Filed Pursuant to Rule 424(b)(3)
Registration No.333-177718

PROSPECTUS

Del Monte Corporation

Offer to Exchange

$1,300,000,000 aggregate principal amount of its 7.625% Senior Notes due 2019 (the “Exchange Notes”),

which have been registered under the Securities Act of 1933, as amended for

any and all of its outstanding 7.625% Senior Notes due 2019 (the “Outstanding Notes” and, together with the

Exchange Notes, the “Notes”)

The Exchange Offer

•	We will exchange all Outstanding Notes that are validly tendered and not validly withdrawn for an equal principal amount of Exchange Notes that are freely tradable.

•	The exchange offer expires at 11:59 p.m., Eastern Time, on December 12, 2011, unless extended.

•	You may withdraw tenders of Outstanding Notes at any time prior to the expiration of the exchange offer.

•

The exchange offer is subject to the conditions discussed under “The Exchange Offer—Conditions to the Exchange Offer,” including, among other things, the effectiveness of the registration statement of which this prospectus forms a part.

•	The exchange of Outstanding Notes for Exchange Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•

The Exchange Notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the private placement of the Outstanding Notes.

•

The Exchange Notes are identical in all material respects to the terms of the Outstanding Notes, except that the Exchange Notes will be freely tradeable and certain rights provided by the registration rights agreement will be limited or eliminated.

•	Currently, there is no public market for the Outstanding Notes. We do not plan to list the Exchange Notes on a national market.

See “Risk Factors” beginning on page 18 for a discussion of certain risks that you should consider before participating in the exchange offer.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus available to any broker-dealer for use in connection with any such resale for a period ending on the earlier of (i) 180 days from the date on which the registration statement relating to this exchange offer is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. Please read “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Exchange Notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2011.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. We are not making an offer to sell these securities in any state or jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or of the date of any document incorporated by reference herein.

This prospectus contains summaries of the terms of several material documents. These summaries include the terms that we believe to be material, but we urge you to review these documents in their entirety. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Requests for copies should be directed to: Corporate Secretary, Del Monte Corporation, P.O. Box 193575, San Francisco, CA 94119-3575 (Telephone: (415) 247-3000). In order to ensure timely delivery of such documents, holders must request this information no later than five days before the date they must make their investment decision. The exchange offer is expected to expire on December 12, 2011 and you must make your exchange decision by the expiration date. Accordingly, any request for documents should be made by December 5, 2011 to ensure timely delivery of the documents prior to the expiration of the exchange offer.

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NON-GAAP FINANCIAL MEASURES

We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP”). In various places in this prospectus, we also provide a non-GAAP financial measure—Adjusted EBITDA. Adjusted EBITDA is a supplemental financial measure that is not required by, or presented in accordance with, GAAP. We present Adjusted EBITDA because we believe that this is an important supplemental measure relating to our financial condition since it is used in certain covenant calculations that may be required from time to time under the indenture governing the Notes and our senior secured credit facilities. Although Adjusted EBITDA may be useful to benchmark our performance period to period, our presentation of Adjusted EBITDA has limitations as an analytical tool. Adjusted EBITDA is not a GAAP measure of liquidity or profitability and should not be considered as an alternative to net income, operating income, net cash provided by operating activities or any other measure determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of cash flow available for discretionary expenditures, as it does not take into account debt service requirements, obligations under the monitoring agreement with our Sponsors (as defined below), capital expenditures or other non-discretionary expenditures that are not deducted from the measure. We caution investors that our presentation of Adjusted EBITDA is intended to supplement our GAAP results and is not a substitute for such results. Additionally, we caution investors that Adjusted EBITDA as used by us may not be comparable to similarly titled measures of other companies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary—Our Company,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements that are not historical facts, including statements about our beliefs or expectations, are forward-looking statements. In some cases, you can identify forward-looking statements by the use of forward-looking terms such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terms.

Forward-looking statements are based on our plans, estimates, expectations and assumptions as of the date of this prospectus, and are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. Accordingly, you should not place undue reliance on them. A detailed discussion of the known risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in the section entitled “Risk Factors.” All forward-looking statements in this prospectus are made only as of the date of this prospectus. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

You should review this prospectus carefully, including the section captioned “Risk Factors,” for a more complete discussion of the risks of an investment in the Exchange Notes.

TRADEMARKS

This prospectus contains some of our trademarks, trade names and service marks, including, among others, Meow Mix, Kibbles ‘n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature’s Recipe, Canine Carry Outs, Snausages, Alley Cat, Meaty Bone, Pounce, Jerky Treats, Milo’s Kitchen, Del Monte, Contadina, S&W, College Inn, Del Monte Fruit Chillers, SunFresh, Fruit Naturals and Orchard Select. Each one of these trademarks, trade names or service marks is either (i) our registered trademark, (ii) a trademark for which we have a pending application, (iii) a trade name or service mark for which we claim common law rights or (iv) a registered trademark or application for registration which we have been licensed by a third party to use. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners.

BASIS OF PRESENTATION

As used throughout this prospectus, unless the context otherwise requires or indicates:

•	“DMC” means Del Monte Corporation;

•	“DMFC” means Del Monte Foods Company;

•	“Blue Sub” means Blue Merger Sub Inc., a Delaware corporation;

•	“Parent” means Blue Acquisition Group, Inc., a Delaware corporation;

•	references to “KKR” are to Kohlberg Kravis Roberts & Co. L.P. and/or certain funds affiliated with KKR;

•	references to “Vestar” are to Vestar Capital Partners V, L.P. and/or certain funds affiliated with Vestar;

•	references to “Centerview” are to Centerview Capital, L.P. and/or certain funds affiliated with Centerview Capital, L.P.; and

•	references to “Sponsors” are to KKR, Vestar and Centerview.

The Outstanding Notes were originally issued on February 26, 2011 by Blue Sub, a wholly-owned subsidiary of Parent formed solely for the purpose of acquiring DMFC and its subsidiaries for the benefit of an investor group led by the Sponsors. On March 8, 2011, Blue Sub merged with and into DMFC, with DMFC being the surviving corporation (the “Merger”). As a result of the Merger, DMFC became a wholly-owned subsidiary of Parent and DMFC assumed all of the obligations of Blue Sub under the Outstanding Notes, the indenture governing the Notes (the “Indenture”) and the related registration rights agreement. At that time, DMC, which was the direct wholly-owned subsidiary of DMFC, became the sole guarantor of the Outstanding Notes. On April 26, 2011, DMFC merged with and into DMC, with DMC being the surviving corporation (the “Subsequent Merger”). As a result of the Subsequent Merger, DMC became a wholly-owned subsidiary of Parent and DMC assumed all of the obligations of DMFC under the Outstanding Notes, the Indenture and the related registration rights agreement. As a result, DMC is treated as the issuer, rather than a guarantor of the Outstanding Notes and will be the issuer of the Exchange Notes. Unless the context otherwise requires, in this offering memorandum “we,” “our,” “us,” “Del Monte” and the “Company” refer to (i) DMFC and its consolidated subsidiaries, including DMC, prior to the Subsequent Merger, and (ii) DMC and its consolidated subsidiaries following the Subsequent Merger.

As a result of the Merger, the Company applied the acquisition method of accounting and established a new basis of accounting on March 8, 2011. Throughout this prospectus, periods presented prior to March 8, 2011 represent the operations of the predecessor company (“Predecessor”) and periods presented after March 8, 2011 represent the operations of the successor company (“Successor”). The twelve months ended May 1, 2011 includes the 44-week Predecessor period from May 3, 2010 through March 7, 2011 (“Predecessor Period”) and the 8-week Successor period from March 8, 2011 through May 1, 2011 (“Successor Period”). The comparability of the financial statements of the Predecessor and Successor periods has been impacted by the application of acquisition accounting and changes in our capital structure resulting from the Merger.

Del Monte’s fiscal year ends on the Sunday closest to April 30, and its fiscal quarters typically end on the Sunday closest to the end of July, October and January. As used throughout this prospectus, “fiscal 2012” means Del Monte’s fiscal year ending April 29, 2012; “fiscal 2011” means the twelve months ended May 1, 2011; “fiscal 2010” means Del Monte’s fiscal year ended May 2, 2010; “fiscal 2009” means Del Monte’s fiscal year ended May 3, 2009; “fiscal 2008” means Del Monte’s fiscal year ended April 27, 2008; and “fiscal 2007” means Del Monte’s fiscal year ended April 29, 2007.

Unless otherwise stated herein, pro forma financial information gives effect to the Transactions, as described under “Unaudited Pro Forma Condensed Consolidated Financial Data.” Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, all statements presented in this prospectus regarding Del Monte’s brands and market share are Del Monte major outlet estimates of equivalent case volume for pet food and consumer markets while dollars are used for pet snacks, which we believe is a more appropriate measure for that business. These estimates are based on Nielsen Grocery Scanner and Nielsen Household Panel data and are intended to reflect estimates for all major retail channels (which are grocery/mass, Walmart, club stores, dollar stores and pet specialty stores). The data for pet products includes the dry dog food, wet dog food, dry cat food, wet cat food, chewy dog snacks, biscuit crunchy dog snacks, long-lasting chew dog snacks and cat treat categories. References to processed fruit, vegetables and tomato products do not include frozen products. Market share data for processed vegetables and tomato products include only those categories in which Del Monte competes. Additionally, market share data for the processed tomato category excludes ketchup, spaghetti sauce and pizza sauce. The data for processed fruit includes major fruit, single-serve and packaged produce categories in which Del Monte competes, includes specialty and pineapple categories and excludes applesauce. The data for broth products includes the total broth category.

References to fiscal 2011 market share refer to the 52-week period ended April 30, 2011 and numbers have been restated to reflect our move to using major outlet data instead of all outlet data. References to market share for the first quarter of fiscal 2012 refer to the 13-week period ended July 31, 2011. References to trends for the categories in which we compete are based on internal estimates of dollar sales calculated from data obtained through Nielsen Grocery Scanner and Nielsen Household Panel data and are intended to reflect estimates for all major retail channels (which are grocery/mass, Walmart, club stores, dollar stores and pet specialty stores).

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PROSPECTUS SUMMARY

This summary highlights information about us and the exchange offer contained in greater detail elsewhere in this prospectus. Because it is a summary it may not contain all of the information that may be important to you. You should carefully read the entire prospectus, especially the information presented under the headings “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before making an investment decision.

Our Company

We are one of the country’s largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market, generating $3.7 billion in net sales for the twelve months ended May 1, 2011. Our pet food and pet snacks brands include Meow Mix, Kibbles ‘n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature’s Recipe, Canine Carry Outs, Milo’s Kitchen and other brand names and our leading food brands include Del Monte, Contadina, S&W, College Inn and other brand names. We also produce and distribute private label pet products and food products. Our products are sold nationwide, in all channels serving retail markets, as well as to the U.S. military, certain export markets, the foodservice industry and other food processors.

We sell our products in the U.S. retail dry grocery market and produce sections, primarily through grocery chains, club stores, supercenters and mass merchandisers. We believe we have developed strong relationships with our customers over the long term that provide a solid base for our business.

We have been in operation since 1916 when a predecessor was originally incorporated. At May 1, 2011, our principal facilities consisted of 17 production facilities and 9 distribution centers in the United States, as well as two production facilities in Mexico and one production facility in Venezuela.

Business Segments

We operate two business segments: Pet Products and Consumer Products. Our Pet Products segment manufactures, markets and sells branded and private label dry and wet pet food and pet snacks. Our Consumer Products segment manufactures, markets and sells branded and private label shelf-stable products, including fruit, vegetable, tomato and broth products.

Pet Products

Our pet products represent some of the leading pet food and pet snacks brands in the United States, with a strong presence in most major product categories. Our pet products portfolio also includes private label products. The products in the pet foods categories are primarily marketed under nationally recognized brands, such as Meow Mix, Kibbles ‘n Bits and 9Lives. Our pet snacks portfolio includes strong brands in one of the fastest growing categories of the pet food industry. Our diverse and expanding pet snack product portfolio includes brands such as Milk-Bone, Pup-Peroni, Canine Carry Outs, Snausages, Meaty Bone, Pounce, Jerky Treats and Milo’s Kitchen. Our Pet Products segment generated $422.0 million in net sales in the three months ended July 31, 2011 and $271.0 million and $1,513.2 million in net sales in the Successor Period and the Predecessor Period, respectively.

Consumer Products

In our Consumer Products segment, we sell fruit, vegetable, tomato and broth products under the Del Monte, Contadina, S&W and College Inn brand names, as well as private label products to key customers. We are one of the largest marketers of processed fruit, vegetables and tomatoes in the United States. Our Consumer Products segment generated $354.2 million in net sales in the three months ended July 31, 2011 and $293.8 million and $1,588.1 million in net sales in the Successor Period and the Predecessor Period, respectively.

The Industry

Overview

The United States consumer packaged goods industry in which our pet products and consumer products compete is generally characterized by relatively stable growth, based on modest price and population increases. Consumer packaged goods producers have been impacted by two key trends affecting their retail customers: cost pressures and competitive pressures. Retailers are rationalizing costs in an effort to improve profitability. In addition, more traditional grocers have experienced increasing competition from club stores, supercenters and mass merchandisers, which generally offer every-day low prices.

Our categories are affected by consumer behavioral changes in shopping and consumption, which may be impacted by economic conditions. We believe both the pet and consumer categories reflect the current challenging economic environment with an increased focus on value-oriented products.

Although companies are facing challenges due to the current competitive promotional and economic environment, we believe that the long-term fundamentals for the overall consumer packaged goods industry are favorable, particularly for branded manufacturers with an ability to innovate based on consumer insights through strong, well-known brands, to effectively price and to successfully manage relationships with customers who are industry leaders.

Pet Products

Our pet products participate in a market with stable annual retail sales of approximately $18 billion. We believe that growth in the dry pet food and snacks categories will continue to be fueled by pricing, as well as higher consumer spending on more premium products due to the heightened importance of pets as part of the family and growth in the pet population. Over half of all American households own a dog or a cat.

The pet products market in which we compete is divided primarily among a small number of large, multi-national manufacturers. We compete in the pet products market primarily based on brand recognition, taste, nutrition, variety and value. We face competition from branded pet food and pet snack products manufactured by companies such as Nestle-Purina, Mars, Colgate and Procter & Gamble. In addition, we face competition from private label pet food and pet snack products manufactured by companies such as Simmons and Mars.

Consumer Products

Our consumer products participate in a market of approximately $7 billion of retail sales annually. We believe that the categories in which we compete, which include processed fruit, vegetables, tomatoes and broth, will continue to be stable, declining modestly in terms of volume, but growing over the prior year in terms of dollars, driven by category pricing. We believe our categories are well-positioned to benefit from the growing importance of adding fruits and vegetables to our consumers’ diet.

Our fruit, vegetable, tomato and broth products compete primarily on the basis of brand recognition, taste, variety, convenience and value. Our competitors include branded and private label fruit, vegetable, tomato and broth processors. Our primary competitors include Dole, Seneca Foods and Pacific Coast Producers in the fruit category; General Mills and Seneca Foods in the vegetable category; Con Agra, Heinz and Unilever in the tomato category; and Campbell Soup and smaller regional brands in the broth category.

Recent Developments

Proposed Settlement

We, along with DMFC’s former directors, one of its former officers and certain other parties, including the Sponsors, have been named as defendants in a putative class action lawsuit in the Delaware Court of Chancery challenging the Merger and seeking, among other things, injunctive relief, rescission of the Merger Agreement, compensatory damages and attorneys’ fees. On October 6, 2011, the lead plaintiff in this putative class action, In re Del Monte Foods Company Shareholders Litigation, and the defendants submitted a proposed settlement to the Delaware Court of Chancery which, if approved, would settle this litigation for a total settlement amount of $89.4 million. In connection with the proposed settlement, if approved, Del Monte Corporation expects to pay $65.7 million into an escrow account, consisting of (i) its financial contribution to the settlement and (ii) the payment of previously unpaid merger-related fees being contributed to the settlement. The proposed settlement is subject to customary conditions, including certification of a mandatory, non-opt out class for settlement purposes and Court of Chancery approval following notice to the settlement class members and a hearing. There can be no guarantee that the proposed settlement will be approved or, if it is approved, that it will not be modified or reversed on appeal. See “Business—Legal Proceedings—Shareholder Litigation Involving the Company” for more information about the proposed settlement and related risks and uncertainties.

October 31, 2011 Employee Terminations

In connection with reviewing our corporate organization, we eliminated a small number of employee positions, including certain executive positions, effective October 31, 2011. In connection with this action, we expect to incur pre-tax charges of approximately $17 million to $19 million (consisting entirely of cash expenditures) related to employee separation costs.

The Transactions

The Merger

On November 24, 2010, Parent and Blue Sub entered into an agreement and plan of merger with DMFC (the “Merger Agreement”). Pursuant to the Merger Agreement, on March 8, 2011, Blue Sub merged with and into DMFC in the Merger, with DMFC being the surviving corporation. Under the terms of the Merger Agreement, the stockholders of DMFC received $19.00 per share in cash.

As a result of the Merger, DMFC became a wholly-owned subsidiary of Parent, a significant majority of whose outstanding capital stock is owned by investment entities affiliated with the Sponsors. In addition, DMFC assumed all of Blue Sub’s obligations under the Outstanding Notes, the Indenture and the related registration rights agreement. At that time, DMC, which was the direct wholly-owned subsidiary of DMFC, became the sole guarantor of the Outstanding Notes.

The Merger was financed by, and we repaid certain of our existing debt and paid related fees, expenses and debt tender premiums with, (i) approximately $4,000.0 million of debt financing consisting of borrowings under the new senior secured credit facilities described below and the issuance of the Outstanding Notes and (ii) approximately $1.6 billion of equity capital from the Sponsors and other investors.

On April 26, 2011, DMFC merged with and into its direct, wholly-owned subsidiary, DMC, with DMC being the surviving corporation. As a result of this merger, which we refer to as the Subsequent Merger, DMC became a direct wholly-owned subsidiary of Parent and DMC assumed all of DMFC’s obligations under the senior secured credit facilities, the Outstanding Notes, the Indenture and the related registration rights agreement. As a result, DMC is treated as the issuer rather than a guarantor of the Outstanding Notes and will be the issuer of the Exchange Notes.

The Related Financing Transactions

In connection with the Merger:

•

we entered into a new $2,700.0 million senior secured term loan B facility (the “Term Loan Facility”) and a new $750.0 million senior secured asset-based revolving credit facility (the “ABL Facility” and, with the Term Loan Facility, the “Credit Facilities”);

•	Blue Sub issued the Outstanding Notes, which were ultimately assumed by DMC; and

•	the Sponsors and other investors contributed approximately $1.6 billion of equity.

The entering into of the Credit Facilities and the related borrowings thereunder, the issuance of the Outstanding Notes and the equity contribution by the Sponsors and other investors are collectively referred to in this prospectus as the “Financing Transactions.”

The Tender Offers and Consent Solicitations

On January 19, 2011, Blue Sub commenced cash tender offers (each an “Offer” and collectively, the “Offers”) for any and all of (i) DMC’s 6 3/4% Senior Subordinated Notes due 2015 (the “Existing 2015 Notes”) and (ii) DMC’s 7 1/2% Senior Subordinated Notes due 2019 (the “Existing 2019 Notes” and, together with the Existing 2015 Notes, the “Existing Notes”). In conjunction with the Offers, Blue Sub solicited consents to eliminate most of the restrictive covenants and certain events of default and to modify the covenant regarding consolidations and mergers contained in the indentures governing the Existing Notes.

Upon consummation of the Merger, DMFC assumed Blue Sub’s obligations in connection with the Offers. Pursuant to the Offers, $241.6 million aggregate principal amount of the Existing 2015 Notes and $447.9 million aggregate principal amount of the Existing 2019 Notes were purchased. Aggregate principal amounts of $8.4 million for the Existing 2015 Notes and $2.1 million for the Existing 2019 Notes were not tendered and remained outstanding until April 8, 2011, when we redeemed them.

The Merger, the Financing Transactions and the Offers are collectively referred to in this prospectus as the “Transactions.” For a more complete description of the Transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Consolidated Financial Data” and “Description of Other Indebtedness.”

Corporate Structure

The following chart summarizes our corporate structure and our principal indebtedness. This chart is provided for illustrative purposes and does not represent all obligations of the Company.

(1)	As of July 31, 2011, we had $521.9 million of net availability under the ABL Facility after giving effect to $38.2 million of outstanding letters of credit.

(2)	None of our Subsidiaries currently guarantee the Notes, the ABL Facility or the Term Loan Facility.

Our Sponsors

Kohlberg Kravis Roberts & Co. L.P.

Founded in 1976 and led by Henry Kravis and George Roberts, Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”) is a leading global investment firm with $61.9 billion in assets under management as of June 30, 2011. With offices around the world, KKR manages assets through a variety of investment funds and accounts covering multiple asset classes. KKR seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR invests in high-quality franchises across multiple industries, including current and previous consumer and retail investments such as Sealy, Dollar General, Pets at Home, Oriental Brewery, WILD, Duracell, Gillette, RJR Nabisco and Safeway. KKR is publicly traded on the New York Stock Exchange (NYSE: KKR).

Vestar Capital Partners

Vestar is a leading international private equity firm specializing in management buyouts and growth capital investments. The firm invests in a wide variety of industries with a focus on the consumer, diversified industries, healthcare, financial, and media and communications sectors. Vestar has significant experience investing in consumer products, including current and previous investments such as Sun Products, Birds Eye Foods, Celestial Seasonings, Michael Foods, Remington, Sun Apparel and Prestone Products. Since the firm’s founding in 1988, the Vestar funds have completed 69 investments in companies with a total value of more than $30 billion, and Vestar currently has more than $7 billion of equity capital under management. Vestar is headquartered in New York, New York, with additional offices in Boston, Denver and Paris.

Centerview Capital

Centerview is an operationally-oriented private equity fund focused exclusively on the U.S. consumer industry with extensive experience in food, including Del Monte’s core categories. With approximately $500 million in committed capital, Centerview looks to leverage its operational expertise and deep consumer industry relationships in partnership with existing owners and management to achieve strategic and operational excellence. Centerview is headquartered in Rye, New York.

Corporate Information

DMC is a Delaware corporation. Our principal executive offices are located at One Maritime Plaza, San Francisco, CA 94111, our mailing address is P.O. Box 193575, San Francisco, CA 94119-3575, and our telephone number at that location is (415) 247-3000. Our website address is www.delmontefoods.com. The information on our website is not a part of this prospectus and our website address is included as an inactive textual reference only.

Risk Factors

You should carefully consider the information set forth under the caption “Risk Factors” of this prospectus before participating in the exchange offer.

The Exchange Offer

On February 16, 2011, Blue Sub completed a private placement of the unregistered Outstanding Notes. Upon consummation of the Merger, DMFC assumed all of Blue Sub’s obligations under the Outstanding Notes, the Indenture and the related registration rights agreement. At that time, DMC became the sole guarantor of the Outstanding Notes. Upon consummation of the Subsequent Merger, DMC assumed all of the obligations of DMFC under the Outstanding Notes, the Indenture and the related registration rights agreement. As a result, DMC is treated as the issuer, rather than a guarantor, of the Outstanding Notes and will be the issuer of the Exchange Notes. The registration rights agreement provides, among other things, that we will deliver this prospectus to you and will use our commercially reasonable efforts to complete the exchange offer. The following is a summary of the exchange offer. See “The Exchange Offer” for a more complete description of the terms of the exchange offer.

Outstanding Notes	Our 7.625% senior notes due 2019, which were issued on February 16, 2011.

Exchange Notes	Our 7.625% senior notes due 2019. The terms of the Exchange Notes are identical to the terms of the Outstanding Notes, except that the Exchange Notes will be freely tradeable and certain rights provided by the registration rights agreement will be limited or eliminated.

The Exchange Offer	We are offering to exchange up to $1,300.0 million aggregate principal amount of our Exchange Notes, which will be registered under the Securities Act, for up to $1,300.0 million aggregate principal amount of our Outstanding Notes, on the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which we refer to as the “exchange offer.” You may tender Outstanding Notes only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Resale of Exchange Notes by Holders Other Than Broker-Dealers	Based on interpretations of the Securities and Exchange Commission, or SEC, staff in no-action letters issued to third parties, if you are not a broker-dealer, we believe that you may resell and transfer the Exchange Notes issued pursuant to the exchange offer in exchange for Outstanding Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	acquired the Exchange Notes other than in the ordinary course of your business;

•	have an arrangement with any person to engage in the distribution of the Exchange Notes; or

•	are prohibited by any law or policy of the SEC from participating in the exchange offer.

If you fall within one of the exceptions listed above or have tendered in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you cannot rely on the applicable interpretations of the SEC staff and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Resale of Exchange Notes by Broker-Dealers	This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired by such broker-dealer (i) as a result of market-making activities or other trading activities and (ii) not directly from us for resale under Rule 144A, Regulation S or another available exemption under the Securities Act. We have agreed that we will make this prospectus available to any broker-dealer for use in connection with any such resale for a period ending on the earlier of (i) 180 days from the date on which the registration statement relating to this exchange offer is declared effective and (ii) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities. Please read “Plan of Distribution.” Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

A broker-dealer that acquired any of its Outstanding Notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act and not as a result of market-making activities or other trading activities cannot rely on the applicable interpretations of the SEC staff described above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Consequences If You Do Not Exchange Your Outstanding Notes	Outstanding Notes that are not tendered in the exchange offer or that are not accepted for exchange will continue to be subject to the restrictions on transfer described in the legend on your Outstanding Notes. In general, you may only offer or sell the Outstanding Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. After the completion of the exchange offer, we will no longer have an obligation to register the Outstanding Notes, except in limited circumstances as required by the registration rights agreement. The tender of Outstanding Notes under the exchange offer will reduce the principal amount of the Outstanding Notes. The corresponding reduction in liquidity may have an adverse effect upon, and increase the volatility of, the market price of any Outstanding Notes that you continue to hold following completion of the exchange offer.

For more information, see “The Exchange Offer—Consequences of Not Tendering.”

Expiration Date	The exchange offer will expire at 11:59 p.m., Eastern Time, on December 12, 2011, unless we decide to extend it.

Conditions to the Exchange Offer	The exchange offer is conditioned upon the effectiveness of this registration statement and certain other customary conditions, as discussed in “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must deliver to the exchange agent:

•

either a completed and signed letter of transmittal or, for Outstanding Notes tendered electronically, an agent’s message from The Depository Trust Company, or DTC, stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer;

•	your Outstanding Notes, either by tendering them in certificated form or by timely confirmation of book-entry transfer through DTC; and

•	any other documents required by the letter of transmittal.

These actions must be completed before the expiration of the exchange offer. If you hold Outstanding Notes through DTC, you must comply with its standard for electronic tenders, by which you will agree to be bound by the letter of transmittal.

For more information, see “The Exchange Offer—Terms of the Exchange” and “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Holders	If you beneficially own Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Outstanding Notes in the exchange offer, you should contact the registered holder promptly and instruct such person to tender on your behalf. If you wish to tender your Outstanding Notes in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Outstanding Notes, either arrange to have the Outstanding Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	If you desire to tender your Outstanding Notes in the exchange offer and:

•	the Outstanding Notes are not immediately available;

•	time will not permit delivery of the Outstanding Notes and all required documents to the exchange agent on or prior to the expiration date; or

•	the procedures for book-entry transfer cannot be completed on a timely basis;

you may nevertheless tender the Outstanding Notes, provided that you comply with all of the guaranteed delivery procedures set forth in “The Exchange Offer—Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw your tender of Outstanding Notes at any time prior to 11:59 p.m., Eastern Time, on the expiration date and, if not previously accepted for exchange, after January 13, 2012. Any withdrawn Outstanding Notes will be credited to the tendering holder’s account at DTC or, if the withdrawn Outstanding Notes are held in certificated form, will be returned to the tendering holder. We will accept for exchange any and all Outstanding Notes validly tendered and not withdrawn prior to the expiration of the exchange offer.

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Subject to customary conditions, if you fulfill all conditions required for proper acceptance of Outstanding Notes we will accept any and all Outstanding Notes that you validly tender in the exchange offer before 11:59 p.m., Eastern Time, on the expiration date of the exchange offer. We will return any Outstanding Note that we do not accept for exchange, without expense, promptly after the expiration date. We will deliver the Exchange Notes promptly after the expiration date and acceptance of the Outstanding Notes for exchange. Please read “The Exchange Offer—Terms of the Exchange Offer.”

U.S. Federal Income Tax Considerations	The exchange of Exchange Notes for Outstanding Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for more information regarding the tax consequences to you of the exchange offer.

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of Exchange Notes in connection with the exchange offer.

Fees and Expenses	We will pay all expenses related to the exchange offer.

Accounting Treatment	We will record the Exchange Notes in our accounting records at the same carrying value as the Outstanding Notes. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Exchange Agent	We have appointed The Bank of New York Mellon Trust Company, N.A., as exchange agent for the exchange offer. The address, telephone number and facsimile number of the exchange agent are set forth below under “The Exchange Offer—Exchange Agent.”

The Exchange Notes

The form and terms of the Exchange Notes are the same in all material respects as the form and terms of the Outstanding Notes, except that:

•	the Exchange Notes will be registered under the Securities Act and so will no longer be subject to transfer restrictions; and

•

certain rights provided by the registration rights agreement we entered into in connection with the issuance of the Outstanding Notes, including provisions providing for registration rights and the payment of additional interest in specified circumstances, will be limited or eliminated.

The Exchange Notes will evidence the same indebtedness as the Outstanding Notes and will be treated as a single series of debt securities. The Indenture will govern both the Outstanding Notes and the Exchange Notes.

The following is a brief summary of the material terms of the Exchange Notes. For a more complete description of the terms of the Exchange Notes, please see “Description of the Exchange Notes.”

Issuer	DMC, as the successor obligor to each of Blue Sub and DMFC.

Securities Offered	$1,300.0 million aggregate principal amount of 7.625% Senior Notes due 2019.

Maturity Date	February 15, 2019.

Interest	Interest on the Exchange Notes will accrue at a rate of 7.625% per annum, from the most recent date on which interest was paid on the Outstanding Notes. Holders of Outstanding Notes that are accepted for exchange will be deemed to have waived the right to receive any further interest payments with respect to such Outstanding Notes. Interest on the Exchange Notes will be payable semi-annually in cash in arrears on February 15 and August 15 of each year, commencing on February 15, 2012.

Guarantees	The Exchange Notes will be fully and unconditionally guaranteed on a senior unsecured basis by each of our existing and future domestic restricted subsidiaries that guarantee our Credit Facilities. None of our subsidiaries currently guarantee our Credit Facilities. As a result, initially, none of our subsidiaries will provide any guarantees under the Exchange Notes. Our subsidiaries held approximately $142.3 million, or 2%, of our total assets and approximately $121.5 million, or 2%, of our total liabilities as of July 31, 2011 and accounted for approximately $152.8 million, or 4%, of our total net sales for the twelve months ended May 1, 2011.

For more information, see “Description of the Exchange Notes—Guarantees.”

Security	The Exchange Notes will be unsecured.

Ranking	The Exchange Notes and any future guarantees will be the Issuer’s and the guarantors’ general senior unsecured obligations and will:

•	rank senior in right of payment to the Issuer’s and the guarantors’ existing and future debt and other obligations that expressly provide for their subordination to the Notes and the guarantees;

•	rank equally in right of payment to all of the Issuer’s and the guarantors’ existing and future unsecured debt;

•

be effectively junior to the Issuer’s and the guarantors’ existing and future senior secured debt to the extent of the value of the collateral securing such debt, including borrowings under our senior secured credit facilities; and

•	be structurally subordinated to all of the existing and future liabilities, including trade payables, of our subsidiaries that do not guarantee the Notes.

As of July 31, 2011, (1) the Notes ranked effectively junior to approximately $2,700.0 million of senior secured indebtedness consisting solely of borrowings under our Credit Facilities, (2) we had additional borrowing capacity under our ABL Facility of $521.9 million (subject to a borrowing base and after giving effect to approximately $38.2 million of letters of credit outstanding on July 31, 2011) and (3) our subsidiaries, none of which guarantee the Notes, had approximately $4.0 million aggregate principal amount of indebtedness outstanding. We also can incur additional secured indebtedness under our Credit Facilities if certain specified conditions are met.

For more information, see “Description of the Exchange Notes—Ranking.”

Optional Redemption	On or after February 15, 2014, we may redeem some or all of the Exchange Notes at any time at the redemption prices listed in the “Description of the Exchange Notes” section under the heading “Optional Redemption,” plus accrued and unpaid interest, if any, to the redemption date. In addition, we may redeem up to 35% of the aggregate principal amount of the Exchange Notes before February 15, 2014 with the proceeds of certain equity offerings at a redemption price of 107.625%, plus accrued and unpaid interest, if any, to the redemption date. We may also redeem some or all of the Exchange Notes before February 15, 2014 at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date, plus a “make whole” premium.

For more information, see “Description of the Exchange Notes—Optional Redemption.”

Change of Control Offer	If we experience certain kinds of changes of control, we must offer to purchase the Exchange Notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Mandatory Offer to Repurchase Following Certain Asset Sales	If we sell certain assets, under certain circumstances we must offer to repurchase the Exchange Notes at the prices listed under “Description of the Exchange Notes—Repurchase at the Option of Holders—Asset Sales.”

Certain Covenants	The Indenture contains covenants that limit, among other things, our ability and the ability of some of our subsidiaries to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

•	make investments;

•	create liens or use assets as security in other transactions;

•	merge or consolidate, or sell, transfer, lease or otherwise dispose of substantially all of our assets;

•	enter into certain transactions with affiliates; and

•	designate our subsidiaries as unrestricted.

These covenants are subject to a number of important qualifications and limitations. See “Description of the Exchange Notes—Certain Covenants.” Certain covenants will be suspended for so long as the Exchange Notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s Financial Services LLC.

Risk Factors	You should carefully consider all of the information set forth in this prospectus. Investing in the Exchange Notes involves substantial risk and investors should evaluate the specific factors set forth under “Risk Factors” beginning on page 18 before deciding to invest in the Exchange Notes.

Governing Law	The Exchange Notes will be governed by and construed in accordance with the laws of the State of New York.

Summary Historical Consolidated Financial Data

The following table sets forth summary historical consolidated financial data of the Predecessor (as defined below) and the Successor (as defined below) for the periods indicated. The Company’s fiscal year is based on either a 52- or 53-week period ending on the Sunday closest to April 30. Therefore, the financial results of certain fiscal years and fiscal quarters will not be exactly comparable to other fiscal years and fiscal quarters. The three months ended August 1, 2010 and July 31, 2011 each reflect operating results for 13 weeks. Fiscal 2009 (ended May 3, 2009) contains operating results for 53 weeks, while fiscal 2010 (ended May 2, 2010) contains operating results for 52 weeks.

On March 8, 2011, Del Monte Foods Company (“DMFC”) was acquired by an investor group led by funds affiliated with Kohlberg Kravis Roberts & Co. L.P., Vestar Capital Partners and Centerview Capital, L.P. Under the terms of an agreement and plan of merger, dated November 24, 2010, between Blue Acquisition Group, Inc. (“Parent”), Blue Merger Sub Inc. (“Blue Sub”) and DMFC, the stockholders of DMFC received $19.00 per share in cash. The acquisition (also referred to as the “Merger”) was effected by the merger of Blue Sub with and into DMFC, with DMFC being the surviving corporation. As a result of the Merger, DMFC became a wholly-owned subsidiary of Parent. DMFC stockholders approved the Merger on March 7, 2011. As a result of the Merger, we applied the acquisition method of accounting and established a new basis of accounting on March 8, 2011. Periods presented prior to March 8, 2011 represent the operations of the predecessor company (“Predecessor”) and periods presented after March 8, 2011 represent the operations of the successor company (“Successor”). The twelve months ended May 1, 2011 includes the 44-week Predecessor period from May 3, 2010 through March 7, 2011 (“Predecessor Period”) and the 8-week Successor period from March 8, 2011 through May 1, 2011 (“Successor Period”). The comparability of the financial statements of the Predecessor and Successor periods has been impacted by the application of acquisition accounting and changes in our capital structure resulting from the Merger.

The summary consolidated statements of income (loss) data presented below for fiscal 2009 and 2010, the Successor Period and the Predecessor Period, and the balance sheet data as of May 2, 2010 and May 1, 2011, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical operating results are not necessarily indicative of future operating results. The summary historical consolidated financial data as of July 31, 2011 and for the three months ended August 1, 2010 and July 31, 2011 have been derived from our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

You should read the summary financial data presented below in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Successor		Predecessor
	Three Months Ended July 31, 2011	March 8, 2011 through May 1, 2011 (b)	Three Months Ended August 1, 2010	May 3, 2010 through March 7, 2011 (c)	Fiscal 2010	Fiscal 2009
	(in millions)		(in millions)
Statement of income (loss) data (a):
Net sales	$776.2	$564.8	$804.6	$3,101.3	$3,739.8	$3,626.9
Cost of products sold	554.4	457.0	537.9	2,073.6	2,510.6	2,622.7

Gross profit	221.8	107.8	266.7	1,027.7	1,229.2	1,004.2
Selling, general and administrative expense	172.5	108.9	147.3	535.7	721.2	643.3
Transaction and related costs	—	82.8	—	68.8	—	—

Operating income (loss)	49.3	(83.9)	119.4	423.2	508.0	360.9
Interest expense	62.6	44.3	19.7	66.7	116.3	110.3
Other (income) expense	30.3	25.7	3.6	(5.2)	9.8	24.1

Income (loss) from continuing operations before income taxes	(43.6)	(153.9)	96.1	361.7	381.9	226.5
Provision (benefit) for income taxes	(16.0)	(49.0)	36.2	139.8	139.9	78.8

Income (loss) from continuing operations	(27.6)	(104.9)	59.9	221.9	242.0	147.7
Income (loss) from discontinued operations (net of taxes of $0.0, $0.2, $0.3, $(2.6), $(0.9) and $14.3, respectively)	—	0.4	(0.5)	0.9	2.3	24.6

Net income (loss)	$(27.6)	$(104.5)	$59.4	$222.8	$244.3	$172.3

	Successor		Predecessor
	July 31, 2011	May 1, 2011			May 2, 2010	May 3, 2009
	(in millions)				(in millions)
Balance sheet data:
Total assets	$7,289.8	$7,203.7			$4,288.9	$4,321.3
Long-term debt, excluding current portion	3,966.6	3,973.1			1,255.2	1,525.9
Stockholder’s equity	1,455.5	1,485.4			1,827.4	1,606.5

	Successor		Predecessor
	Three Months Ended July 31, 2011	March 8, 2011 through May 1, 2011	Three Months Ended August 1, 2010	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
	(in millions)		(in millions)
Cash flow data (a)(b):
Cash flows provided by operating activities	$66.1	$85.2	$49.9	$254.3	$355.9	$200.6
Cash flows provided by (used in) investing activities	(22.7)	(3,882.7)	(18.6)	(66.1)	(104.9)	277.1
Cash flows provided by (used in) financing activities	(3.6)	4,002.6	(55.3)	(91.5)	(336.2)	(361.3)
Capital expenditures	22.7	25.8	18.6	66.1	104.9	88.7

	Successor		Predecessor
	Three Months Ended July 31, 2011	March 8, 2011 through May 1, 2011	Three Months Ended August 1, 2010	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
(in millions)
Other financial data:
Ratio of earnings to fixed charges	N/A	N/A	4.9x	5.4x	3.9x	2.8x
Deficiency of earnings to cover fixed charges	$43.6	$153.9	—	—	—	—

(a)	For all periods presented, the operating results and assets and liabilities related to the StarKist Seafood Business have been classified as discontinued operations. We have combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories in the Statement of Cash Flows for all periods presented.
(b)	The financial results for the period March 8, 2011 through May 1, 2011 represent the 8-week Successor period reflecting the Merger.
(c)	The financial results for the period May 3, 2010 through March 7, 2011 represent the 44-week Predecessor period prior to the Merger.

RISK FACTORS

You should carefully consider the following risks, in addition to the other information contained in this prospectus, before making any decision regarding the exchange offer. The risks described below could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Relating to Our Business

Our substantial indebtedness could adversely affect our operations and financial condition.

As of July 31, 2011, we had a total of $4,004.0 million of indebtedness, primarily relating to $1,300.0 million aggregate principal amount of the Notes and $2,700.0 million outstanding under our senior secured term loan B facility (with all related loan documents, and as amended from time to time, the “Term Loan Facility”). Additionally, as of July 31, 2011, we had $521.9 million of net availability under our $750.0 million senior secured asset-based revolving credit facility (with all related loan documents, and as amended from time to time, the “ABL Facility” and, with the Term Loan Facility, the “Credit Facilities”) after giving effect to $38.2 million of outstanding letters of credit. Our high level of indebtedness could have important consequences, such as:

•	making it more difficult to satisfy our obligations with respect to our outstanding debt, including the Notes;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available to fund growth, working capital, capital expenditures, investments or acquisitions, debt service requirements or other cash requirements;

•	reducing our flexibility to adjust to changing business conditions and increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our Credit Facilities, are at variable rates of interest;

•	limiting our ability to obtain additional financing to fund growth, working capital, capital expenditures, investments or acquisitions, debt service requirements or other cash requirements;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

If our cash from operations is not sufficient to meet our operating needs, expenditures and debt service obligations, our business would be adversely impacted. Additionally, we may be required to refinance our debt, sell assets, borrow additional money or raise equity. We may be unable to take such actions on acceptable terms or at all.

Our ability to generate cash to meet our operating needs, expenditures and debt service obligations will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, pressure from competitors, consumer preferences and other matters discussed in this prospectus (including this “Risk Factors” section). If our cash flow and capital resources are insufficient to fund our debt service obligations and other cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. The Credit Facilities and the indenture governing the Notes (the “Indenture”) may restrict our ability to take these actions and we may not be able to effect any such alternative measures on commercially reasonable terms or at all. Even if we are successful in taking any such alternative actions, such actions may materially and adversely affect our financial position and results of operations and such actions may not allow us to meet our scheduled debt service obligations.

If we cannot make scheduled payments on our debt, we will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, the lenders under the ABL Facility could terminate their commitments to loan money, and our secured lenders under the ABL Facility and Term Loan Facility could declare all outstanding principal and interest to be due and payable and foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Restrictive covenants in the Credit Facilities and the Indenture may restrict our operational flexibility. If we fail to comply with these restrictions, we may be required to repay our debt, which would materially and adversely affect our financial position and results of operations.

The Credit Facilities and the Indenture include certain restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our best interests, such as making strategic acquisitions or investments or otherwise pursuing business opportunities that may be in our interests. These covenants include restrictions on our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions in respect of, or repurchase or redeem, stock and warrants, options or other rights to acquire stock;

•	prepay, redeem or repurchase certain debt;

•	make loans, investments and other restricted payments;

•	sell or otherwise dispose of assets;

•	incur liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

In addition, the ABL Facility requires that we maintain an adjusted fixed charge coverage ratio of 1.0 to 1.0 for periods during which we have borrowed a significant majority of the available amounts under the ABL Facility. Our ability to meet this financial ratio will depend upon our future performance and may be affected by events beyond our control (including factors discussed in this “Risk Factors” section). We may not be able to comply with this ratio.

A breach of the covenants in the Credit Facilities or the Indenture could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Credit Facilities would permit the lenders under our ABL Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under the Credit Facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness, which would materially and adversely affect our financial position and results of operations.

Despite our significant indebtedness, we may still be able to incur substantially more debt in the future. This could further exacerbate the risks to our financial condition and business described above.

We may be able to incur significant additional indebtedness in the future. For example, as of July 31, 2011, we had $521.9 million of net availability under the ABL Facility after giving effect to $38.2 million of outstanding letters of credit. Although the Credit Facilities and the Indenture contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, our ABL Facility could be increased, subject only to the consent of the new or existing lenders providing such increases, such that the aggregate principal amount of commitments under the ABL Facility does not exceed $1,000.0 million. We also can incur up to an additional $500.0 million of secured indebtedness under the Term Loan Facility if certain specified conditions are met, subject also to the consent of the new or existing lenders providing such additional loans. If our current debt level increases, the related risks we face could intensify.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming indebtedness of $3,221.9 million under our Credit Facilities (reflecting the $2,700.0 million of borrowings under the Term Loan Facility and the $521.9 million of net availability under the ABL Facility as of July 31, 2011), and taking into account our interest rate swap in effect as of July 31, 2011 as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” each quarter point change in interest rates would result in a $1.3 million change in annual interest expense on our indebtedness under the ABL Facility and, if interest rates rise above the LIBOR floor of 1.50%, each quarter point change in interest rates would result in a $6.0 million change in annual interest expense on our indebtedness under the Term Loan Facility. We have additional interest rate swaps that are not currently in effect. In the future, we may enter into additional interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into (including our existing swaps) may not fully mitigate our interest rate risk, may prove disadvantageous, or may create additional risks, including risks discussed elsewhere in this “Risk Factors” section.

If the financial institutions that are part of the syndicate of our ABL Facility fail to extend credit under our facility or reduce the borrowing base under our ABL Facility, our liquidity and results of operations may be adversely affected.

We have the flexibility to use the ABL Facility, in part, to fund our seasonal working capital needs, and accordingly, our need to draw on the ABL Facility may fluctuate significantly during the year. Each financial institution that is part of the syndicate for our ABL Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our facility. If any participant or group of participants with a significant portion of the commitments in our ABL Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected. In addition, the financial institutions that are part of the syndicate of our ABL Facility may reduce the borrowing base under our ABL Facility in certain circumstances. If our liquidity under our ABL Facility is materially adversely impacted, particularly during the harvesting and packing months of June through October when we typically have our highest cash needs, our results of operations could be materially adversely affected.

Cash generated by our subsidiaries may be unavailable to satisfy our indebtedness, including the Notes.

None of our subsidiaries are currently guarantors of the Notes or our other indebtedness. Unless they are guarantors of the Notes or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the Notes or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal, practical and contractual restrictions may limit our ability to obtain cash from our subsidiaries.

The pet product and food product categories in which we participate are highly competitive and, if we are not able to compete effectively, our results of operations could be adversely affected.

The pet product and food product categories in which we participate are highly competitive. There are numerous brands and products that compete for shelf space and sales, with competition based primarily upon brand recognition and loyalty, product and packaging, quality and innovation, taste, nutrition, breadth of product line, price and convenience. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. Our branded products face strong competition from private label products that are generally sold at lower prices, imports, other national and regional brands and fresh and frozen alternatives. The impact of price gaps between our products and private label products may be particularly acute in our Consumer Products segment, where significant price gaps may result in share erosion and harm our business. A number of our competitors have broader product lines, substantially greater financial and other resources and/or lower fixed costs than we have. Our competitors may succeed in developing new or enhanced products that are more attractive to customers or consumers than ours. These competitors may also prove to be more successful in marketing and selling their products than we are; and may be better able to increase prices to reflect cost pressures. We may not compete successfully with these other companies or maintain or grow the distribution of our products. We cannot predict the pricing or promotional activities of our competitors or whether they will have a negative effect on us. Many of our competitors engage in aggressive pricing and promotional activities. There are competitive pressures and other factors which could cause our products to lose market share or decline in sales or result in significant price or margin erosion, which would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully introduce new products, reposition existing products or anticipate changes in pet or consumer preferences, which could adversely affect our results of operations.

Our future business and financial performance depend, in part, on our ability to successfully introduce new products and improved products, reposition existing products, and anticipate and offer products that appeal to the changing tastes, dietary habits and trends and product packaging preferences of consumers and, their pets, in the market categories in which we compete. Innovation may be particularly important in our Pet Products segment, where innovation plays a significant role in the competitive landscape and is a significant driver of sales and share growth in the pet food and pet snacks categories in which we compete. We cannot be certain that opportunities for product innovation will exist or that we will be able to successfully introduce new products or reposition existing products. We incur significant development and marketing costs in connection with the introduction of new products or repositioning of existing products. Successfully launching and selling new products puts pressure on our sales and marketing resources, and we may fail to invest sufficient funds behind a new product introduction to make it successful. If customers and consumers do not accept a new product, then the introduction of a new product can reduce our operating income as introduction costs, including slotting fees, may exceed revenues. If we are not able to anticipate, identify or develop and market products that respond to changes in pet or consumer preferences or if our new product introductions or repositioned products fail to gain consumer acceptance, we may not grow our business as anticipated. Additionally, demand for our products could decline and our results of operations could be adversely affected.

Our success depends in part upon our ability to persuade consumers to purchase our branded products versus lower-priced branded and private-label offerings. During economic downturns, consumers may be less willing or able to pay a price premium for our branded products and may shift purchases to lower-priced or other value offerings, which may adversely affect our results of operations.

Our branded products generally command a price premium as compared to the prices of the private-label products with which they compete. Additionally, our branded products in our Consumer Products segment generally command a price premium as compared to the prices of the branded products with which they compete. The current premium for our products may limit our ability to effectively implement price increases. Additionally, these price premiums may increase in the future, particularly if we implement price increases. The willingness of consumers to pay a price premium for our branded products depends on a number of factors, including the effectiveness of our marketing programs, the continuing strength of our brands and general economic conditions. During periods of challenging economic conditions, consumers may be less willing or able to pay a price differential for our branded products, notwithstanding our marketing programs or the strength of our brands, and may shift purchases away from our branded products to lower-priced offerings or forgo purchases of our products altogether. If the price premium for our branded products exceeds the amount consumers are willing to pay, whether due to economic conditions or otherwise, our sales would suffer and our revenues and results of operations could be adversely affected. In addition, consumers may migrate to higher-value, larger-sized packages of our branded products (which tend to have lower margins than our smaller-sized offerings), which could also have an adverse effect on our results of operations.

If we are unable to maintain or increase prices for our products, our results of operations may be adversely affected.

We rely in part on price increases to neutralize cost increases and improve the profitability of our business. We have implemented significant price increases for our products in recent years. For example, in fiscal 2009, price increases to address inflationary pressures accounted for a 12.4% increase in net sales while volume and mix made up the other 1.7% increase in net sales. Our ability to effectively implement price increases or otherwise raise prices for our products can be affected by a number of factors, including competition, aggregate industry supply, category limitations, market demand and economic conditions, including inflationary pressures. During challenging economic times, our ability to increase the prices of our products may be particularly constrained. Additionally, customers may pressure us to rescind price increases that we have announced or already implemented (either through a change in list price or increased promotional activity). If we are unable to maintain or increase prices for our products (or must increase promotional activity), our results of operations could be adversely affected. Furthermore, price increases generally result in volume losses, as consumers purchase fewer units. If such losses (also referred to as the elasticity impact) are greater than expected or if we lose distribution due to a price increase (which may result from a customer response or otherwise), our results of operations could be adversely affected.

We may not be able to successfully implement initiatives to improve productivity and streamline operations to control or reduce costs. Failure to implement such initiatives could adversely affect our results of operations.

Because our ability to effectively implement price increases for our products can be affected by factors outside of our control, our profitability and growth depend significantly on our efforts to control our operating costs. Because many of our costs, such as energy and logistics costs, packaging costs and ingredient, commodity and raw product costs, are affected by factors outside or substantially outside our control, we generally must seek to control or reduce costs through operating efficiency or other initiatives. For example, in fiscal 2008, we realigned the manufacture of certain of our dry pet food products, enabling us to reduce the number of miles we had to ship such products, which in turn improved our cost structure. Such initiatives are important to our success. If in the future we are not able to identify and complete additional initiatives designed to control or reduce costs and increase operating efficiency on time or within budget, our results of operations could be adversely impacted. In addition, if the cost savings initiatives we have implemented to date, or any future cost-savings initiatives, do not generate expected cost savings, our results of operations could be adversely affected.

The inputs, commodities, ingredients and other raw materials that we require are subject to price increases and shortages that could adversely affect our results of operations.

The primary inputs, commodities, ingredients and other raw materials that we use include energy (including natural gas), fuel, packaging, fruits, vegetables, tomatoes, grains (including corn), sugar, spices, meats, meat by-products, soybean meal, water, fats, oils and chemicals. Prices for these and other items we use may be volatile and we may experience shortages in these items due to factors beyond our control, such as commodity market fluctuations, availability of supply, increased demand (whether for the item we require or for other items, which in turn impacts the item we require), weather conditions, natural disasters, currency fluctuations, governmental regulations (including import restrictions), agricultural programs or issues, energy programs, labor strikes and the financial health of our suppliers. Input, commodity, ingredient and other raw material price increases or shortages may result in higher costs or interrupt our production schedules, each of which could have a material adverse effect on our results of operations. Production delays could lead to reduced sales volumes and profitability as well as loss of market share. Higher costs could adversely impact our earnings. For example, fuel prices affect our transportation costs for both raw materials and finished product and natural gas prices also affect our production costs. If we are not able to implement our productivity initiatives or increase our product prices to offset price increases of our inputs, commodities, ingredients and other raw materials, as a result of consumer sensitivity to pricing or otherwise, or if sales volumes decline due to price increases, our results of operations could be adversely affected. Our competitors may be better able than we are to implement productivity initiatives or effect price increases or to otherwise pass along cost increases to their customers. Moreover, if we increase our prices in response to increased costs, we may need to increase marketing spending, including trade promotion spending, in order to retain our market share. Such increased marketing spending may significantly offset the benefits, if any, of any price increase and negatively impact our results of operations.

Increases in logistics and other transportation-related costs could materially adversely impact our results of operations. Our ability to competitively serve our customers depends on the cost and availability of reliable transportation.

Logistics and other transportation related costs have a significant impact on our results of operations. We use multiple forms of transportation to bring our products to the market. They include ships, trucks, intermodals and railcars. Disruption to the timely supply of these services or increases in the cost of these services for any reason, including availability or cost of fuel, regulations affecting the industry, service failures by our third-party logistics service provider, or natural disasters (which may impact the transportation infrastructure or demand for transportation services), could have an adverse effect on our ability to serve our customers, and could have a material adverse effect on our financial performance.

If our assessments and assumptions about commodity prices, as well as ingredient and other prices and interest and currency exchange rates, prove to be incorrect in connection with our hedging or forward-buy efforts or planning cycles, our costs may be greater than anticipated and our financial results could be adversely affected. Volatility in interest rates, commodities and other hedged items will impact our results of operations.

We generally use commodity futures and options to reduce the price volatility associated with anticipated commodity purchases of corn, wheat and soybean meal used in the production of certain of our products. Additionally, we have hedging programs relating to interest rates, currency, natural gas and diesel fuel. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” for a discussion of our current hedging and derivatives programs. We may cease any of our current programs or use other hedging or derivative programs in the future. The extent of our hedges at any given time depends on our assessment of the markets for these commodities, diesel fuel, natural gas, and capital, including our assumptions about future prices, currency exchange rates and interest rates. For example, if we believe market prices for the commodities we use are unusually high, we may choose to hedge less, or even none, of our upcoming requirements. If we fail to hedge and prices, interest rates or currency exchange rates subsequently increase, or if we institute a hedge and prices, interest rates or currency exchange rates subsequently decrease, our costs may be greater than anticipated or greater than our competitors’ costs and our financial results could be adversely affected. Additionally, changes in the value of our commodities and other derivatives accounted for as economic hedges are recorded directly as other income or expense. As of July 31, 2011, all our hedges were accounted for as economic hedges and we currently expect to continue such practice. Accordingly, volatility in interest rates, commodities and other hedged items could result in volatility in our results of operations.

Our success depends in part on our ability to grow our pet products business.

Our current strategy for growing our business includes efforts to expand our pet products business sales. Our efforts to grow in this area include product innovation and marketing efforts, which carry risks discussed elsewhere in this “Risk Factors” section.

The loss of a significant customer, certain actions by a significant customer or financial difficulties of a significant customer could adversely affect our results of operations.

A relatively limited number of customers account for a large percentage of our total sales. During the three months ended July 31, 2011, our top customer, Walmart (including Walmart’s stores and supercenters as well as SAM’S CLUB), represented approximately 35% of our overall list sales, which approximates our gross sales, and an even higher percentage of sales of our Pet Products business, and our ten largest customers represented approximately 64% of our overall list sales. During the twelve months ended May 1, 2011, our top customer, Walmart (including Walmart’s stores and supercenters as well as SAM’S CLUB), represented approximately 34% of our overall list sales, which approximates our gross sales, and an even higher percentage of sales of our Pet Products business, and our ten largest customers represented approximately 63% of our overall list sales. These percentages may increase if there is consolidation among existing food retailers or if mass merchandisers grow disproportionately to their competition. We expect that a significant portion of our revenues will continue to be derived from a small number of customers; however, there can be no assurance that these customers will continue to purchase our products in the same quantities as they have in the past. Our customers are generally not contractually obligated to purchase from us. Customers typically make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance, their desired inventory levels and other factors. Competition may be particularly intense where a customer (such as a club store) typically carries only one of a particular type of product or uses a bid process. Our sales volume could decrease if we fail to win a bid and lose the ability to distribute our products, even temporarily, through such customer. Changes in our customers’ strategies, including a reduction in the number of brands they carry, shipping strategies, a shift of shelf space to or increased emphasis on private label products (including “store brands”), or a reduction in shelf space for core grocery items may adversely affect our sales. Requirements that may be imposed on us by our customers, such as sustainability, inventory management or product specification requirements, may have an adverse effect on our results of operations. Additionally, our customers may face financial difficulties, bankruptcy or other business disruptions that may impact their operations and their purchases from us and may affect their ability to pay us for products purchased from us. During economic downturns, our customers may be more susceptible to experiencing any of the foregoing conditions. If our customers experience financial difficulties (including difficulty accessing funds necessary to operate their businesses), bankruptcy or other business disruptions because of economic conditions or otherwise, our customers could reduce or cease purchases of our products, discontinue operations, or delay payment, or fail to pay, for products purchased, each of which could adversely affect our results of operations. In addition, to the extent that any customer seeks protection under the bankruptcy laws, such customer may seek return of moneys already paid to us. If our sales of products to one or more of our significant customers are reduced, this reduction could have a material adverse effect on our business, financial condition and results of operations.

Transformative plans involve risk and may adversely affect our business and financial results.

We may in the future contemplate and adopt plans intended to effect significant change within our Company. For example, in fiscal 2008, we completed a two-year transformation plan for which we incurred significant costs. Our future plans, if any, may, but need not, involve closure or disposal of plants, distribution centers, businesses or other assets as well as headcount reductions or reductions in our number of product offerings, which could increase our expenses and adversely affect our results of operations. Divesting plants, distribution centers, businesses or other assets or changes in strategy may also adversely impact our results of operations due to related write-offs or the acceleration of remediation expenses or due to the loss of operating income that may be associated with any such disposed business. Additionally, restructuring or disposition efforts may divert management’s and other employees’ attention from other business concerns or may otherwise disrupt our business. We may be unable to complete dispositions we may desire to undertake at targeted prices, if at all, which may adversely impact our financial results and our ability to implement our business strategies.

We may not be successful in our future acquisition or other strategic transaction endeavors, if any, which could have an adverse effect on our business and results of operations.

We have historically engaged in acquisition activity and we may in the future engage in acquisitions or other strategic transactions, such as joint ventures or investments in other entities. We may be unable to identify suitable targets, opportunistic or otherwise, for acquisitions or other strategic transactions in the future. If we identify a suitable candidate, our ability to successfully implement the strategic transaction would depend on a variety of factors, including our ability to obtain financing on acceptable terms and to comply with the restrictions contained in our debt agreements. If we need to obtain our lenders’ consent to a strategic transaction, they may refuse to provide such consent or condition their consent on our compliance with additional restrictive covenants that limit our operating flexibility. Strategic transactions involve risks, including those associated with integrating the operations or maintaining the operations as separate (as applicable), financial reporting, disparate technologies and personnel of acquired companies, joint ventures or related companies; managing geographically dispersed operations, joint ventures or other strategic investments; the diversion of management’s attention from other business concerns; the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; unknown risks; and the potential loss of key employees, customers and strategic partners of acquired companies, joint ventures or companies in which we may make strategic investments. We may not successfully integrate any businesses or technologies we may acquire or strategically develop in the future and may not achieve anticipated revenue and cost benefits relating to any such strategic transactions. Strategic transactions may be expensive, time consuming and may strain our resources. Strategic transactions may not be accretive and may negatively impact our results of operations as a result of, among other things, the incurrence of debt, write-offs of goodwill and amortization expenses of other intangible assets.

Pending shareholder suits could materially adversely impact our cash flow.

Del Monte Foods Company (“DMFC”), its former directors, one of its former officers, and other parties, including Blue Merger Sub Inc. (“Blue Sub”) (for which Del Monte Corporation (“DMC”) is successor in interest), have been named as defendants in putative class action lawsuits brought by certain former DMFC stockholders challenging the March 8, 2011 merger of Blue Sub with and into DMFC, with DMFC being the surviving corporation (the “Merger”) and seeking, among other things, injunctive relief, rescission of the agreement and plan of merger, dated November 24, 2010, between Blue Acquisition Group, Inc., Blue Sub and DMFC pursuant to which the Merger occurred, compensatory damages, and attorneys’ fees. The named plaintiffs in each of these actions allege, among other claims arising from the Merger, that the former members of our board of directors breached their fiduciary duties. On October 6, 2011, the lead plaintiff and the defendants in the only currently active and pending putative class action lawsuit relating to the Merger submitted a proposed settlement to the Delaware Court of Chancery which, if approved, would settle this litigation for a total settlement amount of $89.4 million. In connection with the proposed settlement, if approved, we expect to pay $65.7 million into an escrow account, consisting of (1) our financial contribution to the settlement and (2) the payment of previously unpaid merger-related fees being contributed to the settlement. The proposed settlement is subject to customary conditions, including Court of Chancery approval following notice to the settlement class members and a hearing. There can be no guarantee that the proposed settlement will be approved or, if it is approved, that it will not be modified or reversed on appeal. If the proposed settlement is not approved, or is modified or reversed upon appeal, the actual costs of resolving such litigation may be substantially higher or lower than the amount we expect to pay under the proposed settlement. We may also be required to make significant payments to or other settlements with other plaintiffs and their lawyers that could have a material adverse effect on our cash flow. In addition, other parties to such lawsuits have made, or may in the future make, demands against us for indemnification against losses arising from such lawsuits. If we are forced to make significant payments to resolve such demands, such payments could have a material adverse effect on our cash flow. Regardless of the outcome of the pending shareholder lawsuits, the litigation could result in substantial costs, have a significant adverse impact on our reputation, divert management’s attention and resources, and have an adverse effect on our cash flow. See “Business—Legal Proceedings—Shareholder Litigation Involving the Company” for more information about these lawsuits and the Proposed Settlement.

Government regulation could increase our costs of production and increase legal and regulatory expenses.

Manufacturing, processing, labeling, packaging, storing and distributing pet products and food products are activities subject to extensive federal, state and local regulation, as well as foreign regulation. In the United States, these aspects of our operations are regulated by the U.S. Food and Drug Administration (“FDA”), the United States Department of Agriculture (“USDA”) and various state and local public health and agricultural agencies. On January 4, 2011, the FDA Food Safety Modernization Act, which is intended to ensure food safety, was enacted. This Act provides direct recall authority to the FDA and includes a number of other provisions designed to enhance food safety, including increased inspections by the FDA of domestic and foreign food facilities and increased review of food products imported into the United States. In addition to periodic government agency inspections affecting our operations generally, our operations, which produce meat and poultry products, are subject to mandatory continuous on-site inspections by the USDA. Complying with government regulation, including federal Country of Origin Labeling (“COOL”) requirements, can be costly or may otherwise adversely affect our business. For example, legislation has been adopted in various jurisdictions in the United States to regulate bisphenol-A (which is an odorless, tasteless food-grade chemical commonly used in the food industry to coat the interior of cans). Additionally, legislation to eliminate the use of bisphenol-A from all food and beverage containers was introduced earlier in the current session of Congress. Although the FDA currently allows the use of bisphenol-A in food packaging materials, the FDA has called for further research on bisphenol-A and may in the future change its position on bisphenol-A. If legislation or other regulations are enacted restricting the use of bisphenol-A or requiring us to provide warnings regarding bisphenol-A under, for example, California’s Proposition 65, our costs of production could increase or our sales could be adversely affected. Alternatives to bisphenol-A may be costly or less effective, which could adversely affect our results of operations. There is no assurance that alternative packaging, if any, will maintain the current shelf life of our products. Other chemicals and substances that may be found, or may be purported to be found, in our products, including minerals such as lead, are already listed under Proposition 65. Additionally, other chemicals and substances that may be found in our products have also been proposed for listing under Proposition 65. Failure to comply with all applicable laws and regulations, including, among others, Proposition 65, could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, financial condition and results of operations. Our business is also affected by import and export controls and similar laws and regulations, both in the United States and elsewhere. Issues such as national security or health and safety, which slow or otherwise restrict imports or exports, could adversely affect our business. In addition, the modification of existing laws or regulations or the introduction of new laws or regulations could require us to make material expenditures or otherwise adversely affect the way that we have historically operated our business.

Concerns regarding bisphenol-A used in food packaging could adversely affect our business.

Although the FDA currently allows the use of bisphenol-A in food packaging materials, public reports and concerns regarding the potential hazards of bisphenol-A could contribute to a perceived safety risk for products packaged using bisphenol-A and adversely affect our sales and results of operations. Discussions, stories, concerns and warnings regarding bisphenol-A appear in various media outlets and other venues. We may be adversely affected by this publicity as well as any future warnings, guidance, recommendations, developments or publicity. Additionally, we are subject to the risks discussed further in “—Government regulation could increase our costs of production and increase legal and regulatory expenses” and in “—If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may suffer adverse public relations, need to recall our products and experience product liability claims.”

A change in the assumptions used to value our reporting units or our indefinite-lived intangible assets could result in goodwill or other intangible asset impairment charges, which would adversely affect our results of operations.

As of July 31, 2011, our goodwill was comprised of $1,995.1 million related to our pet products reporting unit and $144.9 million related to our consumer products reporting unit. We typically test goodwill of our pet products and consumer products reporting units for impairment at least annually. Events indicative of a potential impairment (such as a decrease in the cash flow relating to a reporting unit) may cause us to perform additional tests for impairment and may also cause us to change our judgments or assumptions. Goodwill is considered impaired if the book value of the reporting unit containing the goodwill exceeds its estimated fair value. For goodwill, we determine the estimated fair value of a reporting unit using the income approach (which is based on the cash flows the reporting unit is expected to generate over its remaining life) and the market approach (which is based on market multiples of similar businesses). As of July 31, 2011, the book value of our capitalized brand names that we have determined have indefinite lives (“Non-Amortizing Brands”) was $1,871.6 million. We typically test our Non-Amortizing Brands for impairment at least annually. Events indicative of a potential impairment (such as a significant decline in the expected sales associated with a brand) may cause us to perform additional tests for impairment. Non-Amortizing Brands are considered impaired if the book value for the brand exceeds its estimated fair value. We determine the estimated fair value of a Non-Amortizing Brand using the relief from royalty method (which is based upon the estimated rent or royalty we would pay for the use of a brand name if we did not own it). Considerable judgment by us is necessary in estimating future cash flows, market interest rates, discount factors, and other factors used in the income approach, market approach or relief from royalty method used to value goodwill and other intangible assets. Many of these factors reflect our assumptions regarding the future performance of our businesses, which may be impacted by risks discussed elsewhere in this “Risk Factors” section. If we materially change our judgments or assumptions used in valuing our goodwill or other intangible assets in connection with any future impairment tests, we may conclude that the estimated fair value of the goodwill or Non-Amortizing Brand (as applicable) is less than the book value. This would result in a write down of the goodwill or Non-Amortizing Brand book value to the estimated fair value and recognition of an impairment charge. Any such impairment charge would adversely affect our earnings and could be material.

Our operating results depend, in part, on the sufficiency and effectiveness of our marketing and trade spending programs.

In general, due to the highly competitive nature of the businesses in which we compete, we must execute effective and efficient trade spending programs and marketing investments with respect to our businesses overall to sustain our competitive position in our markets. Marketing investments may be costly. For example, in the twelve months ended May 1, 2011, our marketing expense in selling, general and administrative expenses was $140.2 million and, in fiscal 2011, our marketing expense was $216.8 million, an increase of 54.2% over fiscal 2010. Additionally, we may, from time to time, change our marketing and trade spending strategies, including the timing or nature of our related promotional programs. The sufficiency and effectiveness of our marketing and trade spending practices is important to our ability to retain or improve our market share or margins. If our marketing and trade spending programs are not successful or if we fail to implement sufficient and effective marketing and trade spending programs, our business, results of operations and financial condition may be adversely affected.

Adverse weather conditions (caused by climate change or otherwise), natural disasters, pestilences and other natural conditions can affect crops and other inputs, which can adversely affect our operations and our results of operations.

The commodities, ingredients and raw materials that we use in the production of our products (including, among others, fruits, vegetables, tomatoes and grain) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes and pestilences. Adverse weather conditions may be impacted by climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of storing raw materials if harvests are accelerated and processing capacity is unavailable, or interrupt or delay our production schedules if harvests are delayed. For example, our tomato suppliers are located in California, which experiences drought conditions from time to time. Additionally, the growth of crops, as well as the manufacture and processing of our products, requires significant amounts of water. Drought or other causes of a reduction of water in aquifers may affect availability of water, which in turn may adversely affect our results of operations. Competing manufacturers may be affected differently by weather conditions and natural disasters depending on the location of their supplies or operations. If our supplies of raw materials are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Increased costs for raw materials or other inputs could also adversely affect our business, financial condition and results of operations as described in “—The inputs, commodities, ingredients and other raw materials that we require are subject to price increases and shortages that could adversely affect our results of operations.”

Natural disasters can disrupt our operations, which could adversely affect our results of operations.

A natural disaster such as an earthquake, tornado, fire, flood, or severe storm or other catastrophic event affecting our operating activities or major facilities, could cause an interruption or delay in our business and loss of inventory and/or data or render us unable to accept and fulfill customer orders in a timely manner, or at all. We are particularly susceptible to earthquakes as our executive offices, our research centers, and some of our fruit, vegetable and tomato operations are located in California where earthquakes periodically occur. Additionally, some of our pet operations are located in places where tornados periodically occur, such as Alabama and Kansas. If our operations are damaged by an earthquake, tornado or other disaster, we may be subject to supply interruptions, destruction of our facilities and products or other business disruptions, which could adversely affect our business and results of operations.

If ingredients or other raw materials we use in our products are contaminated, our results of operations could be adversely affected.

We buy ingredients, commodities and other raw materials that we use in producing our products from third party suppliers. If these materials are alleged or prove to include contaminants affecting the safety or quality of our products, we may need to find alternate materials for our products, delay production of our products, or discard or otherwise dispose of our products, which could adversely affect our results of operations. Additionally, if the presence of such contaminants are not alleged or discovered until after the affected product has been distributed, we may need to withdraw or recall the affected product and we may experience adverse publicity or product liability claims. In either case, our results of operations could be adversely affected.

If our products are alleged to cause injury or illness or fail to comply with governmental regulations, we may suffer adverse public relations, need to recall our products and experience product liability claims.

We may be exposed to product recalls, including voluntary recalls or withdrawals, and adverse public relations if our products are alleged to cause injury or illness or if we are alleged to have mislabeled or misbranded our products or otherwise violated governmental regulations. We may also voluntarily recall or withdraw products that we consider below our standards, whether for taste, appearance or otherwise, in order to protect our brand reputation. For example, in March 2007, we initiated a recall of a number of our pet food and pet snack products. Consumer concerns (whether justified or not) regarding the safety of our products could adversely affect our business. A product recall or withdrawal could result in substantial and unexpected expenditures, destruction of product inventory, and lost sales due to the unavailability of the product for a period of time, which could reduce profitability and cash flow. In addition, a product recall or withdrawal may require significant management attention. Product recalls may also result in adverse publicity, hurt the value of our brands, lead to a decline in consumer confidence in and demand for our products, and lead to increased scrutiny by federal and state regulatory agencies of our operations, which could have a material adverse effect on our brands, business, results of operations and financial condition. We also may be subject to product liability claims and adverse public relations if consumption, use or opening of our products is alleged to cause injury or illness. While we carry product liability insurance, our insurance may not be adequate to cover all liabilities we may incur in connection with product liability claims. For example, punitive damages are generally not covered by insurance. In addition, we may not be able to continue to maintain our existing insurance, obtain comparable insurance at a reasonable cost, if at all, or secure additional coverage (which may result in future product liability claims being uninsured). A product liability judgment against us or our agreement to settle a product liability claim could also result in substantial and unexpected expenditures, which would reduce profitability and cash flow. In addition, even if product liability claims against us are not successful or are not fully pursued, these claims could be costly and time-consuming and may require management to spend time defending the claims rather than operating our business. Product liability claims (even if unmerited or unsuccessful), or any other events that cause consumers to no longer associate our brands with high quality and safe products, may hurt the value of our brands and lead to decreased demand for our products. Product liability claims may also lead to increased scrutiny by federal and state regulatory agencies and could have a material adverse effect on our brands, business, results of operations and financial condition.

Inventory production in our Consumer Products operating segment is highly seasonal. Interference with our production schedule during peak months or inventory shortages could negatively impact our results of operations.

We do not manufacture the majority of our fruit, vegetable and tomato products continuously throughout the year, but instead have a seasonal production period that is limited to approximately three to four months primarily during the summer each year. We refer to this period as the “pack season.” An unexpected plant shutdown or any other material interference with our production schedule for any reason could adversely affect our results of operations. For most of our fruit, vegetable and tomato products, the inventory created during the pack season, plus any inventory carried over from the previous pack season, determines the quantity of inventory we have available for sale until the next pack season commences. The size of the pack is influenced by crop results, which is affected by weather and other factors. Similarly, the timing of the pack season depends upon crop timing, which in turn is affected by weather and other factors. In the event that the inventory produced during the pack season is less than desired, or if the new pack season is delayed, or if demand for product is greater than forecasted, we may be required to “allocate” or limit sales of some items to customers in an effort to stretch supplies until the new pack season begins and new product is available. We could also experience inventory shortages in the event of can or end defects, whether discovered during the pack season or thereafter, or other factors. In the event we are required to allocate or limit sales of some items, we may lose sales volume and market share, our customer relationships may be harmed, and our results of operations may be adversely impacted. Alternatively, inventory produced may be greater than desired leading to excess inventory, which may adversely affect our working capital and margins.

Disruption of our supply chain could adversely affect our business and results of operations.

Our ability and the ability of our suppliers, co-packers and other business partners to make, move and sell products are critical to our success. Damage or disruption to our or their manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemics, strikes or other reasons (including other reasons discussed elsewhere in this “Risk Factors” section) could impair our ability to manufacture or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single supplier or location or if such events impact our seasonal pack, could adversely affect our business and results of operations.

We rely upon a number of third parties to manage or provide distribution centers for our products. Failures by these third parties could adversely affect our business.

A number of our distribution centers are managed by third parties. Additionally, we use third-party distribution centers, which may distribute our products as well as the products of other companies. Activity at these distribution centers could be disrupted by a number of factors, including, labor issues, failure to meet customer standards, bankruptcy or other financial issues affecting the third party providers, or other matters affecting any such third party’s ability to service our customers effectively. Any disruption of these distribution centers could adversely affect our business.

We rely primarily on a single company to provide us with logistics services and any failure by this provider to effectively service us could adversely affect our business.

Our logistics requirements in connection with transporting our products are handled primarily by a third-party logistics service provider. Such services include: scheduling and coordinating transportation of finished products to our distribution centers and customers; shipment tracking; freight dispatch services; transportation related payment services; and filing, collecting and resolving freight claims. Any sudden or unexpected disruption of these services for any reason could significantly disrupt our business.

We use a single national broker to represent a significant portion of our branded products to the retail grocery trade and any failure by the broker to effectively represent us would adversely affect our business.

We use a single national broker to represent a significant portion of our branded products to the retail grocery trade. Our business would suffer substantial disruption if this broker were to default in the performance of its obligations to perform brokerage services or if this broker fails to effectively represent us to the retail grocery trade. Changes in our sales strategy may impact this relationship.

To the extent our customers purchase product in excess of consumer consumption in any period, our sales in a subsequent period may be adversely affected as customers seek to reduce their inventory levels. To the extent customers seek to reduce their usual or customary inventory levels or change their willingness to purchase product in excess of consumer consumption, our sales may be adversely affected.

From time to time, customers may purchase more product than they expect to sell to consumers during a particular time period. Customers may grow their inventory in anticipation of, or during, our promotional events, which typically provide for reduced prices during a specified time or other customer or consumer incentives. Customers may also grow inventory in anticipation of a price increase for our products. If a customer increases its inventory during a particular reporting period as a result of a promotional event, anticipated price increase or otherwise, then sales during the subsequent reporting period may be adversely impacted as customers seek to reduce their inventory to usual levels. This effect may be particularly pronounced when the promotional event, price increase or other event occurs near the end or beginning of a reporting period or when there are changes in the timing of a promotional event, price increase or similar event, as compared to the prior year. To the extent customers seek to reduce their usual or customary inventory levels or change their practices regarding purchases in excess of consumer consumption, our sales and results of operations would be adversely impacted in that period.

We are subject to environmental regulation and environmental risks, which may adversely affect our business. Climate change or concerns regarding climate change may increase environmental regulation and environmental risks.

As a result of our agricultural and food processing operations, we are subject to numerous environmental laws and regulations. Many of these laws and regulations are becoming increasingly stringent and compliance with them is becoming increasingly expensive. Changes in environmental conditions may result in existing legislation having a greater impact on us. Additionally, we may be subject to new legislation and regulation in the future. For example, increasing concern about climate change may result in additional federal and state legal and regulatory requirements to reduce or mitigate the effects of green-house gas emissions. Compliance with environmental legislation and regulations, particularly if they are more aggressive than our current sustainability measures used to monitor our emissions and improve our energy efficiency, may increase our costs and adversely affect our results of operations. We cannot predict the extent to which any environmental law or regulation that may be enacted or enforced in the future may affect our operations. We have been named as a potentially responsible party (“PRP”) and may be liable for environmental investigation and remediation costs at some designated “Superfund Sites” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), or under similar state laws. We are defending ourselves in these actions as we believe appropriate. However, these matters may adversely impact our financial position or results of operations. We may in the future be named as a PRP at other currently or previously owned or operated sites, and additional remediation requirements could be imposed on us. We are currently conducting investigation and remedial activities at some locations, and other properties where we conduct or have conducted operations could be identified for investigation or proposed for listing under CERCLA or similar state laws in the future. Costs to investigate and remediate any such contamination could be material. Additionally, we will be required to conduct an investigation and, to the extent necessary, remedial activities at facilities in Terminal Island, CA. There can be no assurances that existing accruals will be sufficient to cover such activities. Also, under the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the U.S. Environmental Protection Agency is involved in a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. The effect of these actions and future actions on the availability and use of pesticides could adversely impact our financial position or results of operations. If the cost of compliance with applicable environmental laws or regulations increases, our business and results of operations could be negatively impacted.

Failure by us or our third-party co-packers to comply with environmental or other regulations may disrupt our supply of certain products and adversely affect our results of operations.

Our production facilities and those of our co-packers, whether in the U.S. or overseas, are subject to a number of regulations, including environmental regulations. Failure by us or any of our co-packers to comply with regulations, or allegations of compliance failure, may disrupt our or their operations. Disruption of our operations or the operations of a co-packer could disrupt our supply of product, which could have an adverse effect on our net sales and other results of operations. Additionally, actions we may take to mitigate the impact of any such disruption or potential disruption, including increasing inventory in anticipation of a potential production interruption, may adversely affect our results of operations.

We rely upon co-packers to provide our supply of some products. Any failure by co-packers to fulfill their obligations could adversely affect our results of operations.

We have a number of supply agreements with co-packers that require them to provide us with specific finished products. For some of our products, including each of canned pineapple, mandarins, some fruit in plastic containers, some fruit in glass jars, some dog snack and pet food products and some of our broth products, we essentially rely upon a single co-packer as our sole-source for the product. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of any such sole-source or other co-packer to fulfill its obligations under the applicable agreements with us could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co-pack arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-pack arrangement may not be available on terms as favorable to us as the existing co-pack arrangement, if at all.

Volatility in the equity markets or interest rates could substantially increase our pension costs and have a negative impact on our results of operations.

We sponsor a qualified defined benefit pension plan and various other nonqualified retirement and supplemental retirement plans. The difference between plan obligations and assets, or the funded status of the defined benefit pension plan, significantly affects net periodic benefit costs of our pension plan and our ongoing funding requirements of that plan. The qualified defined benefit pension plan is funded with trust assets invested in a diversified portfolio of debt and equity securities and other investments. Among other factors, changes in interest rates, investment returns and the market value of plan assets can (i) affect the level of plan funding; (ii) cause volatility in the net periodic pension cost; and (iii) increase our future contribution requirements. In or following an economic environment characterized by declining investment returns and interest rates, we may be required to make additional cash contributions to our pension plan and recognize further increases in our net pension cost to satisfy our funding requirements. A significant decrease in investment returns or the market value of plan assets or a significant decrease in interest rates could increase our net periodic pension costs and adversely affect our results of operations. A significant increase in our contribution requirements with respect to our qualified defined benefit pension plan could have an adverse impact on our cash flow.

Risk associated with foreign operations, including changes in import/export duties, wage rates, political or economic climates, or exchange rates, may adversely affect our operations.

Our foreign operations and relationships with foreign suppliers and co-packers, as well as our export of certain products (particularly pet products), subject us to the risks of doing business abroad. We are subject to the Foreign Corrupt Practice Act of 1977, as amended. As of May 1, 2011, three of our twenty production facilities were located abroad and eleven of our twenty-three co-packers were located in foreign locations. The countries from which we source our products and in which we have some facilities may be subject to political and economic instability, which may adversely affect our results of operations. For example, Venezuela (where we have one production facility) and Mexico (where we have two production facilities) are currently experiencing political and economic instability. In Venezuela, the government has seized several food production facilities for allegedly skirting price controls. Given the political and economic instability in the region, the Venezuelan government may take actions that impact our operations. In Mexico, criminal activity has impacted the country’s logistics and infrastructure. Items produced by us in Mexico are sold primarily in the United States and the transportation and import of such products may be disrupted. Furthermore, foreign countries in which we produce our products as well as countries to which we export our products may periodically enact new or revise existing laws, taxes, duties, quotas, tariffs, currency controls or other restrictions to which we are subject, which may adversely affect our business. Other events that disrupt foreign production, sourcing, or transportation (such as labor unrest) or generate consumer concerns (whether justified or not) regarding foreign-produced products could also adversely affect our business. Finally, our products are subject to import duties and other restrictions, and the United States government may periodically impose new or revise existing duties, quotas, tariffs or other restrictions to which we are subject, which may adversely affect our business.

We may be exposed to counterparty risk in our currency, interest rate and commodity hedging arrangements.

From time to time we enter into arrangements with financial institutions to hedge our exposure to fluctuations in currency and interest rates, including forward contracts and swap agreements. Additionally, in the future, we may enter into arrangements with financial institutions and other counterparties to hedge our exposure to fluctuations in commodity prices, including swap agreements, as an alternative to exchange-traded derivatives. A number of financial institutions similar to those that serve or may serve as counterparties to our hedging arrangements were adversely affected by the global credit crisis. The failure of any of the counterparties to our hedging arrangements to fulfill their obligations to us could adversely affect our results of operations.

If we are not successful in protecting our intellectual property rights, we may harm our ability to compete.

Our brand names and trademarks, including the marks Del Monte, 9Lives, Kibbles ‘n Bits, Meow Mix and Milk-Bone, are important to our business. We rely on trademark, copyright, trade secret, patent and other intellectual property laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary information, technologies and processes. We also have obligations with respect to the non-use and non-disclosure of third-party intellectual property. We may need to engage in litigation or similar activities to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others. Any such litigation could require us to expend significant resources and divert the efforts and attention of our management and other personnel from our business operations. The steps we take to prevent misappropriation, infringement or other violation of our intellectual property or the intellectual property of others may not be successful. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. Failure to protect our intellectual property could harm our business and results of operations.

Intellectual property infringement or violation claims may adversely impact our results of operations.

We may be subject to claims by others that we infringe on their intellectual property or otherwise violate their intellectual property rights. To the extent we develop, introduce and acquire products, such risk may be exacerbated. We have in the past been subject to such claims. For example, in fiscal 2005, we lost a case brought against us by Kal Kan Foods, Inc., which was a subsidiary of Mars, Inc. As a result of the judgment against us, we were required to pay, among other amounts, compensatory damages of $3.6 million. We were also enjoined from further sales of the pet products named in the litigation, which resulted in us incurring additional expense (relating to the inventories we held of such products and specialized fixed assets used in the manufacture of such products). We are also currently subject to such claims. For example, as described in more detail in “Business—Legal Proceedings,” in October 2008, Fresh Del Monte Produce Inc. (“Fresh Del Monte”) filed a complaint against us that alleges, among other things, that we breached our trademark license agreement with Fresh Del Monte through the marketing and sale of certain of our products sold in the refrigerated produce section of customers’ stores. Claims of infringement or violation may require us to engage in litigation to determine the scope and validity of such claims, change our products or cease selling certain products. Any of such events may adversely impact our results of operations.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber attacks and viruses. Any such damage or interruption could have a material adverse effect on our business.

Our business could be harmed by strikes or work stoppages by Del Monte employees.

As of May 1, 2011, we have 16 collective bargaining agreements with 15 union locals covering approximately 72% of our hourly full time and seasonal employees. Of these employees, approximately 21% are covered under collective bargaining agreements scheduled to expire in fiscal 2012 and approximately 50% are covered under collective bargaining agreements that are scheduled to expire in fiscal 2013. We may not be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, without production interruptions caused by labor stoppages. If a strike or work stoppage were to occur in connection with negotiations of our significant collective bargaining agreements, or as a result of disputes under our collective bargaining agreements with labor unions, our business, financial condition and results of operations could be materially adversely affected.

Our Del Monte brand name could be confused with names of other companies who, by their act or omission, could adversely affect the value of the Del Monte brand name.

We have licensed the Del Monte brand name (and with respect to The Philippines and South Africa, transferred title) to various unaffiliated companies internationally and, for some products, in the United States. The common stock of one licensee, Fresh Del Monte Produce Inc., is publicly traded in the United States. Acts or omissions by these unaffiliated companies may adversely affect the value of the Del Monte brand name and demand for our products. Third-party announcements or rumors about these licensees could also have these negative effects. In addition, in connection with our acquisition of certain businesses from Heinz in 2002, Heinz retained its ownership of some of the brand names used by our businesses in countries in which we do not compete. Acts or omissions by Heinz or its licensees that adversely affect the value of these brand names may also adversely affect demand for our products.

Funds affiliated with Kohlberg Kravis Roberts & Co. L.P., Vestar Capital Partners V, L.P. and Centerview Capital, L.P. (collectively, the “Sponsors”), as well as AlpInvest Partners, indirectly own substantially all of the equity interests in us and may have conflicts of interest with us or the holders of our indebtedness in the future.

Investment funds affiliated with the Sponsors and other investors collectively own substantially all of our outstanding equity securities, and the Sponsors’ designees hold substantially all of the seats on our board of directors. As a result, affiliates of the Sponsors and other investors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether others believe that any such transactions are in their own best interests. For example, affiliates of the Sponsors and other investors could collectively cause us to make acquisitions that increase the amount of our indebtedness or to sell assets, or could cause us to issue additional capital stock or declare dividends. So long as investment funds affiliated with the Sponsors and other investors continue to indirectly own a significant amount of the outstanding shares of our common stock or otherwise control a majority of our board of directors, affiliates of the Sponsors and other investors will continue to be able to strongly influence or effectively control our decisions. The Credit Facilities and the Indenture permit us to pay advisory and other fees, pay dividends and make other restricted payments to the Sponsors under certain circumstances and the Sponsors or their affiliates may have an interest in our doing so. In addition, the Sponsors and other investors have no obligation to provide us with any additional debt or equity financing.

The Sponsors and other investors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. The Sponsors and other investors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. See “Certain Relationships and Related Party Transactions.”

Risk Factors Relating to the Notes

The Notes are effectively subordinated to our indebtedness under the Credit Facilities and any other future secured indebtedness to the extent of the value of the assets securing that indebtedness.

The Notes will not be secured by any of our assets. As a result, the Notes will be effectively subordinated to our indebtedness under the Credit Facilities with respect to the assets that secure that indebtedness. Similarly, if any of our subsidiaries guarantee the Notes in the future, those guarantees will not be secured by the assets of any such guarantor, and will be effectively subordinated to any secured indebtedness of any such guarantor. As of July 31, 2011, we had $521.9 million of net availability under the ABL Facility after giving effect to $38.2 million of outstanding letters of credit. In addition, we may incur additional secured debt in the future, including by increasing our borrowing availability under the Term Loan Facility through incremental term loans of $500.0 million or an increase to the ABL Facility commitments by $250.0 million. We also can incur additional secured indebtedness under the Term Loan Facility if certain specified conditions are met under the Term Loan Facility, the ABL Facility and the Indenture. The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness or any secured indebtedness of any future guarantor, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of our company or such guarantor, the proceeds from the sale of assets securing our or such guarantor’s secured indebtedness will be available to pay obligations on the Notes only after all such secured indebtedness has been paid in full. As a result, the holders of the Notes may receive less, ratably, than the holders of secured debt in the event of our or any future guarantors’ bankruptcy, insolvency, liquidation, dissolution or reorganization.

The Notes will be structurally subordinated to all obligations of our existing and future subsidiaries that are not and do not become guarantors of the Notes.

The Notes are not currently guaranteed by any of our subsidiaries but will be guaranteed by each of our existing and subsequently acquired or organized subsidiaries that, in the future, guarantee our indebtedness or indebtedness of another guarantor. So long as they do not guarantee the Notes, our subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. While the Indenture limits the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. The Notes will be structurally subordinated to all indebtedness and other obligations of our non-guarantor subsidiaries such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of that subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of that subsidiary’s assets before we would be entitled to any payment.

For the twelve months ended May 1, 2011, our subsidiaries represented approximately 4% of our net sales and approximately 2% of our operating income, respectively. As of July 31, 2011, our subsidiaries represented approximately 2% of our total assets and had approximately 2% of total liabilities, including debt and trade payables but excluding intercompany liabilities. The Indenture, subject to some limitations, permits our subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by our subsidiaries.

Any subsidiaries that in the future provide guarantees of the Notes will be automatically released from those guarantees upon the occurrence of certain events, including the following:

•	the designation of that subsidiary guarantor as an unrestricted subsidiary;

•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the Notes by such subsidiary guarantor; or

•	the sale or other disposition, including the sale of substantially all the assets, of that subsidiary guarantor.

If any subsidiary guarantee is released, no holder of the Notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the Notes. See “Description of the Exchange Notes—Guarantees.”

The lenders under our Credit Facilities will have the discretion to release any guarantors under the Credit Facilities in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the Notes.

While any obligations under the Credit Facilities remain outstanding, any guarantee of the Notes may be released without action by, or consent of, any holder of the Notes or the trustee under the Indenture, at the discretion of lenders under our Credit Facilities. See “Description of the Exchange Notes—Guarantees.” The

lenders under our Credit Facilities will have the discretion to release the guarantees (if any) under our Credit Facilities in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the Notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

We may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all of the outstanding Notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under the Credit Facilities, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the respective agreements and terminate their commitments to lend. The source of funds for any purchase of the Notes and repayment of borrowings under our Credit Facilities would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the Notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Notes may be limited by law. In order to avoid the obligations to repurchase the Notes and events of default and potential breaches of the credit agreements governing our Credit Facilities, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, some important corporate events, such as leveraged recapitalizations, may not, under the Indenture, constitute a “change of control” that would require us to repurchase the Notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings, financial condition or the value of the Notes. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

Holders of the Notes may not be able to determine when a change of control giving rise to their right to have the Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the Indenture includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase its Notes as a result of a sale of less than all our assets to another person may be uncertain.

Federal and state fraudulent transfer laws may permit a court to void the Notes or any guarantees, and if that occurs, you may not receive any payments on the Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Notes and the incurrence of any guarantees of the Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the Notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if we or any of the guarantors, as applicable, (i) issued the Notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (ii) received less than reasonably equivalent value or fair consideration in return for either issuing the Notes or incurring the guarantees and, in the case of (ii) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the Notes or the incurrence of the guarantees;

•	the issuance of the Notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or the guarantor’s ability to pay as they mature; or

•

we or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or the guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent the guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the Notes.

We cannot be certain as to the standards a court would use to determine whether or not we or any guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the Notes or any guarantee would be subordinated to our or any of our guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the Notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the Notes or that guarantee, could subordinate the Notes or that guarantee to presently existing and future indebtedness of ours or of the related guarantor or could require the holders of the Notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Notes. Further, the avoidance of the Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

If any guarantees were legally challenged, such guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the applicable guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under a guarantee, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the Notes.

Although each guarantee entered into by any guarantor will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer, this provision may not be effective to protect those guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless. In a Florida bankruptcy case decided in October 2009, this kind of provision was found to be ineffective to protect the guarantees.

In addition, any payment by us pursuant to the Notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give such insider or outsider party more than such creditors would have received in a distribution under the Bankruptcy Code.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the Notes to other claims against us under the principle of equitable subordination if the court determines that (i) the holder of

Notes engaged in some type of inequitable conduct, (ii) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of Notes and (iii) equitable subordination is not inconsistent with the provisions of the Bankruptcy Code.

Your ability to transfer the Notes may be limited by the absence of an active trading market and an active trading market may not develop for the Notes.

We do not intend to list the Notes on any national securities exchange or include the Notes in any automated quotation system. The initial purchasers of the Notes have advised us that they intend to make a market in the Notes, including the Exchange Notes, as permitted by applicable laws and regulations. However, the initial purchasers are not obligated to make a market in the Notes, and, if commenced, they may discontinue their market-making activities at any time without notice. In addition, market-making activities may be limited during the exchange offer or while the effectiveness of a shelf registration statement is pending. Therefore, an active market for the Notes may not develop or be maintained, which would adversely affect the market price and liquidity of the Notes. In that case, the holders of the Notes may not be able to sell their Notes at a particular time or at a favorable price.

Even if an active trading market for the Notes does exist, there is no guarantee that it will continue. Historically, the market for non-investment grade debt has been subject to severe disruptions that have caused substantial volatility in the prices of securities similar to the Notes. The market, if any, for the Notes may experience similar disruptions, and any such disruptions may adversely affect the liquidity in that market or the prices at which you may sell your Notes. The Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

A lowering or withdrawal of our credit ratings by rating agencies may increase our future borrowing costs, reduce our access to capital and affect the market value of the Notes.

Each of the Company, the Notes and the Term Loan Facility has a non-investment grade credit rating. Any of those credit ratings could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Real or anticipated changes in our credit ratings will generally affect the market value of the Notes.

Credit ratings are not recommendations to purchase, hold or sell the Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the Notes. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating assigned to the Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your Notes at a favorable price or at all.

Many of the covenants in the Indenture will not apply during any period in which the Notes are rated investment grade by both Moody’s and Standard & Poor’s.

Many of the covenants in the Indenture will not apply to us during any period in which the Notes are rated investment grade by both Moody’s and Standard & Poor’s, provided at such time no default or event of default has occurred and is continuing. Such covenants restrict, among other things, our ability to pay distributions, incur debt and enter into certain other transactions. There can be no assurance that the Notes will ever be rated investment grade, or that if they are rated investment grade, that the Notes will maintain these ratings. However, suspension of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. To the extent the covenants are subsequently reinstated, any such actions taken while the covenants were suspended would not result in an event of default under the Indenture. See “Description of the Exchange Notes—Certain Covenants—Effectiveness of Covenants.”

Risks Relating to the Exchange Offer

You may have difficulty selling the Outstanding Notes that you do not exchange.

If you do not exchange your Outstanding Notes for Exchange Notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your Outstanding Notes described in the legend on your Outstanding Notes. The restrictions on transfer of your Outstanding Notes arise because we issued the Outstanding Notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Outstanding Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreement, we do not intend to register the Outstanding Notes under the Securities Act. The tender of Outstanding Notes under the exchange offer will reduce the principal amount of the Outstanding Notes. The corresponding reduction in liquidity may have an adverse effect upon, and increase the volatility of, the market price of any Outstanding Notes that you continue to hold following completion of the exchange offer. See “The Exchange Offer—Consequences of Not Tendering.”

You must comply with the exchange offer procedures in order to receive the freely tradable Notes.

Delivery of Exchange Notes in exchange for Outstanding Notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry transfer of Outstanding Notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein). We are not required to notify you of defects or irregularities in tenders of Outstanding Notes for exchange. Outstanding Notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreements will terminate. See “The Exchange Offer—Procedures for Tendering” and “—Consequences of Not Tendering.”

Some holders who exchange their Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Outstanding Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement related to the Outstanding Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes in the exchange offer. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange Outstanding Notes in like principal amount. We will cancel and retire all Outstanding Notes surrendered in exchange for Exchange Notes in the exchange offer. As a result, the issuance of the Exchange Notes will not result in any increase or decrease in our indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of July 31, 2011. The information in this table is presented and should be read in conjunction with the information under the headings “Prospectus Summary—The Transactions,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness” and our historical consolidated financial statements, together with the related notes thereto, included elsewhere in this prospectus.

As of July 31, 2011
(in millions)
Cash and cash equivalents	$246.4

Debt:
ABL Facility (1)	$—
Term Loan Facility (2)	2,700.0

Total secured debt	2,700.0
Outstanding Notes	1,300.0
Other debt	4.0

Total debt	4,004.0
Stockholder’s equity	1,455.5

Total capitalization	$5,459.5

(1)	Our ABL Facility provides for senior secured financing of up to $750.0 million, subject to availability under a borrowing base, and has a five year maturity. As of July 31, 2011, the net availability under the ABL Facility was $521.9 million after giving effect to $38.2 million of outstanding letters of credit. The borrowing capacity under the ABL Facility depends, in part, on inventory and accounts receivables that fluctuate from time to time. See “Description of Other Indebtedness—Credit Facilities.”
(2)	Our Term Loan Facility provides for a $2,700.0 million senior secured term loan B facility with a term of seven years. As of July 31, 2011, the amount of outstanding loans under the Term Loan Facility was $2,700.0 million and the interest rate payable was 4.50%, or 4.62% after giving effect to our interest rate swaps. See “Description of Other Indebtedness—Credit Facilities” and “Note 8. Derivative Financial Instruments” to our interim condensed consolidated financial statements contained elsewhere in this prospectus for a discussion of interest rate swaps.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial statement has been developed by applying pro forma adjustments to our historical audited consolidated financial statements. The unaudited pro forma condensed consolidated statement of operations gives pro forma effect to the consummation of the Transactions as if they had occurred on May 4, 2009. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma condensed consolidated statement of operations.

The unaudited pro forma condensed consolidated financial data is presented for informational purposes only. The unaudited pro forma condensed consolidated financial data does not purport to represent what our results of operations would have been had the Transactions actually occurred on the date indicated, nor do they purport to project our results of operations or financial condition for any future period or as of any future date. The unaudited pro forma condensed consolidated financial data should be read in conjunction with the information included under the headings “Prospectus Summary—Summary Historical Consolidated Financial Data,” “—The Transactions,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this offering memorandum. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma condensed consolidated statement of operations.

Del Monte Corporation and Subsidiaries

(previously reported as Del Monte Foods Company and Subsidiaries)

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Twelve Months Ended May 1, 2011

(in millions)

	Historical
	Predecessor	Successor	Adjustments			Pro Forma
	May 3, 2010 through March 7, 2011	March 8, 2011 through May 1, 2011
Net sales	$3,101.3	$564.8	$—			$3,666.1
Cost of products sold	2,073.6	457.0	—			2,530.6

Gross profit	1,027.7	107.8	—			1,135.5
Selling, general and administrative expense	535.7	108.9	(19.6)	(a	)	625.0
Transaction and related costs	68.8	82.8	(151.6)	(b	)	—

Operating income (loss)	423.2	(83.9)	171.2			510.5
Interest expense	66.7	44.3	142.6	(c	)	253.6
Other (income) expense	(5.2)	25.7	—			20.5

Income (loss) from continuing operations before income taxes	361.7	(153.9)	28.6			236.4
Provision (benefit) for income taxes	139.8	(49.0)	(6.0)	(d	)	84.8

Income (loss) from continuing operations	$221.9	$(104.9)	$34.6			$151.6

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

(a)	Represents changes in amortization of amortizable intangible long-lived assets and depreciation of property, plant and equipment related to the fair value adjustments (net increase of $18.3 million). Stock compensation expense was also adjusted to assume the new equity compensation plan as a result of the Merger, instead of our prior equity compensation plans (net decrease of $43.3 million). The adjustment also includes assumed annual management fees of approximately $6.5 million, which approximates 1% of Adjusted EBITDA, that is payable to affiliates of certain of the Sponsors (net increase of $5.4 million).
(b)	Represents an adjustment to remove transaction and related costs which will not recur.
(c)	Reflects pro forma interest expense resulting from our new capital structure as follows (in millions):

		Twelve Months Ended May 1, 2011
Interest on Term Loan Facility of $2,700, ABL Facility and the Outstanding Notes		$221.3
Amortization of capitalized debt issuance costs and debt discount	(1)	21.6
Commitment fees	(2)	3.0
Letter of credit fees	(3)	1.2
Other existing debt obligations		6.5

Total pro forma interest expense		253.6
Less historical interest expense	(4)	(111.0)

Net adjustment to interest expense		$142.6

1.	Represents the amortization of debt issuance costs and debt discount, which are amortized over five years for the ABL Facility, seven years for the Term Loan Facility and eight years for the Outstanding Notes.
2.	Represents commitment fees of 0.5% on the assumed unused balance of the ABL Facility. Outstanding letters of credit reduce the availability under the ABL Facility.
3.	Represents fees on letters of credit.
4.	Represents historical interest expense prior to Merger.

(d)	Represents the income tax effects of the pro forma adjustments.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data of the Predecessor (as defined below) and the Successor (as defined below) for the periods indicated. The Company’s fiscal year is based on either a 52- or 53-week period ending on the Sunday closest to April 30. Therefore, the financial results of certain fiscal years and fiscal quarters will not be exactly comparable to other fiscal years and fiscal quarters. The three months ended August 1, 2010 and July 31, 2011 each reflect operating results for 13 weeks. Fiscal 2007 (ended April 29, 2007), fiscal 2008 (ended April 27, 2008) and fiscal 2010 (ended May 2, 2010) contain operating results for 52 weeks. Fiscal 2009 (ended May 3, 2009) contains operating results for 53 weeks.

On March 8, 2011, Del Monte Foods Company (“DMFC”) was acquired by an investor group led by funds affiliated with Kohlberg Kravis Roberts & Co. L.P., Vestar Capital Partners and Centerview Capital, L.P. Under the terms of an agreement and plan of merger, dated November 24, 2010, between Blue Acquisition Group, Inc. (“Parent”), Blue Merger Sub Inc. (“Blue Sub”) and DMFC, the stockholders of DMFC received $19.00 per share in cash. The acquisition (also referred to as the “Merger”) was effected by the merger of Blue Sub with and into DMFC, with DMFC being the surviving corporation. As a result of the Merger, DMFC became a wholly-owned subsidiary of Parent. DMFC stockholders approved the Merger on March 7, 2011. As a result of the Merger, we applied the acquisition method of accounting and established a new basis of accounting on March 8, 2011. Periods presented prior to March 8, 2011 represent the operations of the predecessor company (“Predecessor”) and periods presented after March 8, 2011 represent the operations of the successor company (“Successor”). The twelve months ended May 1, 2011 includes the 44-week Predecessor period from May 3, 2010 through March 7, 2011 (“Predecessor Period”) and the 8-week Successor period from March 8, 2011 through May 1, 2011 (“Successor Period”). The comparability of the financial statements of the Predecessor and Successor periods has been impacted by the application of acquisition accounting and changes in our capital structure resulting from the Merger.

The selected consolidated statements of income (loss) data presented below for fiscal 2009 and 2010, the Successor Period and the Predecessor Period, and the balance sheet data as of May 2, 2010 and May 1, 2011, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of income (loss) data presented below for fiscal 2007 and 2008 and the balance sheet data as of April 29, 2007, April 27, 2008 and May 3, 2009 were derived from our audited annual consolidated financial statements which are not included in this prospectus. Our historical operating results are not necessarily indicative of future operating results. The selected historical consolidated financial data as of July 31, 2011 and for the three months ended August 1, 2010 and July 31, 2011 have been derived from our unaudited historical condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.

See “Risk Factors” and the notes to our financial statements. You should read the selected financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

	Successor		Predecessor
	Three Months Ended July 31, 2011	March 8, 2011 through May 1, 2011 (c )	Three Months Ended August 1, 2010	May 3, 2010 through March 7, 2011 (d)	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
	(in millions)		(in millions)
Statement of income (loss) data (a) (b):
Net sales	$776.2	$564.8	$804.6	$3,101.3	$3,739.8	$3,626.9	$3,179.8	$2,872.5
Cost of products sold	554.4	457.0	537.9	2,073.6	2,510.6	2,622.7	2,319.9	2,054.0

Gross profit	221.8	107.8	266.7	1,027.7	1,229.2	1,004.2	859.9	818.5
Selling, general and administrative expense	172.5	108.9	147.3	535.7	721.2	643.3	541.4	537.8
Transaction and related costs	—	82.8	—	68.8	—	—	—	—

Operating income (loss)	49.3	(83.9)	119.4	423.2	508.0	360.9	318.5	280.7
Interest expense	62.6	44.3	19.7	66.7	116.3	110.3	131.4	133.5
Other (income) expense	30.3	25.7	3.6	(5.2)	9.8	24.1	(2.5)	0.4

Income (loss) from continuing operations before income taxes	(43.6)	(153.9)	96.1	361.7	381.9	226.5	189.6	146.8
Provision (benefit) for income taxes	(16.0)	(49.0)	36.2	139.8	139.9	78.8	71.9	49.5

Income (loss) from continuing operations	(27.6)	(104.9)	59.9	221.9	242.0	147.7	117.7	97.3
Income (loss) from discontinued operations (net of taxes of $0.0, $0.2, $0.3, $(2.6), $(0.9), $14.3, $(4.0) and $3.7, respectively)	—	0.4	(0.5)	0.9	2.3	24.6	15.4	15.3

Net income (loss)	$(27.6)	$(104.5)	$59.4	$222.8	$244.3	$172.3	$133.1	$112.6

	Successor				Predecessor
	July 31, 2011	May 1, 2011			May 2, 2010	May 3, 2009	April 27, 2008	April 29, 2007
	(in millions)				(in millions)
Balance sheet data:
Total assets	$7,289.8	$7,203.7			$4,288.9	$4,321.3	$4,546.3	$4,561.5
Long-term debt, excluding current portion	3,966.6	3,973.1			1,255.2	1,525.9	1,854.8	1,951.9
Stockholder’s equity	1,455.5	1,485.4			1,827.4	1,606.5	1,500.5	1,452.2

	Successor		Predecessor
	Three Months Ended July 31, 2011	March 8, 2011 through May 1, 2011	Three Months Ended August 1, 2010	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
	(in millions)		(in millions)
Cash flow data (a) (b):
Cash flows provided by operating activities	$66.1	$85.2	$49.9	$254.3	$355.9	$200.6	$286.9	$230.1
Cash flows provided by (used in) investing activities	(22.7)	(3,882.7)	(18.6)	(66.1)	(104.9)	277.1	(79.7)	(1,344.8)
Cash flows provided by (used in) financing activities	(3.6)	4,002.6	(55.3)	(91.5)	(336.2)	(361.3)	(194.5)	667.7
Capital expenditures	22.7	25.8	18.6	66.1	104.9	88.7	96.7	95.0

	Successor		Predecessor
	Three Months Ended July 31, 2011	March 8, 2011 through May 1, 2011	Three Months Ended August 1, 2010	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
	(in millions)
Other financial data:
Ratio of earnings to fixed charges	N/A	N/A	4.9x	5.4x	3.9x	2.8x	2.3x	2.0x
Deficiency of earnings to cover fixed charges	$43.6	$153.9	—	—	—	—	—	—

(a)	For all periods presented, the operating results and assets and liabilities related to the StarKist Seafood Business have been classified as discontinued operations. We have combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories in the Statement of Cash Flows for all periods presented.
(b)	The fiscal 2007 financial results include the operations for Meow Mix beginning May 19, 2006 and Milk-Bone beginning July 2, 2006.
(c)	The financial results for the period March 8, 2011 through May 1, 2011 represent the 8-week Successor period reflecting the Merger.
(d)	The financial results for the period May 3, 2010 through March 7, 2011 represent the 44-week Predecessor period prior to the Merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes the significant factors affecting our consolidated operating results, financial condition and liquidity during the three months ended July 31, 2011 and August 1, 2010 and the periods March 8, 2011 through May 1, 2011 and May 3, 2010 through March 7, 2011, and fiscal years ended May 2, 2010 and May 3, 2009. This discussion should be read in conjunction with our interim condensed consolidated financial statements for the three months ended July 31, 2011 and August 1, 2010 and our consolidated financial statements for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011 and fiscal years ended May 2, 2010 and May 3, 2009 and related notes included elsewhere in this prospectus. These historical financial statements may not be indicative of our future performance. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risks described throughout this prospectus, particularly in the section titled “Risk Factors.” See “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, references to “we,” “our,” “us,” “Del Monte” and the “Company” refer to (i) Del Monte Foods Company (“DMFC”) and its consolidated subsidiaries, including Del Monte Corporation (“DMC”), before the Subsequent Merger (as defined below), and (ii) DMC and its consolidated subsidiaries following the Subsequent Merger.

Corporate Overview

Background

We are one of the country’s largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market, with pet food and snack brands for dogs and cats such as Meow Mix, Kibbles ‘n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature’s Recipe, Canine Carry Outs, Milo’s Kitchen and other brand names and leading food brands such as Del Monte, Contadina, S&W, College Inn and other brand names.

Recent Mergers

On March 8, 2011, DMFC was acquired by an investor group led by funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Vestar Capital Partners (“Vestar”) and Centerview Capital, L.P. (“Centerview” and, together with KKR and Vestar, the “Sponsors”). Under the terms of an agreement and plan of merger, dated November 24, 2010, between Blue Acquisition Group, Inc. (“Parent”), Blue Merger Sub Inc. (“Blue Sub”) and DMFC (the “Merger Agreement”), the stockholders of DMFC received $19.00 per share in cash. The acquisition (also referred to as the “Merger”) was effected by the merger of Blue Sub with and into DMFC, with DMFC being the surviving corporation. As a result of the Merger, DMFC became a wholly-owned subsidiary of Parent. DMFC stockholders approved the Merger on March 7, 2011. DMFC’s common stock ceased trading on the New York Stock Exchange before the opening of the market on March 9, 2011.

On April 26, 2011, DMFC merged with and into DMC with DMC being the surviving corporation (the “Subsequent Merger”). As a result of the Subsequent Merger, DMC became a direct wholly-owned subsidiary of Parent.

Fiscal Periods

Our fiscal year ends on the Sunday closest to April 30. Every five or six years, depending on leap years, our fiscal year has 53 weeks. Our fiscal year is based on either a 52- or 53-week period ending on the Sunday closest to April 30. Therefore, the financial results of certain fiscal years and fiscal quarters will not be exactly comparable to other fiscal years and fiscal quarters. The twelve months ended May 1, 2011 and fiscal 2010 each contained 52 weeks. Fiscal 2009 contained 53 weeks. The results of operations for the three months ended July 31, 2011 and August 1, 2010 each reflect periods that contain 13 weeks.

As discussed above, we completed the Merger on March 8, 2011. As a result of the Merger, we applied the acquisition method of accounting and established a new basis of accounting on March 8, 2011. Periods presented prior to March 8, 2011 represent the operations of the predecessor company (“Predecessor”) and periods presented after March 8, 2011 represent the operations of the successor company (“Successor”). The comparability of the financial statements of the Predecessor and Successor periods has been impacted by the application of acquisition accounting and changes in our capital structure resulting from the Merger.

The three months ended August 1, 2010 reflect the Predecessor and the three months ended July 31, 2011 reflect the Successor. The fiscal years presented from fiscal 2009 to fiscal 2010 reflect the Predecessor. The twelve months ended May 1, 2011 includes the 44-week Predecessor period from May 3, 2010 through March 7, 2011 (“Predecessor Period”) and the 8-week Successor period from March 8, 2011 through May 1, 2011 (“Successor Period”).

For comparison purposes, the discussion of results of operations of the Successor Period and Predecessor Period is generally based on the mathematical combination of the Successor Period and Predecessor Period, compared to the Predecessor fiscal year 2010 ended May 2, 2010, which we believe provides a meaningful understanding of the underlying business. Transactions relating to or resulting from the Merger are discussed separately.

StarKist Seafood Business

On October 6, 2008, pursuant to the Purchase Agreement dated June 29, 2008 among DMC, Dongwon Enterprise Co., Ltd., Dongwon Industries Co., Ltd., Dongwon F&B Co., Ltd., Starkist Co. (collectively, the “Dongwon Entities”), and Starkist Samoa Co. (“Acquisition Sub”), DMC (i) sold to Starkist Co. all of the outstanding stock of Galapesca S.A., Panapesca Fishing, Inc. and Marine Trading Pacific, Inc., (ii) caused Star-Kist Samoa, Inc. to be merged with and into Acquisition Sub and (iii) sold to Starkist Co. certain assets that are primarily related to the business of manufacturing, marketing, selling and distributing StarKist brand products and private label seafood products (such business, the “StarKist Seafood Business”). Under the terms of the Purchase Agreement, the Dongwon Entities paid a purchase price of approximately $359 million at closing and an additional $23 million related to the final working capital adjustment. The financial results of the StarKist Seafood Business have been reported as a discontinued operation in all periods presented and were previously reported within the Consumer Products segment.

Key Performance Indicators

The following tables set forth some of our key performance indicators that we utilize to assess results of operations (in millions, except percentages):

Three Months Ended July 31, 2011 vs. the Three Months Ended August 1, 2010

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010	Change	% Change	Volume (a)	Rate (b)
Net sales	$776.2	$804.6	$(28.4)	(3.5%)	(4.0%)	0.5%
Cost of products sold	554.4	537.9	16.5	3.1%	(3.4%)	6.5%

Gross profit	221.8	266.7	(44.9)	(16.8%)
Selling, general and administrative expense (“SG&A”)	172.5	147.3	25.2	17.1%

Operating income	$49.3	$119.4	$(70.1)	(58.7%)

Gross margin	28.6%	33.1%
SG&A as a % of net sales	22.2%	18.3%
Operating income margin	6.4%	14.8%

Adjusted EBITDA, in millions

Three months ended July 31, 2011 (c)	$101.2
Three months ended August 1, 2010 (c)	$147.8
Trailing twelve months ended July 31, 2011 (c)	$614.4

(a)	This column represents the change, as compared to the prior year period, due to volume and mix. Volume represents the change resulting from the number of units sold, exclusive of any change in price. Volume changes in the above table include elasticity, the volume decline associated with price increases. Mix represents the change attributable to shifts in volume across products or channels.
(b)	This column represents the change, as compared to the prior year period, attributable to per unit changes in net sales or cost of products sold.
(c)	Refer to “Reconciliation of Non-GAAP Financial Measures” below.

Successor Period and Predecessor Period vs. Fiscal 2010

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Change (a)	% Change	Volume (b)	Rate (c)
Net sales	$564.8	$3,101.3	$3,739.8	$(73.7)	(2.0%)	(0.3%)	(1.7%)
Cost of products sold	457.0	2,073.6	2,510.6	20.0	0.8%	(0.8%)	1.6%

Gross profit	107.8	1,027.7	1,229.2	(93.7)	(7.6%)
Selling, general and administrative (“SG&A”) expenses	108.9	535.7	721.2	(76.6)	(10.6%)
Transaction and related costs	82.8	68.8	—	151.6

Operating income	$(83.9)	$423.2	$508.0	$(168.7)	(33.2%)

Gross margin	19.1%	33.1%	32.9%

SG&A as a % of net sales	19.3%	17.3%	19.3%

Operating income margin	(14.9%)	13.6%	13.6%

Adjusted EBITDA, in millions

Trailing twelve months ended May 1, 2011 (as specified in our debt agreements (d))	$661.0
Trailing twelve months ended May 2, 2010 (as specified in our debt agreements (d))	$626.9

(a)	This column represents the difference between the mathematical combination of the Successor Period and the Predecessor Period, and fiscal 2010.
(b)	This column represents the change, as compared to the prior year period, due to volume and mix. Volume represents the change resulting from the number of units sold, exclusive of any change in price. Volume changes in the above table include elasticity, the volume decline associated with price increases. Mix represents the change attributable to shifts in volume across products or channels.
(c)	This column represents the change, as compared to the prior year period, attributable to per unit changes in net sales or cost of products sold.
(d)	Refer to “Reconciliation of Non-GAAP Financial Measures” below.

Executive Overview

As discussed above, we completed the Merger on March 8, 2011. As a result of the Merger, we applied the acquisition method of accounting and established a new basis of accounting on March 8, 2011. Fees and expenses related to the Merger were $82.8 million for the Successor Period, primarily consisting of deal fees, financial advisory fees and legal and other professional service fees. Fees and expenses related to the Merger were $68.8 million for the Predecessor Period, primarily consisting of accelerated stock compensation expense, investment banking fees and legal fees. In addition, our total debt and the book values of our goodwill and intangible assets increased. At July 31, 2011, our total debt was $4,004.0 million and the combined book value of our goodwill and intangible assets was $4,951.4 million.

In the three months ended July 31, 2011, we had net sales of $776.2 million, operating income of $49.3 million and a net loss of $27.6 million, compared to net sales of $804.6 million, operating income of $119.4 million and net income of $59.4 million in the three months ended August 1, 2010. Adjusted EBITDA was $101.2 million for the three months ended July 31, 2011 and $147.8 million for the three months ended August 1, 2010. Refer to “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of these measures to the most directly comparable GAAP measures as presented in our financial statements.

Net sales for the three months ended July 31, 2011 decreased by 3.5% compared to the three months ended August 1, 2010, primarily driven by lower sales volume in both the Pet Products and Consumer Products segments, partially offset by new product sales in our Pet Products segment. Our lower Pet Products net sales resulted from increased competitive promotional activity, partially offset by new product sales and the impact of prior year pricing actions. Our lower Consumer Products net sales resulted from reduced fruit sales in retail, primarily driven by higher competitive activity and increased promotional spending.

Operating income for the three months ended July 31, 2011 decreased 58.7% compared to the three months ended August 1, 2010. The decrease in operating income was driven primarily by lower net sales in both the Pet Products and Consumer Products segments, as well as increased ingredient costs, increased amortization expense related to intangibles resulting from the Merger and other Merger-related expenses and increased marketing spending in the Pet Products segment. Marketing expense for fiscal 2012 is expected to be lower than marketing expense in the twelve months ended May 1, 2011, primarily reflecting a shift to fund trade promotions in response to the current competitive environment in both our Pet Products and Consumer Products segments.

In the Successor Period, our net sales were $564.8 million, our operating loss was $83.9 million and our net loss was $104.5 million. In the Predecessor Period, our net sales were $3,101.3 million, our operating income was $423.2 million and our net income was $222.8 million. In fiscal 2010, we achieved net sales of $3,739.8 million, operating income of $508.0 million and net income of $244.3 million. Adjusted EBITDA was $661.0 million for the trailing twelve months ended May 1, 2011 and $626.9 million for the trailing twelve months ended May 2, 2010. Refer to “Reconciliation of Non-GAAP Financial Measures” below for a reconciliation of these measures to the most directly comparable GAAP measures as presented in our financial statements.

Net sales for the Successor Period and Predecessor Period were negatively impacted by lower volumes in our Consumer Products segment and higher trade spending in both our Pet Products and Consumer Products segments in response to higher promotional activity by our competitors, partially offset by new product sales, primarily in our Pet Products segment. This higher trade spending was funded through a shift in funds from marketing expense. We believe the combination of our trade spending and marketing expenses as a percentage of sales represents a competitive level and we expect the combination of trade spending and marketing expense to continue at competitive levels focused on our key brands.

Our results for the Successor Period and Predecessor Period reflect a 33.2% decrease in operating income on a combined basis. This decrease was driven by the fees and expenses related to the Merger described above, as well as the amortization of the fair value step-up of inventory of $33.8 million recorded as a result of the Merger in the Successor Period. Operating income was positively impacted by new product sales, primarily in our Pet Products segment, partially offset by volume declines in our Consumer Products segment.

Economic Factors and Productivity Savings

During the Successor Period and Predecessor Period, we experienced higher gross costs in our Pet Products segment, as well as higher overall costs per case in our Consumer Products segment as a result of a more typical year of production compared to the high yield of peaches packed in fiscal 2010 which drove lower average fixed cost per case. These cost increases were partially offset by lower metal packaging costs and lower tomato costs. In fiscal 2012, we have experienced and we believe that we will continue to experience cost increases driven primarily by commodity and energy costs. We also expect higher raw product costs for fruit, vegetables and tomatoes and higher packaging costs as a result of higher tinplate prices. Pricing and productivity savings are not expected to fully offset these cost increases in fiscal 2012.

Accelerated Growth Plan

In early fiscal 2009, we announced our Accelerated Growth Plan. Each of the strategic initiatives of the Accelerated Growth Plan is described below.

Execute Pricing and Productivity—Use pricing actions and productivity savings to neutralize the impact of cost inflation. Our pricing actions have been taken to mitigate higher costs, and together with our productivity initiatives, addressed the inflationary cost increases we have seen over the last few years. In the Successor Period and Predecessor Period, continued productivity savings offset the vast majority of gross cost increases.

Unleash Potential of Core Brands—Focus on growing our higher margin core business by continuing investment in the associated brands. Building on the investments made in fiscal 2010, in the Successor Period and Predecessor Period, we have made investments behind the Kibbles ‘n Bits, Milk-Bone, Meow Mix and Pup-Peroni brands.

Drive Our Growth Engines—Drive our key growth engines, including pet snacks and dry pet food, with category-building innovation and marketing. These growth engines leverage our brands to fill unmet consumer needs where there are growth opportunities. For example, in the Predecessor Period, we launched Kibbles n’ Bits Bistro Meals, an innovation behind our core Kibbles n’ Bits brand, and new varieties of 9Lives cat food. In March 2011, we launched a new pet snack brand, Milo’s Kitchen, which is focused on the emerging consumer demand for real ingredient pet snacks.

We are continually evaluating our strategy, particularly in light of the Merger, and may modify our strategy going forward.

Results of Operations

Three Months Ended July 31, 2011 vs. Three Months Ended August 1, 2010

The following discussion provides a summary of operating results for the three months ended July 31, 2011, compared to the results for the three months ended August 1, 2010.

Net sales

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010	Change	% Change	Volume (a)	Rate (b)
	(in millions)	(in millions, except percentages)
Net sales:
Pet Products	$422.0	$427.3	$(5.3)	(1.2)%	(2.7)%	1.5%
Consumer Products	354.2	377.3	(23.1)	(6.1)%	(5.5)%	(0.6)%

Total	$776.2	$804.6	$(28.4)	(3.5)%

(a)	This column represents the change, as compared to the prior year period, due to volume and mix. Volume represents the change resulting from the number of units sold, exclusive of any change in price. Volume changes in the above table include elasticity, the volume decline associated with price increases. Mix represents the change attributable to shifts in volume across products or channels.
(b)	This column represents the change, as compared to the prior year period, attributable to per unit changes in net sales or cost of products sold.

Net sales decreased by $28.4 million, or 3.5%, for the three months ended July 31, 2011 compared to the three months ended August 1, 2010. The decrease was driven by a more competitive promotional environment in our Pet Products segment, as well as lower retail sales in our Consumer Products segment, primarily in fruit, driven by more competitive activity. This was partially offset by increased new product sales and prior year pricing in our Pet Products segment.

Net sales in our Pet Products segment were $422.0 million for the three months ended July 31, 2011, a decrease of $5.3 million, or 1.2%, compared to $427.3 million for the three months ended August 1, 2010. This decrease was primarily driven by increased competitive promotional activity affecting existing pet food products. New product volume and prior year pricing actions partially offset the decrease in net sales.

Net sales in our Consumer Products segment were $354.2 million for the three months ended July 31, 2011, a decrease of $23.1 million, or 6.1%, compared to $377.3 million for the three months ended August 1, 2010. This decrease was primarily driven by reduced fruit sales in retail, driven by higher competitive new product launches and private label distribution gains. Higher promotional spending to maintain competitiveness also negatively affected net sales in our Consumer Products segment.

Cost of products sold

Cost of products sold for the three months ended July 31, 2011 was $554.4 million, an increase of $16.5 million, or 3.1%, compared to $537.9 million for the three months ended August 1, 2010. This increase was primarily due to increased ingredient costs in our Pet Products segment, as well as increased logistics and other transportation-related costs in both our Pet Products and Consumer Products segments, partially offset by decreased volumes.

Gross margin

Our gross margin percentage for the three months ended July 31, 2011 decreased 4.5 points to 28.6% compared to 33.1% for the three months ended August 1, 2010. Gross margin was impacted by a 4.4 margin point decrease related to the higher costs noted above and a 0.5 margin point decrease due to product mix, partially offset by a 0.4 margin point increase due to net pricing.

Selling, general and administrative expense

Selling, general and administrative (“SG&A”) expense for the three months ended July 31, 2011 was $172.5 million, an increase of $25.2 million, or 17.1%, compared to $147.3 million for the three months ended August 1, 2010. This increase was primarily driven by an increase in amortization expense related to intangibles resulting from the Merger of $10.9 million as well as other Merger-related expenses, a $6.5 million increase in marketing costs reflecting investments behind key brands and increased compensation costs driven primarily by the make-whole payment to our newly appointed Chief Executive Officer.

Operating income

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010	Change	% Change
	(in millions)	(in millions, except percentages)
Operating income:
Pet Products	$56.2	$98.7	$(42.5)	(43.1%)
Consumer Products	14.4	34.3	(19.9)	(58.0%)
Corporate (1)	(21.3)	(13.6)	(7.7)	(56.6%)

Total	$49.3	$119.4	$(70.1)	(58.7%)

(1)	Corporate represents expenses not directly attributable to reportable segments.

Operating income for the three months ended July 31, 2011 was $49.3 million, a decrease of $70.1 million, or 58.7%, compared to $119.4 million for the three months ended August 1, 2010. This decrease reflects the higher cost of products sold and SG&A expense noted above, as well as the lower net sales noted above.

Our Pet Products segment operating income decreased by $42.5 million, or 43.1%, to $56.2 million for the three months ended July 31, 2011 from $98.7 million for the three months ended August 1, 2010. Higher ingredient costs as well as higher amortization, marketing and other SG&A expenses and decreased net sales contributed to the decline in operating income.

Our Consumer Products segment operating income decreased by $19.9 million, or 58.0%, to $14.4 million for the three months ended July 31, 2011 from $34.3 million for the three months ended August 1, 2010. Lower net sales, as noted above, was the primary driver of the decrease in operating income. Higher costs (reflecting higher raw product and logistics and other transportation-related costs, partially offset by the cost impact of lower volumes) also contributed to the decrease in operating income.

Our Corporate expenses increased by $7.7 million, or 56.6%, during the three months ended July 31, 2011 compared to the prior year period. This increase was primarily due to increased compensation costs driven primarily by the make-whole payment to our newly appointed Chief Executive Officer and other Merger-related expenses.

Interest expense

Interest expense increased by $42.9 million, or 217.8%, to $62.6 million for the three months ended July 31, 2011 from $19.7 million for the three months ended August 1, 2010. This increase was primarily driven by higher debt levels.

Other expense

Other expense of $30.3 million for the three months ended July 31, 2011 was comprised primarily of $29.1 million of losses on interest rate swaps. Other expense of $3.6 million for the three months ended August 1, 2010 was comprised primarily of losses on hedging contracts. As a result of our policy decision to no longer seek hedge accounting for our derivative contracts subsequent to the Merger, we expect other (income) expense to fluctuate from period-to-period.

Provision (benefit) for income taxes

The effective tax rate for continuing operations for the three months ended July 31, 2011 was 36.7% compared to 37.7% for the three months ended August 1, 2010. The change in the effective tax rate for the three month period was primarily due to the non-deductibility of certain Merger-related expenses and a change in state tax law.

Successor Period and Predecessor Period vs. Fiscal 2010

Net sales

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Change (a)	% Change	Volume (b)	Rate (c)
	(in millions)	(in millions, except percentages)
Net sales:
Pet Products	$271.0	$1,513.2	$1,750.0	$34.2	2.0%	3.7%	(1.7)%
Consumer Products	293.8	1,588.1	1,989.8	(107.9)	(5.4)%	(3.8)%	(1.6)%

Total	$564.8	$3,101.3	$3,739.8	$(73.7)	(2.0)%

(a)	This column represents the difference between the mathematical combination of the Successor Period and the Predecessor Period, and fiscal 2010.
(b)	This column represents the change, as compared to the prior year period, due to volume and mix. Volume represents the change resulting from the number of units sold, exclusive of any change in price. Volume changes in the above table include elasticity, the volume decline associated with price increases. Mix represents the change attributable to shifts in volume across products or channels.
(c)	This column represents the change, as compared to the prior year period, attributable to per unit changes in net sales or cost of products sold.

Net sales decreased by $73.7 million, or 2.0%, in the Successor Period and Predecessor Period combined compared to fiscal 2010. The decrease was due to decreased net sales in our Consumer Products segment, driven by lower retail sales, partially offset by increased net sales in our Pet Products segment.

Net sales in our Pet Products segment increased $34.2 million, or 2.0%, in the Successor Period and Predecessor Period combined compared to fiscal 2010. The increase was driven by new product sales, partially offset by increased trade spending.

Net sales in our Consumer Products segment decreased by $107.9 million, or 5.4%, in the Successor Period and Predecessor Period combined compared to fiscal 2010. This decrease was primarily driven by lower retail sales in tomato, vegetable and fruit products, driven by higher industry inventory levels, particularly in vegetable and fruit, resulting in higher promotional activity by our competitors which reduced our volumes. Our increased trade spending also negatively impacted our net sales for the Successor Period and Predecessor Period combined.

Cost of products sold

Cost of products sold increased by $20.0 million, or 0.8%, in the Successor Period and the Predecessor Period combined compared to fiscal 2010. This increase was primarily due to the amortization of the fair value step-up of inventory of $33.8 million recorded as a result of the Merger in the Successor Period. Cost of products sold was also impacted by higher overall costs per case as a result of a more typical year of production compared to the high yield of peaches packed in fiscal 2010 which drove a lower fixed cost per case. Higher sales volumes and higher packaging costs in our Pet Products segment also contributed to the increase in cost of products sold. Partially offsetting these cost increases were more favorable pricing for tomato raw products and more favorable pricing for metal packaging in our Consumer Products segment. Cost of products sold for the Predecessor Period also benefitted from the settlement of a prior claim with a vendor.

In fiscal 2012, we expect overall costs, primarily driven by commodity costs, energy costs, raw product costs and packaging costs, to be higher than in the Successor Period and the Predecessor Period combined.

Gross margin

Our gross margin percentage for the Successor Period and the Predecessor Period combined decreased 1.9 points compared to 32.9% for fiscal 2010. Gross margin was impacted by a 1.2 margin point decrease due to increased trade spending, and a 1.0 margin point decrease related to the higher costs noted above (including inventory step-up), partially offset by a 0.3 margin point increase due to product mix.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses decreased by $76.6 million, or 10.6%, during the Successor Period and the Predecessor Period combined compared to fiscal 2010. This decrease was primarily driven by a $76.6 million, or 35%, decrease in marketing costs resulting primarily from a shift in spending from marketing to trade spending as a result of increased competitive promotional activity. In fiscal 2012, we expect continued strong competitive activity.

Transaction and related costs

Transaction and related costs were $82.8 million for the Successor Period, primarily consisting of deal fees, financial advisory fees and legal and other professional service fees. Transaction and related costs were $68.8 million for the Predecessor Period, primarily consisting of accelerated stock compensation expense, investment banking fees and legal fees. There were no transaction and related costs in fiscal 2010.

Operating income (loss)

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Change (a)	% Change
	(in millions)	(in millions, except percentages)
Operating income (loss):
Pet Products	$26.2	$351.5	$355.5	$22.2	6.2%
Consumer Products	9.1	170.9	222.6	(42.6)	(19.1)%
Corporate (b)	(119.2)	(99.2)	(70.1)	(148.3)	(211.6)%

Total	$(83.9)	$423.2	$508.0	$(168.7)	(33.2)%

(a)	This column represents the difference between the mathematical combination of the Successor Period and the Predecessor Period, and fiscal 2010.
(b)	Corporate represents expenses not directly attributable to reportable segments. For the Successor Period, the Predecessor Period and fiscal 2010, Corporate includes $82.8 million, $68.8 million and $0.0 of transaction-related costs, respectively.

Operating income decreased by $168.7 million, or 33.2%, during the Successor Period and the Predecessor Period combined compared to fiscal 2010, primarily due to the Merger and related costs noted above, as well as the amortization of the fair value step-up of inventory recorded as a result of the Merger.

Our Pet Products segment’s operating income increased by $22.2 million, or 6.2%, during the Successor Period and the Predecessor Period combined compared to fiscal 2010. This increase was driven primarily by new product sales, partially offset by the $16.2 million cost related to inventory step-up in the Successor Period noted above. The decrease in marketing expense was offset by increased trade spending.

Our Consumer Products segment’s operating income decreased by $42.6 million, or 19.1%, during the Successor Period and Predecessor Period combined compared to fiscal 2010. This decrease was driven primarily by the lower net sales noted above. The impact of costs was neutral as the $17.6 million amortization of the step-up value of inventory in the Successor Period and the increased cost per case were offset by the favorable costs for tomato raw products and metal packaging costs.

Our Corporate expenses increased by $148.3 million, or 211.6%, in the Successor Period and Predecessor Period combined compared to fiscal 2010 driven by the Merger and related costs noted above.

Interest expense

Interest expense decreased by $5.3 million, or 4.6%, in the Successor Period and Predecessor Period combined compared to fiscal 2010. This decrease was driven by the absence of $24.8 million in refinancing expense recognized in fiscal 2010, partially offset by the impact of higher average debt levels in the Successor Period as a result of the Merger.

Other (income) expense

Other expense of $25.7 million for the Successor Period was comprised primarily of the $15.8 million premium over the fair value of senior subordinated notes acquired in the tender offers or redeemed and losses on hedging contracts. See “—Liquidity and Capital Resources—Description of Indebtedness” for a complete description of the financing transactions entered into in connection with the Merger. Other income of $5.2 million for the Predecessor Period was comprised primarily of gains on foreign currency transactions. Other expense of $9.8 million for fiscal 2010 was comprised primarily of expense related to the discontinuation of hedge accounting for our three-year $400.0 million interest rate swap in connection with the fiscal 2010 refinancing of our senior credit facility. As a result of our policy decision to no longer seek hedge accounting for our derivative contracts subsequent to the Merger, we expect other (income) expense to fluctuate from period-to-period.

Provision for income taxes

The effective tax rate for continuing operations for the Successor Period and Predecessor Period combined increased compared to 36.6% for fiscal 2010. The increase in the tax rate was primarily due to the non-deductibility of certain Merger-related expenses.

Reconciliation of Non-GAAP Financial Measures

We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP”). In this prospectus we also provide a non-GAAP financial measure—Adjusted EBITDA.

We present Adjusted EBITDA because we believe that this is an important supplemental measure relating to our financial condition since it is used in certain covenant calculations that may be required from time to time under the indenture (the “Indenture”) that governs the 7.625% Senior Notes due 2019 (the “Notes”) (referred to therein as “EBITDA”) and the credit agreements relating to our $2,700.0 million senior secured term loan B facility (with all related loan documents, and as amended from time to time, the “Term Loan Facility”) and $750.0 million senior secured asset-based revolving credit facility (with all related loan documents, and as amended from time to time, the “ABL Facility”) (referred to therein as “Consolidated EBITDA”).

EBITDA is defined as income before interest expense, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, further adjusted as required by the definitions of “EBITDA” and “Consolidated EBITDA” contained in the Indenture and our credit agreements.

Although Adjusted EBITDA may be useful to benchmark our performance period to period, our presentation of Adjusted EBITDA has limitations as an analytical tool. Adjusted EBITDA is not a GAAP measure of liquidity or profitability and should not be considered as an alternative to net income, operating income, net cash provided by operating activities or any other measure determined in accordance with GAAP. Additionally, Adjusted EBITDA is not intended to be a measure of cash flow available for discretionary expenditures, as it does not take into account debt service requirements, obligations under the monitoring agreement with our Sponsors, capital expenditures or other non-discretionary expenditures that are not deducted from the measure.

We caution investors that the non-GAAP financial measures presented are intended to supplement our GAAP results and are not a substitute for such results. Additionally, we caution investors that the non-GAAP financial measures used by us may not be comparable to similarly titled measures of other companies. The following tables provides a reconciliation of Adjusted EBITDA for the periods indicated, (in millions):

Reconciliation of Non-GAAP Financial Measures for the Three Months Ended July 31, 2011 and August 1, 2010 and Trailing Twelve Months Ended July 31, 2011

	Three Months Ended		Trailing Twelve Months Ended July 31, 2011
	July 31, 2011	August 1, 2010
		(in millions)
Reconciliation:
Operating income	$49.3	$119.4	$—
Operating income—Quarter ended October 31, 2010	—	—	148.0
Operating income—Quarter ended January 30, 2011	—	—	145.4
Operating income—January 31, 2011 through March 7, 2011	—	—	10.4
Operating loss—March 8, 2011 through May 1, 2011	—	—	(83.9)
Operating income—Quarter ended July 31, 2011	—	—	49.3
Adjustments to arrive at EBITDA:
Other expense	(30.3)	(3.6)	(47.2)
Depreciation and amortization	36.6	23.5	114.8
Amortization of debt issuance costs and debt discount (1)	(6.3)	(1.5)	(14.0)

EBITDA	49.3	137.8	322.8
Non-cash charges	1.2	0.2	34.0
Derivative transactions	35.6	8.9	50.4
Non-cash stock based compensation	1.2	3.4	43.5
Non-recurring (gains) losses	2.9	(3.5)	5.4
Merger-related items	7.0	—	125.4
Early extinguishment of debt	—	—	15.8
Business optimization charges	1.6	—	7.9
Other	2.4	1.0	9.2

Adjusted EBITDA	$101.2	$147.8	$614.4

(1)	Represents adjustments to exclude amortization of debt issuance costs and debt discount reflected in depreciation and amortization because such costs are not deducted in arriving at operating income.

Reconciliation of Non-GAAP Financial Measures for the Trailing Twelve Months Ended May 1, 2011 and May 2, 2010

	Trailing Twelve Months Ended May 1, 2011	Trailing Twelve Months Ended May 2, 2010
	(in millions)
Reconciliation:
Operating loss—Successor Period	$(83.9)	$—
Operating income—Predecessor Period	423.2	—
Operating income	—	508.0
Adjustments to derive EBITDA:
Other income (expense)	(20.5)	(9.8)
Depreciation and amortization expense	101.7	99.4
Amortization of debt issuance costs and debt discount (1)	(9.2)	(6.2)

EBITDA	411.3	591.4
Non-cash charges	33.0	6.0
Derivative transactions	23.7	22.6
Non-cash stock based compensation	45.7	21.3
Non-recurring gains (losses)	(1.0)	(16.0)
Merger-related items	118.4	—
Early extinguishment of debt	15.8	—
Business optimization charges	6.3	—
Other	7.8	1.6

Adjusted EBITDA	$661.0	$626.9

(1)	Represents adjustments to exclude amortization of debt issuance costs and debt discount reflected in depreciation and amortization because such costs are not deducted in arriving at operating income.

Fiscal 2010 vs. Fiscal 2009

Net sales

	Fiscal Year
	2010	2009	Change	% Change	Volume (a)	Rate (b)
	(in millions, except percentages)
Net sales:
Pet Products	$1,750.0	$1,673.4	$76.6	4.6%	(2.7)%	7.3%
Consumer Products	1,989.8	1,953.5	36.3	1.9%	0.5%	1.4%

Total	$3,739.8	$3,626.9	$112.9	3.1%

(a)	This column represents the change, as compared to the prior year period, due to volume and mix. Volume represents the change resulting from the number of units sold, exclusive of any change in price. Volume changes in the above table include elasticity, the volume decline associated with price increases. Mix represents the change attributable to shifts in volume across products or channels.
(b)	This column represents the change, as compared to the prior year period, attributable to per unit changes in net sales or cost of products sold.

Net sales increased by $112.9 million, or 3.1%, in fiscal 2010 compared to fiscal 2009. The increase was due to increased net sales in both our Pet Products and Consumer Products segments, driven by growth in existing products. The benefit of fiscal 2009 pricing actions, net of elasticity (the volume decline associated with price increases), as well as new product sales in Consumer Products also contributed to the growth in net sales. These increases were partially offset by the lower volume due to one extra week in fiscal 2009.

Net sales in our Pet Products segment increased $76.6 million, or 4.6%, in fiscal 2010 compared to fiscal 2009. The increase was driven by fiscal 2009 pricing actions, net of elasticity (the volume decline associated with price increases). In addition, increased volume of existing pet snacks and dry pet food as a result of category growth and promotional activities and new product sales contributed to the increase in net sales, partially offset by lower volume due to one extra week in fiscal 2009.

Net sales in our Consumer Products segment increased by $36.3 million, or 1.9%, in fiscal 2010 compared to fiscal 2009. This increase was primarily driven by growth in existing product volume, new product sales and net pricing, partially offset by lower volume due to one extra week in fiscal 2009. The increase in existing product volume was driven by fruit and vegetables as we strategically managed our price gaps through trade spending and lower margin South American sales.

Cost of products sold

Cost of products sold decreased by $112.1 million, or 4.3%, in fiscal 2010 compared to fiscal 2009. This decrease was primarily due to continued productivity savings and flat gross costs, which included lower commodity and transportation-related costs, partially offset by higher packaging and raw product costs. Lower overall volumes also contributed to the decrease in cost of products sold.

Gross margin

Our gross margin percentage for fiscal 2010 increased 5.2 points to 32.9% compared to 27.7% for fiscal 2009. Gross margin was impacted by a 2.9 margin point increase due to net pricing, a 1.7 margin point increase related to the lower costs noted above and a 0.6 margin point increase due to product mix resulting primarily from broth, vegetable and pet snacks sales.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses increased by $77.9 million, or 12.1%, during fiscal 2010 compared to fiscal 2009. This increase was primarily driven by a $76.2 million, or 54%, increase in marketing costs reflecting increased investments behind key brands consistent with our Accelerated Growth Plan. In addition, compensation and benefit costs related to stock compensation, our pension plan and our Annual Incentive Program were also higher in fiscal 2010 than in fiscal 2009. These higher SG&A costs were partially offset by lower transportation costs, the absence of costs incurred in fiscal 2009 to centralize our marketing function in San Francisco and lower intangible asset impairments in fiscal 2010 than in fiscal 2009.

Operating income

	Fiscal Year
	2010	2009	Change	% Change
	(in millions, except percentages)
Operating income:
Pet Products	$355.5	$219.9	$135.6	61.7%
Consumer Products	222.6	195.1	27.5	14.1%
Corporate (a)	(70.1)	(54.1)	(16.0)	(29.6)%

Total	$508.0	$360.9	$147.1	40.8%

(a)	Corporate represents expenses not directly attributable to reportable segments.

Operating income increased by $147.1 million, or 40.8%, during fiscal 2010 compared to fiscal 2009, due to the increase in net sales and decreased cost of products sold noted above, partially offset by increased marketing expense.

Our Pet Products segment’s operating income increased by $135.6 million, or 61.7%, during fiscal 2010 compared to fiscal 2009. This increase was driven primarily by net pricing and decreased commodity and transportation costs, partially offset by the increase in marketing expenses, all as noted above.

Our Consumer Products segment’s operating income increased by $27.5 million, or 14.1%, during fiscal 2010 compared to fiscal 2009. This increase was driven primarily by net pricing and favorable product mix, partially offset by increased packaging and raw product costs and increased marketing costs noted above.

Our Corporate expenses increased by $16.0 million, or 29.6%, in fiscal 2010 compared to fiscal 2009 primarily driven by an increase in compensation and benefit costs related to stock compensation, our pension plan and our Annual Incentive Program.

Interest expense

Interest expense increased by $6.0 million, or 5.4%, in fiscal 2010 compared to fiscal 2009. This increase was driven by $24.8 million in refinancing expense recognized in fiscal 2010, partially offset by lower debt levels and lower average interest rates.

Provision for income taxes

The effective tax rate for continuing operations for fiscal 2010 was 36.6% compared to 34.8% for fiscal 2009. The increase in the tax rate was primarily due to the benefit recorded in fiscal 2009 relating to the retroactive extension of a tax credit for companies operating in American Samoa. We have not received any additional tax benefits from this tax law change since fiscal 2009 due to the sale of the StarKist Seafood business.

Income from discontinued operations

The income from discontinued operations of $2.3 million for fiscal 2010 is primarily related to minor activities as we perform the final wind-down of items related to the StarKist Seafood Business, which was sold in October 2008. The income from discontinued operations of $24.6 million for fiscal 2009 primarily represents the gain on the sale of our StarKist Seafood Business.

Venezuela

In January 2010, the Venezuelan government announced its decision to devalue its currency and implement a two-tier exchange rate structure. As a result, the official exchange rate changed from 2.15 to 2.60 for essential goods and 4.30 for non-essential goods. We remeasure most income statement items of our Venezuelan subsidiary at the rate at which we expect to remit dividends, which currently is 4.30. Our Venezuelan subsidiary represents less than 1% of consolidated assets and less than 2% of consolidated net sales as of May 1, 2011 and for the Successor Period and Predecessor Period combined, respectively.

On May 17, 2010, the Venezuelan government enacted reforms to its foreign currency exchange control regulations to close down the parallel exchange market. On June 9, 2010, the Venezuelan government enacted additional reforms to its exchange control regulations and introduced a newly regulated foreign currency exchange system, Sistema de Transacciones con Titulos en Moneda Extranjera (“SITME”), which is controlled by the Central Bank of Venezuela (“BCV”). Foreign currency exchange transactions not conducted through the Venezuelan government’s Foreign Exchange Administrative Commission, CADIVI, or SITME may not comply with the exchange control regulations, and could therefore be considered illegal. The SITME imposes volume restrictions on the conversion of Venezuelan bolivar fuerte to U.S. dollar, currently limiting such activity to a maximum equivalent of $350,000 per month. As a result of the enactment of the reforms to the exchange control regulations, we changed the rate we used to remeasure Venezuelan bolivar fuerte-denominated transactions from the parallel exchange rate to a rate approximating the SITME rate specified by the BCV, which was quoted at 5.30 Venezuelan bolivar fuertes per U.S. dollar on May 1, 2011, and resulted in an immaterial impact to our statement of income (loss) for both the Successor Period and the Predecessor Period.

On December 30, 2010, the Venezuelan government announced that the exchange rate of 2.60 for essential goods was being eliminated. The impact was not material to our results of operations for both the Successor Period and the Predecessor Period.

Inflation in Venezuela has been at high levels over the past several years. We monitor the cumulative inflation rate using the blended Consumer Price Index and National Consumer Price Index. Based upon the three-year cumulative inflation rate, we began treating Venezuela as a highly inflationary economy effective with the beginning of the fourth quarter of fiscal 2010. Accordingly, the functional currency for our Venezuelan subsidiary is the U.S. dollar and beginning in the fourth quarter of fiscal 2010 the impact of Venezuelan currency fluctuations is recorded in earnings.

Liquidity and Capital Resources

We have cash requirements that vary based primarily on the timing of our inventory production for fruit, vegetables and tomatoes for our Consumer Products segment. Inventory production relating to these items typically peaks during the first and second fiscal quarters. Our most significant cash needs relate to this seasonal inventory production, as well as to continuing cash requirements related to the production of our other products. In addition, our cash is used for the repayment, including interest and fees, of our primary debt obligations (i.e. our revolver, our term loans, our senior notes and, if necessary, our letters of credit), contributions to our pension plans, expenditures for capital assets, lease payments for some of our equipment and properties and other general business purposes. We have also used cash for acquisitions and transformation and restructuring plans. We may from time to time consider other uses for our cash flow from operations and other sources of cash. Such uses may include, but are not limited to, future acquisitions, transformation or restructuring plans or repurchases of our debt. We currently expect to use $65.7 million of cash in connection with the settlement of our Delaware Shareholder Litigation. Such settlement is subject to risks and uncertainties. See “Business—Legal Proceedings” for a description of the Delaware Shareholder Litigation, the proposed settlement thereof and related risks and uncertainties. Our primary sources of cash are typically funds we receive as payment for the products we produce and sell and from our revolving credit facility.

On September 15, 2011 we made a $15.0 million contribution to our defined benefit pension plan and do not expect to make any further contributions in fiscal 2012. In the Predecessor Period, we made contributions to our defined benefit pension plan of $40.0 million. No contributions to our defined benefit pension plan were made in the Successor Period. We currently meet and plan to continue to meet the minimum funding levels required under the Pension Protection Act of 2006 (the “Act”). The Act imposes certain consequences on our defined benefit plan if it does not meet the minimum funding levels. We have made contributions in excess of our required minimum amounts during the twelve months ended May 1, 2011 and fiscal 2010. Although our qualified pension plan was overfunded as of May 1, 2011, due to uncertainties of future funding levels as well as plan financial returns (which are affected by market volatility, among other factors), we cannot predict whether we will continue to be fully funded.

We believe that cash on hand, cash flow from operations and availability under our revolving credit facility will provide adequate funds for our working capital needs, planned capital expenditures, debt service obligations and planned pension plan contributions for at least the next twelve months.

Our debt consists of the following, as of the dates indicated, (in millions):

	Successor	Successor
	July 31, 2011	May 1, 2011
Short-term borrowings:
Revolving credit facility	$—	$—
Other	4.0	8.6

Total short-term borrowings	$4.0	$8.6

Long-term debt:
Term B Loans	2,700.0	2,700.0
Outstanding Notes	1,300.0	1,300.0

	4,000.0	4,000.0
Less unamortized discount	6.4	6.6
Less current portion	27.0	20.3

Total long-term debt	$3,966.6	$3,973.1

Description of Indebtedness

The summary of our indebtedness and restrictive and financial covenants set forth below is qualified by reference to our senior secured term loan credit agreement (the “Senior Secured Term Loan Credit Agreement”), our senior secured asset-based credit agreement (the “Senior Secured Asset-Based Revolving Credit Agreement”), the Indenture, and the amendments and supplements thereto, all of which are set forth as exhibits to our public filings with the Securities and Exchange Commission (“SEC”).

Senior Secured Term Loan Credit Agreement

Our Senior Secured Term Loan Credit Agreement provides for a $2,700.0 million senior secured term loan B facility (with all related loan documents, and as amended from time to time, the “Term Loan Facility”) with a term of seven years.

Loans under the Term Loan Facility bear interest at a rate equal to an applicable margin, plus, at our option, either (i) a LIBOR rate (with a floor of 1.50%) or (ii) a base rate (with a floor of 2.50%) equal to the highest of (a) the federal funds rate plus 0.50%, (b) JPMorgan Chase Bank, N.A.’s “prime rate” and (c) the one-month LIBOR rate plus 1.00%. The applicable margin with respect to LIBOR borrowings is 3.00% and with respect to base rate borrowings is 2.00%.

The Term Loan Facility requires quarterly scheduled principal payments of 0.25% of the outstanding principal (which is currently $6.75 million) per quarter from September 30, 2011 to December 31, 2017. The balance is due in full on the maturity date of March 8, 2018. Scheduled principal payments with respect to the Term Loan Facility are subject to reduction following any mandatory or voluntary prepayments on terms and conditions set forth in the Senior Secured Term Loan Credit Agreement. As of July 31, 2011, the amount of outstanding loans under the Senior Secured Term Loan Facility was $2,700.0 million and the interest rate payable was 4.50%, or 4.62% after giving effect to our interest rate swaps. See “Note 8. Derivative Financial Instruments” to our interim condensed consolidated financial statements contained elsewhere in this prospectus for a discussion of interest rate swaps.

The Senior Secured Term Loan Credit Agreement also requires us to prepay outstanding loans under the Term Loan Facility, subject to certain exceptions, with, among other things:

•

Commencing with our fiscal year ending April 29, 2012, 50% (which percentage will be reduced to 25% if our leverage ratio is 5.5x or less and to 0% if our leverage ratio is 4.5x or less) of our annual excess cash flow, as defined in the Senior Secured Term Loan Credit Agreement;

•	100% of the net cash proceeds of certain casualty events;

•	100% of the net cash proceeds of all of our non-ordinary course asset sales or other dispositions of property, subject to our right to reinvest the proceeds; and

•	100% of the net cash proceeds of any incurrence of debt, other than proceeds from the debt permitted under the Senior Secured Term Loan Credit Agreement.

We have the right to request an additional $500.0 million plus an additional amount of secured indebtedness under the Term Loan Facility. Lenders under this facility are under no obligation to provide any such additional loans, and any such borrowings will be subject to customary conditions precedent, including satisfaction of a prescribed leverage ratio, subject to the identification of willing lenders and other customary conditions precedent.

Senior Secured Asset-Based Credit Agreement

Our Senior Secured Asset-Based Revolving Credit Agreement provides for senior secured financing of up to $750.0 million (with all related loan documents, and as amended from time to time, the “ABL Facility”) with a term of five years. We have the flexibility to use the ABL Facility to fund our seasonal working capital needs, which are affected by, among other things, the growing cycle of the fruits, vegetables and tomatoes we process, and for other general corporate purposes. The vast majority of our fruit, vegetable and tomato inventories are produced during the harvesting and packing months of June through October and depleted through the remaining seven months. Accordingly, our need to draw on the ABL Facility may fluctuate significantly during the year.

Borrowings under the ABL Facility bear interest at an initial interest rate equal to an applicable margin, plus, at our option, either (i) a LIBOR rate, or (ii) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) Bank of America, N.A.’s “prime rate” and (c) the one-month LIBOR rate plus 1.00%. The applicable margin with respect to LIBOR borrowings is currently 2.00% (and may increase to 2.50% depending on average excess availability) and with respect to base rate borrowings is currently 1.00% (and may increase to 1.50% depending on average excess availability).

In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee at an initial rate of 0.500% per annum in respect of the unutilized commitments thereunder. The commitment fee rate may be reduced to 0.375% depending on the amount of excess availability under the ABL Facility. We must also pay customary letter of credit fees and fronting fees for each letter of credit issued.

Availability under the ABL Facility is subject to a borrowing base. The borrowing base, determined at the time of calculation, is an amount equal to: (a) 85% of eligible accounts receivable and (b) the lesser of (1) 75% of the book value of eligible inventory and (2) 85% of the net orderly liquidation value of eligible inventory, of the borrowers under the facility at such time, less customary reserves. The ABL Facility includes a sub-limit for letters of credit and for borrowings on same-day notice, referred to as “swingline loans.” The ABL Facility will mature, and the commitments thereunder will terminate, on March 8, 2016. As of July 31, 2011, there were no loans outstanding under the ABL Facility, the amount of letters of credit issued under the ABL Facility was $38.2 million and the net availability under the ABL Facility was $521.9 million.

The commitments under the ABL Facility may be increased, subject only to the consent of the new or existing lenders providing such increases, such that the aggregate principal amount of commitments does not exceed $1.0 billion. The lenders under this facility are under no obligation to provide any such additional commitments, and any increase in commitments will be subject to customary conditions precedent. Notwithstanding any such increase in the facility size, our ability to borrow under the facility will remain limited at all times by the borrowing base (to the extent the borrowing base is less than the commitments).

The Notes

The Notes are due February 16, 2019. The Notes have an aggregate principal amount of $1,300.0 million and a stated interest rate of 7.625%. Interest on the Notes is payable semi-annually on February 15 and August 15 of each year commencing August 15, 2011.

Prior to February 15, 2014, we have the option of redeeming (a) all or a part of the Notes at 100% of the principal amount plus a “make whole” premium, or, using the proceeds from certain equity offerings and subject to certain conditions, (b) up to 35% of the then-outstanding Notes at a premium of 107.625% of the aggregate principal amount and a special interest payment. Beginning on February 15, 2014, we may redeem all or a part of the Notes at a premium ranging from 103.813% to 101.906% of the aggregate principal amount. Finally, beginning on February 15, 2016, we may redeem all or a part of the Notes at face value. Any redemption as described above is subject to the concurrent payment of accrued and unpaid interest, if any, upon redemption.

We are offering the Exchange Notes in order to satisfy our obligations under the registration rights agreement related to the Notes. Pursuant to the terms of that agreement, we are obligated, among other things, to use our commercially reasonable efforts to file with the SEC and cause to become effective the registration statement of which this prospectus forms a part. In the event that the Exchange Offer is not consummated on or prior to the 365th day from the issue date of the Notes, the annual interest rate borne by the Notes will be increased by 0.25%. The annual interest rate on the Notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.0% per year over the applicable interest rate described above. If the registration default is corrected, the applicable interest rate will revert to the original level.

For a more complete description of the Indenture, see “Description of the Exchange Notes.”

Security Interests and Guarantees

Indebtedness under the Term Loan Facility is generally secured by a first priority lien on substantially all of our assets other than inventories and accounts receivable, and by a second priority lien with respect to inventories and accounts receivable. The ABL Facility is generally secured by a first priority lien on our inventories and accounts receivable and by a second priority lien on substantially all of our other assets. The Notes are our senior unsecured obligations and rank senior in right of payment to the existing and future indebtedness and other obligations that expressly provide for their subordination to the Notes; rank equally in right of payment to all of the existing and future unsecured indebtedness; are effectively subordinated to all of the existing and future secured debt (including obligations under the Term Loan Facility and ABL Facility described above) to the extent of the value of the collateral securing such debt; and are structurally subordinated to all existing and future liabilities, including trade payables, of the non-guarantor subsidiaries, to the extent of the assets of those subsidiaries.

All our obligations under the Senior Secured Term Loan Credit Agreement and Senior Secured Asset-Based Revolving Credit Agreement are unconditionally guaranteed by Parent and by substantially all our existing and future, direct and indirect, wholly-owned material restricted domestic subsidiaries, subject to certain exceptions. The Notes are required to be fully and unconditionally guaranteed by each of our existing and future domestic restricted subsidiaries that guarantee our obligations under the Term Loan Facility and ABL Facility. Currently, there are no guarantor subsidiaries under any of our debt agreements.

Prior Credit Facility

Our prior credit facility consisted of a $500.0 million five-year revolving credit facility (the “Revolver”) that was scheduled to mature on January 30, 2015 and a $600.0 million five-year Term A facility (the “Term A Facility”) that was scheduled to mature on January 30, 2015 (collectively, the “Prior Credit Facility”). The Revolver included a letter of credit subfacility of $150.0 million. The interest rate spread for the Revolver and the Term A Facility was adjusted periodically based on the total debt ratio and was a maximum of 2.75% over the

Eurodollar rate or 1.75% over the base rate. To maintain availability of funds under the Revolver, we paid a 0.50% commitment fee on the unused portion of the revolving credit facility. The commitment fee had been reduced to 0.375% prior to the termination of the credit facility. We borrowed $491.6 million under the Revolver, and repaid a total of $491.6 million for the period May 3, 2010 through March 7, 2011. On March 8, 2011, in connection with the Merger, we repaid in full all outstanding loans together with interest and all other amounts due under the Prior Credit Facility and terminated the Prior Credit Facility.

Tender Offer for Senior Subordinated Notes

In connection with the Merger, Blue Sub commenced cash tender offers for our outstanding 6 3/4% Senior Subordinated Notes due 2015 and our outstanding 7 1/2% Senior Subordinated Notes due 2019. Upon consummation of the Merger, DMFC assumed Blue Sub’s obligations in connection with the tender offers. Pursuant to the tender offers, $241.6 million aggregate principal amount of the 6 3/4% Senior Subordinated Notes due 2015 and $447.9 million aggregate principal amount of the 7 1/2% Senior Subordinated Notes due 2019 were purchased. Aggregate principal amounts of $8.4 million for the 6 3/4% Senior Subordinated Notes due 2015 and $2.1 million for the 7 1/2% Senior Subordinated Notes due 2019 were not tendered and remained outstanding until April 8, 2011, when we redeemed them.

Deferred Debt Issuance and Debt Extinguishment Costs

In connection with entering into the Senior Secured Term Loan Credit Agreement, the Senior Secured Asset-Based Revolving Credit Agreement and the Indenture, we capitalized $164.2 million of deferred debt issuance costs; these costs will be amortized as interest expense over the term of the related debt instrument. In connection with the tender offers for the 6 3/4% Senior Subordinated Notes due 2015 and 7 1/2% Senior Subordinated Notes due 2019, we recognized $15.8 million of expense (included in other (income) expense for the Successor Period) which represents the excess cash consideration paid in connection with the tender offers and redemption of the remaining senior subordinated notes over the fair value of the senior subordinated notes as of the Merger date. In addition, in accordance with the acquisition method of accounting described in “Note 3. Merger” to our audited consolidated financial statements contained elsewhere in this prospectus, outstanding debt immediately prior to the Merger was recorded on the opening balance sheet for the Successor Period at fair value. Because we adjusted the book value of the Prior Credit Facility and senior subordinated notes to fair value, $25.2 million of debt issuance costs and $94.2 million of debt extinguishment costs (including tender offer premiums) were reflected as a fair value adjustment rather than being written off.

Maturities

The Company is scheduled to pay $20.2 million of its long-term debt during the remainder of fiscal 2012. As of July 31, 2011, scheduled maturities of long-term debt (representing debt under the Term Loan Facility and the Notes) are as follows (in millions) (1):

2013	27.0
2014	27.0
2015	27.0
2016	27.0
2017	27.0
Thereafter	3,844.8

(1)	Does not include any excess cash flow or other principal prepayments that may be required under the terms of the Senior Secured Term Loan Credit Agreement, as described above.

Restrictive and Financial Covenants

The Term Loan Facility, the ABL Facility and the Indenture contain restrictive covenants. See “Note 7. Short-Term Borrowings and Long-Term Debt” to our audited consolidated financial statements contained elsewhere in this prospectus for additional information regarding the covenants.

The Term Loan Facility, the ABL Facility and the Indenture generally do not require that we comply with financial maintenance covenants. The ABL Facility, however, contains a financial covenant that applies if availability under the ABL Facility falls below a certain level.

The restrictive and financial covenants in the Term Loan Facility, the ABL Facility and the Indenture may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest, such as acquisitions.

As of July 31, 2011, we believe that we were in compliance with all of our then-applicable covenants. Compliance with these covenants is monitored periodically in order to assess the likelihood of continued compliance. Our ability to continue to comply with these covenants may be affected by events beyond our control. If we are unable to comply with the covenants under the Term Loan Facility, the ABL Facility and the Indenture, there would be a default, which, if not waived, could result in the acceleration of a significant portion of our indebtedness. See “Risk Factors—Risks Relating to Our Business—Restrictive covenants in the Credit Facilities and the Indenture may restrict our operational flexibility. If we fail to comply with these restrictions, we may be required to repay our debt, which would materially and adversely affect our financial position and results of operations.”

Dividends and Stock Repurchases

During the Predecessor Period aggregate dividends of $53.0 million were declared, and dividends of $62.9 million were paid on DMFC common stock. During fiscal 2010, aggregate dividends of $39.6 million were declared, and dividends of $37.6 million were paid on DMFC common stock.

On June 10, 2010, DMFC announced that its Board had authorized the repurchase of up to $350.0 million of DMFC common stock over the next 36 months. The new authorization superseded and replaced the previous $200.0 million share repurchase authorization that was scheduled to expire in September 2010. On June 22, 2010, DMFC entered into an accelerated stock buyback agreement (“ASB”) with Goldman Sachs & Co. (“Goldman Sachs”). Under the ASB, we paid Goldman Sachs $100 million on June 25, 2010 from available cash on hand and received 6,215,470 shares of DMFC common stock from Goldman Sachs on that date. Final settlement of this agreement occurred on August 2, 2010, resulting in our receiving an additional 885,413 shares of DMFC common stock. The total number of shares that we ultimately repurchased under the ASB was generally based on the average daily volume-weighted average share price of DMFC common stock over the duration of the transaction.

On March 11, 2011, DMFC filed a Notice of Effectiveness delisting from the New York Stock Exchange as a direct result of the Merger.

The Indenture and the credit agreements relating to our Term Loan Facility and ABL Facility contain certain covenants, including, among other things, covenants that restrict our ability and the ability of certain of our subsidiaries to pay dividends subject to certain exceptions.

Obligations and Commitments

Contractual and Other Cash Obligations

The following table summarizes our contractual and other cash obligations at May 1, 2011:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in millions)
Long-term debt obligations (1)	$5,643.1	$243.9	$497.7	$492.7	$4,408.8
Capital lease obligations	—	—	—	—	—
Operating lease obligations	235.4	50.2	73.5	52.9	58.8
Purchase obligations (2)	1,182.3	664.5	314.3	129.7	73.8
Other long-term liabilities reflected on the Balance Sheet (3)	252.9	—	67.8	55.3	129.8

Total contractual obligations	$7,313.7	$958.6	$953.3	$730.6	$4,671.2

(1)	Includes interest expense calculated using the stated interest rate for the Notes and the interest rate at May 1, 2011 for the Term Loan Facility, as described above. Does not include any excess cash flow or other principal prepayments that may be required under the terms of the Senior Secured Term Loan Credit Agreement, as described above.
(2)	Purchase obligations consist primarily of fixed commitments under supply, ingredient, packaging, co-pack, grower commitments and other agreements. The amounts presented in the table do not include items already recorded in accounts payable and accrued expenses at May 1, 2011, nor does the table reflect obligations we are likely to incur based on our plans, but are not currently obligated to pay. Many of our contracts are requirement contracts and currently do not represent a firm commitment to purchase from our suppliers, and therefore, are not reflected in the above table. However, certain of our suppliers commit resources based on our planned purchases and we would likely be liable for a portion of their expenses if we deviated from our communicated plans. In the above table, we have included estimates of the probable “breakage” expenses we would incur with these suppliers if we stopped purchasing from them as of May 1, 2011. Aggregate future payments for our grower commitments are estimated based on May 1, 2011 pricing and volume for the twelve months ended May 1, 2011. Aggregate future payments under employment agreements are estimated generally assuming that each such employee will continue providing services for the next five fiscal years, that salaries remain at May 1, 2011 levels, and that annual incentive awards to be paid with respect to each fiscal year shall be equal to the amounts actually paid with respect to fiscal 2010, the most recent period for which annual incentive awards have been paid as of May 1, 2011. Aggregate future payments under severance agreements do not include possible costs associated with outplacement services generally provided to executive officers whose employment is terminated without cause since such amounts have been minimal. Aggregate future payments under the monitoring agreement with the Sponsors is estimated as the minimum payment for five years.
(3)	As of May 1, 2011, we had non-current unrecognized tax benefits of $8.4 million ($7.5 million net of tax benefits). We are not able to reasonably estimate the timing of future cash flows related to this amount. As a result, this amount is not included in the table above.

Standby Letters of Credit

We have standby letters of credit for certain obligations related to insurance requirements and our South America operations. The majority of our standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On July 31, 2011, we had $38.2 million of outstanding standby letters of credit.

Cash Flow

During the three months ended July 31, 2011, our cash and cash equivalents increased by $41.2 million and during the three months ended August 1, 2010, our cash and cash equivalents decreased by $24.8 million.

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010
Net cash provided by operating activities	$66.1	$49.9
Net cash used in investing activities	(22.7)	(18.6)
Net cash used in financing activities	(3.6)	(55.3)

In the Successor Period, the Predecessor Period, fiscal 2010 and fiscal 2009 our cash and cash equivalents increased/(decreased) by $57.6 million, $93.9 million, ($89.0) million and $117.0 million, respectively.

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
	(in millions )	(in millions)
Net cash provided by operating activities	$85.2	$254.3	$355.9	$200.6
Net cash provided by (used in) investing activities	(3,882.7)	(66.1)	(104.9)	277.1
Net cash provided by (used in) financing activities	4,002.6	(91.5)	(336.2)	(361.3)

Operating Activities

Cash provided by operating activities for the three months ended July 31, 2011 was $66.1 million, compared to $49.9 million for the three months ended August 1, 2010. This increase was primarily driven by a $44.0 million income tax refund received in the three months ended July 31, 2011. This represents a refund of estimated tax payments made during the period from May 3, 2010 through March 7, 2011 and resulted from deductible Merger-related expenses. This increase was partially offset by lower net income. In addition, due to weather conditions, the pack season started later in fiscal 2012 than in the twelve months ended May 1, 2011 and the yields of certain crops were negatively affected by the weather conditions. The cash requirements of the Consumer Products operating segment vary significantly during the year to coincide with the seasonal growing cycles of fruit, vegetables and tomatoes. The vast majority of our fruit, vegetable and tomato inventories are produced during the packing season, from June through October, and then depleted during the remaining months of the fiscal year. As a result, the vast majority of our total operating cash flow is generated during the second half of the fiscal year.

Cash provided by operating activities during the Successor Period and Predecessor Period combined decreased $16.4 million compared to $355.9 million in fiscal 2010. This decrease was driven by transaction costs paid in connection with the Merger, partially offset by lower inventory balances and lower cash payments for interest. We also had lower cash tax payments as a result of the Merger.

Cash provided by operating activities during fiscal 2010 was $355.9 million compared to $200.6 million in fiscal 2009. This $155.3 million increase was driven by increased net income.

Investing Activities

Cash used in investing activities for the three months ended July 31, 2011 was $22.7 million and $18.6 million for the three months ended August 1, 2010 and consisted entirely of capital spending. Capital spending for the full year fiscal 2012 is expected to approximate $100 million and is expected to be funded by cash on hand and cash generated by operating activities.

Cash used in investing activities was $3,882.7 million during the Successor Period, which consisted of $3,856.9 million paid in connection with the Transactions and capital expenditures of $25.8 million. Cash used in investing activities was $66.1 million during the Predecessor Period and was comprised entirely of capital expenditures.

Cash used in investing activities was $104.9 million during fiscal 2010, which represented capital expenditures.

Cash provided by investing activities was $277.1 million during fiscal 2009, which primarily consisted of $365.8 million from the sale of the StarKist Seafood Business, partially offset by capital expenditures of $88.7 million.

Capital expenditures in the Successor Period, the Predecessor Period, fiscal 2010 and fiscal 2009 were $25.8 million, $66.1 million, $104.9 million and $88.7 million, respectively. In addition to capital expenditures, we enter into operating leases to support our ongoing operations. The decision to lease, rather than purchase, an asset is the result of a number of considerations, including the cost of funds, the useful life of the asset, its residual value and technological obsolescence. Additionally, some equipment is proprietary to the lessor and cannot be purchased. All material asset-financing decisions include an evaluation of the potential impact of the financing on our debt agreements, including applicable financial covenants.

Financing Activities

During the first three months of fiscal 2012, we made net repayments of $4.6 million on our short-term borrowings and received capital contributions from Parent of $1.0 million from the issuance of Parent common stock.

During the first three months of the twelve months ended May 1, 2011, we had net borrowings of $50.1 million from short-term borrowings and we made repayments of $7.5 million towards our outstanding term loan principal. During the three months ended August 1, 2010, DMFC repurchased $100.0 million of its common stock, received $9.6 million in proceeds from the issuance of common stock and paid $10.0 million in dividends.

During the Successor Period, we received net capital contributions in connection with the Merger of $1,548.8 million. We also received $3,993.3 million in proceeds from Merger-related financing and made $1,357.5 million in long-term debt payments in connection with the Merger. In connection with the Merger, we paid $164.2 million of costs related to the issuance of the Notes and entering into the Term Loan Facility and ABL Facility and $15.8 million which represented the excess cash consideration paid in connection with the tender offers and redemption of the remaining senior subordinated notes over the fair value of the senior subordinated notes as of the Merger date.

During the Predecessor Period, we made scheduled repayments of long-term debt of $22.5 million and had proceeds from short-term debt of $4.9 million. In addition, we paid $62.9 million in dividends, paid $100.0 million for the repurchase of DMFC common stock and received $59.6 million of proceeds from the issuance of DMFC common stock.

During fiscal 2010, we made net repayments of debt of $269.0 million, paid $43.6 million of costs related to the issuance of the 7 1/2% Notes and the tender offer for previously outstanding 8 5/8% senior subordinated notes due 2012 and entering into the Prior Credit Facility, and paid $37.6 million in dividends. In addition, we received $12.3 million of proceeds from the issuance of DMFC common stock. During fiscal 2009, we used $361.3 million in financing activities, which consisted primarily of net short-term borrowings of $2.0 million, loan repayments of $333.8 million and $31.6 million in dividend payments.

Make-Whole Payment Agreements

DMFC executive officers were entitled to receive a tax gross-up payment (referred to as a “280G gross-up payment”) in the event that payments made to them in connection with a change in control of the ownership of DMFC became subject to an excise tax pursuant to Section 280G and Section 4999 of the Internal Revenue Code. In December 2010, DMFC determined that the consummation of the Merger would be expected to trigger the imposition of this excise tax with respect to payments made to certain executive officers, which would oblige DMFC to make 280G gross-up payments to these executive officers.

On December 15, 2010, DMFC entered into limited “make-whole” payment agreements with seven executive officers in connection with option exercises in calendar 2010 (but after December 15, 2010) effected for the purpose of reducing DMFC’s potential liability to make 280G gross-up payments. A total of approximately 3.9 million options were exercised in calendar 2010 after December 15, 2010 by such executive officers, resulting in approximately $35.5 million of cash proceeds to DMFC.

By exercising options prior to the end of calendar 2010, each such executive officer increased the amount of taxable income recognized by him in calendar 2010. Increased taxable income recognized in calendar 2010 reduces, and if sufficiently high can eliminate entirely, DMFC’s obligation to make a 280G gross-up payment in connection with the Merger. The purpose of the “make-whole” payment is to compensate each such executive officer for any difference between the amount received for shares sold in connection with the option exercises, as compared to the consideration that would have been payable in the Merger in respect of these option shares if the executive officer had not exercised such options in calendar 2010.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to revise fair value measurements and disclosures. This standard provides clarification about the application of existing fair value measurement and disclosure requirements and expands certain other disclosure requirements. The guidance is effective for us beginning in the fourth quarter of fiscal 2012. The adoption of this standard will require expanded disclosures in the notes to our consolidated financial statements but will not impact our financial results.

In June 2011, the FASB amended its guidance on the presentation of comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. This new accounting pronouncement is effective for us beginning in the first quarter of fiscal 2013. The adoption of this standard will not impact our financial results. We are assessing the potential impact of this new standard on the disclosure in our future financial statements.

In September 2011, the FASB issued an Accounting Standards Update that permits companies to assess qualitative factors to determine if it is more likely than not that goodwill is impaired before performing the two-step goodwill impairment test required under current accounting standards. The guidance is effective for us beginning in fiscal 2013, with early adoption permitted. The adoption of this standard will not impact our financial results.

In September 2011, the FASB issued an Accounting Standards Update which will require additional qualitative and quantitative disclosures for multiemployer pension plans, including the plan’s funded status if it is readily available. This new accounting pronouncement is effective for us beginning in the fourth quarter of fiscal 2012. The adoption of this standard will require expanded disclosures in the notes to our consolidated financial statements but will not impact our financial results.

Critical Accounting Policies and Estimates

Our discussion and analysis of the financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we reevaluate our estimates, including those related to trade promotions, goodwill and intangibles, retirement benefits, and retained-insurance liabilities. Estimates in the assumptions used in the valuation of our stock compensation expense are updated periodically and reflect conditions that existed at the time of each new issuance of stock awards. We base estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the book values of assets and liabilities that are not readily apparent from other sources. For all of these estimates, we caution that future events rarely develop exactly as forecasted and therefore, these estimates routinely require adjustment.

Our significant accounting policies are described in “Note 2. Significant Accounting Policies” to our audited consolidated financial statements contained elsewhere in this prospectus. The following is a summary of the more significant judgments and estimates used in the preparation of our financial statements:

Trade Promotions

Trade promotions are an important component of the sales and marketing of our products, and are critical to the support of our business. Trade spending includes amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, to advertise our products in their circulars, to obtain favorable display positions in their stores, and to obtain shelf space. We accrue for trade promotions, primarily at the time products are sold to customers, by reducing sales and recording a corresponding accrued liability. The amount we accrue is based on an estimate of the level of performance of the trade promotion, which is dependent upon factors such as historical trends with similar promotions, expectations regarding customer and consumer participation, and sales and payment trends with similar previously offered programs. Our original estimated costs of trade promotions are reasonably likely to change in the future as a result of changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products. We perform monthly evaluations of our outstanding trade promotions; making adjustments, where appropriate, to reflect changes in our estimates. The ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by our customers for amounts they consider due to them. Final determination of the permissible trade promotion amounts due to a customer generally may take up to 18 months from the product shipment date. Our evaluations during the three months ended July 31, 2011 resulted in no significant adjustments to our estimates relating to trade promotion liability. Our evaluations during the three months ended August 1, 2010 resulted in net reductions to the trade promotion liability and increases in net sales from continuing operations of $1.7 million which related to prior year activity, of which $1.5 million related to our Consumer Products segment and $0.2 million related to our Pet Products segment. This adjustment represented approximately 1% of our trade promotion expense for the three months ended August 1, 2010. Our evaluations during the Successor Period and Predecessor Period resulted in combined net reductions to the trade promotion liability and increases in net sales from continuing operations of $11.3 million which related to prior year activity, of which $9.1 million related to our Consumer Products segment and $2.2 million related to our Pet Products segment. Our evaluations during fiscal 2010 resulted in net reductions to the trade promotion liability and increases in net sales from continuing operations of $10.3 million, which related to prior year activity, of which $7.3 million related to our Consumer Products segment and $3.0 million, related to our Pet Products segment. These adjustments represented approximately 1% of our trade promotion expense in both the Successor Period and Predecessor Period combined and fiscal 2010.

Goodwill and Intangibles

Del Monte produces, distributes and markets products under many different brand names (also referred to as trademarks). During an acquisition, the purchase price is allocated to identifiable assets and liabilities, including brand names and other intangibles, based on estimated fair value, with any remaining purchase price recorded as goodwill. As a result of the Merger, we applied the acquisition method of accounting and established a new basis of accounting on March 8, 2011. Accordingly, each of our active brand names now has a value on our balance sheet.

We have evaluated our capitalized brand names and other intangibles and determined that some have lives that generally range from 5 to 25 years (“Amortizing Intangibles”) and others have indefinite lives (“Non-Amortizing Brands”). Non-Amortizing Brands typically have significant market share and a history of strong earnings and cash flow, which we expect to continue into the foreseeable future.

Amortizing Intangibles are amortized over their estimated lives. We review the asset groups containing Amortizing Intangibles (including related tangible assets) for impairment whenever events or changes in circumstances indicate that the book value of an asset group may not be recoverable. An asset or asset group is considered impaired if its book value exceeds the undiscounted future net cash flow the asset or asset group is expected to generate. If an asset or asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the asset exceeds its fair value. Non-Amortizing Brands and goodwill are not amortized, but are instead tested for impairment at least annually. Non-Amortizing Brands are considered impaired if the book value exceeds the estimated fair value. Goodwill is considered impaired if the book value of the reporting unit containing the goodwill exceeds its estimated fair value. If estimated fair value is less than the book value, the asset is written down to the estimated fair value and an impairment loss is recognized.

The estimated fair value of our Non-Amortizing Brands is determined using the relief from royalty method, which is based upon the estimated rent or royalty we would pay for the use of a brand name if we did not own it. For goodwill, the estimated fair value of a reporting unit is determined using the income approach, which is based on the cash flows that the unit is expected to generate over its remaining life, and the market approach, which is based on market multiples of similar businesses. Our reporting units are the same as our operating segments—Pet Products and Consumer Products—reflecting the way that we manage our business. Annually, we engage third-party valuation experts to assist in this process. Considerable management judgment is necessary in estimating future cash flows, market interest rates, discount rates and other factors affecting the valuation of goodwill and intangibles, including the operating and macroeconomic factors that may affect them. We use historical financial information, internal plans and projections, and industry information in making such estimates.

We did not recognize any impairment charges for our Amortizing Intangibles, Non-Amortizing Brands or goodwill during the three months ended July 31, 2011 and August 1, 2010. We also did not recognize any impairment charges for our goodwill during the Successor Period, the Predecessor Period, fiscal 2010 or fiscal 2009. During the three months ended November 1, 2009 we recognized an impairment charge of $3.0 million related to one of our Pet Products Non-Amortizing Brands and moved this brand from Non-Amortizing to Amortizing Brands. During fiscal 2009, as a result of a decision to discontinue five non-core pet brands, we recorded an impairment charge of $11.7 million related to Amortizing Brands. We did not recognize any impairment charges for our Amortizing Brands or Non-Amortizing Brands during the Successor Period or the Predecessor Period. As a result of the Merger, at July 31, 2011, we had $2,140.0 million of goodwill, $1,871.6 million of Non-Amortizing Brands, $80.3 million of Amortizing Brands, net of amortization and $859.5 million of customer relationships, net of amortization. The Pet Products segment has 93% of the goodwill and 68% of the Non-Amortizing Brands. The Del Monte brand itself, which is included in the Consumer Products segment, comprises 30% of Non-Amortizing Brands. The Meow Mix and Milk-Bone brands together, which are included in the Pet Products segment, comprise 41% of Non-Amortizing Brands. While we currently believe the fair value of all of our intangible assets equals or exceeds book value, materially different assumptions regarding future performance and discount rates could result in future impairment losses.

Retirement Benefits

We sponsor a non-contributory defined benefit pension plan (“DB plan”), defined contribution plans, multi-employer plans and certain other unfunded retirement benefit plans for our eligible employees. The amount of DB plan benefits eligible retirees receive is based on their earnings and age. Retirees may also be eligible for medical, dental and life insurance benefits (“other benefits”) if they meet certain age and service requirements at retirement. Generally, other benefit costs are subject to plan maximums, such that the Company and retiree both share in the cost of these benefits.

Our Assumptions. We utilize third-party actuaries to assist us in calculating the expense and liabilities related to the DB plan benefits and other benefits. DB plan benefits and other benefits which are expected to be paid are expensed over the employees’ expected service period. The actuaries measure our annual DB plan benefits and other benefits expense by relying on certain assumptions made by us. Such assumptions include:

•	The discount rate used to determine projected benefit obligation and net periodic benefit cost (DB plan benefits and other benefits);

•	The expected long-term rate of return on assets (DB plan benefits);

•	The rate of increase in compensation levels (DB plan benefits); and

•	Other factors including employee turnover, retirement age, mortality and health care cost trend rates.

These assumptions reflect our historical experience and our best judgment regarding future expectations. The assumptions, the plan assets and the plan obligations are used to measure our annual DB plan benefits expense and other benefits expense.

Since the DB plan benefits and other benefits liabilities are measured on a discounted basis, the discount rate is a significant assumption. The discount rate was determined based on an analysis of interest rates for high-quality, long-term corporate debt at the measurement date. In order to appropriately match the bond maturities with expected future cash payments, we utilize differing bond portfolios to estimate the discount rates for the DB plan and for the other benefits. The discount rate used to determine DB plan and other benefits projected benefit obligation as of the balance sheet date is the rate in effect at the measurement date. The same rate is also used to determine DB plan and other benefits expense for the following fiscal year. The long-term rate of return for DB plan’s assets is based on our historical experience, our DB plan’s investment guidelines and our expectations for long-term rates of return. Our DB plan’s investment guidelines are established based upon an evaluation of market conditions, tolerance for risk, and cash requirements for benefit payments.

The following table presents the weighted-average assumptions used to determine our projected benefit obligations for our qualified DB plan and other benefits:

	May 1, 2011	May 2, 2010
Pension benefits
Discount rate used in determining projected benefit obligation	5.50%	5.50%
Rate of increase in compensation levels	4.69%	4.68%
Other benefits
Discount rate used in determining projected benefit obligation	5.75%	6.00%

The following table presents the weighted-average assumptions used to determine our periodic benefit cost for our qualified DB plan and other benefits:

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal Year
			2010	2009
Pension benefits
Discount rate used to determine periodic benefit cost	5.50%	5.50%	7.90%	6.75%
Rate of increase in compensation levels	4.69%	4.69%	4.68%	4.26%
Long-term rate of return on assets	7.50%	7.50%	7.60%	8.00%
Other benefits
Discount rate used to determine periodic benefit cost	5.75%	6.00%	7.55%	6.90%

For measurement purposes, an 8.7% annual rate of increase in the per capita cost of covered health care benefits was assumed for the preferred provider organization plan and associated indemnity plans for the Successor Period and the Predecessor Period and a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in fiscal 2010. The rate of increase is assumed to decline gradually to 4.5%. For the health maintenance organization plans, a 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the Successor Period and the Predecessor Period and a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed in fiscal 2010. The rate of increase is assumed to decline gradually to 4.5%. A 5.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the dental and vision plans for the Successor Period, the Predecessor Period and fiscal 2010.

Sensitivity of Assumptions. If we assumed a 100 basis point change in the following assumptions, our projected benefit obligation and expense for the Successor Period and the Predecessor Period combined would increase (decrease) by the following amounts (in millions):

	+100 Basis Points	-100 Basis Points
Pension benefits
Discount rate used in determining projected benefit obligation	$(34.3)	$40.2
Discount rate used in determining net pension expense	(2.2)	2.5
Long-term rate of return on assets used in determining net pension expense	(4.0)	4.0
Other benefits
Discount rate used in determining projected benefit obligation	(17.2)	21.4

An increase in the assumed health care cost trend of 100 basis points in each year would increase the postretirement benefit obligation at May 1, 2011 by $19.2 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the Successor Period and the Predecessor Period combined by $1.8 million. A decrease in the assumed health care cost trend of 100 basis points would decrease the postretirement benefit obligation at May 1, 2011 by $15.8 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the Successor Period and the Predecessor Period combined by $1.4 million.

Future Expense. During the three months ended July 31, 2011, we recognized expense for our qualified DB plan of $1.0 million and other benefits expense of $2.5 million. Our remaining fiscal 2012 pension expense for our qualified DB plan is currently estimated to be approximately $2.9 million and other benefits expense is currently estimated to be approximately $7.4 million. Our actual future pension and other benefit expense amounts may vary depending upon the accuracy of our original assumptions and future assumptions.

Stock Compensation Expense

We believe an effective way to align the interests of certain employees with those of our equity stakeholders is through employee stock-based incentives. Stock options are stock incentives in which employees benefit to the extent that the stock price for the stock underlying the option exceeds the strike price of the stock option before expiration. A stock option is the right to purchase a share of common stock at a predetermined exercise price. Restricted stock incentives are stock incentives in which employees receive shares of common stock or the right to own shares of common stock and generally do not require the employee to pay a purchase price or exercise price. Restricted stock incentives include restricted stock, restricted stock units, performance share units and performance accelerated restricted stock units. We follow the fair value method of accounting for stock-based compensation, under which employee stock option grants and other stock-based compensation are expensed over the vesting period, based on the fair value at the time the stock-based compensation is granted.

Pre-Merger Stock Compensation

Prior to the Merger, we typically issued two types of employee stock-based incentives: stock options and restricted stock incentives.

For the stock options that we granted prior to the Merger, the employee’s exercise price was equivalent to DMFC’s stock price on the date of the grant (as set forth in our prior stock incentive plan). Typically, employees vested in stock options in equal annual installments over a four-year period and such options generally had a ten-year term until expiration.

Restricted stock units vested over a period of time. Performance share units vested at predetermined points in time if certain corporate performance goals were achieved or were forfeited if such goals were not met. Performance accelerated restricted stock units vested at a point in time, which may have been accelerated if certain stock performance measures were achieved.

Stock-based awards outstanding prior to the Merger vested in full in connection with the Merger and were converted to either immediate cash payments or fully vested new options to purchase common stock of Parent.

The fair value of stock options granted for the Predecessor Period was $7.6 million.

Our Pre-Merger Stock Option Assumptions. We measured stock option expense for service-based options at the date of grant using the Black-Scholes valuation model. This model estimates the fair value of the options based on a number of assumptions, such as interest rates, employee exercises, the current price and expected volatility of common stock and expected dividends.

The following table presents the weighted-average valuation assumptions used for the recognition of stock option expense for stock options granted during the Predecessor Period, fiscal 2010 and fiscal 2009:

	Predecessor
	May 3, 2010 through March 7, 2011	Fiscal Year
		2010	2009
Expected life (in years)	6.0	6.0	6.1
Expected volatility	29.4%	28.5%	26.4%
Risk-free interest rate	1.7%	2.7%	3.2%
Dividend yield	2.4%	2.6%	1.8%
Weighted average exercise price	$12.64	$11.37	$7.90
Weighted average option value	$2.90	$2.69	$2.04

Valuation of Restricted Stock Incentives. The fair value of restricted stock units was calculated by multiplying the average of the high and low price of DMFC’s common stock on the date of grant by the number of shares granted. The fair value of performance share units was determined based on a model that considered the estimated probability of possible outcomes. For stock awards that were not credited with dividends during the vesting period, the fair value of the stock award was reduced by the present value of the expected dividend stream during the vesting period.

Post-Merger Stock Compensation

Subsequent to the Merger, Parent has issued to certain of our executive officers and other employees service-based and performance-based stock options and restricted common stock. Service-based stock options vest in equal annual installments over a five-year period and generally have a ten-year term until expiration. Performance-based stock options vest only if certain pre-determined performance criteria are met and also have a ten-year term. Certain shares of restricted common stock vested immediately, while certain other shares vest in equal annual installments over a three-year period.

Our Post-Merger Stock Option Assumptions. We measure stock option expense for service-based options at the date of grant using the Black-Scholes valuation model. This model estimates the fair value of the options based on a number of assumptions, such as interest rates, employee exercises, the current price and expected volatility of common stock and expected dividends. Not including rollover options which have no service requirement, the fair value of service-based stock options granted for the Successor Period was $7.6 million. The following table presents the weighted-average valuation assumptions used for the recognition of stock option expense for stock options granted during the Successor Period:

Successor
March 8, 2011 through May 1, 2011
Expected life (in years)	6.5
Expected volatility	45.0%
Risk-free interest rate	2.8%
Dividend yield	0.0%
Weighted average exercise price	$5.00
Weighted average option value	$2.42

The fair value of service-based stock options granted during the three months ended July 31, 2011 was $8.0 million. The following table presents the weighted-average valuation assumptions used for the recognition of stock option expense for stock options granted during the three months ended July 31, 2011:

Successor
Three Months Ended July 31, 2011
Expected life (in years)	6.5
Expected volatility	45.0%
Risk-free interest rate	2.1%
Dividend yield	0.0%
Weighted average exercise price	$6.32
Weighted average option value	$2.11

Sensitivity of Assumptions (1). Regarding options granted subsequent to the Merger, if we assumed a 100 basis point change in the following assumptions or a one-year change in the expected life, the value of a newly granted hypothetical stock option would increase (decrease) by the following percentages:

	+100 Basis Points	-100 Basis Points
Expected life	6.8%	(7.6)%
Expected volatility	1.6%	(1.6)%
Risk-free interest rate	3.7%	(3.8)%
Dividend yield	(9.8)%	NA

(1)	Sensitivity to changes in assumptions was determined using the Black-Scholes valuation model with the following assumptions: stock price and exercise price equal to the fair value on March 8, 2011, expected life of six and a half years, risk-free interest rate based on the average of the rate for five-year and seven-year Treasury constant maturity bonds, average stock volatility used during the Successor Period, and expected dividend yield of 0.0%.

Valuation of Performance-based Options. The fair value of performance-based stock options granted for the Successor Period was $4.4 million, and was determined based on an option pricing model. Key inputs are an expected life of 7.5 years, expected volatility of 40%, and a risk-free rate of 2.22%. The weighted-average fair value of performance-based options granted during the three months ended July 31, 2011 was $1.29 and was determined based on an option pricing model. Weighted-average key inputs are an expected life of 7.5 years, expected volatility of 40%, and a risk-free rate of 2.04%.

Valuation of Restricted Common Stock. The fair value of restricted common stock was calculated by multiplying the price of Parent’s common stock on the date of grant by the number of shares granted.

Retained-Insurance Liabilities

Our business exposes us to the risk of liabilities arising out of our operations. For example, liabilities may arise out of claims of employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We manage these risks through various insurance contracts from third-party insurance carriers. We, however, retain an insurance risk for the deductible portion of each claim. For example, the deductible under our loss-sensitive worker’s compensation insurance policy is up to $0.5 million per claim. A third-party actuary is engaged to assist us in estimating the ultimate costs of certain retained insurance risks. Actuarial determination of our estimated retained-insurance liability is based upon the following factors:

•	Losses which have been reported and incurred by us;

•	Losses which we have knowledge of but have not yet been reported to us;

•	Losses which we have no knowledge of but are projected based on historical information from both our Company and our industry; and

•	The projected costs to resolve these estimated losses.

Our estimate of retained-insurance liabilities is subject to change as new events or circumstances develop which might materially impact the ultimate cost to settle these losses. During the Successor Period and Predecessor Period combined we reduced our estimate of retained-insurance liabilities related to prior year by approximately $2.0 million primarily as a result of favorable claims history. During fiscal 2010 we increased our estimate of retained-insurance liabilities related to prior year by approximately $3.4 million primarily as a result of the escalation in healthcare costs on open prior year claims. This increase was partially offset by a $1.1 million reduction in retained insurance liabilities related to prior years as a result of the early closure of a claim. During the three months ended July 31, 2011 and August 1, 2010, we experienced no significant adjustments to our estimates.

Quantitative and Qualitative Disclosures about Market Risk

We have a risk management program that was adopted with the objective of minimizing our exposure to changes in interest rates, commodity, transportation and other prices and foreign currency exchange rates. We do not trade or use instruments with the objective of earning financial gains on price fluctuations alone or use instruments where there are not underlying exposures. We believe that the use of derivative instruments to manage risk is in our best interest. Subsequent to the Merger, we made a policy decision to no longer seek hedge accounting for our derivative contracts. As of July 31, 2011 and May 1, 2011 all of our derivative contracts were economic hedges.

During the three months ended July 31, 2011 and the twelve months ended May 1, 2011, we were primarily exposed to the risk of loss resulting from adverse changes in interest rates, commodity and other prices and foreign currency exchange rates.

Interest Rates. Our debt primarily consists of floating rate term loans and fixed rate notes. We also use our floating rate revolver primarily to fund seasonal working capital needs and other uses of cash. Interest expense on our floating rate debt is typically calculated based on a fixed spread over a reference rate, such as LIBOR (also known as the Eurodollar rate). Therefore, fluctuations in market interest rates will cause interest expense increases or decreases on a given amount of floating rate debt.

From time to time, we manage a portion of our interest rate risk related to floating rate debt by entering into interest rate swaps in which we receive floating rate payments and make fixed rate payments. On April 12, 2011, we entered into interest rate swaps with a total notional amount of $900.0 million, as the fixed rate payer. The interest rate swaps fix LIBOR at 3.029% for the term of the swaps. The swaps have an effective date of September 4, 2012 and a maturity date of September 1, 2015. On August 13, 2010, we entered into an interest rate swap, with a notional amount of $300.0 million, as the fixed rate payer. The interest rate swap fixes LIBOR at 1.368% for the term of the swap. The swap has an effective date of February 1, 2011 and a maturity date of February 3, 2014.

During the three months ended July 31, 2011, the interest rate swaps had an impact of $29.1 million on other (income) expense and the fair value of the Company’s interest rate swaps was recorded as a current liability of $3.0 million and a non-current liability of $42.5 million at July 31, 2011. The interest rate swaps had an impact of $16.9 million on other (income) expense for the period from March 8, 2011 through May 1, 2011 and an impact of $0.3 million on interest expense for the period from May 3, 2010 through March 7, 2011. The fair value of the Company’s interest rate swaps was recorded as a current liability of $3.2 million and a non-current liability of $14.0 million at May 1, 2011.

Assuming average floating rate loans for a one year period equal to outstanding floating rate term loans at May 1, 2011 and average revolver borrowings during the year, a hypothetical one percentage point increase in interest rates would increase interest expense by approximately $24.6 million annually.

Commodities. Certain commodities such as soybean meal, corn, wheat, soybean oil, diesel fuel and natural gas (collectively, “commodity contracts”) are used in the production or transportation of our products. As part of our commodity risk management activities, we use derivative financial instruments, primarily futures, swaps, options and swaptions (an option on a swap), to reduce the effect of changing prices and as a mechanism to procure the underlying commodity where applicable. We accounted for these commodities derivatives as either economic or cash flow hedges. Changes in the value of economic hedges are recorded directly in earnings. For cash flow hedges, the effective portion of derivative gains and losses was deferred in equity (pre-Merger) and recognized as part of cost of products sold in the appropriate period and the ineffective portion was recognized as other (income) expense.

On July 31, 2011, the fair values of our commodities hedges were recorded as current assets of $6.1 million and current liabilities of $3.1 million. On May 1, 2011, the fair values of our commodities hedges were recorded as current assets of $8.0 million and current liabilities of $2.2 million. On May 2, 2010, the fair values of our commodities hedges were recorded as current assets of $11.1 million and current liabilities of $2.5 million.

The sensitivity analyses presented below (in millions) reflect potential losses of fair value resulting from hypothetical changes in market prices related to commodities. Sensitivity analyses do not consider the actions we may take to mitigate our exposure to changes, nor do they consider the effects such hypothetical adverse changes may have on overall economic activity. Actual changes in market prices may differ from hypothetical changes.

	Successor		Predecessor
	July 31, 2011	May 1, 2011	May 2, 2010
Effect of a hypothetical 10% change in fair value Commodity contracts	$3.3	$4.7	$13.9

Foreign Currency. We manage our exposure to fluctuations in foreign currency exchange rates by entering into forward contracts to cover a portion of our projected expenditures paid in local currency. We accounted for these contracts as either economic hedges or cash flow hedges. Changes in the value of the economic hedges are recorded directly in earnings. For cash flow hedges, the effective portion of derivative gains and losses was deferred in equity (pre-Merger) and recognized as part of cost of products sold in the appropriate period and the ineffective portion was recognized as other (income) expense.

The table below (in millions) presents our foreign currency derivative contracts as of July 31, 2011, May 1, 2011 and May 2, 2010. All of the foreign currency derivative contracts held on July 31, 2011 and May 1, 2011 are scheduled to mature prior to the end of fiscal 2012.

	Successor		Predecessor
	July 31, 2011	May 1, 2011	May 2, 2010
Contract amount (Mexican pesos)	$14.8	$20.0	$22.5
Contract amount ($CAD)	$11.0	$15.3	$29.0

A summary of the fair value and the market risk associated with a hypothetical 10% adverse change in foreign currency exchange rates on our foreign currency hedges is as follows (in millions):

	Successor		Predecessor
	July 31, 2011	May 1, 2011	May 2, 2010
Fair value of foreign currency contracts, net asset	$1.4	$2.0	$4.0
Potential net loss in fair value of a hypothetical 10% adverse change in currency exchange rates	(2.8)	(3.8)	(5.4)

BUSINESS

Overview

Del Monte Corporation (“DMC,” previously a subsidiary of, and the successor to, Del Monte Foods Company (“DMFC”)) with its consolidated subsidiaries, is one of the country’s largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market, generating $3.7 billion in net sales for the twelve months ended May 1, 2011. Unless the context otherwise requires, “we,” “our,” “us,” “Del Monte” and the “Company” refer to (i) DMFC and its consolidated subsidiaries, including DMC, prior to the merger of DMFC and DMC described below, and (ii) DMC and its consolidated subsidiaries following such merger. Our pet food and pet snacks brands include Meow Mix, Kibbles ‘n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature’s Recipe, Canine Carry Outs, Milo’s Kitchen and other brand names and our leading food brands include Del Monte, Contadina, S&W, College Inn and other brand names. We also produce and distribute private label pet products and food products. Our products are sold nationwide, in all channels serving retail markets, as well as to the U.S. military, certain export markets, the foodservice industry and other food processors. At May 1, 2011, our principal facilities consisted of 17 production facilities and 9 distribution centers in the United States, as well as two production facilities in Mexico and one production facility in Venezuela.

We sell our products in the U.S. retail dry grocery market and produce sections, primarily through grocery chains, club stores, supercenters and mass merchandisers. We believe we have developed strong relationships with our customers over the long term that provide a solid base for our business.

History of Del Monte Corporation

Our predecessor was originally incorporated in 1916 and was a publicly traded company until its acquisition in 1979 by the predecessor of RJR Nabisco, Inc. From 1979 to 1999, our predecessor’s business went through a number of ownership changes and divestitures. In February 1999, DMFC became a publicly traded company and was listed on the New York Stock Exchange under the symbol “DLM.” DMFC remained a publicly traded company until March 2011 (see description of the “Merger” below).

From 1997 to 2001, we completed several acquisitions, including: in 1997, the acquisition of assets comprising Nestle USA, Inc.’s U.S. business of manufacturing and marketing certain processed tomato products and the rights to Contadina processed tomato products; in 1998, the rights to the Del Monte brand in South America from Nabisco, Inc. and Nabisco’s processed vegetable and tomato business in Venezuela; in 2000, the rights to the SunFresh brand citrus and tropical fruits line of the UniMark Group. Inc.; and in 2001, the inventory and rights to the brand name of the S&W business from Tri Valley Growers, an agricultural cooperative association, which included processed fruits, tomatoes, vegetables, beans and specialty sauces.

On December 20, 2002, we acquired certain businesses from H.J. Heinz Company (the “2002 Merger”), including their U.S. and Canadian pet food and pet snacks, North American tuna, U.S. retail private label soup and U.S. infant feeding businesses (the “2002 Acquired Businesses”). The 2002 Acquired Businesses included brand names such as StarKist, College Inn, 9Lives, Kibbles ‘n Bits, Pup-Peroni, Snausages and Pounce.

In fiscal 2004, we sold the IVD, Medi-Cal and Techni-Cal brands we acquired from Heinz. In fiscal 2005, we acquired fruit packing operations, located in Mexico, and related assets.

On April 24, 2006, we sold certain assets and liabilities related to our private label soup, infant feeding and food service soup businesses to TreeHouse Foods, Inc.

On May 19, 2006, we completed the acquisition of Meow Mix Holdings, Inc. and its subsidiaries (“Meow Mix”), the maker of Meow Mix brand cat food and Alley Cat brand cat food. Effective July 2, 2006, we completed the acquisition of certain pet product assets, including the Milk-Bone brand (“Milk-Bone”), from Kraft Foods Global, Inc.

On October 6, 2008, we (i) sold all of the outstanding stock of Galapesca S.A., Panapesca Fishing, Inc. and Marine Trading Pacific, Inc., (ii) caused Star-Kist Samoa, Inc. to be merged with and into a subsidiary of the purchaser and (iii) sold certain assets that are primarily related to the business of manufacturing, marketing, selling and distributing StarKist brand products and private label seafood products (such business, the “StarKist Seafood Business”). See “Note 1. Business and Basis of Presentation” to our audited consolidated financial statements contained elsewhere in this prospectus for more information regarding this divestiture.

On March 8, 2011, we were acquired by an investor group led by funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Vestar Capital Partners (“Vestar”) and Centerview Capital, L.P. (“Centerview” and, together with KKR and Vestar, the “Sponsors”). Under the terms of an agreement and plan of merger, dated November 24, 2010, between Blue Acquisition Group, Inc. (“Parent”), Blue Merger Sub Inc. (“Blue Sub”) and DMFC (the “Merger Agreement”), Blue Sub merged with and into DMFC, with DMFC being the surviving corporation (the “Merger”). As a result of the Merger, DMFC became a wholly-owned subsidiary of Parent.

On April 26, 2011, DMFC merged with and into DMC, with DMC being the surviving corporation. As a result, DMC became a direct wholly-owned subsidiary of Parent.

DMC was incorporated in Delaware in June 2002 under the name SKF Foods, Inc. Del Monte maintains its principal executive office at One Maritime Plaza, San Francisco, CA 94111. Del Monte’s telephone number is (415) 247-3000 and our website is www.delmontefoods.com. The information on our website is not a part of this prospectus and our website address is included as an inactive textual reference only.

Our periodic and current reports, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

The Industry

Overall. The United States consumer packaged goods industry is generally characterized by relatively stable growth, based on modest price and population increases. Companies are facing challenges due to the current competitive promotional environment and the reduced capability to price to cover costs and maintain margins, as well as the need to differentiate their products through innovation to drive growth. However, we believe that the long-term fundamentals for the overall consumer packaged goods industry are favorable, particularly for branded manufacturers with an ability to innovate based on consumer insights through strong, well-known brands, to effectively price and to successfully manage relationships with customers who are industry leaders. While overall consumption growth is expected to be stable, we believe that certain categories that best meet consumer needs, such as pet snacks and dry pet food, offer opportunities for higher margins and/or higher growth.

Our categories are affected by consumer behavioral changes in shopping and consumption, which may be impacted by economic conditions. We believe both the pet and consumer categories reflected the current challenging economic environment with an increased focus on value-oriented products.

Over the last decade, we have seen consumers migrate away from the grocery channel to value channels. As a result, discounters, clubs and outlets have grown; private label has grown; and, we believe, even affluent consumers are becoming value shoppers. The “humanization” of pets continues to be a key driving factor in the growth of the pet market. The growing importance of pets as part of the family, increased rates of value-added new pet product entries and increased prices have contributed to significant growth in this category.

We face substantial competition throughout our product lines from numerous well-established businesses operating globally, nationally or regionally with single or multiple branded product lines. We also face competition from private label manufacturers that compete for consumer preference, distribution, shelf space and merchandising support. We generally compete based upon our brand recognition and loyalty, product and packaging, quality and innovation, taste, nutrition, breadth of our product line, price and convenience.

Consumer packaged goods producers have been impacted by two key trends affecting their retail customers: cost pressures and competitive pressures. Retailers are rationalizing costs in an effort to improve profitability, including efforts to reduce inventory levels, increase supply-chain efficiency and decrease working capital requirements. In addition, more traditional grocers have experienced increasing competition from club stores, supercenters and mass merchandisers, which generally offer every-day low prices. Retailer customers generally offer a private label store brand in addition to offering the number one and number two national or regional brands in different product categories. Sustaining strong relationships with retailers has become a critical success factor for food companies.

The market share data presented below are estimates based on Nielsen Grocery Scanner and Nielsen Household Panel data and include all major retail channels (which are grocery, Walmart, club stores, dollar stores and pet specialty stores). References to trends for the categories in which we compete are based on internal estimates calculated from data obtained through Nielsen Grocery Scanner and Nielsen Household Panel data and are intended to reflect estimates for all major retail channels.

Pet Products. Our Pet Products participate in a market with stable annual retail sales of approximately $18 billion. The categories in which we compete are dry and wet dog food, dry and wet cat food, dog snacks and cat snacks. We believe that growth in the dry pet food and snacks categories will continue to be fueled by pricing, as well as higher consumer spending on more premium products due to the heightened importance of pets as part of the family and growth in the pet population. Over half of all American households own a dog or a cat. The Pet Products market in which we compete is divided primarily among a small number of large, multi-national manufacturers.

Consumer Products. Our Consumer Products participate in a market of approximately $7 billion of retail sales annually. The categories in which we compete are processed fruit, vegetables, tomatoes and broth. We believe that our categories will continue to be stable, declining modestly in terms of volume, but growing over the prior year in terms of dollars, driven by category pricing. In fiscal 2011, on a volume basis, the fruit category was down approximately 4%, the vegetable category was flat and the tomato category was down approximately 1%. We believe our categories are well-positioned to benefit from the growing importance of adding fruits and vegetables to our consumers’ diet. Private label products as a group represented 32.8%, 46.8% and 40.7% of sales in the processed fruit, vegetable and tomato categories in which we compete, respectively, in fiscal 2011.

Reportable Segments

We have the following reportable segments:

•	The Pet Products segment includes the Pet Products operating segment, which manufactures, markets and sells branded and private label dry and wet pet food and pet snacks.

•

The Consumer Products segment includes the Consumer Products operating segment, which manufactures, markets and sells branded and private label shelf-stable products, including fruit, vegetable, tomato and broth products.

For financial information by segment, refer to “Note 15. Segment Information” to our audited consolidated financial statements and “Note 14. Segment Information” to our interim financial statements contained elsewhere in this prospectus.

Company Products

Pet Products. Our pet products represent some of the leading pet food and pet snacks brands in the United States, with a strong presence in most major product categories. Our pet products portfolio includes well-recognized national brands such as Meow Mix, Kibbles ‘n Bits, Milk-Bone, 9Lives and Pup-Peroni, as well as private label products. We compete in the dry and wet dog food categories, with market shares of 7.5% and 2.9%

in fiscal 2011, respectively; the dry and wet cat food categories, with market shares of 21.7% and 12.1%, respectively; and the dog snack category (excluding rawhide), with a market share of 29.9%, in fiscal 2011. We also compete in the cat treats category, with a market share of 6.8% in fiscal 2011.

The products in the pet foods categories are primarily marketed under nationally recognized brands. Meow Mix cat food is associated by consumers with ingredient driven indulgence that “cats ask for by name” and 9Lives cat food is associated by consumers with the widely recognizable icon Morris the cat. Kibbles ‘n Bits dog food is comprised of crunchy, moist and meaty pieces. In fiscal 2011, we continued to invest in marketing behind our core brands. This marketing investment related primarily to Milk-Bone dog snacks, Kibbles ‘n Bits dog food, Meow Mix cat food and Pup-Peroni dog snacks. In January 2011, we invested in the launch of Kibbles n’ Bits Bistro Meals with a fully integrated marketing campaign that developed distribution and drove consumers to try the product.

Our pet snacks portfolio includes strong brands in one of the fastest growing categories of the pet food industry. We have a diverse and expanding pet snack product portfolio, including brands such as Milk-Bone and Pup-Peroni. Milk-Bone dog snacks include biscuits, which are differentiated on the basis of premium ingredients and the brand’s longstanding health and wellness positioning, and soft and chewy snacks. Pup-Peroni dog snacks are soft and chewy snacks. Our pet snacks businesses also include the well-established brands Canine Carry Outs, Snausages, Meaty Bone, Pounce and Jerky Treats. In 2011, we launched a new snack brand, Milo’s Kitchen, which will focus on the emerging consumer demand for real ingredient pet snacks. In 2011, we also introduced Milk-Bone Mini’s and Milk-Bone Healthy Favorites.

We compete in the pet food and pet snacks categories primarily based on brand recognition, taste, nutrition, variety and value. We face competition from branded pet food and pet snack products manufactured by companies such as Nestle-Purina, Mars, Colgate and Procter & Gamble. In addition, we face competition from private label pet food and pet snack products manufactured by companies such as Simmons and Mars.

Consumer Products. In our Consumer Products segment, we sell products under the Del Monte, Contadina, S&W and College Inn brand names, as well as private label products to key customers. We are one of the largest marketers of processed fruit, vegetables and tomatoes in the United States, with market shares of 31.1%, 25.9% and 14.3% in fiscal 2011, respectively. Our fruit, vegetable and tomato products are in mature categories, characterized by high household penetration. Our fruit category includes packaged produce products. Due to our strong brand awareness and other factors, we are able to price our fruit, vegetable and tomato products at a premium compared to private label products. College Inn broth products accounted for 11.7% of the total broth category in fiscal 2011 and was the second largest branded broth product in the U.S. Our fruit, vegetable, tomato and broth products compete primarily on the basis of brand recognition, taste, variety, convenience and value. In fiscal 2011, we continued our new product innovations with the launches of Fruit Naturals Berries and Del Monte Fruit Cup No-Sugar-Added single serve fruit line extensions. Our competitors include branded and private label fruit, vegetable, tomato and broth processors. Our primary competitors include Dole, Seneca Foods and Pacific Coast Producers in the fruit category; General Mills and Seneca Foods in the vegetable category; Con Agra, Heinz and Unilever in the tomato category; and Campbell Soup and smaller regional brands in the broth category.

Sales and Marketing

We use a direct sales force and independent food brokers to sell our products to our customers in different channels. A direct sales force is used for most of our sales to grocery, club store, supercenter and mass merchandiser customers. We use a combination of a direct sales force and some food brokers for other channels such as pet specialty, dollar stores, drug stores, convenience stores, military, foodservice, food ingredients and private label. These brokers are paid commissions based on a percentage of sales. Our sales of pet products in Canada and our College Inn foodservice sales in the United States are performed by Heinz through agency agreements. Within the grocery channel and certain other channels, we manage retail in-store conditions through our primary broker and generally pay a flat fee for this retail coverage.

We believe that a focused and consistent marketing strategy is critical to the growth of our brands, and we have maintained our investment in our brands, including marketing and trade spending, at competitive levels. Our marketing function oversees new product development, pricing strategy, advertising, publicity, consumer promotion and package design. Collectively, our marketing programs are designed to strengthen our brand equities, generate awareness of new items and stimulate trial among our target consumers. We also partner with our customers to develop trade promotion programs which deliver merchandising and price promotions to our consumers.

Foreign Sales and Operations

Revenues from Foreign Countries

Our foreign sales are consummated either through local operations or through brokers, distributors, U.S. exporters, direct sales force or licensees for foreign destinations. For financial information regarding foreign sales, refer to “Note 15. Segment Information” to our audited consolidated financial statements contained elsewhere in this prospectus.

Foreign Operations

We have subsidiaries located in Canada, Mexico, Venezuela, Colombia, Ecuador and Peru.

To supply sales of products in the South American market, we operate a food processing plant in Venezuela and we purchase raw product, primarily vegetables, from approximately 18 growers in Venezuela. In addition we purchase tomato paste, frozen vegetables and fruit pulps from five suppliers in Chile and dried beans from two suppliers in the United States. We also use five co-packers located in Chile, the Philippines and Belgium to provide products sold in South America.

Products produced in Mexico are sold primarily in the United States. We operate two fruit processing plants in Mexico, and we buy fruits from about 400 growers in Mexico, Canada, the United States, Argentina, Chile and the Philippines to supply these plants.

See “Risk Factors—Risks Relating to Our Business—Risk associated with foreign operations, including changes in import/export duties, wage rates, political or economic climates, or exchange rates, may adversely affect our operations.”

Geographic Location of Fixed Assets

Our fixed assets are primarily located in the United States, with $37.1 million, or 5.1% of our total net fixed assets located in foreign countries at May 1, 2011.

Customers

Most food retailers in the U.S. carry our products, and we have developed strong relationships over the long term with the majority of significant participants in the retail grocery trade.

On a consolidated basis for the twelve months ended May 1, 2011, sales to one customer, Walmart, represented approximately 34% of our overall list sales, which approximates our gross sales, and an even higher percentage of sales of our Pet Products business. Walmart, which includes Walmart’s stores and supercenters along with SAM’S CLUB, is also the most significant customer of each of our reportable segments, with sales to Walmart representing in excess of 20% of list sales in each of our segments. In addition, our top 10 customers represented approximately 63% of our list sales for the twelve months ended May 1, 2011. During the three months ended July 31, 2011, Walmart represented approximately 35% of our overall list sales and an even higher percentage of sales of our Pet Products business, and our ten largest customers represented approximately 64% of our overall list sales.

Our sales teams work with our customers to promote the resale of our products in their stores. These efforts include working with customers in the areas of merchandising, product assortment and distribution and shelving. Our customers provide us with purchase orders as they desire product and we fill these orders based on generally standard terms of sale. Where we provide private label products for our customers, we typically supply those customers on a purchase order basis as well. These purchase orders could be on a stand-alone basis, or issued under a master agreement that sets forth matters such as payment and delivery terms. Our arrangements with our largest customer, Walmart, operate in generally the same fashion as those with our other customers and on overall similar terms.

Supply

The cost of raw materials may fluctuate due to demand, weather conditions, governmental regulations, crop yields, economic climate, seasonal factors, exchange rates or other circumstances. Raw materials reflect only a portion of our cost of goods sold. See “Risk Factors—Risks Relating to Our Business—The inputs, commodities, ingredients and other raw materials that we require are subject to price increases and shortages that could adversely affect our results of operations” and “—Adverse weather conditions (caused by climate change or otherwise), natural disasters, pestilences and other natural conditions can affect crops and other inputs, which can adversely affect our operations and our results of operations.”

Pet Products

We purchase certain commodities such as soybean meal, corn and wheat. For these commodities, we maintain a hedging program designed to limit the price volatility associated with anticipated commodity purchases. Coverage of these hedges may range up to 24 months of projected production requirements. See “Risk Factors—Risks Relating to Our Business—If our assessments and assumptions about commodity prices, as well as ingredient and other prices and interest and currency exchange rates, prove to be incorrect in connection with our hedging or forward-buy efforts or planning cycles, our costs may be greater than anticipated and our financial results could be adversely affected. Volatility in interest rates, commodities and other hedged items will impact our results of operations.” We generally purchase meat, meat by-products (including fats and oils), vitamins/flavorings, flour and other ingredients through supply agreements or on the open market.

Consumer Products

We manufacture our products from a wide variety of raw materials. For the Consumer Products operating segment, each year, we buy over 1.1 million tons of fresh fruit, vegetables and tomatoes from individual growers, farmers and cooperatives located primarily in the United States. Our fruit supply contracts range from one to ten years. Fruit prices are generally negotiated with grower associations annually. We purchase raw product from approximately 500 fruit growers located in California, Oregon and Washington. Yellow cling peaches are contracted by the acre, while contracts for other fruits require delivery of specified quantities each year. Our vegetable supply contracts are for a one-year term and require delivery from contracted acreage with specified quality. Vegetable prices are negotiated annually. We purchase raw product from over 500 vegetable growers located primarily in Wisconsin, Illinois, Minnesota, Washington and Texas. We purchase raw tomatoes from approximately 20 tomato growers located in California, where approximately 95% of domestic tomatoes for processing are grown. Tomato prices are generally negotiated with grower associations and are reset each year. We actively participate in agricultural management, agricultural practices, quality control and compliance with pesticide/herbicide regulations. Other ingredients, including sugar and sweeteners, spices, proteins, grains, flour, and certain other fruits and vegetables are generally purchased through annual supply agreements or on the open market.

We maintain long-term relationships with growers to help ensure a consistent supply of raw fruit, vegetables and tomatoes. We own virtually no agricultural land.

Cans and Ends

We have long-term supply agreements with two suppliers covering the purchase of metal cans and ends. Our agreement with Impress Holdings, B.V. (“Impress”) was amended and restated January 23, 2008 and, as described in “Note 4. Discontinued Operations” to our audited consolidated financial statements contained elsewhere in this prospectus, this agreement was bifurcated in connection with the sale of the StarKist Seafood Business in October 2008. Currently, our agreement grants Impress the exclusive right, subject to certain specified exceptions and qualifications, to supply metal cans and ends for our pet products. The agreement included certain minimum volume purchase requirements and guaranteed a certain minimum financial return to Impress until August 13, 2010. As of May 1, 2011, we have committed to make purchases of approximately $14.0 million in fiscal 2012. The Impress agreement expires December 31, 2015.

We currently are a party to a supply agreement, effective as of January 1, 2010, with Silgan Containers LLC (“Silgan”) which relates to Silgan’s provision of metal cans and ends used for our fruit, vegetable, tomato and broth products. Under the agreement and subject to certain specified exceptions and qualifications, we must purchase all of our United States metal food and beverage container requirements for our fruit, vegetable, tomato and broth products from Silgan. As of May 1, 2011, we have committed to make purchases of approximately $41.1 million in fiscal 2012. The Silgan agreement expires December 31, 2021.

Pricing under the Impress agreement and the Silgan agreement is adjusted up to twice a year to reflect changes in metal costs and annually to reflect changes in the costs of manufacturing.

Production and Distribution

Production

Pet Products. At the end of fiscal 2011, our pet products were primarily manufactured in five of our production facilities located in the U.S. We also use eight co-packers and nine re-packers located within the U.S., China and Thailand to supplement production capacity. Our facility in Bloomsburg, PA, produces a variety of dry dog and cat products and the majority of our canned pet product requirements. In Lawrence, KS, we pack the majority of our dry Kibbles ‘n Bits products in a variety of sizes and package types. Our Topeka, KS facility produces the majority of our soft and chewy pet snacks in a wide range of packages. In addition, our Topeka factory produces a wide variety of dry dog and cat products. Our facility in Decatur, AL produces a variety of dry dog and cat products and our facility in Buffalo, NY produces Milk-Bone dog snacks. Our pet food facilities supply pet products for both the U.S. and Canadian markets. We also have a co-pack agreement to source all of our Pup-Peroni pet snacks from one co-packer located in Utah.

Consumer Products. We operate 15 production facilities for our Consumer Products segment in the U.S., Mexico and Venezuela. See “—Properties” for a listing of our principal production facilities. Our fruit plants are located in California and Washington, most of our vegetable plants are located in the Midwest and our tomato plants are located in California and Indiana. A significant portion of our Consumer Products operating segment has a seasonal production cycle that generally runs between the months of June and October. Most of our seasonal plants operate at or close to full capacity during the packing season. This seasonal production primarily relates to the majority of our fruit, vegetable and tomato products, while some of our fruit and tomato products and our College Inn broth products are produced throughout the year.

Our Consumer Products operating segment uses 15 co-packers and 5 re-packers located in the U.S. and foreign locations, in addition to our own production facilities. Co-packers are used for broth, pineapple, tropical fruit salad, mandarin oranges, asparagus and certain other products. We have a supply agreement to source the majority of our pineapple requirements from GTL Limited (formerly Del Monte Philippines, Inc.), an unaffiliated company. We also periodically use co-packers to supplement supplies of certain fruit, vegetable and tomato products.

Distribution

Customers can order products to be delivered via third-party trucking, on a customer pickup basis or by rail. Distribution centers provide casing, labeling and special packaging and other services. From time to time we evaluate our distribution center network and, accordingly, may make changes to our network. See “—Properties” for a listing of the principal distribution centers owned or leased by us. In addition, our distribution network includes third-party distribution centers. See “Risk Factors—Risks Relating to Our Business—We rely upon a number of third parties to manage or provide distribution centers for our products. Failures by these third parties could adversely affect our business.”

Research and Development

Our research and development organization provides product, packaging and process development. For the twelve months ended May 1, 2011 and for fiscal 2010 and fiscal 2009, research and development expenditures were $30.2 million, $26.8 million and $23.7 million, respectively. We operate a research and development facility in Terminal Island, CA where we develop new products and product line extensions and research existing products related to pet food and pet snacks. We also maintain a research and development facility in Walnut Creek, CA, where we develop new products and product line extensions and conduct research in a number of areas related to our fruit, vegetable, tomato and broth products, including packaging, pest management, food science, environmental and engineering. These facilities employ scientists, engineers and researchers and are equipped with pilot shops and test kitchens.

Intellectual Property

We own a number of registered and unregistered trademarks for use in connection with various food and snack products, including:

•	Pet Products: Meow Mix, Kibbles ‘n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature’s Recipe, Canine Carry Outs, Snausages, Alley Cat, Meaty Bone, Pounce, Jerky Treats and Milo’s Kitchen.

•	Consumer Products: Del Monte, Contadina, S&W, College Inn, Del Monte Fruit Chillers, SunFresh, Fruit Naturals and Orchard Select.

Brand name recognition and the product quality associated with our brands are key factors in the success of our products. The current registrations of these trademarks in the United States and foreign countries are effective for varying periods of time, and may be renewed periodically, provided that we, as the registered owner, or our licensees where applicable, comply with all applicable renewal requirements including, where necessary, the continued use of the trademarks in connection with similar goods. We are not aware of any material challenge to our ownership of our major trademarks. Our registered and unregistered trademarks associated with the pet business relate primarily to North America and South America. With respect to our broth business, our trademarks relate primarily to the United States, Canada and Australia. We generally did not acquire trademark rights for the 2002 Acquired Businesses outside of the territories identified above. We may be restricted from selling products under the brands relating to the 2002 Acquired Businesses to the extent these trademark rights are owned by another party.

We have granted various perpetual, exclusive, royalty-free licenses for use of the Del Monte name and trademark, along with certain other trademarks, patents, copyrights and trade secrets to other companies or their affiliates. Licenses for the use of the Del Monte name and trademark are generally for use outside of the United States. For example, Kikkoman Corporation holds the rights to use Del Monte trademarks in Asia and the South Pacific (excluding the Philippines and the Indian Subcontinent); Fresh Del Monte Produce Inc. holds the rights to use the Del Monte name and trademark with respect to fresh fruit, vegetables and produce throughout the world (including the United States); and Fresh Del Monte Produce Inc., through its subsidiary Del Monte Foods

International, Inc. and its affiliates, holds the rights in Europe, Africa and the Middle East (including ownership rights for processed food products in South Africa). These companies are not affiliated with Del Monte. We have granted other licenses for the use of our trademarks both within and outside of the United States.

We retain the right to review the quality of the licensees’ products under each of our license agreements. We generally may inspect the licensees’ facilities for quality and may require the licensees to periodically submit samples to us for inspection. Licensees may grant sublicenses but all sublicensees are bound by these quality control standards and other terms of the license.

In addition to granting certain licenses, we have sold trademarks from time to time. During fiscal 2007, in addition to granting a license with respect to the S&W trademark for beans in the United States, we sold the rights to the S&W trademark in Australia and New Zealand. During fiscal 2008, we sold our remaining rights to the S&W trademark in all markets outside of North and South America.

We have granted various security and tangible interests in our trademarks and related trade names, copyrights, patents, trade secrets and other intellectual property to our creditors, in connection with our credit facilities, and to our licensees, to secure certain obligations of Del Monte under the license agreements.

As of May 1, 2011, we owned 27 issued U.S. patents covering food production and preservation methods, methods for manufacturing cans and ends, methods for sealing cans, animal foods and food processing equipment. These patents expire between 2011 and 2029 and cannot be renewed. Our patents are generally not material to our business.

We have developed a number of proprietary vegetable seed varieties, which we protect by restricting access and/or by the use of non-disclosure agreements. We cannot guarantee that these methods will be sufficient to protect the secrecy of our seed varieties. In addition, other companies may independently develop similar seed varieties. We have obtained U.S. plant variety protection certificates under the Plant Variety Protection Act on some of our proprietary seed varieties. Under a protection certificate, the breeder has the right, among other rights, to exclude others from offering or selling the variety or reproducing it in the United States. The protection afforded by a protection certificate generally runs for 20 years from the date of its filing and is not renewable.

Governmental Regulation; Environmental Compliance and Sustainability

As a manufacturer and marketer of food products, our operations are subject to extensive regulation by various federal government agencies, including the Food and Drug Administration, the United States Department of Agriculture, U.S. Customs and Border Protection, Environmental Protection Agency and the Federal Trade Commission (“FTC”), as well as state and local agencies, with respect to registrations, production processes, product attributes, packaging, labeling, storage and distribution. Under various statutes and regulations, these agencies prescribe requirements and establish standards for safety, purity, performance and labeling. Our products must comply with all applicable laws and regulations, including food and drug laws, of the jurisdictions in which they are manufactured and marketed, such as the Federal Food, Drug and Cosmetic Act of 1938, as amended, and the Federal Fair Packaging and Labeling Act of 1966, as amended. In addition, advertising of our products is subject to regulation by the FTC, and our operations are subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act. Our manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities. We seek to comply with all such laws and regulations and to obtain any necessary permits and licenses. We believe our facilities and practices are sufficient to maintain material compliance with current applicable governmental laws, regulations, permits and licenses. Nevertheless, we cannot guarantee that we are currently in compliance with all applicable laws, regulations, or requirements for permits or licenses nor that we will be able to comply with any future laws and regulations or requirements for necessary permits and licenses. Our failure to comply with applicable laws and regulations or obtain any necessary permits and licenses could subject us to civil remedies including fines, injunctions, recalls or seizures, as well as potential criminal sanctions. See “Risk Factors—Risks Relating to Our Business—Government regulation could increase our costs of production and increase legal and regulatory expenses.”

As a result of our agricultural, food processing and packaging activities, we are subject to numerous environmental laws and regulations. These laws and regulations govern the treatment, handling, storage and disposal of materials and waste and the remediation of contaminated properties. Violations or non-compliance with these laws and regulations could result in the imposition of fines or civil liability against us by governmental entities or private parties. We seek to comply with these laws and regulations. Outside the United States, we are also subject to applicable multi-national, national and local environmental laws and regulations in the host countries where we do business. We have programs across our international business operations designed to meet compliance with requirements in the environmental area. However, we cannot predict the extent to which the enforcement of any existing or future environmental law or regulation may affect our operations. Among the environmental matters currently affecting us are the following:

•

We have conducted groundwater remediation at our Stockton, CA property associated with petroleum hydrocarbon contamination that resulted from the operations of a prior owner of the property. We have completed remediation and have been advised that no further action is necessary by the Regional Water Quality Control Board.

•

We are investigating soil and groundwater contamination at our Decatur, AL property associated with the presence of dioxins that resulted from the operations of a prior owner of the property. This facility was acquired in May 2006 in the Meow Mix acquisition. In connection with our purchase accounting for the Meow Mix acquisition, reserves were established that we believe will be adequate to cover any liability that may result from this contamination.

•

We are performing soil and groundwater investigation and remediation and site restoration at our Terminal Island, CA property as part of the closure and demolition of a facility which was operated by a joint venture to which a former subsidiary was a party. We also expect to perform soil and groundwater investigation and remediation and site restoration at our Terminal Island, CA property as part of the closure and demolition of other facilities which were directly operated by a former subsidiary. We assumed these liabilities in connection with the 2002 Merger. We are consulting with the Port of Los Angeles, which owns the property where these facilities are located, regarding the nature and scope of the investigation, remediation and restoration to be performed. We believe that we have adequate reserves to cover any material liability that may result from these investigations and remediation.

•

A group of potentially responsible parties (the “PRP Group”) at the BKK landfill in Southern California has notified us that we are a potentially responsible party at the site and that we may be liable for the costs of environmental investigation and remediation. The PRP Group has incurred costs to perform maintenance and repair of the site and expects to investigate potential groundwater contamination in the future. We cannot at this time reasonably estimate the range of potential exposure at the site.

•

Governmental authorities and private claimants have notified us that we may be liable for environmental investigation and remediation costs at certain contaminated sites, including certain third-party sites at which we disposed of wastes. We may be liable for remediation costs at these sites as a result of alleged leaks, spills, releases or disposal of certain wastes or other substances at these sites. Based upon the information currently available, we do not expect that our liability for the remaining sites will be material. We may receive additional claims that we are potentially liable for environmental investigation and remediation costs at other sites in the future.

Our environmental expenditures in recent years have related to wastewater treatment systems, settlement of environmental litigation and remediation activities. We project that we will spend approximately $6.6 million in fiscal 2012 on capital projects and other expenditures in connection with environmental compliance for our existing businesses, primarily for compliance with wastewater treatment and remediation activities. We believe that our environmental matters for fiscal 2012 will not have a material adverse effect on our financial position or results of operations; however a number of factors may affect our environmental compliance costs or accruals.

See “Risk Factors—Risks Relating to Our Business—We are subject to environmental regulation and environmental risks, which may adversely affect our business. Climate change or concerns regarding climate change may increase environmental regulation and environmental risks.”

In addition to our environmental compliance efforts, we are engaged in a variety of sustainability activities, including initiatives designed to reduce our use of energy and resources and to reduce our waste. Sustainability is also an area of interest for certain of our customers and consumers and, particularly in light of concerns regarding climate change, may become an area of increased focus. Additionally, sustainability and environmental matters are areas of increased legislative focus. See “Risk Factors—Risks Relating to Our Business—We are subject to environmental regulation and environmental risks, which may adversely affect our business. Climate change or concerns regarding climate change may increase environmental regulation and environmental risk,” “—Adverse weather conditions (caused by climate change or otherwise), natural disasters, pestilences and other natural conditions can affect crops and other inputs, which can adversely affect our operations and our results of operations” and “—The loss of a significant customer, certain actions by a significant customer or financial difficulties of a significant customer could adversely affect our results of operations.”

Seasonality; Working Capital

Our historical net sales generally have exhibited seasonality, with the first fiscal quarter typically having the lowest net sales. Lower levels of promotional activity, the availability of fresh produce, the timing of price increases and other factors have historically affected net sales in the first quarter. We have experienced increased sales of our fruit, vegetable, tomato and broth products during the back-to-school and holiday periods in the United States, extending from September through December, as well as during periods associated with the Easter holiday. We have also experienced increases in pet snacks sales during the year-end holiday period. We typically schedule promotional events to coincide with these periods of increased product consumption.

We typically use cash from operations in addition to our revolver to fund our working capital needs. Our quarterly operating results have varied in the past and are likely to vary in the future based upon a number of factors. Our working capital requirements are seasonally affected by the growing cycle of some of the products we process. Our inventory position for these products is also seasonally affected by this growing cycle. The vast majority of our fruit, vegetable and tomato inventories are produced during the harvesting and packing months of June through October and depleted through the last seven months of our fiscal year. Accordingly, the majority of our cash flow is generated in our third and fourth quarters as we sell inventory that was produced primarily in the first and second quarters. This seasonality factor also typically has an effect, but to a lesser extent, upon our results of operations. Pet products and broth are produced throughout the year.

Employees

As of May 1, 2011, we employed approximately 5,200 full-time employees in the U.S. and abroad. In addition, temporary seasonal workers are hired during our fruit, vegetable and tomato pack season, typically June through October, adding approximately 9,300 seasonal employees to our workforce during those months. We consider our relationship with our employees to be good.

As of May 1, 2011, we had 16 collective bargaining agreements with 15 union locals covering approximately 72% of our hourly full-time and seasonal employees. Of these employees, approximately 21% are covered under collective bargaining agreements scheduled to expire in fiscal 2012 and approximately 50% are covered under collective bargaining agreements scheduled to expire in fiscal 2013. These agreements are subject to negotiation and renewal. Failure to renew any of our significant collective bargaining agreements could result in a strike or work stoppage that could materially adversely affect our operations.

Properties

As of May 1, 2011, as listed below, our principal facilities included 17 production facilities and nine distribution centers in the United States, and three production facilities in foreign locations. Our combined production facilities total approximately 5.9 million square feet of owned property, while our distribution centers total approximately 1.6 million square feet of owned property and approximately 3.2 million square feet of leased property. We generally own our production facilities. Our distribution centers are owned or leased by us. We also use distribution centers operated by third parties. We also have various other warehousing and storage facilities, which are primarily leased facilities. Our leases are generally long-term. Certain of our owned real properties are subject to first lien mortgages and second lien mortgages in favor of the lenders under our senior secured term loan facility and our senior secured asset-based revolving facility, respectively.

The following table lists our principal production facilities and distribution centers as of May 1, 2011:

Location	Reportable Segment
Production Facilities
United States:
Decatur, AL	Pet Products
Hanford, CA	Consumer Products
Kingsburg, CA	Consumer Products
Modesto, CA	Consumer Products
Mendota, IL	Consumer Products
Plymouth, IN	Consumer Products
Topeka, KS	Pet Products
Lawrence, KS	Pet Products
Sleepy Eye, MN	Consumer Products
Buffalo, NY	Pet Products
Bloomsburg, PA	Pet Products
Crystal City, TX	Consumer Products
Toppenish, WA	Consumer Products
Yakima, WA	Consumer Products
Cambria, WI	Consumer Products
Markesan, WI	Consumer Products
Plover, WI	Consumer Products

Foreign:
Turmero, Venezuela	Consumer Products
Montemorelos, Nuevo Leon, Mexico	Consumer Products
Tlatlauquitepec, Puebla, Mexico	Consumer Products

Distribution Centers
United States:
Fontana, CA	Pet Products and Consumer Products
Lathrop, CA	Pet Products and Consumer Products
Atlanta, GA	Pet Products and Consumer Products
Kankakee, IL	Pet Products and Consumer Products
Rochelle, IL	Consumer Products
Topeka, KS	Pet Products
Bloomsburg, PA	Pet Products
Fort Worth, TX	Pet Products and Consumer Products
McAllen, TX (Refrigerated)	Consumer Products

Our principal administrative headquarters are located in leased office space in San Francisco, CA. We also own or lease additional administrative facilities in Pittsburgh, PA. We own our primary research and development facility in Walnut Creek, CA. In addition, our research and development facilities in Terminal Island, CA are located on leased land.

As of May 1, 2011, we had certain properties with a book value of $0.4 million held for sale.

We believe our facilities are suitable and adequate for our business and have sufficient capacity for the purposes for which they are currently intended.

Legal Proceedings

Shareholder Litigation Involving the Company

Following the announcement of the Merger, fifteen putative class action lawsuits (the “Shareholder Cases”) relating to the Transactions were filed against DMFC, certain of its now-former officers and directors, and other parties including (in certain cases) Blue Sub.

Two previously disclosed cases, which were among the original fifteen Shareholder Cases arising from the Transactions, were voluntarily dismissed on June 6, 2011:

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Heintz v. Wolford, et al. The Heintz case was filed by Sarah P. Heintz on behalf of herself and a putative class of shareholders against each of the now-former directors of DMFC (together, the “Directors”), DMFC, Parent and Blue Sub on December 20, 2010 in the United States District Court, Northern District of California; and

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Faulkner v. Wolford, et al. The Faulkner case was filed by Dallas Faulkner on behalf of himself and a putative class of shareholders against the Directors, DMFC, Parent and Blue Sub on January 21, 2011 in the United States District Court, Northern District of California.

In addition, plaintiffs in two other previously disclosed cases, which were also among the original fifteen Shareholder Cases arising from the Transactions, filed requests for dismissal on March 4, 2011 and June 13, 2011, respectively:

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Sinor v. Wolford, et al. The Sinor case was filed by James Sinor on behalf of himself and a putative class of shareholders against DMFC, the Directors, KKR, Vestar, Centerview (named as Centerview Partners; together with KKR and Vestar, the “Sponsor Defendants”), Parent and Blue Sub on December 1, 2010 in Superior Court in San Francisco, California; and

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Kaiman v. Del Monte Foods Co., et al. The Kaiman case was filed by Libby Kaiman on behalf of herself and a putative class of shareholders against DMFC, the Directors, the Sponsor Defendants, Parent and Blue Sub on December 1, 2010 in Superior Court in San Francisco, California.

As a result of the voluntary dismissals and orders consolidating other shareholder cases, only two of the original fifteen Shareholder Cases arising from the Transactions remain pending, one of which has been stayed:

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In re Del Monte Foods Company Shareholders Litigation (the “Delaware Shareholder Case”). The Delaware Shareholder Case was filed in the Delaware Court of Chancery and consolidated with other related cases filed in the same court. The latest complaint filed in the case asserts claims on behalf of lead Plaintiff NECA-IBEW Pension Fund and a putative class of shareholders against the Directors, DMFC’s former Chief Executive Officer in his capacity as such, Barclays Capital, Inc. (“Barclays”), the Sponsor Defendants, Parent, Blue Sub and DMC, which was joined as a defendant in the litigation as successor in interest to DMFC (together, the “Defendants”); and

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Franklin v. Del Monte Foods Co., et al. The Franklin case was filed by Elisa J. Franklin on behalf of herself and a putative class of shareholders against the Directors, DMFC and the Sponsor Defendants on December 10, 2010 in Superior Court in San Francisco, California. On February 28, 2011, the Court in the Franklin case granted the motion of DMFC and the Directors to stay the proceeding pending resolution of the Delaware Shareholder Case, and the case remains stayed.

The plaintiff in the Delaware Shareholder Case, which is the only active and pending Shareholder Case, alleges that the Directors breached their fiduciary duties to the stockholders by agreeing to sell DMFC at a price that was unfair and inadequate and by agreeing to certain preclusive deal protection devices in the Merger Agreement. The plaintiff further alleges that the Sponsor Defendants, Parent, Blue Sub and Barclays aided and abetted the Directors’ alleged breaches of fiduciary duties. In addition, the plaintiff asserts a claim for breach of fiduciary duty against the former Chief Executive Officer of DMFC in his capacity as an officer. The plaintiff also alleges that the Sponsor Defendants violated certain Confidentiality Agreements with DMFC, and that

Barclays induced the Sponsor Defendants to violate the Confidentiality Agreements, committing tortious interference with contract. The plaintiff in the Franklin case asserts similar claims against the Directors, alleging that they breached their fiduciary duties of care and loyalty by, among other acts, agreeing to sell DMFC at an inadequate price, running an ineffective sale process that relied on conflicted financial advisors, agreeing to preclusive deal protection measures, and pursuing the transaction for their own financial ends. The plaintiff in the Franklin case also asserts claims against the Sponsor Defendants and DMFC for aiding and abetting these alleged breaches of fiduciary duty.

Each of the complaints seeks injunctive relief, rescission of the Merger Agreement, compensatory damages, and attorneys’ fees. We deny the plaintiffs’ allegations and plan, as the successor to DMFC and Blue Sub, to vigorously defend against these claims.

We have a continuing obligation to defend and indemnify the Directors and DMFC’s former Chief Executive Officer for their legal fees and potential liability in the Shareholder Cases, subject to certain limitations under Delaware law or contract. Similarly, we may have contractual obligations to indemnify other parties to the Shareholder Cases and other matters arising out of the Merger, subject to certain limitations under applicable law or contract. We have $50 million of director and officer insurance coverage for us and the former directors and officers of DMFC. The insurers have reserved their rights with respect to coverage and have not agreed at this point that coverage is available for losses we may sustain as a result of the Shareholder Cases.

On February 14, 2011, following expedited discovery and a preliminary injunction hearing in the Delaware Shareholder Case, the Court of Chancery entered an order preliminarily enjoining the shareholder vote on the Merger, which was scheduled to occur at a special meeting on February 15, 2011, for a period of 20 days. In addition, the Court of Chancery enjoined the parties, pending the vote on the Merger, from enforcing various provisions in the Merger Agreement, including the no-solicitation and match right provisions in Sections 6.5(b), 6.5(c), and 6.5(h), and the termination fee provisions relating to topping bids and changes in the board of directors’ recommendations on the Merger in Section 8.5(b). The Court’s order was conditioned upon the lead plaintiff’s posting a bond in the amount of $1.2 million, which was posted on February 15, 2011.

The scheduled special meeting was convened on February 15, 2011. At such meeting, a quorum was determined to be present and, in accordance with the Court’s ruling, the meeting was adjourned until March 7, 2011, without a vote on the Merger proposal. The special meeting was reconvened on March 7, 2011. At such meeting, a quorum was determined to be present and the Merger was approved. The Merger closed on March 8, 2011.

Following the closing of the Merger, on March 25, 2011, the plaintiff in the Delaware Shareholder Case filed an application for an interim attorneys’ fee award in the amount of $12 million. On June 27, 2011, the Court of Chancery awarded the plaintiff’s attorneys an interim fee award in the amount of $2.75 million for the supplemental disclosures that DMFC made in connection with the Merger. The Court of Chancery deferred decision regarding the balance of the fee application, which seeks fees in connection with the preliminary injunction and suspension of deal protections.

On July 27, 2011, the Court of Chancery issued an order adding us as a defendant to the Delaware Shareholder Case and ordering us to pay the $2.75 million interim attorney fee award.

On October 6, 2011, the lead plaintiff in the Delaware Shareholder Case and the Defendants submitted a Stipulation and Agreement of Compromise and Settlement to the Delaware Court of Chancery (the “Proposed Settlement”) which, if approved, would settle the Delaware Shareholder Case. The total settlement amount under the Proposed Settlement is $89.4 million, including any additional fees and expenses awarded to plaintiffs’ counsel by the Court of Chancery and costs of notifying the settlement class and administering claims. In connection with the Proposed Settlement, if approved, we expect to pay $65.7 million into an escrow account, consisting of (1) our financial contribution to the settlement and (2) the payment of previously unpaid merger-related fees being contributed to the settlement. We have entered into the Proposed Settlement to eliminate the uncertainties, burden, and expense of further litigation. In the Proposed Settlement, the Defendants deny all allegations of wrongdoing.

The Proposed Settlement is subject to customary conditions, including certification of a mandatory, non-opt out class for settlement purposes; Court of Chancery approval of the settlement following notice to settlement class members and a hearing; and entry of a judgment identical in all material respects to the judgment proposed by the parties in the Proposed Settlement. Under the terms of a scheduling order submitted to the Court of Chancery in connection with the Proposed Settlement, members of the settlement class have been given notice of the Proposed Settlement and will have an opportunity to file written objections to the settlement. The Court of Chancery has scheduled a fairness hearing on the Proposed Settlement for December 1, 2011. The parties have the right to terminate the Proposed Settlement if the Court of Chancery declines to enter the proposed judgment in any material respect or if the judgment is modified or reversed in any material respect on appeal. There can be no guarantee that the Proposed Settlement will be approved or, if approved, that it will not be modified or reversed upon appeal.

As of July 31, 2011, we had accrued all but $2.2 million of the $65.7 million we expect to pay in connection with the Proposed Settlement. If the Proposed Settlement is approved, we expect that the class-wide release included in the Proposed Settlement will release the claims in the Franklin case. As a result, we have not accrued any additional amounts related to that case. If the Proposed Settlement is not approved, or is modified or reversed upon appeal, the actual costs of resolving the Shareholder Cases may be substantially higher or lower than the established accrual, given the inherent uncertainty associated with legal matters. In such case, the amount that we may ultimately be responsible for in connection with the Shareholder Cases may vary based on a number of factors, including, final settlement or award amounts, the allocation of such amounts among the various parties to the litigation, insurance coverage and resolution with its carriers, indemnification obligations, the discovery of new or additional facts that impact the strength or weakness of the parties’ claims and defenses and other factors. We cannot at this time reasonably estimate a range of exposure, if any, of the potential liability in such case.

SEC Investigation

On February 18, 2011, the SEC directed us to preserve documents and records relating to recent potential or actual business combinations and preparation of DMFC’s proxy statement relating to the Transactions. On March 4, 2011 the SEC requested that we voluntarily produce certain documents and records, which we have done on an ongoing basis. On May 23, 2011, we received a subpoena from the SEC requesting the same documents. We are continuing to cooperate with the SEC in its investigation. We cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

Commercial Litigation Involving the Company

On September 28, 2011, a complaint was filed against us by the Environmental Law Foundation in California Superior Court for the County of Alameda alleging violations of California Health and Safety Code sections 25249.6, et seq. (commonly known as “Proposition 65”). Specifically, the plaintiff alleges that we violated Proposition 65 by distributing certain pear, peach and fruit cocktail products without providing warnings required by Proposition 65. The plaintiff seeks injunctive relief, damages in an unspecified amount and attorneys’ fees. We intend to deny these allegations and vigorously defend ourselves. We cannot at this time estimate a range of exposure, if any, of the potential liability.

On December 17, 2010, a putative class action complaint was filed against us by Lydia Littlefield, on behalf of herself and all others similarly situated, in the U.S. District Court for the District of Massachusetts, alleging intentional misrepresentation, fraud, negligent misrepresentation, breach of express warranty, breach of the implied warranty of merchantability and unjust enrichment. Specifically, the complaint alleges that we engaged in false and misleading representation of certain of our canned fruit products in representing that these products are safe and healthy, when they allegedly contain substances that are not safe and healthy. The plaintiffs seek certification of the class, injunctive relief, damages in an unspecified amount and attorneys’ fees. We intend to deny these allegations and vigorously defend ourselves. On April 19, 2011, the U.S. Judicial Panel on Multidistrict Litigation issued an order consolidating Littlefield with several similar consumer class actions filed in other jurisdictions (in which we are not a defendant) in U.S. District Court for the District of Massachusetts.

On July 29, 2011, we filed a motion to dismiss plaintiff’s complaint. A hearing on this motion has been scheduled for November 18, 2011. We cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

On September 30, 2010, a putative class action complaint was served against us, to be filed in Hennepin County, Minnesota, alleging wage and hour violations of the Fair Labor Standards Act (“FLSA”). The complaint was served on behalf of five named plaintiffs and all others similarly situated at a manufacturing facility in Minnesota. Specifically, the complaint alleges that we violated the FLSA and state wage and hour laws by failing to compensate plaintiffs and other similarly situated workers unpaid overtime. The plaintiffs are seeking compensatory and statutory damages. Additionally, the plaintiffs sought class certification. On November 5, 2010, in connection with our removal of this case to the U.S. District Court for the District of Minnesota, the complaint was filed along with our answer. We also filed a motion for partial dismissal on November 5, 2010. The parties jointly stipulated that the causes of action in plaintiff’s complaint for unjust enrichment and quantum meruit would be dismissed without prejudice and further stipulated that the cause of action under the Minnesota minimum wage law would be dismissed without prejudice. The court signed an order dismissing those claims on December 28, 2010. We and the plaintiffs jointly stipulated to a conditional certification of the class on April 28, 2011. The plaintiffs sent out notices to the potential class on April 28, 2011. The notice period is now closed, and 53 plaintiffs have opted in to the lawsuit. We deny plaintiffs’ allegations and plan to vigorously defend ourselves. We cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

On October 14, 2008, Fresh Del Monte filed a complaint against us in U.S. District Court for the Southern District of New York. Fresh Del Monte amended its complaint on November 5, 2008. Under a trademark license agreement with us, Fresh Del Monte holds the rights to use the Del Monte name and trademark with respect to fresh fruit, vegetables and produce throughout the world (including the United States). Fresh Del Monte alleges that we breached the trademark license agreement through the marketing and sale of certain of our products sold in the refrigerated produce section of customers’ stores, including Del Monte Fruit Naturals products and the more recently introduced Del Monte Refrigerated Grapefruit Bowls. Additionally, Fresh Del Monte alleges that it has the exclusive right under the trademark license agreement to sell Del Monte branded pineapple, melon, berry, papaya and banana products in the refrigerated produce section. Fresh Del Monte also alleges that our advertising for certain of the alleged infringing products was false and misleading. Fresh Del Monte is seeking damages of $10.0 million, treble damages with respect to its false advertising claim, and injunctive relief. On October 14, 2008, Fresh Del Monte filed a motion for a preliminary injunction, asking the Court to enjoin us from making certain claims about our refrigerated products. On October 23, 2008, the Court denied that motion. We deny Fresh Del Monte’s allegations and are vigorously defending ourselves. Additionally, on November 21, 2008, we filed counter-claims against Fresh Del Monte, alleging that Fresh Del Monte has breached the trademark license agreement. Specifically, we allege, among other things, that Fresh Del Monte’s “medley” products (vegetables with a dipping sauce or fruit with a caramel sauce) violate the trademark license agreement. On November 10, 2010, Fresh Del Monte filed a motion for partial summary judgment. On December 8, 2010, we filed an opposition to that motion. At a hearing on August 11, 2011, the Court denied Fresh Del Monte’s motion for partial summary judgment. A trial date has been tentatively scheduled for March 26, 2012. We cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

Other

We are also involved from time to time in various legal proceedings incidental to our business, including proceedings involving product liability claims, workers’ compensation and other employee claims, tort claims and other general liability claims, for which we carry insurance, as well as trademark, copyright, patent infringement and related litigation. Additionally, we are involved from time to time in claims relating to environmental remediation and similar events. While it is not feasible to predict or determine the ultimate outcome of these matters, we believe that none of these legal proceedings will have a material adverse effect on our financial position.

MANAGEMENT

Directors

Our current Board of Directors consists of ten members. Pursuant to an amended and restated limited liability company agreement (the “LLC Agreement”) among the members of Blue Holdings GP, LLC, the general partner of Blue Holdings I, L.P. (which owns substantially all of the shares of Blue Acquisition Group, Inc. (“Parent”)), affiliates of each of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and Vestar Capital Partners (“Vestar”) have the right to designate three managers of Blue Holdings GP, LLC, affiliates of Centerview Capital, L.P. (“Centerview”) have the right to designate two managers of Blue Holdings GP, LLC and affiliates of AlpInvest Partners have the right to designate one manager of Blue Holdings GP, LLC. In addition, the LLC Agreement provides that the Chief Executive Officer of DMC is a manager of Blue Holdings GP, LLC. Pursuant to the LLC Agreement, Mr. Kilts shall serve as Chairman of the Board so long as he is a member of the Board. The LLC Agreement further provides that the members of Blue Holdings GP, LLC will seek to ensure, to the extent permitted by law, that each of the managers of Blue Holdings GP, LLC also is a member of the Board of Directors of Parent and of Del Monte Corporation, as successor to Del Monte Foods Company (“DMC”). Because of these requirements and because our equity is privately held, we do not currently have a policy or procedures with respect to shareholder recommendations for nominees to our Board of Directors.

In accordance with the LLC Agreement, Messrs. Brown, Alper and Nelson were designated as members of our Board by KKR; Messrs. Ratzan, Harrison and Mundt were designated by Vestar; Messrs. Hooper and Kilts were designated by Centerview; and Mr. Leigh was designated by AlpInvest Partners. All of the directors other than Mr. West, who is an employee of DMC, are affiliated with the investment fund that designated them and are considered “affiliates” of DMC.

The names of our current directors, along with their present positions and qualifications, their principal occupations and directorships held with public corporations during the past five years and their ages as of November 1, 2011 are set forth below. To DMC’s knowledge, there are no family relationships between any director or executive officer and any other director or executive officer of DMC.

Name	Age	Positions with DMC
Max V. Alper	35	Director
Simon E. Brown	41	Director
Neil Harrison	58	Vice Chairman of the Board
David M. Hooper	44	Director
James M. Kilts	63	Chairman of the Board
Iain Leigh	55	Director
Kevin A. Mundt	57	Director
Dean B. Nelson	52	Director
Brian K. Ratzan	41	Director
David J. West	48	Chief Executive Officer and Director

Max V. Alper, Director. Mr. Alper became a director of DMC on September 9, 2011. Mr. Alper is a Director of KKR and is a member of the Consumer Products and Services industry team in North America. He is involved with KKR’s investment in The Nielsen Company, and has been active in KKR’s partnership with Weld North LLC, an investment company focused on the consumer services, media, and marketing services sectors. Prior to joining KKR in May 2007, he was with SAB Capital Management LP, an alternative investment management firm, where he focused on public equity investments in a number of industries. Mr. Alper previously was with Madison Dearborn Partners and Morgan Stanley Capital Partners (now Metalmark Capital), both private equity funds, where he was involved in a broad range of private equity transactions.

Simon E. Brown, Director. Mr. Brown became a director of DMC in March 2011 in connection with the Merger. Mr. Brown is a Member of KKR and heads the Consumer Products and Services team in North America.

At KKR, he has been involved in a variety of investments in the Consumer Products, Media and Technology sectors. Prior to joining KKR in 2003, Mr. Brown was with the private equity firms Madison Dearborn Partners, LLC, Thomas H. Lee Partners, L.P. and Morgan Stanley Capital Partners (now Metalmark Capital).

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Other Directorships: Mr. Brown currently serves as a non-executive director of Nielsen Holdings N.V., a publicly held information and measurement company, on the Supervisory Board of The Nielsen Company B.V., a subsidiary of Nielsen Holdings N.V., and as a board member of Sealy Corporation, a publicly held bedding manufacturer.

Neil Harrison, Director; Vice-Chairman of the Board. Mr. Harrison was appointed Interim Chief Executive Officer and became a director of DMC in March 2011 in connection with the Merger. Effective as of August 15, 2011, Mr. Harrison was replaced as Chief Executive Officer by David J. West. Mr. Harrison is a Senior Advisor of Vestar Capital Partners and joined the firm in August 2010. From July 2008 to December 2009, he served as Chairman and Chief Executive Officer of Birds Eye Foods, Inc., a food company. From September 2005 to July 2008, Mr. Harrison served as Chairman, President and Chief Executive Officer of Birds Eye Foods, Inc. From 2002 to 2004, he served as Executive Vice President of H.J. Heinz Company, a publicly held food company, and President and Chief Executive Officer of Heinz North America, a division of the H.J. Heinz Company. From 1999 to 2002, he served as Senior Vice President and President and Chief Executive Officer of Heinz Frozen Food Company a division of the H.J. Heinz Company. Prior to joining H.J. Heinz Company, Mr. Harrison held a variety of positions at the consumer products companies Miller Brewing Company, PepsiCo, Inc., General Foods Corporation and Unilever PLC.

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Other Directorships: Mr. Harrison currently serves as a director of Solo Cup Company, a publicly reporting consumer products company, and The Sun Products Corporation, a consumer products manufacturer. During the last five years, Mr. Harrison also served on the board of Birds Eye Foods, Inc.

David M. Hooper, Director. Mr. Hooper became a director of DMC in March 2011 in connection with the Merger. Mr. Hooper is Partner and the Head of Private Equity at Centerview Capital. Prior to co-founding Centerview Capital in 2006, Mr. Hooper was a Managing Director, Head of the Consumer Group and Chairman of the U.S. Investment Committee at Vestar Capital Partners. Prior to joining Vestar in 1994, Mr. Hooper served as a financial consultant to GPA Group plc, and was a member of the Principal Investment Group of The Blackstone Group, and the M&A department of Drexel Burnham Lambert Inc.

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Other Directorships: Mr. Hooper currently serves as a director of Richelieu Foods, Inc., a private label food manufacturing company. During the last five years, Mr. Hooper also served on the board of Birds Eye Foods, Inc.

James M. Kilts, Director; Chairman of the Board. Mr. Kilts became a director of DMC in March 2011 in connection with the Merger. He has served as Chairman of the Board since March 8, 2011. Mr. Kilts is a founding Partner of Centerview Partners. Prior to joining Centerview Partners in 2006, Mr. Kilts was Vice Chairman of the Board of The Procter & Gamble Company, a publicly held consumer products company, and was Chairman of the Board, Chief Executive Officer and President of The Gillette Company, a consumer products manufacturer, before its merger with Procter & Gamble in October 2005. Prior to Gillette, Mr. Kilts served at different times with various food manufacturing companies as President and Chief Executive Officer of Nabisco, Executive Vice President of the Worldwide Food Group of Philip Morris, and President of Kraft USA and Oscar Mayer, President of Kraft Limited in Canada and Senior Vice President of Kraft International, divisions of Kraft Food Inc. Mr. Kilts is also a member of the Board of Overseers of Weill Cornell Medical College, serves on the Board of Trustees of Knox College and the University of Chicago and is a member of the Advisory Council of the University of Chicago Booth School of Business.

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Other Directorships: Mr. Kilts currently serves as a non-executive director and Chairman of Nielsen Holdings N.V. and The Nielsen Company B.V., and a director of MetLife, Inc., a publicly held insurance company, MeadWestvaco Corporation, a publicly held packaging company, and

Pfizer Inc., a publicly held biopharmaceutical company. During the last five years, Mr. Kilts also served on the boards of The Procter & Gamble Co., and The New York Times Co., a publicly held media company.

Iain Leigh, Director. Mr. Leigh became a director of DMC in March 2011 in connection with the Merger. Mr. Leigh is a Managing Partner and Head of the U.S. office of AlpInvest Partners. Prior to joining AlpInvest Partners in 2000, Mr. Leigh was Managing Investment Partner and a member of the Executive Committee of Dresdner Kleinwort Benson’s global private equity business. Prior to that time, he led the Restructuring Department within Kleinwort Benson’s Investment Banking division focusing on U.S. leveraged buy-outs and venture capital investments. Before moving to the U.S., Mr. Leigh held a number of senior operating positions in Kleinwort Benson in Western Europe and Asia. Mr. Leigh is a Fellow of the Chartered Association of Certified Accountants, U.K.

•	Other Directorships: Mr. Leigh currently serves as a non-executive director of Nielsen Holdings N.V. and on the Supervisory Board of The Nielsen Company B.V.

Kevin A. Mundt, Director. Mr. Mundt became a director of DMC in March 2011 in connection with the Merger. Mr. Mundt is a Managing Director of Vestar Capital Partners and President of the Vestar Resources Group. Prior to joining Vestar in 2004, he spent 24 years in management consulting, including various management positions with Mercer Oliver Wyman, a management consulting firm, and its predecessors.

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Other Directorships: Mr. Mundt currently serves as Chairman of the Board of Solo Cup Company, a publicly reporting consumer products company, and as director of National Mentor Holdings, Inc., a publicly reporting human services company, MediMedia USA, Inc., a healthcare communications company, and The Sun Products Corporation, a consumer products manufacturer. During the last five years, Mr. Mundt also served on the board(s) of Sunrise Medical, Duff & Phelps, Gold Toe Socks and Birds Eye Foods.

Dean B. Nelson, Director. Mr. Nelson became a director of DMC in March 2011 in connection with the Merger. Mr. Nelson is a partner at KKR and has been Chief Executive Officer of KKR Capstone since March 2000. Prior to joining KKR Capstone in 2000, he was a senior partner and member of the management committee at The Boston Consulting Group, a global consulting firm, where he focused primarily on the Consumer Products and Retail, Industrials and the Technology industries. Mr. Nelson previously worked at Shell Oil Company, a petroleum refining company. At KKR Capstone, he has worked on investments in the Consumer Products, Retail, Media, Energy and Financial Services sectors.

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Other Directorships: Mr. Nelson currently serves as a director of Sealy Corporation, a publicly held bedding manufacturer. During the last five years, Mr. Nelson also served on the boards of PRIMEDIA Inc., a targeted media company, Dollar General Corporation, a publicly held discount retailer, and Toys ‘R’ Us, Inc., a global toy retailer.

Brian K. Ratzan, Director. Mr. Ratzan became a director of DMC in March 2011 in connection with the Merger. Mr. Ratzan is a Managing Director and Head of the Consumer group of Vestar Capital Partners. Prior to joining Vestar in 1998, he was a Vice President with ‘21’ International Holdings, Inc., a private investment firm, and was previously in the Investment Banking Group at Donaldson, Lufkin & Jenrette, Inc., an investment banking firm.

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Other Directorships: Mr. Ratzan currently serves as a director of The Sun Products Corporation, a consumer products manufacturer. During the last five years, Mr. Ratzan also served on the board of National Mentor Holdings, Inc., a publicly reporting human services company, and Birds Eye Foods, Inc., a food company.

David J. West, Chief Executive Officer and Director. Mr. West was appointed to the position of Chief Executive Officer of DMC and Parent, effective August 15, 2011. Mr. West joined the Board of Directors on

June 12, 2011 and became an executive employee of DMC on June 10, 2011. Mr. West previously served as the President and Chief Executive Officer of The Hershey Company (“Hershey”), a publicly held confectionery and chocolate products manufacturer, a position he held from December 2007 to May 2011. Prior to being appointed as President and Chief Executive Officer, from October 2007 to November 2007, Mr. West was President of Hershey, while from January 2007 until October 2007, he served as Executive Vice President, Chief Operating Officer. From January 2005 to January 2007, Mr. West served as Senior Vice President, Chief Financial Officer of Hershey and continued to hold the role of Chief Financial Officer until July 2007.

•	Other Directorships: During the last five years, Mr. West served as a director of Hershey and of Tasty Baking Company.

We believe that our directors have the experience and qualifications that will allow them to make substantial contributions to the Board. As former chief executive officers of Hershey, Birds Eye Foods and The Gillette Company, respectively, Messrs. West, Harrison and Kilts have experience in, and possess an understanding of, business issues applicable to the success of large consumer goods companies. Messrs. Brown, Hooper, Alper, Mundt, Nelson and Ratzan have expertise in consumer products as a result of their experience working on investments in the consumer products area at Centerview, KKR and Vestar. All of our directors, other than Mr. West, have had positions at global private equity firms and possess experience in owning and managing enterprises like DMC and are familiar with corporate finance, strategic business planning activities and issues involving stakeholders more generally. Messrs. Brown, Hooper, Harrison, Mundt, Kilts, Nelson, Ratzan and West have working experience in corporate governance through their experience serving as directors of other public and private companies.

Executive Officers

The following table sets forth the name, age and positions, as of November 1, 2011, of individuals who are currently executive officers of DMC. To our knowledge, there are no family relationships between any director or executive officer and any other director or executive officer of DMC. Executive officers serve at the discretion of DMC’s Board of Directors. Additionally, executive officers may be elected to DMC’s Board.

Name	Age	Positions with DMC
David J. West	48	Chief Executive Officer and Director
Nils Lommerin	46	Executive Vice President and Chief Operations Officer
Larry E. Bodner	48	Executive Vice President, Chief Financial Officer and Treasurer
Timothy A. Cole	54	Executive Vice President, Sales
Richard W. Muto	60	Executive Vice President and Chief Human Resources Officer
David J. Lee	39	Senior Vice President, Strategy

David J. West, Chief Executive Officer and Director. Mr. West was appointed to the position of Chief Executive Officer of DMC and Parent, effective August 15, 2011. Mr. West joined the Board of Directors on June 12, 2011 and became an executive employee of DMC on June 10, 2011. Mr. West previously served as the President and Chief Executive Officer of Hershey, a publicly held confectionery and chocolate products manufacturer, a position he held from December 2007 to May 2011. Prior to being appointed as President and Chief Executive Officer, from October 2007 to November 2007, Mr. West was President of Hershey, while from January 2007 until October 2007, he served as Executive Vice President, Chief Operating Officer. From January 2005 to January 2007, Mr. West served as Senior Vice President, Chief Financial Officer of Hershey and continued to hold the role of Chief Financial Officer until July 2007. During the last five years, Mr. West served as a director of Hershey and of Tasty Baking Company.

Nils Lommerin, Executive Vice President and Chief Operations Officer. Mr. Lommerin was appointed Executive Vice President and Chief Operations Officer effective November 2011. He joined DMC in March 2003 as Executive Vice President, Human Resources, was appointed Executive Vice President, Operations in

July 2004 and was appointed Chief Operating Officer in January 2008. From March 1999 to July 2002, he was with Oxford Health Plans, Inc., a managed care company, where he most recently served as Executive Vice President, Operations and Corporate Services. From November 1991 to February 1999, Mr. Lommerin held a variety of senior Human Resources positions with PepsiCo, Inc., a consumer products company.

Larry E. Bodner, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Bodner joined DMC in July 2003 and was appointed to his current position effective November 2011. Mr. Bodner was Executive Vice President and Chief Financial Officer from March 2011 to November 2011; Executive Vice President, Finance from April 2010 to March 2011; Senior Vice President, Finance and Investor Relations from October 2007 to April 2010; Vice President, Finance and Investor Relations from July 2006 to October 2007; and Vice President, Internal Reporting and Financial Analysis from July 2003 to July 2006. Prior to joining DMC, he was Chief Operating Officer of Market Compass, Inc., a consulting and software development company, from May 2001 to July 2003 and Chief Operating Officer/ Chief Financial Officer of SelfCare from 1998 to 2001. From 1995 to 1997, Mr. Bodner held a variety of senior financial positions with The Walt Disney Company, a publicly held media and entertainment company. From 1986 to 1994, Mr. Bodner held a variety of finance positions with The Procter & Gamble Company, a publicly held consumer products company.

Timothy A. Cole, Executive Vice President, Sales. Mr. Cole joined DMC in September 2004. From 1979 to September 2004, Mr. Cole held a variety of positions with The Quaker Oats Company, a packaged food company and now a unit of PepsiCo, Inc., a consumer products company, where he became Vice President of National Accounts for the United States.

Richard W. Muto, Executive Vice President and Chief Human Resources Officer. Mr. Muto joined Del Monte in 1974 and was appointed to his current position in September 2010. Mr. Muto was Senior Vice President, Human Resources from June 2008 to September 2010, Vice President, Human Resources from June 2007 to June 2008 and Vice President, Human Resources, U.S. and International Operations of Del Monte from December 1992 through June 2007. Prior to December 1992, he held a variety of positions within Del Monte’s human resources organization and, from 1986 to 1989, he held positions at RJR Nabisco.

David J. Lee, Senior Vice President, Strategy. Mr. Lee joined DMC in February 2004 and was appointed to his current position effective November 2011. Mr. Lee was Senior Vice President, Consumer Products from March 2011 to November 2011; Vice President, Consumer Products Marketing from September 2010 to March 2011; Vice President, Strategic Planning and Business Development from October 2008 to September 2010; Vice President, Consumer Products Finance from July 2006 to October 2008; and Vice President, Sales Finance from July 2004 to July 2006. Prior to joining DMC, from 2001 to 2004, he was both Director, Strategic Planning at PG&E Corporation, a publicly held power and natural gas company, and a partner at Pacific Venture Capital, LLC, an affiliate of PG&E Corporation. From 1998 to 2000, he was a Senior Associate at McKinsey & Company. From 1994 to 1998, Mr. Lee held a variety of senior marketing positions at the Leo Burnett Company, an advertising agency.

Board Committees

Our Board of Directors has established an Audit Committee and a Compensation and Benefits Committee. Three directors currently comprise the Audit Committee: Messrs. Ratzan, Hooper and Alper. Mr. Ratzan currently serves as the Chair of the Audit Committee. The Audit Committee recommends the annual appointment of auditors with whom the Audit Committee reviews the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. Though not formally considered by our Board given that our securities are not traded on any national securities exchange, based upon the listing standards of the New York Stock Exchange, the national securities exchange upon which DMFC’s common stock was listed prior to the Merger, we do not believe that the members of our Audit Committee would be considered independent.

Because our equity is privately held and in the absence of a public listing or trading market for our common stock, our Board has not designated any member of the Audit Committee as an “audit committee financial expert.”

Three directors currently comprise the Compensation and Benefits Committee: Messrs. Brown, Kilts and Mundt. Mr. Brown currently serves as the Chair of the Compensation and Benefits Committee. The Compensation and Benefits Committee establishes or recommends compensation plans and programs for senior executives and other employees, reviews the adequacy of such plans and programs, reviews DMC’s compensation policies and practices for all employees, and authorizes employment and related agreements. Though not formally considered by our Board given that our securities are not traded on any national securities exchange, based upon the listing standards of the New York Stock Exchange, the national securities exchange upon which DMFC’s common stock was listed prior to the Merger, we do not believe that the members of our Compensation and Benefits Committee would be considered independent.

Code of Ethics

DMC generally continues to operate under the Standards of Business Conduct adopted by the board of directors of DMFC, which continue to apply to former subsidiaries of DMFC, including DMC. The Standards of Business Conduct apply to all of DMC’s officers, directors and employees and encompass the DMC’s code of ethics applicable to its Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer and Controller. The Standards of Business Conduct are available on DMC’s website at www.delmontefoods.com. The information on our website is not a part of this prospectus and our website address is included as an inactive textual reference only. A printed copy of the Standards of Business Conduct is also available to any security holder upon written request to the Corporate Secretary, Del Monte Corporation, P.O. Box 193575, San Francisco, California 94119-3575. DMC intends to make any required disclosures regarding any amendments of its code of ethics applicable to its Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer and Controller or waivers granted to any such officers on its website at www.delmontefoods.com. DMC is in the process of reviewing the Standards of Business Conduct and in the future may revise such standards to reflect the fact that DMC is now a privately held reporting company.

EXECUTIVE AND DIRECTOR COMPENSATION

For purposes of this section, fiscal 2011 refers to the combination of the Predecessor period of May 3, 2010 through March 7, 2011 and the Successor period of March 8, 2011 through May 1, 2011.

Compensation Discussion & Analysis

This section of the prospectus explains how Del Monte’s executive compensation programs are designed and operate with respect to Neil Harrison, Interim Chief Executive Officer (“Interim CEO”), Larry E. Bodner, Executive Vice President (“EVP”) and Chief Financial Officer (“CFO”), Richard G. Wolford, Former Chief Executive Officer (“Former CEO”), David L. Meyers, Former Chief Financial Officer (“Former CFO”), Nils Lommerin, Chief Operating Officer (“COO”), Timothy A. Cole, EVP, Sales and David W. Allen, EVP, Operations (who are together referred to as our named executive officers). This section also identifies the material elements and objectives of compensation provided to the named executive officers in fiscal 2011, and the reasons supporting such compensation. For a complete understanding of our executive compensation program, this Compensation Discussion and Analysis should be read in conjunction with the Summary Compensation Table and other compensation disclosures included in this prospectus.

Other than as specified herein, this discussion primarily reflects the decisions made and actions taken with respect to our compensation programs for fiscal 2011 as conducted by the Compensation Committee of the Board as it existed prior to the consummation of the Merger on March 8, 2011. All references to the “Compensation Committee” in this Compensation Discussion and Analysis are references to the Compensation Committee of our Board as constituted immediately prior to the consummation of the Merger. Following the end of the fiscal year, on June 8, 2011, a new compensation committee of our Board was appointed, the Compensation and Benefits Committee, consisting of Messrs. Brown, Kilts and Mundt. Although we anticipate that the Compensation and Benefits Committee will continue to emphasize similar objectives and philosophies with respect to our compensation plans and programs as discussed herein, we expect that such objectives and philosophies will continue to evolve to reflect our transition to a privately-held company.

Note that the discussion below describes processes applicable in determining the compensation of our named executive officers other than Mr. Harrison, a member of our Board who served as our Interim CEO following the consummation of the Merger until the appointment of David J. West as CEO, effective on August 15, 2011. Mr. Harrison was compensated at a rate of $100,000 per month for his services as Interim CEO and was not entitled to any other compensation.

Overview

Fiscal 2011 Summary

Other than as a result of the impact of the Merger on certain compensation programs and awards, as further described below, the material elements and objectives of Del Monte’s executive compensation program generally did not change from fiscal 2010 to fiscal 2011. In fiscal 2011, Del Monte continued to provide a compensation package for its executive officers consisting generally of base pay, performance-based annual cash incentives, long-term equity incentives (including performance-based equity grants), a limited cash perquisite allowance and supplemental retirement, deferred compensation, severance and change-of-control benefits. Executive compensation packages continued to be based on compensation principles and objectives focused on providing competitive pay opportunities generally targeted at or above the market median (if performance meets target levels) that also served to align executive officers’ efforts with the interests of stockholders.

Effect of the Merger on Certain Compensation Arrangements

Immediately prior to the effective time of the Merger, pursuant to the terms of the applicable plans, all outstanding equity awards became fully vested and exercisable with respect to the maximum number of shares issuable pursuant to such awards. With the exception of the Rollover Options (discussed below under the heading

“How were the fiscal 2011 amounts of long-term incentive awards determined?”), each equity award was cancelled as of the effective time of the Merger and converted into the right to receive, for each share subject to the award, an amount in cash equal to the per share merger consideration ($19.00) minus, with respect to options, the applicable exercise price. In addition, the Del Monte Foods Company Deferred Compensation Plan, and that portion of the Del Monte Corporation AIP Deferred Compensation Plan attributable to employee elections, each allowing for deferrals of awards under our Annual Incentive Plan or Program (“AIP”), were terminated and deferral accounts thereunder were distributed.

In connection with the Merger, the Sponsors established a new equity incentive plan at the Parent level. This plan provides for grants of equity awards with respect to Parent common stock to serve as long-term incentives to key employees of Parent and its affiliates, including the Company. Grants made pursuant to this plan in fiscal 2011 are described below. In addition, following negotiations between the applicable executive and the Sponsors, the Company entered into employment agreements with Messrs. Bodner and Allen, similar to the agreements in place with our other named executive officers. Finally, the Merger Agreement provides that, through the end of fiscal 2012, the Company shall continue to provide to employees annual cash compensation levels (including salary and target cash incentive awards) and health, welfare, and retirement benefits that are no less favorable than those provided immediately prior to the closing of the Merger.

Compensation Objectives, Principles and Process

What are Del Monte’s executive compensation program objectives and principles?

The primary objective of Del Monte’s executive compensation program was, in fiscal 2011, and continues to be, to attract and retain executives of exceptional caliber who will provide strong, competitive leadership in the branded-food industry, drive security holders’ value through superior performance, and align their interests with those of our security holders. Toward that end, in fiscal 2011, executive compensation at Del Monte consisted of a portfolio of cash and equity-based elements designed to reward both corporate and individual performance, provide short and long-term incentives and compensate our executives both currently and upon retirement. The following compensation principles developed by the Compensation Committee, approved by our Board of Directors and contained in the Compensation Committee’s Charter prior to the consummation of the Merger, supplemented the compensation objectives described above with respect to fiscal 2011:

•	Executive compensation packages should be competitive and take into account an individual’s leadership competencies, skills, experience, and sustained performance;

•

Base salary generally will be managed to the market median; however, actual incumbent pay may be above or below this standard in order to recognize individual abilities, including performance, job requirements and other factors described above;

•	Annual incentive awards should be targeted at the market median, and result in variable pay levels that are linked to corporate and individual performance;

•

Long-term incentives should be targeted above the market median (50th-75th percentile) with individual equity awards that recognize an executive’s impact, overall corporate success and the creation of stockholder value;

•	The percentage of total compensation that is variable or “at risk” should increase with an executive officer’s overall compensation and grade level; and

•

The overall compensation program should align executive officers’ efforts with the interests of stockholders by focusing results on Del Monte’s long-term stock performance and facilitating and encouraging ownership of Del Monte Foods Company common stock.

What were the Compensation Committee’s processes for setting executive compensation in fiscal 2011?

Historically, including in fiscal 2011, the Compensation Committee reviewed and approved our overall compensation strategy and policies, and annually set the compensation of executive officers. The Compensation

Committee made decisions regarding executive compensation with input from the Former CEO, other members of management and an executive compensation consultant engaged directly by the Compensation Committee for executive compensation purposes. Hewitt Associates, LLC, served as this consultant until January 2010. Thereafter, Exequity, LLP served as the Compensation Committee’s compensation consultant. Under the terms of their engagement by the Compensation Committee, in the event Exequity provided other services to the Company, such services (other than any services on behalf of the Nominating and Corporate Governance Committee) were subject to prior notification and approval of the Compensation Committee or its Chairman. Exequity performed no such services in fiscal 2011.

Benchmarking and Peer Group Comparison. To be able to attract and retain top-level executive officers as we compete for customer programs and mindshare, in fiscal 2011 we aimed to provide total target direct compensation packages (including base salary, an annual incentive award at target and long-term incentive awards at target) to our executive officers, including our named executive officers, that were competitive and consistent with those provided by (1) major branded food and consumer products companies that are similar in size to Del Monte and require comparable leadership competencies, skills, and experiences, and (2) other similar sized organizations that operate in the markets in which we compete for executive talent.

Working with its compensation consultant, the Compensation Committee approved the compensation comparator group, comprising publicly-traded and privately-held companies for such comparison purposes. The Compensation Committee has historically reviewed the compensation comparator group annually, making adjustments as it deemed appropriate. In March 2010, upon consultation with its compensation consultant, the Compensation Committee added Treehouse Foods Inc. to the compensation comparator group, which addition was consistent with criteria applicable to such group, to expand and further balance the peer group. With this adjustment, in fiscal 2011, the compensation comparator group for purposes of target total direct compensation comprised the following companies having median annual revenues of $4.6 billion:

• Stanley Black & Decker, Inc.	• Flowers Foods, Inc.	• Kellogg Company
• Campbell Soup Company	• Fortune Brands, Inc.	• Levi Strauss & Co.
• Chiquita Brands International, Inc.	• General Mills, Inc.	• McCormick & Company, Incorporated
• Church & Dwight Co., Inc.	• H.J. Heinz Company	• Molson Coors Brewing Company
• The Clorox Company	• The Hershey Company	• Ralcorp Holdings, Inc.
• Corn Products International, Inc.	• Hormel Foods Corporation	• Treehouse Foods, Inc.
• Dole Food Company, Inc.	• The J.M. Smucker Company	• Williams-Sonoma, Inc.

Determinations of total target direct compensation for Del Monte’s executive officers began with management’s identification of the responsibilities, leadership competencies, technical skills and experience required for each particular executive position. The Compensation Committee then reviewed a comparative analysis with respect to each executive position, based on the competitive data, analysis and advice supplied by its compensation consultant for the compensation comparator group. If no comparable position was identified in the compensation comparator group, the Compensation Committee looked to other publicly available or survey data provided by its compensation consultant, as well as internal comparisons to other executives, to determine an appropriate competitive compensation level. For example, a Del Monte executive position may be mapped to a general industry position with similar impact, scope and rank in the corporate hierarchy. In general, the average total target direct compensation of our named executive officers (excluding Mr. Harrison) fell slightly above the median of the compensation comparator group.

Individual and Corporate Performance Assessment. The Compensation Committee also considered an executive officer’s individual performance, experience and contribution to overall corporate success in adjusting base salaries and establishing incentive compensation. For the named executive officers (other than Messrs. Harrison and Bodner who were not then named executive officers), the Compensation Committee reviewed tally sheets detailing the value, earnings and accumulated potential payout of each element of the executive’s compensation, including equity awards. Each tally sheet also summarized retirement benefits and quantified the benefits we are required to provide under various employment termination scenarios, including termination upon change of control. The tally sheets were informational and helped the Compensation Committee to track changes in each named executive officer’s total direct compensation from year-to-year and to remain aware of the compensation historically paid to each executive officer. Company performance, while considered in adjusting base salaries and granting equity awards, was more specifically reflected in annual incentive award determinations as described in more detail below in the discussion under the heading “How were the fiscal 2011 cash annual incentive awards determined?”

What percentage of a named executive officer’s target total direct compensation is at-risk?

In fiscal 2011, the percentage of target total direct compensation allocated to “at-risk” compensation (in the form of targeted annual and long-term incentive awards) for our named executive officers was approximately as follows:

• CFO	67%
• Former CEO	83%
• Former CFO	69%
• COO	76%
• EVP, Sales	69%
• EVP, Operations	68%

The Compensation Committee did not apply specific allocations between cash and equity-based compensation or between short-term and long-term compensation when setting each year’s total direct compensation package. However, the at-risk allocations approved for fiscal 2011 reflected the Company’s intention that a large majority of the total direct compensation of Del Monte’s executives should be tied to the Company’s performance and that at-risk allocation should increase based on compensation and grade level.

What were the roles of the Compensation Committee, compensation consultant and management in determining executive compensation?

In fiscal 2011, executive compensation was set by the Compensation Committee, with support provided by its compensation consultant, the Former CEO and other members of management. In fiscal 2011, both the compensation consultant and the Former CEO attended portions of all the regularly scheduled Compensation Committee meetings. The processes of the compensation comparator group analysis and performance assessments described above were used to evaluate the compensation of our executive officers. Generally, this process included any necessary updates to executive position descriptions based upon management’s (including the Former CEO’s) identification of the responsibilities, leadership competencies, technical skills and experience required for each executive officer position. Any changes made to these executive position descriptions were discussed with and approved by the Compensation Committee. The compensation consultant then compiled the compensation peer group comparator data and market survey data relevant to the executive position descriptions provided by management and submitted them to the Compensation Committee for its consideration. The Compensation Committee determined base salary and target levels of annual and long-term incentives for each of the named executive officers (other than Mr. Harrison) after considering the compensation comparator group data and other individual and Company factors, as discussed further below in “Components of Executive Compensation.” In connection with the Compensation Committee’s determination, the Former CEO typically provided the Compensation Committee with his insights regarding these other individual and Company factors that may impact base salary and annual incentive and long-term incentive targets for the other executive officers. The Former CEO’s base salary and incentive compensation were determined during an executive session where only the Compensation Committee members and the compensation consultant were present. The Former CEO’s annual base salary and target annual and long-term incentive awards were further subject to review and approval by the independent members of the Board.

Components of Executive Compensation

What were the key elements of Del Monte’s executive compensation program in fiscal 2011?

For fiscal 2011, named executive officer compensation consisted principally of the elements identified in the following chart in addition to the health, welfare and retirement plans and programs generally available to all salaried employees:

Pay Element	Objectives in Fiscal 2011	Key Features in Fiscal 2011
Base Salary	• Provide a fixed-level of cash compensation upon which executives can rely.

•    Targeted to the median of the base salaries of the compensation comparator group

•    Individual salaries may be above or below the compensation comparator group median to reflect the individual competencies, skills, experience and sustained performance of the executive holding this position.

Performance-Based, Cash Annual Incentives (Annual Incentive Plan)

•    Link annual corporate and business priorities with individual and group performance goals.

•    Tie financial rewards to measurable achievements, reinforcing pay-for-performance.

•    Reward individual performance.

•    Provide a variable award opportunity that attracts, retains and motivates our leadership and key employees.

•    Cash incentive payments based on a fixed target percentage of base salary during the fiscal year.

•    Target awards (established as a percentage of base salary) were targeted at the median of the annual incentive opportunities of the compensation comparator group.

•    Corporate performance objectives were based on measurable financial metrics (i.e., adjusted EPS, net sales and cash flow).

•    Individual performance objectives were designed to reward an executive’s execution against critical business priorities.

Long-Term Incentives	• Align the interests of management with those of our stockholders. • Retain the services of our executive team for an extended term. • Reward achievement of our strategic objectives.

•    Long-term incentives were provided by annual grants of three types of equity awards under the Del Monte Foods Company 2002 Stock Incentive Plan. The targ eted value mix of these three types of awards in fiscal 2011 was: 40% stock options, 20% restricted stock units, and 40% performance share units.

Pay Element	Objectives in Fiscal 2011	Key Features in Fiscal 2011

•    Target value was intended to provide compensation above the market median (50th-75th percentile) of the long-term incentive values of the compensation comparator group, reflecting Del Monte’s compensation philosophy’s emphasis on at-risk compensation.

•    In connection with the Merger, equity awards under the Del Monte Foods Company 2002 Stock Incentive Plan were vested in full and converted to immediate cash payments, with the exception of certain options rolled into a new equity incentive plan.

•    Following the consummation of the Merger, long-term incentives are provided by Parent, which makes grants of Parent stock options under the 2011 Stock Incentive Plan for Key Employees of Blue Acquisition Group, Inc. and its Affiliates.

Perquisites-Cash Allowance

•    Generally eliminate and replace previously-offered in-kind perquisites.

•    Provide a limited cash allowance to executives to compensate for certain in-kind perquisites provided by peer companies and for certain in-kind perquisites eliminated by Del Monte.

• Certain limited in-kind perquisites were also provided. • Cash perquisite allowances are excluded from an executive’s fiscal year earnings when calculating annual incentive awards or other benefits.

Retirement Benefits

•    Offer competitive retirement income for executive officers in order to attract and retain experienced executive talent.

•    Supplement benefits provided under our qualified retirement plans, so that each executive officer receives the full benefit commitment that Del Monte intended.

•    Additional Benefits Plan provides executive officers with benefits that may not be provided under our qualified pension plan or 401(k) plan because of the limits on compensation and benefits imposed by the Internal Revenue Code.

•    Supplemental Executive Retirement Plan (SERP) provides a defined retirement benefit for

Pay Element	Objectives in Fiscal 2011	Key Features in Fiscal 2011
• Provide executives with a value of retirement benefits closer to the Company’s total compensation philosophy of paying at the 50th percentile among the compensation comparator group.

executives based on a multiple of the executive’s final average compensation, less the amount of any other accrued pension benefits.

•    Generally, SERP benefits vest after a minimum of 5 years of service and attainment of age 55

Deferred Compensation Benefits	• Provide a voluntary, unfunded capital accumulation benefit to defer payment and taxation of earned income to a future date—a benefit commonly provided at the peer companies.

•    Del Monte Foods Company Deferred Compensation Plan allowed executives to defer from 5% to 100% of the amount of executive’s AIP payment.

•    The plan was terminated in connection with the Merger and all deferral accounts were distributed.

Termination Benefits

•    Retain the services of our executive team through competitive total compensation packages.

•    Avoid the disruption of business associated with litigation (even if groundless) or change of control uncertainty.

•    Maintain commitment and focus of executives during periods of uncertainty and ease transition of service for executives impacted by change of control.

•    Severance benefits paid pursuant to a named executive officer’s Employment Agreement or, if applicable, Del Monte’s Executive Severance Plan.

•    Cash lump sum payment equal to a multiple of base pay, target AIP and, for certain executives, perquisite allowance based on executive’s level in the Company.

•    Pro-rata AIP payment for year of termination.

•    Continuation of health benefits for period of severance.

•    Pro-rata vesting of equity awards

How were the fiscal 2011 base salaries determined?

As described above, in September 2010, base salaries for three of our named executive officers—our Former CEO, Former CFO, and COO—were compared to the median salaries, by position, of our compensation comparator group. Based on information provided by Exequity and management, our EVP, Sales, our then EVP, Finance (who was appointed in March 2011 to the role of EVP and CFO), and our EVP, Operations were determined by the Compensation Committee to hold positions having a unique combination of functional scope and high level executive impact on Del Monte’s broader corporate strategy, as compared to the top similar positions identified in Del Monte’s compensation comparator group companies (which typically report at the group or division level and not the entire company). Therefore, the Compensation Committee targeted the EVP, Sales compensation to the fifth highest paid proxy position from Del Monte’s compensation comparator group, and relied on internal comparisons in setting compensation with respect to our then EVP, Finance and our EVP, Operations.

Pursuant to this process, and also taking into consideration each named executive officer’s individual performance, experience and contribution to overall corporate success, the Compensation Committee reviewed, with the assistance of its compensation consultant, all elements of total direct compensation for the Company’s named executive officers and approved salary increases for the named executive officers in fiscal 2011 as follows:

• Former CEO	0%
• Former CFO	2.8%
• COO	4.0%
• EVP, Sales	2.6%
• EVP, Finance (subsequently appointed CFO)	3.5%
• EVP, Operations	3.5%

Effective March 8, 2011, our EVP, Finance was appointed as EVP and CFO. In connection with such promotion and his entry into a new employment agreement negotiated with the Sponsors, his base salary was increased by an additional 14.77%.

Mr. Harrison’s compensation for his services as Interim CEO (at a rate of $100,000 per month) was determined pursuant to agreement between Mr. Harrison and Parent, negotiated by the Sponsors.

How were the fiscal 2011 cash annual incentive awards determined?

Under the AIP, management employees, including the named executive officers (other than Mr. Harrison), were eligible to earn cash incentive payments based on a fixed target percentage of base salary during the fiscal year if corporate and individual performance objectives for the fiscal year were attained. The target percentage of any executive’s base pay increased with the scope of the executive’s responsibility. The Compensation Committee approved the corporate performance objectives and related targets, as well as the executive officers’ individual performance objectives, within the first quarter of the fiscal year.

For fiscal 2011, the Compensation Committee chose adjusted EPS from continuing operations, net sales and adjusted cash flow as the AIP corporate objectives because it believed that these metrics were critical to Del Monte’s overall corporate and operational performance, reinforced management focus on the annual business plan and, together, drove long-term stockholder value creation. Consistent with its compensation principles, the Compensation Committee weighted corporate objectives higher than individual objectives for more senior executives. In fiscal 2011, at its regularly scheduled June 2010 meeting, the Compensation Committee reviewed the relative weighting of the AIP corporate and individual performance objectives and the target award percentages for AIP participants and determined that no changes to the target award percentages from fiscal 2010 were warranted.

The following table shows each named executive officers’ fiscal 2011 target award, which is expressed as a percentage of his base salary. The target award is the projected amount the executive would receive for scores of 100% for each of the corporate performance objectives plus achieving a score of 100% for his individual objectives. The table also includes the relative weighting of each objective as a percentage of the total award opportunity.

Target Annual Incentive Award Percentages and Relative Weight of Objectives.

	Target Award as a Percentage of Base Salary (1)	Corporate Performance Objectives
Name		Adjusted EPS	Net Sales	Adjusted Cash Flow (2)	Individual Performance Objectives
Richard G. Wolford	110.0%	51.0%	8.5%	25.5%	15.0%
Nils Lommerin	80.0%	51.0%	8.5%	25.5%	15.0%
David L. Meyers	70.0%	51.0%	8.5%	25.5%	15.0%
Timothy A. Cole	70.0%	51.0%	8.5%	25.5%	15.0%
Larry E. Bodner (3)	63.75%	51.0%	8.5%	25.5%	15.0%
David W. Allen	62.5%	51.0%	8.5%	25.5%	15.0%

			85.0%		15.0%	100.0%

(1)	For purposes of calculating AIP awards, base salary is an executive’s total fiscal year base pay earnings. This excludes annual incentive awards, perquisites and perquisite allowances, special awards, and other non-base salary compensation.
(2)	Adjusted cash flow, a non-GAAP measure, is cash provided by operating activities less cash used in investing activities, adjusted to exclude the impact on the period’s consolidated statement of cash flows of large acquisition or divestiture transactions, including the Merger. In fiscal 2011, cash provided by operating activities and cash used in investing activities were adjusted by adding back $86 million and $3,857 million, respectively, to adjust for the impact of expenditures in connection with the Merger.
(3)	Mr. Bodner’s target award as a percentage of base salary was increased from 62.5% to 70% on March 8, 2011 in connection with his appointment as CFO. 63.75% represents the pro-rata blended target percentage.

Fiscal 2011 Performance against Corporate and Individual Objectives. Although target award amounts under the AIP generally were intended to provide compensation at the median of the compensation comparator group, actual payouts could vary depending upon the extent to which corporate and individual performance objectives were achieved and upon an executive’s unique contributions, if any. In addition, the Compensation Committee could reduce the amount of any award payable to an executive officer under the AIP.

Corporate Performance Objectives—When setting corporate objectives and the related targets, the Compensation Committee also established threshold and maximum achievement levels, creating a performance range for each component of the corporate objective portion of the AIP as identified in the graphs below. For fiscal 2011, the Compensation Committee approved the performance range for adjusted EPS and adjusted cash flow at 85% to 115% of target, while establishing the range for net sales at 96% to 104% of target. Actual performance below the threshold would have resulted in no payout for that particular objective. Additionally, the Company’s actual adjusted EPS was required to meet or exceed the adjusted EPS threshold for any payment to be made with respect to the net sales target, regardless of whether or not the net sales threshold was achieved. If none of the corporate objective thresholds had been achieved, no AIP award would have been made, regardless of whether or not individual objectives had been achieved. This design feature reinforced our priority for achieving overall results and sustained profitability for stockholders before any incentives are awarded. Potential scores for the corporate objectives ranged from 0% to 200% of the target award; however, for fiscal 2011, no individual payment under the AIP could exceed $3 million.

Overall, the Compensation Committee sought to establish target corporate performance objectives that would be challenging yet attainable, based on the Company’s annual operating plan for the year, which in turn reflected the Company’s strategies and long-term plans. For fiscal 2011, the Compensation Committee established an adjusted EPS target of $1.40, a net sales target of $3,874.4 million, and a cash flow target of $265.0 million.

As a result of the Merger, the Company no longer reported EPS at the end of fiscal 2011. Accordingly, for purposes of scoring the adjusted EPS measure applicable under the AIP, a representative adjusted EPS was calculated by dividing net income, adjusted to exclude the impact from the Merger, by a share number consisting of the actual outstanding number of shares at the end of the second quarter of fiscal 2011, plus the projected number of dilutive shares from the Company’s last internal forecast prior to the announcement of the Merger. The Company believes these adjustments and estimated shares best estimate the exclusion of the impact from the Merger on the adjusted EPS. As scored by the current Compensation and Benefits Committee of the Board, the representative adjusted EPS result was $1.47, exceeding target and resulting in a score of 133%. The Compensation and Benefits Committee scored adjusted cash flow at $333.8 million, significantly in excess of target and resulting in a score of 200%. Net sales were $3,662.5 million, resulting in a score of 0%. In total, these results culminated in a total corporate performance score exceeding target at 140%.

The following graphs illustrate the actual scores associated with achieving the fiscal 2011 corporate performance objectives compared to the established threshold, target, and maximum goals:

Adjusted Earnings Per Share	Net Sales

Adjusted Cash Flow

Fiscal 2011 Performance

Individual Performance Objectives—Like corporate objectives, individual performance objectives were intended to challenge executives with goals that contribute to the achievement of the annual operating plan and improve Company performance. The named executive officers’ individual performance objectives reflected their areas of responsibility. Historically, individual performance for each AIP participant was individually assessed and scored over a six-week period following the end of the fiscal year. However, in June 2011, with input from management, the Compensation and Benefits Committee agreed to assign a common individual performance score of 110% to all AIP participants, including the participating named executive officers, with the exception of select individuals below the senior executive level whose scores were adjusted upward in recognition of key individual contributions. This was done in recognition of the significant time and effort expended company-wide throughout the second half of fiscal 2011 in connection with the Merger, as well as to ease administrative burden by eliminating the scoring process during a time when the transition to our new corporate structure following the Merger continued to require considerable focus on the part of management.

What were the fiscal 2011 AIP Payments for the named executive officers?

The Compensation and Benefits Committee determined the payout of awards under the AIP with respect to fiscal 2011. Based on weighting of the corporate and individual objective scores, the named executive officers received overall AIP scores and awards for fiscal 2011 as set forth below.

Name	Overall Annual Incentive Plan Score	Target Award as a Percentage of Base Salary	Actual Award as a Percentage of Base Salary
Richard G. Wolford	135.5%	110.00%	149.05%
Nils Lommerin	135.5%	80.00%	108.40%
David L. Meyers	135.5%	70.00%	94.85%
Timothy A. Cole	135.5%	70.00%	94.85%
Larry E. Bodner	135.5%	63.75%	86.38%
David W. Allen	135.5%	62.50%	84.69%

Mr. Harrison did not participate in the AIP. The dollar amounts of the actual AIP awards to the named executive officers for fiscal 2011 are reported in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

How were the fiscal 2011 amounts of long-term incentive awards determined?

After a review of competitive long-term incentive market practice trends, in September 2010, the Compensation Committee determined that equity awards for the named executive officers would be split between stock options, restricted stock units, and performance share units. The targeted value mix of these three types of awards in fiscal 2011 was: 40% stock options, 20% restricted stock units, and 40% performance share units. The Compensation Committee believed this mix of options, restricted stock units and performance share units provided a balanced risk and reward structure, with various vesting horizons and an emphasis on performance. Overall, the Compensation Committee determined that this equity mix, with a total value targeted to provide long-term incentive award compensation above the market median (50th – 75th percentile), served to further align the goals of management with those of our stockholders and reinforce the principles of pay for performance. Prior to fiscal 2011, long-term incentive awards included grants of performance accelerated restricted stock awards (“PARS”), structured as restricted stock units subject to service-based vesting with potential for accelerated vesting based on pre-established relative total shareholder return (“RTSR”) targets. In fiscal 2011, in recognition of the fact that the RTSR-based vesting triggers under the PARS and performance shares were duplicative, the Compensation Committee replaced PARS awards with awards of restricted stock units subject to service-based vesting.

In determining the grant size of the Company’s option, restricted stock unit and performance share unit awards, the Compensation Committee also considered each named executive officer’s level of responsibility and individual performance, impact, potential, and existing awards, in addition to long-term incentives available at our peer companies. Equity grants for the named executive officers in fiscal 2011 are listed in the table under “—Fiscal 2011 Grants of Plan-Based Awards.”

The Compensation Committee did not make any changes in fiscal 2011 to the structure of our option grants, which provided four-year vesting in equal annual installments with ten-year terms. The restricted stock units were subject to service-based vesting over a four-year period, with one-quarter of the units vesting on each of the second and third anniversaries of the grant date, and the remainder vesting on the fourth anniversary of the grant date. The fiscal 2011 performance share unit awards provided cliff vesting or forfeiture upon the filing of the Company’s annual report on Form 10-K for fiscal 2014, depending on Del Monte’s achievement over the three-year performance period of fiscal 2011 through fiscal 2014 of pre-established RTSR targets.

As further discussed below under the heading “Was there any vesting of long-term incentive awards in fiscal 2011?,” the terms of all of Del Monte’s then-outstanding equity awards provided for full acceleration upon the occurrence of a change in control transaction. Accordingly, all equity awards accelerated and vested in full in connection with the Merger.

In connection with the Merger, the Sponsors established, at the Parent level, the 2011 Stock Incentive Plan for Key Employees of Blue Acquisition Group, Inc. and its Affiliates (“2011 Plan”), providing for grants of equity incentive awards to key employees of Parent and its affiliates, including Del Monte. A portion of their Del Monte stock options were rolled by members of management (including Messrs. Bodner, Lommerin, Cole, and Allen) into the 2011 Plan and converted into options to purchase common shares of Parent (“Rollover Options”), which together with shares purchased (in the case of Messrs. Bodner and Lommerin) were intended to fulfill investment expectations set forth by the Sponsors. In recognition of their investment, Parent granted each such member of management a stock option to purchase a number of shares of Parent common stock (“Matching Options”). The number of Matching Options granted was determined by dividing the value of the prior Del Monte options rolled into the 2011 Plan by such member of management (calculated as the option spread) by the fair market value of Parent common shares. With respect to half of the underlying shares of Parent common stock, the Matching Options are subject to service-based vesting in five equal installments on each of the first five anniversaries of the closing of the Merger, March 8, 2011. With respect to the remainder of the underlying shares, the Matching Options generally vest at the end of each of fiscal years 2012 through 2016 if Parent achieves a pre-determined EBITDA-related financial target with respect to such fiscal year. In the event any such annual target is not achieved with respect to fiscal years 2012 through 2015, that portion of the Matching Options that would have become vested pursuant to the achievement of such target may nevertheless vest at the end of the subsequent fiscal year if Parent achieves the applicable cumulative EBITDA-related financial target. In addition, pursuant to the terms of the Rollover Option agreements, each individual who entered into such an agreement (including Messrs. Bodner, Lommerin, Cole, and Allen) is entitled to receive an additional grant of options under the 2011 Plan. The number of such options to be received by each individual will be determined by the Board, in consultation with the CEO, and will fall within a predetermined range set forth in such individual’s Rollover Option agreement.

Was there any vesting of long-term incentive awards in fiscal 2011?

Pursuant to the terms and conditions of the equity awards, immediately prior to the effective time of the Merger, all outstanding equity awards became fully vested and exercisable with respect to the maximum number of shares issuable pursuant to such awards. With the exception of the options converted into Rollover Options, each equity award was cancelled as of the effective time of the Merger and converted into the right to receive, for each share subject to the award, an amount in cash equal to the per share merger consideration ($19.00) minus, with respect to options, the applicable exercise price.

What is Del Monte’s process regarding the timing of stock option grants?

Prior to the Merger, the Compensation Committee generally granted stock options to current executive officers and key employees annually at the time of the Annual Meeting of Stockholders. The exercise price of all options was the fair market value of our common stock on the grant date, determined in accordance with our equity incentive plan to be the average of the high and low prices of Del Monte Foods Company (“DMFC”) common stock on the New York Stock Exchange on such date. In addition to the annual long-term incentive awards, the Compensation Committee typically awarded “new hire” option grants to executive officers. In fiscal 2011, there were no “new hire” grants made to any named executive officer.

As described above, certain members of management rolled a portion of their Del Monte stock options into the new 2011 Plan. These options were converted into Rollover Options under the 2011 Plan upon the consummation of the Merger. The exercise price and number of shares subject to such Rollover Options were determined in accordance with applicable tax rules governing the conversion of options in the context of a change in control transaction. In addition, upon consummation of the Merger, such members of management were granted Matching Options, as further described above under “How were the fiscal 2011 amounts of long-term incentive awards determined?,” with an exercise price equal to the then-current fair market value of Parent common stock.

How were fiscal 2011 perquisite allowances determined?

Del Monte’s perquisite cash allowance plan for executive officers was established in fiscal 2005 with specific annual, cash allowance tiers based on an executive’s level in the Company. In subsequent years, the Compensation Committee continued to administer the perquisite plan pursuant to the allowance tiers and amounts established in 2005, which remained unchanged. Accordingly, in fiscal 2011, the named executive officers were entitled to annual cash perquisite allowances in the following amounts:

• CEO	$42,000
• COO/CFO/EVP	$36,000

Messrs. Wolford and Meyers received pro-rata portions of their annual allowances reflecting service through March 8, 2011. Mr. Harrison did not participate in the perquisite cash allowance plan.

In addition to the cash allowances described above, the Company provided supplemental group health care benefits, pursuant to employment agreements, to Messrs. Wolford and Meyers and their covered dependents through its Executive Medical Reimbursement Plan (EMRP), and, in connection with the Merger, provided outside legal counsel to the senior management team, including the named executive officers (but excluding Messrs. Harrison, Wolford, and Meyers), to assist with negotiation of post-Merger compensatory and related arrangements. These items are reflected in the Summary Compensation Table as All Other Compensation.

Our executives received certain benefits that are deemed to be taxable income to the individuals by the IRS. When we believe that such income is incurred for purposes more properly characterized as Company business than personal benefit, we provide further payments to the executives to reimburse the cost of the inclusion of such item in the executives’ taxable income. Most often, these tax gross-up payments are provided for travel by a family member or other personal guest of an executive to attend a meeting or function in furtherance of Company business, such as annual sales meetings or Grocery Manufacturers Association meetings where spouses or other guests are invited or expected to attend.

Does Del Monte provide supplemental retirement and deferred compensation benefits to its executives?

In addition to qualified plan retirement benefits, executive officers also are eligible to participate in nonqualified excess and supplemental executive retirement programs, specifically, the Additional Benefits Plan and Supplemental Executive Retirement Plan (“SERP”), and in fiscal 2011, were eligible to participate in a deferred compensation plan—the Del Monte Foods Company Deferred Compensation Plan. As described above in “Components of Executive Compensation—What are the key elements of Del Monte’s executive compensation program?,” these executive retirement benefits, taken together, were intended to be competitive with market practice and provide executives with a target value of benefits closer to our total compensation philosophy of paying at the 50th percentile among our compensation comparator group.

In fiscal 2011, executives were able to defer all or part of their AIP award under the Del Monte Foods Company Deferred Compensation Plan (“DMFC Deferred Compensation Plan”); however, in connection with the consummation of the Merger, the DMFC Deferred Compensation Plan was terminated and all deferred accounts thereunder were distributed.

The Additional Benefits Plan is discussed in detail under “—Fiscal 2011 Pension Benefits—Narrative Discussion of Plans Reflected in Fiscal 2011 Pension Benefits Table” and “—Fiscal 2011 Nonqualified Deferred Compensation—Narrative Discussion of Plans Reflected in Fiscal 2011 Nonqualified Deferred Compensation Table.” The SERP is discussed further under “—Fiscal 2011 Pension Benefits—Narrative Discussion of Plans Reflected in Fiscal 2011 Pension Benefits Table.” The DMFC Deferred Compensation Plan is discussed further under “—Fiscal 2011 Nonqualified Deferred Compensation—Narrative Discussion of Plans Reflected in Fiscal 2011 Nonqualified Deferred Compensation Table.”

How are severance and change-of-control benefits for executives determined?

As described more fully in “—Potential Payments upon Employment Termination and Change-of-Control Events,” Messrs. Bodner, Lommerin, Cole, and Allen are entitled to certain benefits in the event of an employment termination or change in control of the Company pursuant to the terms of their respective employment agreements and the Company’s annual and long-term incentive plans. The severance benefits offered to our named executive officers serve our overall compensation objectives by providing a total competitive compensation package that assists in recruiting and retaining executive officers. Likewise, our change-of-control benefits are expected to align executive efforts and stockholder interests by retaining key executives as needed during any transition period.

In general, for our named executive officers, our change-of-control benefits have included a tax gross-up payment in connection with Internal Revenue Code Section 280G (referred to as the 280G gross-up). The Company periodically reviews its severance and change in control policies in light of evolving market practices. In fiscal 2010, the Company amended the Executive Severance Plan to eliminate the 280G gross-up for all employees who become subject to the plan after September 25, 2008 (the date of Del Monte’s 2008 Annual Meeting of Stockholders), unless such employee was party to an employment agreement on September 25, 2008 that provided for a 280G gross-up. In fiscal 2011, the Company amended all gross-up arrangements to clarify that the gross-ups apply to all payments that may be deemed parachute payments, regardless of form.

In connection with Mr. Wolford’s retirement and Mr. Meyers’ resignation from Del Monte following the consummation of the Merger, Messrs. Wolford and Meyers each received severance and change in control benefits, as described more fully in “—Potential Payments upon Employment Termination and Change-of-Control Events.”

Other Executive Compensation Matters

Are executives subject to any stock ownership guidelines?

Consistent with Del Monte’s commitment to aligning the interests of its executives and stockholders, prior to the consummation of the Merger, the Compensation Committee maintained stock ownership guidelines for executive officers. Pursuant to these guidelines, executives were encouraged, within five years of adoption of the guidelines or their subsequent date of hire or promotion to an executive position, to own shares of Del Monte Foods Company common stock generally equal in value to a multiple of annual base salary depending on their level in the Company. The executive officer stock ownership guidelines, as applicable to the named executive officers, were as follows:

• CEO	Five times annual base salary in effect on July 1, 2004
• COO	Three times annual base salary in effect on January 1, 2008
• CFO	Three times annual base salary in effect on July 1, 2004
• EVP, Sales	One times annual base salary in effect on September 6, 2004
• EVP, Operations	One times annual base salary in effect on June 5, 2006

These guidelines also encouraged executives to hold shares acquired upon exercise of stock options or vesting of restricted stock units, equal to the profit (net of taxes) attributable to such exercises or vesting, for one year after such exercise or vesting. Following the Merger and the merger of Del Monte Foods Company with and into Del Monte Corporation, these guidelines ceased to apply to our executives.

What is Del Monte’s policy on “clawback” or recovery of compensation?

Pursuant to the terms of the AIP, AIP payments are subject to a recoupment policy allowing the Company to recover compensation from executive officers of the Company, including the named executive officers, if the Company restates any financial report that, due to such officers’ misconduct, was materially noncompliant with federal securities laws when filed. The Compensation Committee also retains the discretion to determine whether any portion of the AIP payments or profits of the executive officers who did not engage in the misconduct resulting in a restatement should be subject to repayment in order to prevent unjust enrichment.

What is Del Monte’s policy on Internal Revenue Code Section 162(m)?

During fiscal 2011, prior to the consummation of the Merger, the Company’s ability to deduct compensation it paid to each named executive officer was generally limited, under Section 162(m) of the Internal Revenue Code, to $1 million annually. However, compensation above $1 million was eligible for deduction if it met certain technical requirements to be classified as “performance-based compensation.”

Stock options and certain other awards, such as the performance share units granted in fiscal 2011, as well as that portion of the AIP awards relating to corporate performance objectives, generally were designed to qualify as performance-based compensation. The Compensation Committee’s policy with respect to Section 162(m) sought to balance the interests of the Company in maintaining flexible incentive plans and the Company’s benefit from the compensation package paid to any executive officer against the possible loss of a tax deduction relating to such compensation and the Company’s obligations under binding employment agreements with its executives. Following the consummation of the Merger, Del Monte is no longer subject to the limitations imposed by Section 162(m) as it is no longer a publicly traded company.

Summary Compensation Table

The following table sets forth compensation paid by Del Monte for the fiscal years indicated to:

•	the individuals who served as its Chief Executive Officer during fiscal 2011;

•	the individuals who served as its Chief Financial Officer during fiscal 2011; and

•	each of the three other most highly compensated executive officers of Del Monte as of the end of fiscal 2011.

These seven individuals are collectively referred to as the “named executive officers.” For purposes of the following table and other disclosures regarding executive compensation, references to “fiscal 2011” refer to the combination of the Predecessor period of May 3, 2010 through March 7, 2011 and the Successor period of March 8, 2011 through May 1, 2011.

Name and Principal Position (1)	Year	Salary ($)	Stock Awards ($) (4)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (6)	Total ($)
Neil Harrison Interim Chief Executive Officer	2011	$178,261	$—	$—	$—	$—	$—	$178,261

Larry E. Bodner Executive Vice President and Chief Financial Officer	2011	480,907	416,052	893,805	386,114	101,401	5,039,938	7,318,217

Richard G. Wolford (2) Former Chairman of the Board, President and Chief Executive Officer	2011 2010 2009	1,133,128 1,155,333 1,122,000	2,552,783 2,217,043 1,505,845	1,400,163 1,917,862 1,472,025	1,423,837 2,240,840 2,000,000	1,657,061 1,311,129 836,628	41,744,773 70,490 62,953	49,911,745 8,912,697 6,999,451

David L. Meyers (3) Former Executive Vice President, Administration and Chief Financial Officer	2011 2010 2009	596,365 571,000 555,000	500,187 635,271 431,426	273,995 401,338 331,151	445,260 673,868 685,708	816,990 956,944 311,900	9,530,727 42,963 43,078	12,163,524 3,281,384 2,358,263

Nils Lommerin Chief Operating Officer	2011	682,667	957,728	2,528,394	700,978	228,015	12,481,352	17,579,134
	2010	656,000	994,991	669,166	888,215	297,529	23,308	3,529,209
	2009	624,334	664,263	551,985	887,827	7,292	19,363	2,755,064

Timothy A. Cole Executive Vice President, Sales	2011	509,000	457,541	917,767	448,635	183,658	6,448,970	8,965,571
	2010	496,000	470,944	356,924	578,555	216,896	17,206	2,136,525
	2009	479,000	333,017	294,444	586,459	49,325	15,255	1,757,500

David W. Allen Executive Vice President, Operations	2011	471,000	416,052	1,158,042	368,386	88,963	5,014,177	7,516,620
	2010	435,083	348,594	245,217	470,266	140,929	12,588	1,652,677
	2009	413,333	240,373	197,349	437,573	31,092	11,583	1,331,303

(1)	This table reflects principal positions held by the individuals as of May 1, 2011 or upon their retirement or resignation, as applicable.
(2)	Mr. Wolford retired from his positions with Del Monte effective March 8, 2011. Prior to such date, he served both as an executive officer of Del Monte (as President and Chief Executive Officer) and as the Chairman of our Board of Directors. He did not receive any incremental compensation for his service as a director of Del Monte.
(3)	Mr. Meyers resigned from his positions with Del Monte effective March 8, 2011.
(4)	For all stock awards (other than the relative total shareholder return (RTSR) based performance share units), Del Monte calculated the fair value of such stock awards in accordance with FASB ASC Topic 718 by multiplying the average of the high and low price of Del Monte’s common stock on the date of grant by the number of shares subject to such stock award. Del Monte assumed zero anticipated forfeitures in connection with valuing such stock awards for purposes of FASB ASC Topic 718. For the RTSR based performance share units, Del Monte estimated fair value based on a model that considered the average of the high and low price of Del Monte’s common stock on the date of grant, the number of shares subject to such stock award, and the estimated probabilities of possible vesting outcomes. In addition, for stock awards that are not credited with dividends during the vesting period (such as performance accelerated restricted stock units (PARS) and performance share units), Del Monte reduced the value of the stock award by the present value of the expected dividend stream during the vesting period using the risk-free interest rate in accordance with FASB ASC Topic 718. Accordingly, to the extent holders of stock awards were entitled to dividends during the vesting period, dividends were factored into the FASB ASC Topic 718 fair value of the stock awards. For additional information regarding the assumptions we used in valuing stock awards, see “Note 10. Stock Plans” to our audited consolidated financial statements contained elsewhere in this prospectus.

(5)	The amounts reported as Option Awards reflect the grant date fair value calculated in accordance with FASB ASC Topic 718 of options (other than Rollover Options) granted in the applicable fiscal year but without giving effect to anticipated forfeitures. Del Monte did not incur expense in connection with the grant of the Rollover Options. For additional information regarding the grant date fair value of the Rollover Options, see footnote 12 to the Fiscal 2011 Grants of Plan-Based Awards table.

The fair value of performance-based options was determined based on an option pricing model. Key inputs were an expected life of 7.5 years, expected volatility of 40% and a risk-free rate of 2.22%. The table below presents the material stock option valuation assumptions for options (other than the performance-based options granted March 8, 2011) granted on the dates indicated.

Fiscal Year of Grant	Grant Date	Dividend Yield	Expected Volatility	Risk-free Interest Rate	Expected Life (in years)
2011	3/8/2011	0.0%	45.0%	2.8%	6.5
2011	9/23/2010	2.4%	29.4%	1.7%	6.0
2010	9/24/2009	2.6%	28.5%	2.7%	6.0
2009	9/25/2008	1.8%	26.2%	3.2%	6.0

For additional information regarding our calculation of the FASB ASC Topic 718 grant date fair value of options granted in fiscal 2011, see “Note 10. Stock Plans” to our audited consolidated financial statements contained elsewhere in this prospectus.

(6)	For more information regarding the amounts reported as All Other Compensation, see “—Narrative Discussion of Summary Compensation Table—All Other Compensation” below.

Narrative Discussion of Summary Compensation Table

Salary

The salaries listed for fiscal 2011 reflect the following:

•	the adjustments to executive officer salaries, effective September 1, 2010, made by the Compensation Committee in connection with its review of such salaries; and

•	the increase in Mr. Bodner’s salary in connection with his appointment to the position of CFO.

The amounts reported in the Salary column also include amounts that were paid in lieu of in-kind perquisites. For information regarding such amounts paid in fiscal 2011, see “—Compensation Discussion and Analysis—Components of Executive Compensation—How were the fiscal 2011 perquisite allowances determined?” The Company does not consider such cash allowances as eligible salary for purposes of the Del Monte Foods Company Annual Incentive Program or similar plans.

Stock Awards

Stock Awards include:

•	restricted stock units (in fiscal 2011 only);

•	performance accelerated restricted stock units (PARS) (other than in fiscal 2011);

•	performance share units with performance targets based on relative total shareholder return (RTSR); and

•

if applicable, deferred stock units issued as Company matching payments pursuant to the Del Monte Corporation AIP Deferred Compensation Plan with respect to the deferral of the prior year’s annual incentive award payments (for fiscal 2010 and fiscal 2009 only).

All Stock Awards related to Del Monte Foods Company common stock. See “—Fiscal 2011 Grants of Plan Based Awards” for information regarding the stock awards granted in fiscal 2011.

Option Awards

In fiscal 2011, fiscal 2010, and fiscal 2009, the named executive officers received options to purchase Del Monte Foods Company common stock under the Del Monte Foods Company 2002 Stock Incentive Plan (“2002 Stock Plan”) with a standard four-year vesting term. In addition, in fiscal 2011, Messrs. Bodner, Lommerin, Cole, and Allen also received Rollover Options and Matching Options to purchase Parent common stock as described above in “—Compensation Discussion and Analysis—Components of Executive Compensation—How were the fiscal 2011 amounts of long-term incentive awards determined?”

See “—Fiscal 2011 Grants of Plan Based Awards” for information regarding the options granted in fiscal 2011 and “—Potential Payments upon Employment Termination and Change-of-Control Events” for additional information regarding matters that could affect the vesting of outstanding options.

Non-Equity Incentive Plan Compensation

The amounts reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table reflect annual incentive awards earned under the Del Monte Foods Company Annual Incentive Program, including amounts deferred at the election of the named executive officer pursuant to the Del Monte Foods Company Deferred Compensation Plan or Del Monte Corporation AIP Deferred Compensation Plan, as applicable.

For information regarding the Del Monte Foods Company Annual Incentive Program and amounts earned thereunder by the named executive officers for fiscal 2011, see “—Compensation Discussion and Analysis—Components of Executive Compensation—How were the fiscal 2011 cash annual incentive awards determined?” and “—What were the fiscal 2011 AIP Payments for the named executive officers?”

Deferral of Non-Equity Incentive Plan Compensation. As a result of the termination of the DMFC Deferred Compensation Plan as described in “—Compensation Discussion and Analysis—Components of Executive Compensation—Does Del Monte provide supplemental retirement and deferred compensation benefits to its executives?”, no deferrals of fiscal 2011 annual incentive payments occurred. The following table sets forth the percentage of annual incentive awards earned in fiscal 2010 and fiscal 2009 deferred by each named executive officer and that were reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table for fiscal 2010 or fiscal 2009:

Name	Fiscal Year	% of Award Deferred	$ Amount Deferred	DMC AIP Deferred Compensation Plan Deferred Stock Units Issued with respect to Amount Deferred by Executive (1)
Richard G. Wolford	2010	—	$—	NA	(2)
	2009	—	—	—
David L. Meyers	2010	100%	673,868	NA	(2)
	2009	100%	685,708	73,456
Nils Lommerin	2010	100%	888,215	NA	(2)
	2009	100%	887,827	95,108
Timothy A. Cole	2010	—	—	NA	(2)
	2009	40%	234,583	25,130
David W. Allen	2010	—	—	NA	(2)
	2009	60%	262,544	28,125

(1)	Deferrals of fiscal 2009 annual incentive payments were made under the Del Monte Corporation AIP Deferred Compensation Plan. Under that Plan, amounts deferred were converted to fully vested deferred stock units based on the average of the high and low price of Del Monte Foods Company’s common stock on the date Annual Incentive Program payments were made.

Del Monte matched 25% of the amounts deferred, in the form of deferred stock units vesting over three fiscal years beginning with the fiscal year of issuance. The grant date fair values of such match amounts have been included under Stock Awards in the Summary Compensation Table for the fiscal year in which the matching payment was issued and accordingly the foregoing table does not include such matching payments.

(2)	Deferrals of fiscal 2010 annual incentive payments were made under the Del Monte Foods Company Deferred Compensation Plan. Under that Plan, deferred amounts were not converted into deferred stock units and Del Monte did not provide a match.

For additional information regarding the Del Monte Foods Company Deferred Compensation Plan and the Del Monte Corporation AIP Deferred Compensation Plan, see “—Fiscal 2011 Nonqualified Deferred Compensation—Narrative Discussion of Plans Reflected in Fiscal 2011 Nonqualified Deferred Compensation Table.”

Change in Pension Value and Nonqualified Deferred Compensation Earnings

There were no above-market or preferential earnings on nonqualified deferred compensation. Accordingly, all amounts reported reflect solely the change in the actuarial pension value under:

•	the Del Monte Corporation Retirement Plan;

•	the portion of the Del Monte Corporation Additional Benefits Plan that relates to the Del Monte Corporation Retirement Plan; and

•	the Del Monte Corporation Supplemental Executive Retirement Plan.

Generally, the change in actuarial pension value reflects the difference between the actuarial present value of accumulated benefits at the end of the fiscal year and at the end of the prior fiscal year, based on the applicable measurement date. However, in fiscal 2009 in accordance with GAAP, we moved our applicable measurement date to the end of our fiscal year (in prior fiscal years, we had used the end of March). Accordingly, the change in actuarial pension value between the end of fiscal 2008 and the end of fiscal 2009 reflects 13 (rather than 12) months of growth. The change in pension value reported in the Summary Compensation Table for fiscal 2009 has been annualized by pro-ration to provide comparability between fiscal years. Additionally, the fiscal 2011 change in actuarial pension values for Messrs. Wolford and Meyers reflects the difference between the actual value of their benefits, determined in connection with the termination of their service on March 8, 2011, and the value at the end of fiscal 2010.

For additional information regarding the Del Monte Corporation Retirement Plan; the portion of the Del Monte Corporation Additional Benefits Plan that relates to the Del Monte Corporation Retirement Plan; and the Del Monte Corporation Supplemental Executive Retirement Plan, see “—Fiscal 2011 Pension Benefits.” For information regarding Del Monte’s nonqualified deferred compensation plans, see “—Fiscal 2011 Nonqualified Deferred Compensation.”

All Other Compensation

Amounts reported in the All Other Compensation column for fiscal 2011 include the amounts detailed in the following tables:

	Acceleration of Vesting of Equity Awards ($) (1)	Make-Whole Payments ($) (2)	Transaction Bonus ($) (3)	Severance Payments ($)
Neil Harrison	$—	$—	$—	$—
Larry E. Bodner	4,544,986	45,085	400,000	—
Richard G. Wolford	33,850,234	656,040	—	7,179,271
David L. Meyers	7,564,154	12,654	—	1,916,000
Nils Lommerin	12,199,293	224,077	—	—
Timothy A. Cole	6,385,257	—	—	—
David W. Allen	4,884,790	80,812	—	—

(1)	These amounts reflect the value of the equity awards held by each individual that were subject to acceleration of vesting in connection with the Merger, in accordance with the terms of such awards. For options, this value is the difference between the per-share Merger consideration ($19.00) minus the applicable exercise price, times the number of shares subject to the option. For all other equity awards, the value is the per-share Merger consideration ($19.00) times the number of shares subject to the award.
(2)	These amounts reflect make-whole payments made in connection with the sale of shares pursuant to options exercised in an effort to reduce Del Monte’s obligation to pay parachute payment excise tax gross-ups to the executives.
(3)	This amount reflects a bonus paid by Del Monte to Mr. Bodner in connection with the Merger.

	Employer Contributions to Defined Contribution Plans		Term Life Insurance Premiums ($)	Tax Gross- Ups ($) (1)	Perquisites and Other Personal Benefits ($) (2)
Name	Company Matching Contribution Pursuant to the Del Monte Savings Plan (the 401(k) plan)($)	Amounts Contributed under the Del Monte Corporation Additional Benefits Plan relating to the Del Monte Savings Plan (the 401(k) plan)($)
Larry E. Bodner	$7,541	$5,189	$773	$—	$36,364
Richard G. Wolford	4,238	26,704	1,620	1,548	25,119
David L. Meyers	4,884	9,035	990	—	23,010
Nils Lommerin	6,781	11,852	1,165	—	38,184
Timothy A. Cole	5,836	6,742	851	5,495	44,790
David W. Allen	5,975	5,452	784	—	36,364

(1)	Tax gross-ups were paid in connection with tax obligations associated with Del Monte-related travel for the named executive officers’ spouses. Del Monte provides tax gross-ups for executive spousal travel when the travel is determined to have a business benefit to Del Monte and has been approved by the Executive Vice President and Chief Human Resources Officer. In fiscal 2011, tax gross-ups were provided in connection with spousal travel to Del Monte’s annual sales masters program and the Grocery Manufacturers Association Executive Conference.
(2)	Reflects the aggregate incremental cost of perquisites and other personal benefits provided as follows:

•	The portion attributable to each of Messrs. Bodner, Lommerin, Cole and Allen of the cost of outside legal counsel provided to the senior executive team in connection with the Merger;

•	$22,680 for each of Messrs. Wolford and Meyers in connection with the Del Monte Corporation Executive Medical Reimbursement Plan;

•	Limited use by Messrs. Meyers and Lommerin of company tickets to sporting events;

•	$2,039 for Mr. Wolford and $8,026 for Mr. Cole in connection with spousal travel; and

•	$400 for each of Messrs. Wolford and Cole in connection with Grocery Manufacturers Association Executive Conference registration fees for spouse.

Fiscal 2011 Grants of Plan-Based Awards

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (5)			All Other Stock Awards: Number of Shares of Stock or Units (#) (6)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh) (10)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (11)
Name	Grant Date	Threshold ($) (2)	Target ($) (3)	Maximum ($) (4)	Threshold (#)	Target (#)	Maximum (#)
Neil Harrison	—	$—	$—	$—	—	—	—	—	—		$—	$—	$—
Larry E. Bodner	9/23/2010				12,450	24,900	37,350						286,410
	9/23/2010							11,200					129,642
	9/23/2010								78,700	(7)	12.64		228,426
	3/8/2011				34,837	174,183	174,183				5.00		243,856
	3/8/2011								174,183	(8)	5.00		421,523
	3/8/2011								454,453	(9)	1.25		—	(12)
		50,224	284,958	569,917
Richard G. Wolford	9/23/2010				76,400	152,800	229,200						1,757,567
	9/23/2010							68,700					795,216
	9/23/2010								482,400	(7)	12.64		1,400,163
		187,277	1,062,565	2,125,130
David L. Meyers	9/23/2010				14,950	29,900	44,850						343,922
	9/23/2010							13,500					156,265
	9/23/2010								94,400	(7)	12.64		273,995
		57,917	328,605	657,210
Nils Lommerin	9/23/2010				28,650	57,300	85,950						659,088
	9/23/2010							25,800					298,640
	9/23/2010								180,900	(7)	12.64		525,061
	3/8/2011				104,886	524,432	524,432				5.00		734,205
	3/8/2011								524,433	(8)	5.00		1,269,128
	3/8/2011								1,190,182	(9)	1.25		—	(12)
		91,180	517,333	1,034,667
Timothy A. Cole	9/23/2010				13,700	27,400	41,100						315,166
	9/23/2010							12,300					142,375
	9/23/2010								86,500	(7)	12.64		251,066
	3/8/2011				34,906	174,529	174,529				5.00		244,341
	3/8/2011								174,529	(8)	5.00		422,360
	3/8/2011								638,842	(9)	1.25		—	(12)
		58,356	331,100	662,200
David W. Allen	9/23/2010				12,450	24,900	37,350						286,410
	9/23/2010							11,200					129,642
	9/23/2010								78,700	(7)	12.64		228,426
	3/8/2011				48,671	243,355	243,355				5.00		340,697
	3/8/2011								243,355	(8)	5.00		588,919
	3/8/2011	47,918	271,875	543,750					648,946	(9)	1.25		—	(12)

(1)	These amounts reflect possible payouts of amounts that could have been earned with respect to fiscal 2011 at threshold, target and maximum levels, respectively, under the Del Monte Foods Company Annual Incentive Plan (“AIP”). Actual amounts earned for fiscal 2011 under the AIP have been reported in the Summary Compensation Table as Non-Equity Incentive Plan Compensation for fiscal 2011.
(2)	Reflects the smallest possible payout, if any payout is made, under the AIP for the applicable fiscal year. The threshold amount reflects the amount that would have been paid under the AIP with respect to fiscal 2011 if:

•	adjusted EPS had been less than 85% of target, resulting in a score of zero with respect to this objective and the net sales objective;

•	adjusted cash flow had been 85% of target, resulting in a score of 25% with respect to this objective; and

•	the named executive officer had received a score of 75% with respect to his individual objectives.

The threshold amount is not a minimum amount; AIP awards may be zero. If Del Monte’s adjusted cash flow had been less than 85% of the target established under the AIP for fiscal 2011 (in addition to an adjusted EPS less than 85% of target), none of the named executive officers would have been entitled to receive an award under the AIP for fiscal 2011. Additionally, if a named executive officer had received a score of less than 75% with respect to his individual objectives, such named executive officer would not have received an award for fiscal 2011.

(3)	Reflects the target payout under the AIP for fiscal 2011. The target amount reflects the amount that would have been paid under the AIP with respect to fiscal 2011 if:

•	adjusted EPS had been 100% of target;

•	net sales had been 100% of target;

•	adjusted cash flow had been 100% of target; and

•	the named executive officer had received a score of 100% with respect to his individual objectives.

For additional information regarding the Del Monte Foods Company Annual Incentive Plan, including fiscal 2011 targets, see “—Compensation Discussion and Analysis.”

(4)	Reflects the maximum possible payout under the AIP for fiscal 2011. The maximum amount reflects the amount that would have been paid under the AIP with respect to fiscal 2011 if:

•	adjusted EPS had been at or above 115% of target, resulting in a score of 200% with respect to this objective;

•	net sales had been at or above 104% of target, resulting in a score of 200% with respect to this objective;

•	adjusted cash flow had been at or above 115% of target, resulting in a score of 200% with respect to this objective; and

•	the named executive officer had received a score of 200% with respect to his individual objectives.

200% is the maximum score that may be associated with any objective under the AIP. Accordingly, the maximum possible amount payable under the AIP is twice an executive’s target amount, subject to the maximum specified payout of $3 million per person that was applicable in fiscal 2011.

(5)	The September 23, 2010 grants in this column reflect performance share units granted pursuant to the 2002 Stock Plan that were subject to vesting based on DMFC’s achievement of relative total shareholder return (RTSR) over fiscal 2012 through fiscal 2014. DMFC’s total shareholder return over the performance period (using the first and last months of the performance period to calculate the total shareholder return) would have been compared to the total shareholder return of the established comparator companies. The RTSR would have been the percentile ranking of DMFC’s total shareholder return as compared to that of its RTSR performance comparator group. Performance share units were subject to vesting (calculated as a percentage of the target award) based on relative total shareholder return as follows:

Relative Total Shareholder Return: Company Performance Percentile	Percentage of Target Award Vested
≥75th percentile	150%	(Maximum)
≥68.75, but <75	125
≥62.5, but <68.75	100	(Target)
≥56.5, but <62.5	75
≥50, but <56.5	50	(Threshold)
<50	—

The March 8, 2011 grants reflect shares of Parent common stock underlying performance-based options granted pursuant to the 2011 Stock Plan. Such options generally vest at the end of each of fiscal years 2012 through 2016 if Parent achieves a pre-determined EBITDA-related financial target with respect to such fiscal year. With respect to the targets for fiscal 2012 through fiscal 2015, in the event any such annual target is not achieved, those options that would have become vested pursuant to the achievement of such target may nevertheless vest at the end of the subsequent fiscal year if Parent achieves the applicable cumulative EBITDA-related financial target.

(6)	These amounts reflect shares of DMFC common stock underlying restricted share units granted pursuant to the 2002 Stock Plan. The restricted stock units were subject to vesting over a four-year period, with one-quarter of the units vesting on each of the second and third anniversaries of the grant date, and the remainder vesting on the fourth anniversary of the grant date.
(7)	These amounts reflect shares of DMFC common stock underlying options granted in fiscal 2011 under the 2002 Stock Plan. Options were subject to a vesting at the rate of 25% annually over four years.
(8)	These amounts reflect shares of Parent common stock underlying options granted pursuant to the 2011 Stock Plan. Options generally vest at the rate of 20% annually over five years.

(9)	These amounts reflect shares of Parent common stock underlying vested options (“Rollover Options”) granted pursuant to the 2011 Stock Plan in connection with the rollover of outstanding options previously granted under the 2002 Stock Plan.
(10)	The exercise price for options granted under the 2002 Stock Plan was the fair market value of DMFC’s common stock on the grant date, determined in accordance with the 2002 Stock Incentive Plan based on the average of the high and low price of DMFC’s common stock on the New York Stock Exchange on such date. The exercise price for options, other than the Rollover Options granted pursuant to the 2011 Stock Plan, is the fair market value of Parent’s common stock on the grant date. The exercise price of the Rollover Options was determined in accordance with applicable tax rules governing the conversion of options in the context of a change-in-control transaction.
(11)	These amounts reflect the aggregate grant date fair value of the awards, computed in accordance with FASB ASC Topic 718.
(12)	There was no incremental expense associated with the Rollover Options, as the Rollover Option grants represented a value-for-value exchange of options in connection with the Merger. The grant date fair value of the Rollover Options is as follows: Mr. Bodner: $2,272,265, Mr. Lommerin: $5,950,910, Mr. Cole: $3,194,210, Mr. Allen: $3,244,730.

See “—Potential Payments upon Employment Termination and Change-of-Control Events” for additional information that could affect the payment of awards reported in the Fiscal 2011 Grants of Plan-Based Awards Table.

Outstanding Equity Awards at Fiscal 2011 Year End

		Option Awards
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (3)	Option Exercise Price ($)	Option Expiration Date (4)
Neil Harrison	—	—	—	—	—	—
Larry E. Bodner	3/8/2011	32,773			1.25	9/27/2017
	3/8/2011	149,733			1.25	9/25/2018
	3/8/2011	138,472			1.25	9/24/2019
	3/8/2011	133,475			1.25	9/23/2020
	3/8/2011		174,183	174,183	5.00	3/8/2021
Richard G. Wolford	—	—	—	—	—	—
David L. Meyers	—	—	—	—	—	—
Nils Lommerin	3/8/2011	86,700			1.25	9/27/2017
	3/8/2011	418,804			1.25	9/25/2018
	3/8/2011	377,872			1.25	9/24/2019
	3/8/2011	306,806			1.25	9/23/2020
	3/8/2011		524,433	524,432	5.00	3/8/2021
Timothy A. Cole	3/8/2011	223,402			1.25	9/25/2018
	3/8/2011	268,736			1.25	9/24/2019
	3/8/2011	146,704			1.25	9/23/2020
	3/8/2011		174,529	174,529	5.00	3/8/2021
David W. Allen	3/8/2011	31,375			1.25	9/27/2017
	3/8/2011	299,467			1.25	9/25/2018
	3/8/2011	184,629			1.25	9/24/2019
	3/8/2011	133,475			1.25	9/23/2020
	3/8/2011		243,355	243,355	5.00	3/8/2021

(1)	These amounts reflect shares of Parent common stock underlying vested options (“Rollover Options”) granted pursuant to the 2011 Stock Plan in connection with the rollover and conversion of outstanding options previously granted under the 2002 Stock Plan.
(2)	These amounts reflect shares of Parent common stock underlying options granted pursuant to the 2011 Stock Plan. Options generally vest at the rate of 20% annually over five years.
(3)

These amounts reflect shares of Parent common stock underlying performance-based options granted pursuant to the 2011 Stock Plan. Such options generally vest at the end of each of fiscal years 2012 through

2016 if Parent achieves a pre-determined EBITDA-related financial target with respect to such fiscal year. With respect to the targets for fiscal years 2012 through 2015, in the event any such annual target is not achieved, those options that would have become vested pursuant to the achievement of such target may nevertheless vest at the end of the subsequent fiscal year if Parent achieves the applicable cumulative EBITDA-related financial target.
(4)	Options generally have a 10-year term. With respect to the Rollover Options, the term commencement date was the grant date of the original option which was granted under the 2002 Stock Plan and rolled into the 2011 Stock Plan. All or a portion of an option may expire prior to its stated expiration date in the event of the optionee’s termination of employment.

Additionally, see “—Potential Payments upon Employment Termination and Change-of-Control Events” for additional information that could affect the vesting of options.

Fiscal 2011 Option Exercises and Stock Vested

	Option Awards (1)		Stock Awards (2)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Neil Harrison	—	—	—	$—
Larry E. Bodner	280,300	2,169,445	176,483	3,225,189
Richard G. Wolford	6,721,100	60,259,137	1,579,912	27,844,681
David L. Meyers	1,788,600	14,216,487	360,583	6,360,970
Nils Lommerin	1,047,500	9,133,656	507,894	9,167,275
Timothy A. Cole	449,600	2,839,078	278,766	4,978,467
David W. Allen	471,430	3,519,074	192,587	3,528,911

(1)	In connection with the Merger, each option outstanding under the 2002 Stock Plan, other than certain options which were converted into new options to buy Parent common stock, was cancelled in exchange for a cash payment equal to the product of (x) the number of shares subject to the option and (y) the difference between the per-share Merger consideration ($19.00) and the option exercise price. For options subject to such cashout in connection with the Merger, the Number of Shares Acquired on Exercise column reflects the number of shares underlying such options.
(2)	Amounts reported in the Number of Shares Acquired on Vesting column reflect the vesting, pursuant to the achievement of applicable financial performance targets, of shares of common stock subject to performance share units granted in fiscal 2006 and 2007, as well as the vesting of shares subject to performance accelerated restricted stock units (PARS) granted in fiscal 2006, fiscal 2007, and fiscal 2008. In addition, in connection with the Merger, all outstanding stock awards became fully vested. Accordingly, the Number of Shares Acquired on Vesting column also reflects the vesting of all stock awards that remained outstanding immediately prior to the closing of the Merger.

Fiscal 2011 Pension Benefits

Name	Plan Name (1)	Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($) (3)	Payments During Last Fiscal Year ($)
Neil Harrison	—	—		—	—
Larry E. Bodner	Qualified Pension Plan	7.81		132,498	—
	Additional Benefits Plan—Qualified Pension Plan Portion	7.81		139,832	—
	SERP	7.81		77,795	—

Richard G. Wolford	Qualified Pension Plan	13.88		—	442,145
	Additional Benefits Plan—Qualified Pension Plan Portion	13.88		3,179,904	—
	SERP	13.88		4,043,752	—

David L. Meyers	Qualified Pension Plan	37.77	(2)	—	1,139,027
	Additional Benefits Plan—Qualified Pension Plan Portion	37.77	(2)	1,411,433	—
	SERP	37.77	(2)	2,644,390	—

Nils Lommerin	Qualified Pension Plan	8.14		131,872	—
	Additional Benefits Plan—Qualified Pension Plan Portion	8.14		365,266	—
	SERP	8.14		221,560	—

Timothy A. Cole	Qualified Pension Plan	6.65		155,679	—
	Additional Benefits Plan—Qualified Pension Plan Portion	6.65		340,057	—
	SERP	6.65		126,764	—

David W. Allen	Qualified Pension Plan	4.90		102,007	—
	Additional Benefits Plan—Qualified Pension Plan Portion	4.90		182,544	—
	SERP	4.90		48,689	—

(1)	For purposes of the above table:

•	Qualified Pension Plan is the Del Monte Corporation Retirement Plan;

•	Additional Benefits Plan—Qualified Pension Plan Portion is the portion of the Del Monte Corporation Additional Benefits Plan that relates to the Del Monte Corporation Retirement Plan; and

•	SERP is the Del Monte Corporation Supplemental Executive Retirement Plan.

(2)	Mr. Meyers’ credited years of service correspond to his aggregate actual service with various entities that were or became affiliated with Del Monte, beginning with his May 29, 1973 hire date with Standard Brands, Inc. Mr. Meyers transferred to Del Monte Corporation in May 1989.

Del Monte’s general policy is to recognize all actual years of service with Del Monte and any predecessor employers where the pension liability is transferred to Del Monte or as otherwise negotiated for acquired employees generally in an acquisition agreement. In general, it is Del Monte’s policy not to grant any extra years of credited service above such actual service.

(3)	The Present Value of Accumulated Benefit generally represents the lump sum amount that would be required to be invested as of May 1, 2011 at a fixed interest rate of 5.5% per annum in order to pay the named executive officer upon retirement at age 65 a lump sum equal to:

•

the named executive officer’s accrued benefit under the applicable plan as of the pension plan measurement date used for purposes of preparing Del Monte’s financial statements in accordance with generally accepted accounting principles in the U.S. (which for fiscal 2011 was May 1, 2011); and

•

for the Qualified Pension Plan and Additional Benefits Plan—Qualified Pension Plan Portion, interest credits on such accrued benefit amount until the named executive officer reaches age 65, calculated at 4.75% per annum.

The Present Value of Accumulated Benefit has been calculated using the same methods and assumptions as those used by Del Monte in the production of its GAAP financial statements as included in this prospectus, except retirement age is assumed to be age 65 and no pre-retirement decrements are assumed. Additionally, for any named executive officer who is age 65 or over as of January 1, 2011, employment status used for calculating the Present Value is determined as of the last day of the fiscal year.

The Present Value of Accumulated Benefit has been calculated in accordance with applicable SEC rules and, other than with respect to Messrs. Wolford and Meyers, does not represent actual amounts payable to the named executive officers under each plan. For example, at the end of fiscal 2011, no amounts were payable to Mr. Allen under the Del Monte Corporate Supplemental Executive Retirement Plan (or SERP) because Mr. Allen did not have five years of service on such date. Amounts reported for Messrs. Wolford and Meyers represent the actual amount of their benefits to be paid as determined in connection with their termination of service on March 8, 2011. Pursuant to the terms of the applicable plan, amounts for Messrs. Wolford and Meyers are payable in the seventh month following the termination of their employment or, with respect to the Additional Benefits Plan—Qualified Pension Plan Portion, in January of the year following the year of their termination, if later.

Narrative Discussion of Plans Reflected in Fiscal 2011 Pension Benefits Table

Del Monte currently sponsors three defined benefit pension plans that apply to the named executive officers:

•	the Del Monte Corporation Retirement Plan (the “Qualified Pension Plan”), which provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Internal Revenue Code;

•

the portion of the Del Monte Corporation Additional Benefits Plan relating to the Qualified Pension Plan, which provides unfunded, nonqualified benefits in excess of the limits applicable to the Qualified Pension Plan; and

•

the Del Monte Corporation Supplemental Executive Retirement Plan (“SERP”), which provides unfunded, nonqualified benefits that are reduced by benefits under the Qualified Pension Plan and the portion of the Additional Benefits Plan relating to the Qualified Pension Plan.

The information below describes the material factors necessary to understand the pension benefits that are provided to the named executive officers under these three plans. For a discussion of the reasons for Del Monte providing these plans, please see “—Compensation Discussion and Analysis.”

Del Monte Corporation Retirement Plan

The Qualified Pension Plan was formed pursuant to the merger of Del Monte’s three qualified defined benefit pension plans, including the Del Monte Corporation Retirement Plan for Salaried Employees which became effective January 1, 1990. As applicable to non-seasonal salaried employees, the Qualified Pension Plan is a non-contributory, cash balance defined benefit retirement plan covering eligible employees of Del Monte. Under the plan as applicable to non-seasonal salaried employees, a participant becomes fully vested in his benefits after completing three years of service, and from that time, a participant is entitled to receive benefits upon termination of employment for any reason. In general, a non-seasonal salaried employee becomes a participant in the Qualified Pension Plan after completion of one year of service.

Benefit Amount. Monthly credits equal to a percentage of eligible compensation are made to each participant’s Personal Retirement Account (“PRA”) within the Qualified Pension Plan. The PRA, which is a hypothetical account, accumulates these compensation credits as well as interest credits on the participant’s account balance. Upon becoming a participant, a “catch-up” amount is credited. This catch-up amount is the sum of compensation credits and interest credits that would have been made under the Qualified Pension Plan if the participant had been eligible to participate starting at his date of employment with Del Monte.

Prior to January 1, 2005, the monthly compensation credits were determined in accordance with the following schedule:

Participant Age	All Monthly Compensation	Monthly Compensation Above Social Security Wage Base
Below age 35	4.0%	3.0%
35 but below 45	5.0%	3.0%
45 but below 55	6.0%	3.0%
55 and over	7.0%	3.0%

The calculation of compensation credits under the Qualified Pension Plan was changed to the following schedule for all active participants on and after January 1, 2005:

Participant Age	Percentage of Monthly Compensation
Below 30	3.0%
30 but below 35	4.0%
35 but below 40	5.0%
40 but below 45	6.0%
45 but below 50	8.0%
50 but below 55	10.0%
55 but below 60	11.0%
60 but below 65	12.0%
Age 65 and over	13.0%

Eligible compensation for the named executive officers primarily includes:

•	base pay; and

•	awards under the Del Monte Foods Company Annual Incentive Plan or Program that are not deferred by the executive.

Eligible compensation does not include, among other items:

•	equity compensation, or

•	severance payments in any form.

Notwithstanding the foregoing, compensation used to calculate benefits under the Qualified Pension Plan may not exceed the compensation limit under the Internal Revenue Code. In calendar 2010, this limit was $245,000. In addition, benefits provided under the Qualified Pension Plan may not exceed the benefit amount limit under the Internal Revenue Code. In calendar 2010, this limit was $195,000 payable as a single life annuity beginning at normal retirement age or its equivalent. Benefits that cannot be provided under the Qualified Pension Plan due to these limits are instead provided under the portion of the Del Monte Corporation Additional Benefits Plan that relates to the Qualified Pension Plan, which is discussed below.

The rate used for calculating interest credits under the Qualified Pension Plan was 110% of the interest rate published by Pension Benefit Guaranty Corporation until January 1, 1998 when it changed to 1.5% plus the yield on the 12-month Treasury Bill rate, which was replaced as of June 1, 2001 by 1.5% plus the yield on the 6-month Treasury Bill rate. Effective January 1, 2008, the annual effective rate may not be less than 4.5%. If 1.5% plus the yield on the 6-month Treasury Bill rate results in an annual effective rate of less than 4.5%, a year-end adjustment is made for participants in the plan during that year.

Distribution of Benefits. As a cash balance pension plan, the Qualified Pension Plan provides a lump sum benefit equal to the participant’s PRA account balance. The benefit is payable at any age, provided a participant is vested. However, no benefits are paid prior to termination of employment. Benefits are also available in the form of actuarially equivalent annuities. The factors for converting PRA account balances to annuities are based on the 30-Year Treasury Bond rates or, effective January 1, 2008, the segmented rates provided under the Pension Protection Act of 2006, as well as an IRS specified mortality table.

Del Monte Corporation Additional Benefits Plan—Portion Relating to the Del Monte Corporation Retirement Plan

The portion of the Del Monte Corporation Additional Benefits Plan that relates to the Qualified Pension Plan (the “Additional Benefits Plan—Qualified Pension Plan Portion”) is a nonqualified benefit plan that provides supplemental benefits equal to certain benefits that cannot be paid under the Qualified Pension Plan due to Internal Revenue Code limits, as described above under “Del Monte Corporation Retirement Plan.” Additionally, the Additional Benefits Plan—Qualified Pension Plan Portion provides benefits with respect to awards under the Del Monte Foods Company Annual Incentive Plan or Program that were deferred under the Del Monte Corporation AIP Deferred Compensation Plan or the Del Monte Foods Company Deferred Compensation Plan, because such deferred amounts are not included as eligible compensation under the Qualified Pension Plan. Benefits under the Additional Benefits Plan—Qualified Pension Plan Portion vest at the same time as benefits under the Qualified Pension Plan and are determined using a hypothetical account balance as in the Qualified Pension Plan. Participation in the Additional Benefits Plan—Qualified Pension Plan Portion does not begin until the employee is a participant in the Qualified Pension Plan.

No funds are set aside in a trust for payment of benefits under the Additional Benefits Plan. Rather, benefits are paid from Del Monte’s general assets. Accordingly, participants in the Additional Benefits Plan are general creditors of Del Monte with respect to the payment of these benefits.

Benefit Amount. Benefits are determined in the same manner, including the catch-up upon becoming a participant, as under the Qualified Pension Plan, but based on compensation and benefit amounts in excess of the qualified plan limits under the Internal Revenue Code and including deferred Del Monte Foods Company Annual Incentive Plan or Program awards.

For Mr. Meyers, the Additional Benefits Plan—Qualified Pension Plan Portion also provided an additional retirement benefit with respect to resignation for good reason that applied the Qualified Pension Plan formula and the Additional Benefits Plan—Qualified Pension Plan Portion formula to all cash severance pay as if it were pensionable compensation and credits such calculated amounts under the Additional Benefits Plan. This provision of the Additional Benefits Plan largely reflects a contractual obligation Del Monte has to Mr. Meyers, which has been in place for a number of years.

Distribution of Benefits. Vested benefits under the Additional Benefits Plan—Qualified Pension Plan Portion are paid in the seventh full calendar month after termination of employment for any reason (including death). Benefits are paid as a lump sum equal to the participant’s hypothetical account balance under the Plan.

Del Monte Corporation Supplemental Executive Retirement Plan (SERP)

The Del Monte Corporation Supplemental Executive Retirement Plan (“SERP”) was established effective December 20, 2002 for named former Heinz employees (“Heinz Participants”), as required in connection with

Del Monte’s acquisition of certain former businesses of H.J. Heinz Company. Effective as of January 1, 2005, the SERP was amended and restated to also include all employees at the level of vice president or above who are not otherwise Heinz Participants (“Del Monte Participants”). A Del Monte Participant generally was required to remain employed until at least December 20, 2007 (five years following the consummation of the merger with the former Heinz businesses) in order for such Del Monte Participant to vest in the SERP benefit. Messrs. Bodner, Wolford, Meyers, Lommerin, Cole, and Allen are Del Monte Participants.

Like the Additional Benefits Plan—Qualified Pension Plan Portion, the SERP is a nonqualified benefit plan. No funds are set aside in a trust for payment of benefits under the SERP. Rather, benefits are paid from Del Monte’s general assets. Accordingly, participants in the SERP are general creditors of Del Monte with respect to the payment of these benefits.

A participant vests in his SERP benefit upon attaining age 55 and at least 5 years of service. Additionally, in order to vest in his SERP benefit, a Del Monte Participant must be employed at the level of vice president or higher for at least three years.

Benefit Amount. The SERP benefit is a lump sum benefit equal to a multiple of final average compensation (which, for purposes of the SERP, is the average of the highest five calendar years of compensation out of the last 10 years), offset by other benefits as described below. Eligible compensation under the SERP includes all eligible compensation under the Qualified Pension Plan, without regard to Internal Revenue Code limits. Additionally, as under the Additional Benefits Plan—Qualified Pension Plan Portion, awards under the Del Monte Foods Company Annual Incentive Plan or Program that are deferred under the Del Monte Corporation AIP Deferred Compensation Plan are also included as eligible compensation under the SERP.

The multiple of final average compensation used is based on years of service:

Years of Service (1)	Multiple of Final Average Compensation
Less than 5 years	—
5 years	1.0
10 years	2.0
15 years	3.0
20 years	3.5
25 years	4.0
30 years	4.5
35 years	5.0 Maximum

(1)	For ease of presentation, years of service and the corresponding multiple of final average compensation are presented in the table above in five-year increments. However, between five and thirty-five years of service, the multiple actually increases based on one-year increments.

The SERP benefit is reduced by any benefits payable to the named executive officer under Del Monte’s qualified and other nonqualified pension plans. Notwithstanding the foregoing, the SERP benefit is not reduced by benefits based on employee contributions under any plan or employer matching contributions in any 401(k) plan, including the Del Monte Savings Plan.

Distribution of Benefits. For each named executive officer, a SERP benefit is paid in a lump sum in the seventh full calendar month after termination of employment for any reason other than death or cause, provided he is vested in his benefit. If a participant dies while actively employed but after vesting in his SERP benefit, a benefit of 85% of the SERP benefit is paid to the designated beneficiary on the thirtieth day following the date of death. Termination for cause (as defined in the SERP) results in complete forfeiture of SERP benefits. “Cause” is based on the definition of “cause” in the executive’s employment agreement.

Fiscal 2011 Nonqualified Deferred Compensation

Name	Plan Name (1)	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Neil Harrison	—	$—	$—	$—	$—	$—

Larry E. Bodner	DMC AIP Deferred Compensation Plan	—	—	39,437	132,365	34,361
	DMFC Deferred Compensation Plan	—	—	—	—	—
	Additional Benefits Plan—401(k) Plan Portion	—	5,189	—	5,189	—
	Deferred PARS	—	—	—	—	—

Richard G. Wolford	DMC AIP Deferred Compensation Plan	—	—	641,439	2,181,014	543,946
	DMFC Deferred Compensation Plan	—	—	—	—	—
	Additional Benefits Plan—401(k) Plan Portion	—	26,704	3,096	26,704	201,427
	Deferred PARS	—	—	715,529	2,866,545	—

David L. Meyers	DMC AIP Deferred Compensation Plan	—	—	747,968	2,524,789	651,026
	DMFC Deferred Compensation Plan	673,868	—	—	673,868	—
	Additional Benefits Plan—401(k) Plan Portion	—	9,035	—	9,035	—
	Deferred PARS	—	—	160,005	641,012	—

Nils Lommerin	DMC AIP Deferred Compensation Plan	—	—	1,303,418	4,571,743	1,122,576
	DMFC Deferred Compensation Plan	888,215	—	—	888,215	—
	Additional Benefits Plan—401(k) Plan Portion	—	11,852	—	11,852	—
	Deferred PARS	—	—	—	—	—

Timothy A. Cole	DMC AIP Deferred Compensation Plan	—	—	316,492	1,064,798	275,612
	DMFC Deferred Compensation Plan	—	—	—	—	—
	Additional Benefits Plan—401(k) Plan Portion	—	6,742	380	—	31,432
	Deferred PARS	—	—	—	—	—

David W. Allen	DMC AIP Deferred Compensation Plan	—	—	297,848	999,744	259,482
	DMFC Deferred Compensation Plan	—	—	—	—	—
	Additional Benefits Plan—401(k) Plan Portion	—	5,452	—	5,452	—
	Deferred PARS	—	—	—	—	—

(1)	For purposes of the above table:
•	DMC AIP Deferred Compensation Plan is the Del Monte Corporation AIP Deferred Compensation Plan (which was frozen in fiscal 2010);
•	DMFC Deferred Compensation Plan is the Del Monte Foods Company Deferred Compensation Plan (which replaced the frozen Del Monte Corporation AIP Deferred Compensation Plan);

•	Additional Benefits Plan—401(k) Plan Portion is the portion of the Del Monte Corporation Additional Benefits Plan that relates to the Del Monte Savings Plan, a 401(k) plan; and
•	Deferred PARS represent performance accelerated restricted stock units (PARS) awarded under the Del Monte Foods Company 2002 Stock Incentive Plan that have vested but were deferred.

Narrative Discussion of Fiscal 2011 Nonqualified Deferred Compensation Table

DMC AIP Deferred Compensation Plan

Executive Contributions in Last Fiscal Year. The DMC AIP Deferred Compensation Plan was frozen in fiscal 2010, and no new deferrals with respect to fiscal 2010 or any plan year thereafter were permitted.

Registrant Contributions in Last Fiscal Year. There were no registrant contributions with respect to the DMC AIP Deferred Compensation Plan in fiscal 2011.

Aggregate Earnings in Last Fiscal Year. With respect to the DMC AIP Deferred Compensation Plan, the Aggregate Earnings in Last Fiscal Year column reflects the crediting of dividends, which are converted into additional deferred stock units. The dollar amount of dividends that were converted during fiscal 2011 and the related deferred stock units issued to the named executive officers are set forth below. These deferred stock units were subject to vesting to the same extent as the deferred stock units with respect to which they were issued.

Name	Dividends Credited in Fiscal 2011 with respect to Deferred Stock Units Issued under the DMC AIP Deferred Compensation Plan ($)	Deferred Stock Units Issued in Fiscal 2011 in Lieu of Dividends (#)
Neil Harrison	$—	—
Larry E. Bodner	2,752	189
Richard G. Wolford	45,034	3,088
David L. Meyers	52,477	3,599
Nils Lommerin	94,907	6,508
Timothy A. Cole	22,131	1,518
David W. Allen	20,780	1,425

With respect to the DMC AIP Deferred Compensation Plan, the Aggregate Earnings in Last Fiscal Year column also reflects the impact of changes in the value of the DMFC common stock underlying the deferred stock units credited to each named executive officer. Such impact has been calculated as follows:

•

With respect to any deferred stock units issued in fiscal 2011, the per-share Merger consideration paid in connection with the Merger ($19.00) minus the value used to determine the number of deferred stock units to be issued (i.e., the average of the high and low price of DMFC common stock on the applicable issuance date); and

•

With respect to any deferred stock units issued prior to fiscal 2011, the per-share Merger consideration paid in connection with the Merger ($19.00) minus the closing price on May 2, 2010 (the last business day of fiscal 2010).

On March 8, 2011, following the consummation of the Merger, the deferred stock units allocated to the employer contribution accounts were converted to cash and allocated to hypothetical investment accounts selected by the executive and credited with gains or losses according to the gains or losses of the investments to which the hypothetical investment accounts are linked. Aggregate Earnings in Last Fiscal Year column also reflects the impact of changes in the value of such investments.

Aggregate Withdrawals / Distributions. In connection with the Merger, all deferred stock units allocated to employee contribution accounts were converted to cash, based on the per-share Merger consideration of $19.00, and distributed upon the closing of the Merger. Deferred stock units allocated to employer contribution accounts were converted to cash and remain subject to deferral.

Aggregate Balance at Last Fiscal Year-End. With respect to the DMC AIP Deferred Compensation Plan, the Aggregate Balance at Last Fiscal Year-End column represents the value of the employer contribution accounts held by the named executive officers at the end of fiscal 2011. No funds are set aside in a trust for payment of benefits under the DMC AIP Deferred Compensation Plan. Rather, benefits are paid from Del Monte’s general assets. Accordingly, participants in the DMC AIP Deferred Compensation Plan are general creditors of Del Monte with respect to the payment of these benefits.

DMFC Deferred Compensation Plan

Executive Contributions in Last Fiscal Year. The amount reported under the Executive Contributions in Last Fiscal Year column with respect to the DMFC Deferred Compensation Plan represents the portion of the Annual Incentive Program payment relating to fiscal 2010 that was deferred by the named executive officer. Annual Incentive Program payments typically occur in late June/early July, following completion of Del Monte’s fiscal year and determination by the Compensation Committee of the appropriate award amount for each executive officer. Accordingly, such amounts did not become executive contributions and were not credited under the DMFC Deferred Compensation Plan until fiscal 2011. Amounts contributed by each named executive officer in fiscal 2011 under the DMFC Deferred Compensation Plan have been reported in the Summary Compensation Table as Non-Equity Incentive Plan Compensation for fiscal 2010.

Registrant Contributions in Last Fiscal Year. There are no registrant contributions under the DMFC Deferred Compensation Plan.

Aggregate Earnings in Last Fiscal Year. Cash amounts deferred under the DMFC Deferred compensation Plan are allocated to hypothetical investment accounts selected by the executive and credited with gains or losses according to the gains or losses of the investments to which the hypothetical investment accounts are linked.

Aggregate Withdrawals / Distributions. As described above in “—Compensation Discussion and Analysis—Overview—Effect of the Merger on Certain Compensation Arrangements,” all deferral accounts under the DMFC Deferred Compensation Plan were distributed in connection with the closing of the Merger.

Additional Benefits Plan—401(k) Plan Portion

Executive Contributions in Last Fiscal Year. There are no executive contributions under the portion of the Del Monte Corporation Additional Benefits Plan that relates to the Del Monte Savings Plan (a 401(k) plan).

Registrant Contributions in Last Fiscal Year. The amount reported under the Registrant Contributions in Last Fiscal Year column with respect to the Additional Benefits Plan—401(k) Plan Portion represents supplemental matching contributions made by Del Monte that cannot be provided under the Del Monte Savings Plan due to Internal Revenue Code limits. All such amounts have been included in the Summary Compensation Table as All Other Compensation for fiscal 2011.

Under the Additional Benefits Plan—401(k) Plan Portion, supplemental matching contributions based on the matching contribution terms of the Del Monte Savings Plan are paid in a lump sum in the calendar year after the Internal Revenue Code limitation would have been applied, or, if the participant elects before the beginning of that calendar year, supplemental matching contributions are deferred. Del Monte’s contributions under this Plan are not impacted by whether a participant elects to defer such contributions or not. Additionally, Del Monte’s contributions under this Plan are not impacted by whether a participant elects to defer compensation under the 401(k) Plan or not.

Aggregate Earnings in Last Fiscal Year. With respect to the Additional Benefits Plan—401(k) Plan Portion, reported amounts in the Aggregate Earnings in Last Fiscal Year column represent earnings on amounts deferred by the participant in prior years. For information regarding how these earnings are calculated, see “—Narrative Discussion of Plans Reflected in Fiscal 2011 Nonqualified Deferred Compensation Table—Del Monte Corporation Additional Benefits Plan—Portion Relating to the Del Monte Savings Plan—Earnings” below.

If a participant did not elect to defer supplemental matching contributions under the Additional Benefits Plan—401(k) Plan Portion, such contributions are withdrawn soon after contribution and there are no earnings with respect to such amounts.

Aggregate Withdrawals / Distributions. With respect to the Additional Benefits Plan—401(k) Plan Portion, the Aggregate Withdrawals/Distributions column for Messrs. Bodner, Wolford, Meyers, Lommerin and Allen represents amounts paid during fiscal 2011 because Messrs. Bodner, Wolford, Meyers, Lommerin and Allen did not elect to defer the supplemental matching contributions for calendar 2010. Mr. Cole elected to defer such supplemental matching contributions for calendar 2010 and accordingly had no distributions under this Plan in fiscal 2011.

Aggregate Balance at Last Fiscal Year-End. With respect to the Additional Benefits Plan—401(k) Plan Portion, the Aggregate Balance at Last Fiscal Year-End column reflects amounts deferred by the named executive officer, together with aggregate earnings. Because Messrs. Bodner, Meyers, Lommerin and Allen have never deferred their supplemental matching contributions, none of them currently has a balance under the Additional Benefits Plan—401(k) Plan Portion. Although Mr. Wolford did not defer his supplemental matching contribution for calendar 2010, he had deferred such contributions for certain previous calendar years, generating (with earnings) the aggregate balance reflected in the Fiscal 2010 Nonqualified Deferred Compensation Table. Mr. Cole deferred his supplemental matching contribution for calendar 2010 and for prior years, generating the aggregate balance reflected in the table.

Deferred PARS

Executive Contributions in Last Fiscal Year. The Deferred PARS resulted from a one-time deferral in fiscal 2010 of vested PARS. There were no executive contributions in connection with the Deferred PARS in fiscal 2011.

Registrant Contributions in Last Fiscal Year. There were no registrant contributions in connection with the Deferred PARS in fiscal 2011.

Aggregate Earnings in Last Fiscal Year. With respect to the Deferred PARS, the Aggregate Earnings in Last Fiscal Year column reflects the crediting of dividends, which were converted into additional deferred stock units. The dollar amount of dividends that were converted during fiscal 2011 and the related deferred stock units issued to the named executive officers are set forth below.

Name	Dividends Credited in Fiscal 2011 with respect to Deferred Stock Units Issued under the Deferred PARS ($)	Deferred Stock Units Issued in Fiscal 2011 in Lieu of Dividends (#)
Neil Harrison	$—	—
Larry E. Bodner	—	—
Richard G. Wolford	26,556	1,940
David L. Meyers	5,938	434
Nils Lommerin	—	—
Timothy A. Cole	—	—
David W. Allen	—	—

With respect to the Deferred PARS, the Aggregate Earnings in Last Fiscal Year column also reflects the impact of changes in the value of the DMFC common stock underlying the deferred stock units credited to each named executive officer, calculated as the per-share merger consideration paid in connection with the Merger ($19.00) minus the value used to determine the number of deferred stock units to be issued (i.e., the average of the high and low price of Del Monte’s common stock on the applicable issuance date).

Aggregate Withdrawals / Distributions. In connection with the Merger, all deferred stock units underlying Deferred PARS were converted to cash, based on the per-share Merger consideration of $19.00, and distributed upon the closing of the Merger.

Aggregate Balance at Last Fiscal Year-End. There was no outstanding balance of Deferred PARS at the end of fiscal 2011.

Narrative Discussion of Plans Reflected in Fiscal 2011 Nonqualified Deferred Compensation Table

In fiscal 2011, Del Monte tracked nonqualified deferred compensation for its named executive officers under four plans:

•	the Del Monte Corporation AIP Deferred Compensation Plan, which allowed for deferrals of Annual Incentive Plan or Program payments, up to and including the fiscal 2009 AIP payment;

•	the Del Monte Foods Company Deferred Compensation Plan, which allowed for deferrals of Annual Incentive Plan or Program payments, beginning with the fiscal 2010 AIP payment;

•

the portion of the Additional Benefits Plan relating to the Del Monte Savings Plan, which provides supplemental matching contributions that cannot be provided under the Del Monte Savings Plan due to Internal Revenue Code limits; and

•	the 2002 Stock Plan, pursuant to which the vested but deferred performance accelerated restricted stock units (Deferred PARS) were awarded.

Del Monte Corporation AIP Deferred Compensation Plan

On September 24, 2009, the Board of Directors of Del Monte Foods Company and the Board of Directors of Del Monte Corporation (Del Monte Foods Company’s wholly owned subsidiary) froze the Del Monte Corporation AIP Deferred Compensation Plan (the “DMC AIP Deferred Compensation Plan”) effective October 1, 2009. Accordingly, on and after October 1, 2009, no new deferrals could be made under the DMC AIP Deferred Compensation Plan and no new participants could be admitted under the Plan. The freezing of the DMC AIP Deferred Compensation Plan did not affect amounts held in the Plan as of October 1, 2009 for the benefit of participants in the Plan as of October 1, 2009.

As described above in “—Compensation Discussion and Analysis—Overview—Effect of the Merger on Certain Compensation Arrangements,” the elective deferral accounts (i.e., the portion associated with amounts deferred and therefore contributed by the executive, as opposed to Company match amounts) were terminated and all obligations thereunder were distributed. Amounts associated with the employer contribution accounts (i.e., the Company match amounts and earnings thereon) became fully vested and remain outstanding and deferred.

Contributions. Eligible employees were able to elect to defer from 5% to 100% of their annual incentive award paid under the Del Monte Foods Company Annual Incentive Plan or Program. Del Monte provided a matching contribution of up to 25% of the employee’s deferral amount. The employee deferral and the Del Monte match were converted to deferred stock units at the fair market value of DMFC common stock on the day the annual incentive award was otherwise paid, specifically the average of the high and low price for DMFC common stock on such date. The employee deferrals were always 100% vested. Del Monte’s matching contributions were subject to vesting in equal installments over three fiscal years. In connection with the Merger, participants became 100% vested in Del Monte’s matching contribution.

Earnings. Prior to the Merger, deferred stock units issued pursuant to the terms of the DMC AIP Deferred Compensation Plan were credited with dividends in the form of additional deferred stock units. The number of additional deferred stock units credited was determined by multiplying the number of deferred stock units held by the named executive officer on the applicable dividend record date by the per share cash dividend declared, and then dividing such amount by the average of the high and low price of Del Monte’s common stock on the applicable dividend payment date. These additional deferred stock units were subject to vesting to the same extent as the deferred stock units with respect to which they were issued. In connection with the Merger, deferred stock units remaining outstanding under the DMC AIP Deferred Compensation Plan (i.e., amounts allocated to the employer contribution accounts) were converted to cash amounts credited to bookkeeping accounts; with respect to such amounts, employees may select from a range of phantom investment alternatives that mirror the gains and/or losses of the investment choices offered under the Del Monte Savings Plan (Del Monte’s 401(k) plan). Employees may make changes to their selection of phantom investment alternatives on a daily basis.

Distributions. As described above in “—Compensation Discussion and Analysis—Overview—Effect of the Merger on Certain Compensation Arrangements,” the amounts allocated to elective deferral accounts were distributed to the participants. Generally, vested amounts remaining deferred in the DMC AIP Deferred Compensation Plan (i.e., amounts allocated to Company match accounts) are paid following the earliest to occur of the executive officer’s termination of employment, death, or disability. Generally, payment is made in the form of either a lump sum or installments, depending on the type of event triggering payment, and any applicable executive officer elections.

Del Monte Foods Company Deferred Compensation Plan

On September 24, 2009, the Board of Directors of Del Monte Foods Company adopted the Del Monte Foods Company Deferred Compensation Plan (the “DMFC Deferred Compensation Plan”) effective October 1, 2009. Generally, employees at a vice president level or above, including executive officers, were eligible to participate in the DMFC Deferred Compensation Plan. In connection with the Merger, the DMFC Deferred Compensation Plan was terminated and all amounts outstanding thereunder were distributed to participants.

Contributions. Eligible employees were able to defer from 5% to 100% of their annual incentive award paid under the Del Monte Foods Company Annual Incentive Plan or Program. Such deferred amounts were credited to a bookkeeping account established in the name of the employee on the day the annual incentive award was otherwise paid. The employee was always 100% vested in his contribution and any earnings thereon. Del Monte did not make any matching or discretionary contributions to the DMFC Deferred Compensation Plan.

Earnings. At the time of deferral, with respect to the allocation of amounts credited to their bookkeeping accounts, employees selected from a range of phantom investment alternatives that mirrored the gains and/or losses of the investment choices (other than DMFC common stock) offered under the Del Monte Savings Plan.

Distributions. In connection with the Merger, the DMFC Deferred Compensation Plan was terminated and all amounts outstanding thereunder were distributed to participants.

Del Monte Corporation Additional Benefits Plan—Portion Relating to the Del Monte Savings Plan

The portion of the Del Monte Corporation Additional Benefits Plan that relates to the Del Monte Savings Plan (the “Additional Benefits Plan—401(k) Plan Portion”) is an “excess” benefit plan designed to provide supplemental matching contributions that cannot be provided under the Del Monte Savings Plan due to Internal Revenue Code limits. In fiscal 2011, each named executive officer other than Mr. Harrison participated in the Additional Benefits Plan—401(k) Plan Portion.

No funds are set aside in a trust for payment of benefits under the Additional Benefits Plan. Rather, benefits are paid from Del Monte’s general assets. Accordingly, participants in the Additional Benefits Plan are general creditors of Del Monte with respect to the payment of these benefits.

Contributions. There are no executive contributions under the Additional Benefits Plan.

Contributions by Del Monte are awarded once a year as of the end of the calendar year. In order to receive a contribution under the Additional Benefits Plan—401(k) Plan Portion, an executive must be eligible to participate in the Del Monte Savings Plan (one year of employment required). Additionally, an executive must be entitled to vesting of his Company matching contributions under the Del Monte Savings Plan if he were to participate in the Del Monte Savings Plan (two years of employment required). Accordingly, no amounts are contributed with respect to any executive officer until the calendar year-end following the second anniversary of an executive’s date of hire.

In general, contributions are determined by multiplying the amount of the executive’s compensation recognized for Del Monte Savings Plan purposes that exceeds applicable IRS limits ($245,000 for calendar 2011), by the maximum percentage of employee pre-tax contribution that can attract Company match amounts under the Del Monte Savings Plan (currently 6%) and by the percentage level of Company match under the Del Monte Savings Plan (currently 50%). Currently, this results in a contribution equal to 3% of compensation in excess of applicable IRS limits. Phantom interest is then applied to such amount to arrive at the actual contribution amount. The phantom interest is credited with respect to the period compensation exceeded the IRS limit and accordingly amounts could not be credited under the Del Monte Savings Plan. The rate used for such phantom interest is the same as the rate used to credit earnings under the Additional Benefits Plan—401(k) Plan Portion (as discussed below). In general, only base salary is treated as compensation under the Del Monte Savings Plan. Equity compensation and Annual Incentive Plan or Program payments are not included as compensation.

At the end of the calendar year following the second anniversary of an executive’s date of hire, a “catch-up” amount is also contributed. This catch-up amount is the amount that would have been contributed at the end of the calendar year following the first anniversary of the executive’s date of hire, had the executive been eligible to participate in the Additional Benefits Plan—401(k) Plan Portion at that time, increased by the applicable phantom interest since such calendar year-end.

Earnings. If a participant elects to defer supplemental matching contributions under the Additional Benefits Plan—401(k) Plan Portion, such deferred amounts are credited with earnings. Such earnings are based on the stable value fund available under the Del Monte Savings Plan. Interest is credited for each calendar year by applying the interest rate to the January 1 account balance (if any) for each month during that year. During fiscal 2011, the average monthly rate reflected by such stable value fund was 0.13%.

Distributions. Supplemental matching contributions based on the Del Monte Savings Plan are paid in a lump sum in the calendar year after the IRS limitation would have been applied (i.e., such amounts are withdrawn soon after contribution). Alternatively, if the participant elects before the beginning of that calendar year, supplemental matching contributions are deferred, with earnings as described above, typically until the January after the year of termination of employment (regardless of cause), or if later (with respect to any termination other than death), in the seventh full calendar month after termination of employment, and then paid in a lump sum.

Deferred PARS

Contributions. Our performance accelerated restricted stock units (PARS) provided for cliff vesting on the fifth-anniversary of the grant date, with an opportunity to accelerate vesting upon the achievement of established relative total shareholder return (RTSR) targets. Our RTSR performance through fiscal 2010 resulted in the vesting of the fiscal 2007 and fiscal 2008 PARS grants at the end of fiscal 2010. The application of Section 409A to the resulting vested PARS required the deferral of receipt of a portion of those vested PARS held by employees who were retirement-eligible (defined as having attained age 55 with at least 10 years of service). Such deferred PARS were deemed to be contributions made by the executive officer, where applicable, and were recorded as deferred stock units. Such deferrals were permitted under the terms of the PARS grants as well as under the 2002 Stock Incentive Plan pursuant to which such grants were made.

Earnings. The deferred PARS were credited with dividends in the form of additional deferred stock units, beginning after the date on which such deferred PARS were credited to the executive officers’ deferral accounts, which was May 27, 2010. The number of additional deferred stock units credited was determined by multiplying the number of deferred stock units held by the named executive officer on the applicable dividend record date by the per share cash dividend declared, and then dividing such amount by the average of the high and low price of Del Monte’s common stock on the applicable dividend payment date. These additional deferred stock units were vested upon issuance because the deferred PARS with respect to which they were issued were vested.

Distributions. In connection with the Merger, pursuant to the terms of the Deferred PARS, all deferred stock units relating to the deferred PARS were converted to cash based on the per-share Merger consideration ($19.00) and distributed to participants.

Potential Payments Upon Employment Termination and Change-of-Control Events

Neil Harrison

Mr. Harrison does not participate in any arrangements with the Company providing for payments or benefits as a result of a termination of employment or a change of control of the Company.

Richard G. Wolford

Mr. Wolford retired from Del Monte on March 8, 2011, effective immediately following the closing of the Merger. Mr. Wolford’s employment agreement provided that, in the event of his retirement within two years after a Change of Control, the Company must pay or provide Mr. Wolford:

•	a cash severance amount equal to 2.99 times (2.99x) his current annual base salary and target AIP Award;

•	a portion of his target AIP Award for the year in which termination occurs, prorated for his actual employment during such year and based on the greater of target or performance, paid in a lump sum;

•	a cash perquisite payment equal to two times (2x) his annual perquisite allowance paid in a lump sum;

•

executive health and welfare benefit continuation for two years—including executive medical and dental, prescription drug, life, accidental death and disability (AD&D), and short- and long-term disability insurance plans, programs and arrangements, or programs that are no less favorable in the aggregate;

•	a 280G gross-up payment, if applicable; and

•	pursuant to the 2002 Stock Plan and the AIP Deferred Compensation Plan, full vesting of all of his outstanding equity awards as of the effective date of the Change of Control.

The table below summarizes payments and benefits Mr. Wolford received, or became entitled to receive, in connection with the Merger and his subsequent retirement. Amounts shown in the table below represent vesting triggered or affected by the Merger and his subsequent retirement only. Accordingly, amounts paid with respect to previously vested stock options, which are reflected in the table set forth above under Fiscal 2011 Option Exercises and Stock Vested, are not reflected in the table below.

Cash Compensation:
Severance Multiple of Base Salary and Target Annual Incentive Plan (AIP) Award	$7,095,271
Severance Perquisite Allowance	84,000
Severance Pro-rata Target AIP Award	1,439,757

Equity Compensation:
Performance Shares	16,524,300
Performance Accelerated Restricted Stock (PARS) and RSUs	4,687,300
Stock Options—Accelerated	12,638,634
Stock Options—Vested	20,700,903

Retirement Deferred Compensation:
Supplemental Executive Retirement Plan (SERP)	4,043,752
ABP—Qualified Pension Plan Portion	3,179,904
ABP—401(k) Plan Portion	202,174
AIP Deferred Compensation Plan	—

Other Benefits:
Post-termination Health and Welfare Benefit Continuation	69,114
280G Excise Tax Gross-up	—

Total:	$70,665,109

David L. Meyers

David Meyers resigned from Del Monte on March 8, 2011, effective immediately following the closing of the Merger. His resignation constituted resignation for Good Reason as defined in his employment agreement. Mr. Meyers’ employment agreement provided that, in the event of his resignation for Good Reason within two years after a Change of Control, the Company must pay or provide Mr. Meyers:

•	a cash severance amount equal to two times (2x) his current annual base salary and target AIP Award, paid in a lump sum;

•	a portion of his target AIP Award for the year in which termination occurs (adjusted to reflect performance), prorated for Mr. Meyers’ actual employment during such year paid in a lump sum;

•	a cash perquisite payment equal to his annual perquisite allowance paid in a lump sum;

•	health and welfare benefit continuation for 36 months—including executive medical and dental, prescription drug, life, and AD&D insurance plans, programs and arrangements;

•	an additional benefit under the Additional Benefits Plan—Qualified Pension Plan portion relating to Mr. Meyers’ cash severance;

•	full accelerated vesting of all outstanding equity awards pursuant to the 2002 Stock Plan;

•	a 280G gross-up payment, if applicable;

•	executive-level outplacement services for 18 months in an amount not to exceed in any calendar year 18% of Mr. Meyers’ base salary and target AIP Award; and

•	office and secretarial services for a six-month period immediately following termination of employment.

The table below summarizes payments and benefits Mr. Meyers received, or became entitled to receive, in connection with the Merger and his subsequent resignation. Amounts shown in the tables below represent vesting triggered or affected by the Merger and his subsequent resignation only. Accordingly, amounts paid with respect to previously vested stock options, which are reflected in the table set forth above under Fiscal 2011 Option Exercises and Stock Vested, are not reflected in the table below.

Cash Compensation:
Severance Multiple of Base Salary and Target Annual Incentive Plan (AIP) Award	$1,880,000
Severance Perquisite Allowance	36,000
Severance Pro-rata Target AIP Award	445,254

Equity Compensation:
Performance Shares	3,545,400
Performance Accelerated Restricted Stock (PARS) and RSUs	991,800
Stock Options—Accelerated	2,695,901
Stock Options—Vested	5,888,066

Retirement Deferred Compensation:
Supplemental Executive Retirement Plan (SERP)	2,644,390
ABP—Qualified Pension Plan Portion	1,411,433
ABP—401(k) Plan Portion	—
AIP Deferred Compensation Plan	331,053

Other Benefits:
Post-termination Health and Welfare Benefit Continuation	107,051
280G Excise Tax Gross-up	—

Total:	$19,976,348

Larry E. Bodner, Nils Lommerin, Tim A. Cole, David W. Allen

Each of Messrs. Bodner, Lommerin, Cole, and Allen currently have employment agreements with the Company that provide for payments and benefits in connection with their respective terminations of employment under various circumstances, including a Change of Control. These benefits are summarized in the narrative and table below. As a condition of receiving any severance benefits, each named executive officer must execute a full waiver and release of all claims against the Company and its affiliates and agree to abide by certain covenants regarding confidentiality, non-solicitation of Company employees, non-interference with the Company’s business relationships and non-disparagement of the Company and its products.

In addition to the benefits described below, upon termination of employment the named executive officers may also be eligible for other benefits that are generally available to all salaried employees, such as life insurance, long-term disability, and qualified plan benefits (pension and 401(k)). For information regarding benefits under the Del Monte Corporation Retirement Plan, see “Fiscal 2011 Pension Benefits.”

For purposes of the employment arrangements with each of these executive officers, the following definitions apply:

“Change of Control” generally means the occurrence of any one of the following:

•	the sale of all or substantially all of the assets of Blue Holdings I, L.P., Parent, or the Company;

•

a merger, recapitalization or other sale transaction by Blue Holdings I, L.P., Parent, the Company, the Sponsors, or any of their respective affiliates, of equity interests or voting power that results in any person owning more than 50% of the equity interests or voting power of Blue Holdings I, L.P., Parent, or the Company, as applicable; or

•

any event which results in the Sponsors or affiliates ceasing to hold the ability to elect a majority of the managers of the General Partner of Blue Holdings I, L.P., or members of the board of directors of Blue Holdings I., L.P., or members of the board of directors of Parent, as applicable.

“Cause,” as determined by the Board, generally means the occurrence of one of the following:

•	a material breach by the executive of the terms of his agreement;

•	any act of theft, misappropriation, embezzlement, intentional fraud or similar conduct by the executive involving Del Monte or any affiliate;

•	the conviction or the plea of nolo contendere or the equivalent in respect of a felony involving an act of dishonesty, moral turpitude, deceit or fraud by the executive;

•	any damage of a material nature to the business or property of Del Monte or any affiliate caused by the executive’s willful or grossly negligent conduct; or

•	the executive’s failure to act in accordance with any specific lawful instructions given to the executive in connection with the performance of the executive’s duties.

“Disability,” as determined by the Board, generally means that for a period of six consecutive months or more the executive has suffered a disability that renders him unable to perform the essential functions of his position, even with a reasonable accommodation.

“Good Reason,” to terminate employment generally exists, as determined by the Board, upon the occurrence of any one of the following events without the executive’s written consent or the failure of the Company to cure the event within ten business days of executive’s notice:

•

a material adverse change in the executive’s position causing it to be of materially less stature, responsibility, or authority without the executive’s written consent, and such a materially adverse change shall in all events be deemed to occur if the executive no longer serves in the position of his current title;

•

a reduction, without the executive’s written consent, in the executive’s base salary or the amount the executive is eligible to earn under the AIP (or successor plan thereto), or for Messrs. Cole and Lommerin, the executive’s incentive or equity opportunity under any material Del Monte incentive or equity program;

•

a material reduction without the executive’s consent in the aggregate health and welfare benefits provided to the executive pursuant to the health and welfare plans, programs and arrangements in which the executive is eligible to participate;

•	with respect to Mr. Bodner’s employment agreement, the relocation of his principal place of employment beyond 50 miles from its current location without his consent; or

•	the failure of Del Monte to obtain a satisfactory agreement from any successor to assume and agree to perform the executive’s employment agreement.

If the executive’s employment is terminated due to his death, the Company shall pay his estate or designated beneficiary a portion of his target AIP Award for the year in which termination occurs (to the extent the performance objectives for such year are attained), prorated for the executive’s actual employment during such year. If the executive’s employment is terminated by the Company due to his Disability, the Company shall pay him a cash severance amount equal to his current annual base salary and target AIP Award in a lump sum. If the executive’s employment is terminated due to his death or Disability, the executive shall vest with respect to that portion of his options subject to service-based vesting that would have become vested on the next annual vesting date (i.e., the next anniversary of the closing of the Merger).

If the executive’s employment is terminated due to his voluntary resignation without Good Reason or for Cause, he is not entitled to any severance benefits.

If the executive’s employment is terminated by the Company without Cause or he resigns for Good Reason, the Company shall pay or provide him:

•	a cash severance amount equal to one and one-half times (1 1/2x) his current annual base salary and target AIP Award paid in a lump sum;

•	a portion of his target AIP Award for the year in which termination occurs (adjusted to reflect performance), prorated for his actual employment during such year paid in a lump sum;

•	a cash perquisite payment equal to one and one-half times (1 1/2x) his annual perquisite allowance paid in a lump sum;

•

with respect to Messrs. Lommerin and Cole, health and welfare benefit continuation for 18 months—including medical, dental, prescription drug, life, and AD&D insurance plans, programs and arrangements and, with respect to Messrs. Bodner and Allen, a lump sum in an amount up to the cost of COBRA premiums for participation in such health and welfare benefit programs for 18 months;

•	executive-level outplacement services for 18 months in an amount not to exceed in any calendar year 18% of the executive’s base salary and target AIP Award;

•	with respect to Mr. Cole, if such termination or resignation occurs prior to December 31, 2012, accelerated vesting of his accrued benefit under the SERP; and

•

if the termination or resignation occurs after March 8, 2013 (the second anniversary of the closing of the Merger, pursuant to the 2011 Stock Plan and applicable option agreements, the executive shall vest with respect to that portion of his options subject to service-based vesting that would have become vested on the next annual vesting date (i.e., the next anniversary of the closing of the Merger).

If the executive’s employment is terminated by the Company without Cause or he resigns for Good Reason within two years after a Change of Control or the Merger, the Company shall provide him the same benefits as provided in the event of his termination without Cause by the Company, with the following exceptions:

•	the cash severance amount equal to one and one-half times (1 1/2x) his current annual base salary and target AIP Award shall be increased to two times (2x);

•

the Company shall pay a 280G gross-up payment on parachute payments provided to the executive; provided that, other than for Mr. Bodner, such gross-up payment shall only be paid if the parachute payments exceed the 280G excess parachute payment criterion by 5% or more; and

•

pursuant to the 2011 Stock Plan, upon a Change in Control, all outstanding options subject to service-based vesting shall vest immediately prior to the Change in Control, and, if such Change in Control is pursuant to a transaction wherein the Sponsors realize a cash return on their interests in Parent greater that a predetermined threshold, all outstanding options subject to performance-based vesting shall vest immediately prior to such Change in Control.

As required, the tables below assume that the termination of employment and/or Change of Control event occurred on the last day of fiscal 2011 (May 1, 2011) and assumes that the price per share of Parent common stock was $5. Also, the tables assume that a year-end adjustment will be necessary at the end of calendar 2011 in order to meet the 4.5% minimum interest rate required under the Del Monte Corporation Retirement Plan for Salaried Employees, and accordingly, the tables below assume that the effective annual rate for interest credits used in estimating the benefit under the Del Monte Corporation Retirement Plan for Salaried Employees and the Del Monte Additional Benefits Plan—Pension Portion is 4.5% for the 2011 calendar year.

Amounts shown in the tables below represent vesting or distributions triggered by termination event only. Accordingly, previously vested stock options, which are reflected in the table set forth under “Outstanding Equity Awards at Fiscal 2011 Year End,” are not reflected in the table below. If achievement of future performance measures is required for vesting purposes, no amount is represented in the table. Retirement and deferred compensation amounts below reflect the estimated lump-sum present value of such benefits.

A Change of Control without a termination event will result in 100% vesting of all the executive’s outstanding service-based options, and, if such Change of Control is pursuant to a transaction wherein the Sponsors realize a cash return on their interests in Parent greater that a predetermined threshold, of all performance-based options. The exercise prices of all options held by our named executive officers that would become vested as a result of a termination or Change of Control event are equal to $5 and accordingly the Stock Option amounts shown in the tables below are zero even under those scenarios in which vesting is triggered.

Table for Larry E. Bodner

	Death ($)	Resignation ($)	Resignation for Good Reason ($)	Resignation for Good Reason within Two Years After a Change of Control ($)	Involuntary Termination by Company
					Permanent Disability ($)	For Cause ($)	Without Cause ($)	Within Two Years After a Change of Control ($)
Cash Compensation:
Severance Multiple of Base Salary and Target Annual Incentive Plan (AIP) Award	$—	$—	$1,287,750	$1,717,000	$858,500	$—	$1,287,750	$1,717,000
Severance Perquisite Allowance	—	—	54,000	54,000	—	—	54,000	54,000
Severance Pro-rata Target AIP Award	386,114	—	386,114	386,114	—	—	386,114	386,114
Equity Compensation:
Stock Options	—	—	—	—	—	—	—	—
Retirement Deferred Compensation:
Supplemental Executive Retirement Plan (SERP)	—	—	— `	—	—	—	—	—
ABP—Qualified Pension Plan Portion	141,012	141,012	141,012	141,012	141,012	141,012	141,012	141,012
ABP—401(k) Plan Portion	—	—	—	—	—	—	—	—
AIP Deferred Compensation Plan	—	—	—	—	—	—	—	—
Other Benefits:
Post-termination Health and Welfare Benefit Continuation	—	—	22,667	22,667	—	—	22,667	22,667
280G Excise Tax Gross-up	—	—	—	2,089,525	—	—	—	2,089,525

Total:	$527,126	$141,012	$1,891,543	$4,410,318	$999,512	$141,012	$1,891,543	$4,410,318

Table for Nils Lommerin

	Death ($)	Resignation ($)	Resignation for Good Reason ($)	Resignation for Good Reason within Two Years After a Change of Control ($)	Involuntary Termination by Company
					Permanent Disability ($)	For Cause ($)	Without Cause ($)	Within Two Years After a Change of Control ($)
Cash Compensation:
Severance Multiple of Base Salary and Target Annual Incentive Plan (AIP) Award	$—	$—	$1,768,500	$2,358,000	$1,179,000	$—	$1,768,500	$2,358,000
Severance Perquisite Allowance	—	—	54,000	54,000	—	—	54,000	54,000
Severance Pro-rata Target AIP Award	700,978	—	700,978	700,978	—	—	700,978	700,978
Equity Compensation:
Stock Options	—	—	—	—	—	—	—	—
Retirement Deferred Compensation:
Supplemental Executive Retirement Plan (SERP)	—	—	—	—	—	—	—	—
ABP—Qualified Pension Plan Portion	379,183	379,183	379,183	379,183	379,183	379,183	379,183	379,183
ABP—401(k) Plan Portion	—	—	—	—	—	—	—	—
AIP Deferred Compensation Plan	—	—	—	—	—	—	—	—
Other Benefits:
Post-termination Health and Welfare Benefit Continuation	—	—	20,169	20,169	—	—	20,169	20,169
280G Excise Tax Gross-up	—	—	—	4,104,445	—	—	—	4,104,445

Total:	$1,080,161	$379,183	$2,922,830	$7,616,775	$1,558,183	$379,183	$2,922,830	$7,616,775

Table for Timothy A. Cole

	Death ($)	Resignation ($)	Resignation for Good Reason ($)	Resignation for Good Reason within Two Years After a Change of Control ($)	Involuntary Termination by Company
					Permanent Disability ($)	For Cause ($)	Without Cause ($)	Within Two Years After a Change of Control ($)
Cash Compensation:
Severance Multiple of Base Salary and Target Annual Incentive Plan (AIP) Award	$—	$—	$1,216,350	$1,621,800	$810,900	$—	$1,216,350	$1,621,800
Severance Perquisite Allowance	—	—	54,000	54,000	—	—	54,000	54,000
Severance Pro-rata Target AIP Award	448,635	—	448,635	448,635	—	—	448,635	448,635
Equity Compensation:
Stock Options	—	—	—	—	—	—	—	—
Retirement Deferred Compensation:
Supplemental Executive Retirement Plan (SERP)	—	—	—	—	—	—	—	—
ABP—Qualified Pension Plan Portion	336,794	336,794	336,794	336,794	336,794	336,794	336,794	336,794
ABP—401(k) Plan Portion	31,583	31,583	31,583	31,583	31,583	31,583	31,583	31,583
AIP Deferred Compensation Plan	—	—	—	—	—	—	—	—
Other Benefits:
Post-termination Health and Welfare Benefit Continuation	—	—	18,978	18,978	—	—	18,978	18,978
280G Excise Tax Gross-up	—	—	—	2,357,057	—	—	—	2,357,057

Total:	$817,012	$368,377	$2,106,340	$4,868,847	$1,179,277	$368,377	$2,106,340	$4,868,847

Table for David W. Allen

	Death ($)	Resignation ($)	Resignation for Good Reason ($)	Resignation for Good Reason within Two Years After a Change of Control ($)	Involuntary Termination by Company
					Permanent Disability ($)	For Cause ($)	Without Cause ($)	Within Two Years After a Change of Control ($)
Cash Compensation:
Severance Multiple of Base Salary and Target Annual Incentive Plan (AIP) Award	$—	$—	$1,072,500	$1,430,000	$715,000	$—	$1,072,500	$1,430,000
Severance Perquisite Allowance	—	—	54,000	54,000	—	—	54,000	54,000
Severance Pro-rata Target AIP Award	368,386	—	368,386	368,386	—	—	368,386	368,386
Equity Compensation:
Stock Options	—	—	—	—	—	—	—	—
Retirement Deferred Compensation:
Supplemental Executive Retirement Plan (SERP)	—	—	—	—	—	—	—	—
ABP—Qualified Pension Plan Portion	178,901	178,901	178,901	178,901	178,901	178,901	178,901	178,901
ABP—401(k) Plan Portion	—	—	—	—	—	—	—	—
AIP Deferred Compensation Plan	—	—	—	—	—	—	—	—
Other Benefits:
Post-termination Health and Welfare Benefit Continuation	—	—	18,719	18,719	—	— `	18,719	18,719
280G Excise Tax Gross-up	—	—	—	1,977,638	—	—	—	1,977,638

Total:	$547,287	$178,901	$1,692,506	$4,027,644	$893,901	$178,901	$1,692,506	$4,027,644

Mr. Allen’s employment with the Company was terminated without Cause, effective October 31, 2011. Accordingly, Mr. Allen will receive those benefits described above in connection with a termination without Cause within two years following the Merger.

The table below summarizes payments and benefits Mr. Allen received, or became entitled to receive, in connection with his termination.

Cash Compensation:
Severance Multiple of Base Salary and Target Annual Incentive Plan (AIP) Award	$1,430,000
Severance Perquisite Allowance	54,000
Severance Pro-rata Target AIP Award	*

Retirement Deferred Compensation
ABP - Qualified Pension Plan Portion	234,294
ABP - 401(k) Plan Portion	3,654

Other Benefits:
Post-termination Health and Welfare Benefit Continuation	34,567
Outplacement Services	up to 128,700
280G Excise Tax Gross-up	*

*	The amount of these benefits will be calculated following the determination of AIP awards for the 2012 fiscal year.

New CEO Employment Agreement

On May 13, 2011, the Company appointed David J. West as an executive employee and member of the Board of Directors of the Company and Parent and, effective August 15, 2011, as the new CEO of both the Company and Parent. At such time, Mr. West replaced Neil Harrison, the current interim CEO of the Company and Parent. Mr. Harrison will continue to serve as the Vice Chairman of the Board of Directors of both the Company and Parent.

In connection with such appointment, the Company and Parent entered into an employment agreement with Mr. West (the “West Employment Agreement”), providing for certain benefits in connection with a termination of employment or a change of control of the Company. Upon termination of Mr. West’s employment by the Company without “cause” (other than due to death or disability) or by Mr. West for “good reason” (as such term is defined in the West Employment Agreement), after signing a release of claims against the Company and its affiliates and in addition to certain accrued amounts, Mr. West will be entitled to receive (i) a lump sum payment equal to two times the sum of his base salary and target annual bonus for the year in which termination occurs, (ii) any earned but unpaid annual bonus with respect to the fiscal year preceding the date of termination, (iii) a pro rata portion of the target annual bonus that would have otherwise been payable in respect of the year of termination if he had remained employed through such year, prorated for actual employment and adjusted for performance, (iv) a lump sum payment, on an after-tax basis, equivalent to the cost of applicable COBRA premiums for 18 months, less the sum of what Mr. West’s contributions would have been for 18 months of applicable health and welfare benefits (based on active employee rates in effect immediately prior to termination), (v) a lump sum payment equivalent to two times his annual allowance pursuant to any applicable executive perquisites arrangements, (vi) the provision of not less than 18 months of executive-level outplacement services at the Company’s expense, not to exceed in any calendar year 18% of the sum of Mr. West’s highest base salary during the 12-month period prior to termination and the target bonus for the year of termination, and (vii) accelerated vesting of any then-outstanding portion of certain shares of restricted stock granted pursuant to the West Employment Agreement (“Restricted Stock Grant”), and any accelerated vesting of equity awards that may be provided pursuant to the terms of the applicable equity arrangements.

Upon termination of Mr. West’s employment by the Company due to death or “disability” (as such term is defined in the West Employment Agreement), in addition to certain accrued amounts, he will receive accelerated vesting of any then-outstanding portion of the Restricted Stock Grant and, in the case of a termination due to disability only, after signing a release of claims against the Company and its affiliates, Mr. West will be entitled to receive a lump sum payment equal to the sum of his highest base salary during the 12-month period prior to termination and his target annual bonus for the year in which termination occurs.

In addition, the Company will provide Mr. West with a full gross-up payment in the event that any payment or benefit arising in connection with Mr. West’s services to the Company is subject to an excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended.

Fiscal 2012 Annual Incentive Plan

On September 8, 2011, the Compensation and Benefits Committee of our Board adopted a new Del Monte Corporation Annual Incentive Plan (the “2012 AIP”), effective beginning with our 2012 fiscal year.

The 2012 AIP provides for annual cash bonuses to certain management employees (including individuals who have been designated named executive officers) and other key contributors based upon corporate and individual performance. The objectives of the 2012 AIP as stated therein are: (i) to link annual corporate and business priorities with individual and group performance, reinforcing line of sight and contribution to results; (ii) to reinforce a high performance culture tying rewards to measurable accountabilities and goal achievement; (iii) to recognize and reward individual performance and differentiate award levels based on absolute and relative contributions; and (iv) to provide a variable award opportunity as part of a competitive total compensation program that enables us to attract, retain, and motivate our leadership and key employees. The corporate-based performance goals may be related to, or based on, any one or more of the following performance criteria: objectives related to cash flow; earnings (including net earnings, earnings before interest, taxes and depreciation (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA)); margin (including gross margin, net margin and operating margin); return on assets, net assets, or invested capital (ROIC); revenue; pre-tax profit; net operating profit; income, net income or operating income; sales or revenue targets; expenses and cost reduction goals; improvement in or attainment of working capital levels; average working capital; implementation or completion of projects or processes; debt metrics (including net debt reduction); performance against operating budget goals; operating efficiency; or any such other objectives as determined by the plan administrator (as such term is defined in the 2012 AIP).

For each plan year under the 2012 AIP, each participant is assigned a target annual incentive award opportunity expressed as a percentage of such participant’s fiscal year base earnings, as such term is defined in the 2012 AIP. Actual awards are based on achievement with respect to performance measures determined for each applicable plan year, as well as individual performance. The maximum award payable under the 2012 AIP for any plan year to any participant is $3,000,000. The Compensation and Benefit Committee (or others who may qualify as plan administrators) has the discretion to reduce any award below the amount calculated under the 2012 AIP formula, including to zero.

Generally, a participant must remain employed with Del Monte through the date of distribution of awards with respect to a plan year in order to receive an award for such plan year under the 2012 AIP. However, in the event of the termination of a participant’s service due to death, disability, or retirement prior to the end of a plan year, the participant will receive a pro-rated portion of his or her target award with respect to such plan year, but not further adjusted for performance. In the event of the termination of a participant’s service by Del Monte for any reason other than death, disability, retirement, or cause, on or after the last business day of a plan year but prior to the date of distribution of awards for such plan year, the participant will receive the award he or she would have received for such plan year had the termination of service not occurred.

Payments made to a participant will be subject to repayment if (i) DMC or any of its subsidiaries restates any financial report that, due to misconduct, was materially noncompliant with applicable securities laws when filed, (ii) the participant was an executive officer at the time the financial report was first issued, and (iii) the participant receives any amounts under the 2012 AIP during the 12-month period after the restated financial report (i.e., the financial report that was later restated) was first publicly issued or filed with the U.S. Securities and Exchange Commission.

Fiscal 2011 Director Compensation—prior to March 8, 2011

The following table sets forth compensation for the members of the Board of Directors of the Company for fiscal 2011 during the period prior to the closing of the Merger. In addition to serving as the Company’s Board of Directors, these directors served on the board of directors of Del Monte Foods Company. Mr. Wolford, the Company’s then Chairman of the Board, President and Chief Executive Officer, did not receive any additional compensation for his service as a director. Mr. Wolford’s compensation is reported in “Executive Compensation” and accordingly, Mr. Wolford is not included in the following table.

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Samuel H. Armacost	$105,000		$103,823	$353,248	$562,071
Timothy G. Bruer	107,000		103,823	353,248	564,071
Mary R. (Nina) Henderson	98,000		103,823	353,248	555,071
Victor L. Lund	121,000		103,823	353,248	578,071
Terence D. Martin	137,000		103,823	353,248	594,071
Sharon L. McCollam	91,000	(1)	103,823	353,248	548,071
Joe L. Morgan	83,000		103,823	353,248	540,071
David R. Williams	83,000		103,823	353,248	540,071

(1)	In accordance with Ms. McCollam’s deferral election under the Del Monte Foods Company 2005 Non-Employee Director Deferred Compensation Plan, $68,250 of the fees earned by Ms. McCollam with respect to her services to the Company in fiscal 2011 were converted into 4,498 deferred stock units, all of which were issued in fiscal 2011.
(2)	The Stock Awards amount represents the grant date fair value calculated in accordance with FASB ASC Topic 718 of 8,706 restricted stock units granted on September 23, 2010.

This grant of restricted stock units to the non-employee directors was made pursuant to the Del Monte Foods Company Non-Employee Director Compensation Plan, as amended. For further information regarding such grants, see “—Narrative Discussion of Director Compensation—Del Monte Foods Company Non-Employee Director Compensation Plan—Equity Compensation” below.

Del Monte calculated the fair value of non-employee director stock awards under FASB ASC Topic 718 by first multiplying the average of the high and low price of Del Monte’s common stock on the date of grant by the number of shares subject to such stock award. Then, because the grants of restricted stock units to the non-employee directors were not credited with dividends during the vesting period, Del Monte reduced the value of the stock awards by the present value of the expected dividend stream during the vesting period using the risk-free interest rate in accordance with FASB ASC Topic 718. Del Monte assumed zero anticipated forfeitures in connection with valuing non-employee director stock awards for purposes of FASB ASC Topic 718.

(3)	The All Other Compensation column reflects the value of unvested restricted stock units held by each individual that were outstanding immediately prior to, and subject to full acceleration of vesting in connection with, the Merger. This value is calculated as the per-share Merger consideration ($19) times the number of such restricted stock units.

Narrative Discussion of Director Compensation Prior to March 8, 2011

Process

Prior to March 8, 2011, the Nominating and Corporate Governance Committee was responsible for making recommendations to the Board of Directors regarding the compensation of non-employee directors. The Nominating and Corporate Governance Committee was not able to delegate this responsibility, which was set forth in its Charter. The Nominating and Corporate Governance Committee engaged a compensation consultant to conduct a review of director compensation every one to two years. The review included data from other companies (generally, the comparator group then being used in connection with executive compensation) as well as market trends in director compensation. Del Monte executive officers played no role in recommending or determining non-employee director compensation, except that Mr. Wolford (as a member of the Board of Directors) participated in the deliberations and actions of the Board regarding the recommendations made by the Nominating and Corporate Governance Committee.

The Del Monte Foods Company Non-Employee Director Compensation Plan as in effect during fiscal 2011 prior to March 8, 2011 was adopted by the Board of Directors of Del Monte Foods Company on October 23, 2009, following a fiscal 2010 review. The plan was terminated in connection with the Merger.

Del Monte Foods Company Non-Employee Director Compensation Plan

All Del Monte directors other than Richard G. Wolford, the Company’s Chief Executive Officer, were eligible participants under the Del Monte Foods Company Non-Employee Director Compensation Plan.

Cash Retainers. Prior to March 8, 2011, each eligible director earned annual cash retainers, which were paid in quarterly installments in arrears as follows:

Position	Annual Retainers in effect prior to March 8, 2011 in Fiscal 2011
Director	$75,000
Lead Director	$22,000
Audit Committee Chair	$22,000
Audit Committee Member (including Chair)	$16,000
Compensation Committee Chair	$22,000
Compensation Committee Member (including Chair)	$8,000
Nominating and Corporate Governance Committee Chair	$15,000
Nominating and Corporate Governance Committee Member (including Chair)	$8,000

Meeting Fees. Prior to March 8, 2011, during fiscal 2011, each eligible director earned $2,000 for each Special Committee meeting attended. Such meeting fees were paid quarterly in cash in arrears.

Equity Compensation. Under the Del Monte Foods Company Non-Employee Director Compensation Plan, as amended and restated, each eligible director annually received $110,000 worth of restricted Del Monte Foods Company common stock or restricted stock units granted promptly after each annual meeting. These restricted stock or restricted stock units were subject to vesting over three years from the date of grant (it being understood that in the event the date of the third regularly scheduled annual meeting fell less than three full calendar years from the date of grant, such shares of restricted stock or such restricted stock units would nevertheless vest immediately prior to such annual meeting). Non-employee directors elected or appointed to the Board between annual stockholder meetings received upon election or appointment that percentage of the annual equity compensation dollar amount that equals the percentage of the year (beginning from the first day of the fiscal quarter of such director’s appointment/election) remaining until the next annual stockholders meeting. Such grants were subject to vesting in three approximately equal installments on the same vesting dates applicable to the other directors’ grants. The number of shares of restricted stock or number of restricted stock units issued was calculated by dividing the $110,000 (or such appropriate prorated amount) by the average of the high and low price of Del Monte’s common stock on the date of grant. These equity awards were issued under the Del Monte Foods Company 2002 Stock Incentive Plan. In the event of a Change of Control, as defined in the Del Monte Foods Company 2002 Stock Incentive Plan, as amended, all outstanding restricted stock and restricted stock units were subject to full accelerated vesting. Accordingly, all outstanding restricted stock and restricted stock units vested in connection with the Merger.

Other. The Del Monte Foods Company Non-Employee Director Compensation Plan, as amended, also provided for travel reimbursement, required that 100% of the “profit shares” attributable to option exercises be held for one year, and allowed non-employee directors to defer certain compensation pursuant to the Del Monte Foods Company 2005 Non-Employee Director Deferred Compensation Plan (which was not affected by the amendment to the Non-Employee Director Compensation Plan). “Profit shares” were the option profits, net of taxes, expressed as a number of shares.

Del Monte Foods Company 2005 Non-Employee Director Deferred Compensation Plan

Under the Del Monte Foods Company 2005 Non-Employee Director Deferred Compensation Plan, non-employee directors were eligible to elect to defer the receipt of 0%, 50% or 100% of either or both of the cash and stock-based components of their compensation. The deferred amounts were converted into deferred stock units, which were distributed upon termination of service on the Board of Directors in the form of shares of DMFC common stock. Such distribution was made, at the participant’s election with respect to each deferral period, either in a lump sum or in equal annual installments over not more than 15 years. Deferred stock units issued in connection with deferrals made under the 2005 Non-Employee Director Deferred Compensation Plan, as well as any shares distributed in respect thereof, were issued under the Del Monte Foods Company 2002 Stock Incentive Plan. Deferred stock units issued pursuant to the terms of the 2005 Non-Employee Director Deferred Compensation Plan were credited with dividends in the form of additional deferred stock units. The number of additional deferred stock units credited was determined by multiplying the number of deferred stock units held by the director on the applicable dividend record date by the per share cash dividend declared, and then dividing such amount by the average of the high and low price of DMFC’s common stock on the applicable dividend payment date. In connection with the Merger, each deferred stock unit was converted to the right to receive the per-share cash Merger consideration ($19.00), the 2005 Non-Employee Director Deferred Compensation Plan was terminated, and all deferred amounts thereunder were distributed to the directors.

Fiscal 2011 Director Compensation—on and after March 8, 2011

Consistent with the terms of the Merger Agreement, each of Richard G. Wolford, Samuel H. Armacost, Timothy G. Bruer, Mary R. Henderson, Victor L. Lund, Terence D. Martin, Sharon L. McCollam, Joe L. Morgan and David R. Williams resigned from the Board of Directors of DMFC on March 8, 2011 and were replaced with directors appointed by the Sponsors and AlpInvest Partners. These same directors were appointed to the Board of DMC. Our directors did not receive any separate compensation for their service on the Board of DMFC or DMC in fiscal 2011.

Compensation Committee Interlocks and Insider Participation

Each of Samuel H. Armacost, Terence D. Martin and David R. Williams was a member of the Compensation Committee of the Board of Directors of the Company during fiscal 2011 prior to the Merger. None of these committee members were officers or employees of the Company during fiscal year 2011, were formerly Company officers or had any relationship otherwise requiring disclosure.

Following the Merger, a new Board of Directors and Compensation and Benefits Committee was appointed. Each of Mr. Brown, due to his relationship with KKR, Mr. Kilts, due to his relationship with Centerview, and Mr. Mundt, due to his relationship with Vestar, may be viewed as having an indirect material interest in certain relationships and transactions with KKR, Centerview and Vestar as discussed under “Certain Relationships and Related Transactions, and Director Independence” below.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

All of the outstanding shares of capital stock of Del Monte Corporation (“DMC”) are held by Blue Acquisition Group, Inc. (“Parent”), and Blue Holdings I, L.P. owns 99.5% of the outstanding capital stock of Parent. The following table shows the amount of common stock of Parent owned as of November 1, 2011 by those known by us to own more than 5% of Parent’s common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Blue Holdings I, L.P. (1)	312,829,237 (1)	99.5%

(1)	The general partner of Blue Holdings I, L.P. is Blue Holdings GP, LLC. Affiliates of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Centerview Capital, L.P. (“Centerview”) and Vestar Capital Partners (“Vestar”) own all of the membership interest in Blue Holdings GP, LLC. The LLC Agreement governs the exercise of the voting rights with respect to the election of directors and certain other material events. The membership interests in Blue Holdings GP, LLC are held by affiliates of a number of investment funds, each of which may be deemed to share voting and dispositive power with respect to the capital stock of Parent held by Blue Holdings I, L.P. See “Certain Relationships and Related Party Transactions.”

The address for KKR and its affiliated entities that own membership interests in Blue Holdings GP, LLC is c/o Kohlberg Kravis Roberts & Co., L.P., 9 West 57th St., Suite 4200, New York, New York 10019.

The address for Vestar is c/o Vestar Capital Partners, 245 Park Avenue, 41st Floor, New York, New York 10167.

The address for Centerview and its affiliated entities that own membership interests in Blue Holdings GP, LLC is c/o Centerview Partners, 16 School Street, Rye, New York 10580.

Security Ownership of Management

The following table shows the amount of common stock of Parent owned as of November 1, 2011 by our directors, named executive officers and our directors, named executive officers and current executive officers as a group. As of November 1, 2011, there were approximately 314,527,080 shares of Parent common stock outstanding. Unless otherwise indicated in a footnote, these persons may be contacted at our executive offices.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Max V. Alper (1)	—	—
Simon E. Brown (1)	—	—
Neil Harrison (2)	—	—
David M. Hooper (3)	—	—
James M. Kilts (3)	—	—
Iain Leigh (4)	—	—
Kevin Mundt (2)	—	—
Dean B. Nelson (1)	—	—
Brian Ratzan (2)	—	—
David J. West (5)	1,566,199	*
Nils Lommerin (6)	1,310,182	*
Larry E. Bodner (7)	460,097	*
Timothy Cole (8)	638,842	*
David Allen (9)	648,946	*
All directors, named executive officers and current executive officers as a group (16 persons) (10)	5,342,298	1.7%

*	Denotes less than 1% of class.
(1)	Each of Messrs. Alper, Brown and Nelson may be deemed to share dispositive and/or voting power with respect to the Company’s shares held by Parent and Parent’s shares held by Blue Holdings I, L.P. due to his status with KKR. Each of Messrs. Alper, Brown and Nelson disclaim beneficial ownership of any such interest.
(2)	Each of Messrs. Harrison, Mundt and Ratzan may be deemed to share dispositive and/or voting power with respect to the Company’s shares held by Parent and Parent’s shares held by Blue Holdings I, L.P. due to his status with Vestar. Each of Messrs. Harrison, Mundt and Ratzan disclaim beneficial ownership of any such interest.
(3)	Each of Messrs. Hooper and Kilts may be deemed to share dispositive and/or voting power with respect to the Company’s shares held by Parent and Parent’s shares held by Blue Holdings I, L.P. due to his status with Centerview. Each of Messrs. Hooper and Kilts disclaim beneficial ownership of any such interest.
(4)	Mr. Leigh may be deemed to share dispositive and/or voting power with respect to the Company’s shares held by Parent and Parent’s shares held by Blue Holdings I, L.P. due to his status with AlpInvest Partners. Mr. Leigh disclaims beneficial ownership of any such interest.
(5)	Includes 1,366,199 shares that remained subject to vesting as of November 1, 2011.
(6)	Includes the right to acquire 1,190,182 shares of Parent common stock, represented by options to purchase 1,190,182 shares of Parent common stock exercisable within 60 days of November 1, 2011.
(7)	Includes the right to acquire 454,453 shares of Parent common stock, represented by options to purchase 454,453 shares of Parent common stock exercisable within 60 days of November 1, 2011.
(8)	Includes the right to acquire 638,842 shares of Parent common stock, represented by options to purchase 638,842 shares of Parent common stock exercisable within 60 days of November 1, 2011.
(9)	Includes the right to acquire 648,946 shares of Parent common stock, represented by options to purchase 648,946 shares of Parent common stock exercisable within 60 days of November 1, 2011.
(10)	Includes 1,366,199 shares that remained subject to vesting as of November 1, 2011. Also, includes the right to acquire 3,650,455 shares, represented by options to purchase 3,650,455 shares exercisable within 60 days of November 1,2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On March 8, 2011, Del Monte Foods Company (“DMFC”) completed a merger (the “Merger”) with Blue Merger Sub Inc. (“Blue Sub”) pursuant to the terms of an agreement and plan of merger, dated November 24, 2010, between Blue Acquisition Group, Inc. (“Parent”), Blue Sub and DMFC (the “Merger Agreement”), and consequently became a wholly-owned subsidiary of Parent. On April 26, 2011, Del Monte Corporation (“DMC”) merged with and into DMFC, with DMC as the surviving entity. As a result, DMC is now directly wholly-owned by Parent. Substantially all of Parent’s outstanding common stock is held by Blue Holdings I, L.P., an investment fund that is owned in its entirety by funds affiliated with the Sponsors and related entities. Blue Holdings GP, LLC is the general partner of Blue Holdings I, L.P. Funds affiliated with the Sponsors and related entities own controlling equity interests in Blue Holdings GP, LLC. The following provides a summary of material transactions and relationships that involve DMFC, DMC, the management of DMFC and DMC, the Sponsors and entities affiliated with the Sponsors, Blue Sub, Holdings, Blue Holdings I, L.P., Blue Holdings GP, LLC and Blue Holdings GP, LLC.

Transactions with the Sponsors

Monitoring Agreement

On March 8, 2011, in connection with the Merger, entities affiliated with the Sponsors and an entity affiliated with AlpInvest Partners (the “AlpInvest Manager,” together with the affiliates of the Sponsors, collectively, the “Managers”) entered into a monitoring agreement (the “Monitoring Agreement”) with DMC, Parent and Blue Holdings I, L.P., pursuant to which the Managers provide management, consulting, financial and other advisory services to DMC and to its divisions, subsidiaries, parent entities and controlled affiliates. Pursuant to the Monitoring Agreement, the Managers, other than the AlpInvest Manager, are entitled to receive an aggregate annual advisory fee to be allocated among the Sponsors in accordance with their respective equity holdings in Blue Holdings I, L.P. in an amount equal to the greater of (i) $6.5 million and (ii) 1.00% of DMC’s “Adjusted EBITDA” (as defined in the Indenture) less an annual advisory fee of approximately $0.25 million paid to the AlpInvest Manager. As of July 31, 2011, there was a payable of $2.7 million due to the Managers related to the Monitoring Agreement, which amount is included in accounts payable and accrued expenses on the Consolidated Balance Sheets.

The Managers also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with the provision of services pursuant to the Monitoring Agreement. The Monitoring Agreement will continue indefinitely unless terminated by the consent of all the parties thereto. In addition, the Monitoring Agreement will terminate automatically upon an initial public offering of Parent, unless the Company elects by prior written notice to continue the Monitoring Agreement. Upon a change of control of Parent, the Company may terminate the Monitoring Agreement.

Consulting Arrangements with Capstone Consulting LLC

The Company has engaged Capstone Consulting LLC (“Capstone”) to provide consulting services with respect to the Company’s operations. These engagements may be terminated at any time at the discretion of management of the Company. For the period March 8, 2011 through May 1, 2011 and for the three months ended July 31, 2011, the total fees payable to Capstone under these arrangements were approximately $0.4 million and $1.0 million, respectively. One of the Company’s directors holds an equity interest in Capstone. Neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone. Capstone provides dedicated consulting services to KKR and its affiliated funds’ portfolio companies. As of July 31, 2011, there was a payable of $0.3 million due to Capstone, which amount is included in accounts payable and accrued expenses on the Consolidated Balance Sheets.

Indemnification Agreement

On March 8, 2011, DMFC, Parent, Blue Holdings I, L.P. and Blue Holdings GP, LLC, entered into an indemnification agreement with the Managers. This indemnification agreement contains customary exculpation and indemnification provisions in favor of the Managers and their affiliates.

Transaction Fee Arrangements

Pursuant to transaction fee letters entered into with each respective Sponsor, each dated March 8, 2011, Blue Sub agreed to pay each of the Sponsors one-time fees aggregating to $46.85 million in consideration of the structuring, financial and consultation services that the Sponsors provided to Blue Sub in connection with the Merger. Blue Sub also paid for the reasonable out-of-pocket expenses of the Sponsors. In connection with these agreements, and concurrently with the consummation of the Merger, Blue Sub paid fees of $28.9 million, $3.1 million and $14.85 million, to KKR, Centerview and Vestar, respectively. As of July 31, 2011, there was a payable of $0.2 million due to Centerview for transaction-related out-of-pocket expenses, which amount is included in accounts payable and accrued expenses on the Consolidated Balance Sheets.

Pursuant to an engagement letter dated March 8, 2011, Blue Sub engaged KKR Capital Markets LLC, an affiliate of KKR (“KCM”), to act as syndication agent in connection with the placement of equity securities to persons who were not affiliated with the Sponsors. For such syndication services, Blue Sub paid KCM a one-time syndication fee of $9.2 million upon the completion of the Merger in addition to reasonable out-of-pocket expenses.

Pursuant to a facilitation fee letter agreement and an M&A fee letter agreement, each dated March 8, 2011, Blue Sub agreed to pay to Centerview (i) a one-time fee of $5.0 million for services provided to Blue Sub by Centerview and its affiliates, including services in connection with the placement of equity securities to persons who were not affiliated with the Sponsors and assistance in the due diligence process to facilitate the acceptance by Parent of certain investments and (ii) a one-time fee of $8.0 million for services provided to Blue Sub by Centerview and its affiliates, including financial advisory services in connection with the structuring, negotiation and consummation of the Merger and the preparation, negotiation and finalization of the Merger Agreement and other documents executed in connection therewith. Both of these payments were made concurrently with the consummation of the Merger.

Financing Arrangements

KCM and certain of its capital markets affiliates played a number of roles in connection with the arrangement of financing related to the Merger, including providing financing commitments to Blue Sub, acting as a joint manager and arranger of the Term Loan Facility, an initial purchaser in the initial offering of the Notes and as dealer-manager in connection with the Offers for our Existing Notes. KCM received approximately $10.2 million for these services.

Transactions with Management

Equity Contributions

Pursuant to an equity contribution agreement dated March 8, 2011, and an equity contribution and subscription agreement, dated February 16, 2011, Blue Holdings I, L.P. contributed to Parent the sum of approximately $1,564.2 million and received from Parent 312,829,237 shares of common stock of Parent. The Company’s Executive Vice President and Chief Financial Officer and Chief Operating Officer contributed approximately $0.6 million in the aggregate in cash to Parent and received 125,644 shares of common stock of Parent. Parent then contributed to Blue Sub the sum of approximately $1,550.7 million and paid $14.2 million in expenses on behalf of Blue Sub, and received from Blue Sub 10 shares of common stock of Blue Sub, which represented 100% of Blue Sub’s outstanding common stock.

Agreements among the Sponsors and Other Indirect Shareholders of the Company

The Sponsors (or funds affiliated with the Sponsors) and other investors entered into a limited partnership agreement with respect to their investment in Blue Holdings I, L.P. and an operating agreement (the “LLC Agreement”) with respect to their investment in Blue Holdings GP, LLC and a registration rights agreement relating to Blue Holdings I, L.P’s ownership of Parent’s common stock. These agreements contain agreements among the parties with respect to, among other things, restrictions on the issuance or transfer of interests, other special corporate governance provisions (including the right to approve various corporate actions), the election of managers of Blue Holdings GP, LLC, the election of our Board members (described in the next paragraph), and registration rights (including customary indemnification provisions).

Our current Board of Directors consists of ten members, all of whom were nominated pursuant the LLC Agreement described above. Under the terms of that agreement, affiliates of each of KKR and Vestar have the right to designate three managers of Blue Holdings GP, LLC, affiliates of Centerview have the right to designate two managers of Blue Holdings GP, LLC and affiliates of AlpInvest Partners have the right to designate one manager of Blue Holdings GP, LLC. The LLC Agreement further provides that the members of the LLC will seek to ensure, to the extent permitted by law, that each of the members of Blue Holdings GP, LLC also are members of the board of directors of Parent and of the Company. Under the LLC Agreement, some actions by Parent and DMC require approval by a super majority of the board of Blue Holdings GP, LLC, while others require unanimous approval.

Due to their affiliations with these funds, all of the Company’s current members of the Board, with the exception of the Company’s recently appointed CEO, are considered “affiliates” of the Company. In addition, with the exception of the Company’s CEO, all of the members of the Company’s current Board could be deemed to have an indirect interest in the Monitoring Agreement.

Review, Approval or Ratification of Transactions with Related Persons

Our Standards of Business Conduct set forth our general policies and procedures regarding how we will handle employee or director conflicts of interest. Under the Standards of Business Conduct, as modified by the Related Person Transactions Policy, the Board must review and approve in advance any related person transaction involving an officer or director of the Company. The Company’s Law Department may be involved in determining whether a particular transaction is a related person transaction requiring review and approval Board.

The Board of Directors adopted a written Related Person Transactions Policy on June 13, 2011, similar in many respects to the policy previously adopted by DMFC, in order to establish processes, procedures and standards regarding the review, approval and ratification of related person transactions and to provide guidelines regarding what types of transactions constitute related person transactions.

All related person transactions are prohibited unless approved or ratified by the Board, or in certain circumstances, the board of managers of Blue Holdings GP, LLC. The following types of transactions require the review and approval of the board of managers of Blue Holdings GP, LLC in addition to the review and approval by the Board: (i) any transaction with (1) a portfolio company held or managed by KKR 2006 Fund L.P., Vestar Capital Partners V, L.P., Centerview Capital, L.P. (and the permitted transferees of such entities) (each, a “Controlling Stockholder”) or (2) an affiliate of such entity in an amount in excess of $10 million (other than any transaction or series of related transactions in the ordinary course of business with Dollar General Corporation or its subsidiaries), provided that review and approval by Blue Holding GP, LLC is not required if such transaction or series of related transactions is in the ordinary course of business and on arm’s length terms with the Company; or (ii) any transaction with a Controlling Stockholder (or with an affiliate of such Controlling Stockholder, or with any officer, director, or employee of such Controlling Stockholder or its affiliates).

The Related Person Transactions Policy reminds directors and executive officers of their obligation under our Standards of Business Conduct to update their disclosure statement to reflect any potential conflict of interest or related person transaction. Additionally, the Policy confirms that each director and executive officer of the Company must annually complete a questionnaire designed to elicit, among other things, information about potential related person transactions. Each director and executive officer must also promptly advise the Law Department of any change to the information contained in the last completed questionnaire that could relate to the identification, review, approval or ratification of transactions that may constitute related person transactions.

The Law Department reviews the information provided by the Company’s directors and executive officers and gathers the material facts and other information necessary to assess whether a proposed transaction would constitute a related person transaction for purposes of this Policy. If the Law Department determines that a transaction would be a related person transaction, the Law Department’s written assessment and the material facts of the proposed transaction would be submitted to the Board for consideration at its next meeting.

The Board is expected to review the submitted materials and consider all other relevant facts and circumstances reasonably available to it including:

•	the benefits to the Company;

•

the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer;

•	the availability of other sources for comparable products or services;

•	the terms and conditions of the transaction; and

•	the terms available to unrelated third parties or to employees generally.

The Related Person Transactions Policy provides that the Board shall only approve those related person transactions that are in, or are not inconsistent with, the best interests of the Company. Similar procedures apply to the ratification of related person transactions in the event a director, the Chief Executive Officer, Chief Financial Officer or General Counsel becomes aware of a related person transaction that has not been previously approved or ratified. However, in such event:

•

If the transaction is pending or ongoing, it will be submitted to the Board promptly for assessment of all of the relevant facts and circumstances reasonably available and the Board shall, with the advice of counsel, evaluate all options with respect to the transaction, including ratification, amendment or termination of the related person transaction. The Company shall implement the option that the Board deems to be in, or not inconsistent with, the best interests of the Company.

•

If the related person transaction is completed, the Board shall evaluate the transaction to determine if rescission of the transaction is appropriate, and shall request that the Company’s Chief Financial Officer evaluate the Company’s controls and procedures to ascertain 1) the reason the transaction was not submitted to the Board for prior approval and 2) whether any changes to those controls and procedures are recommended.

Under the Related Person Transactions Policy, the Board of Directors determined that certain transactions entered into in the ordinary course of the Company’s business in which the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction with the Company, do not receive any special benefits as a result of the transaction, and the amount involved in the transaction equals less than two percent (2%) of the annual net revenues of each of the Company and the other entity that is a participant in the transaction do not create a material direct or indirect interest on behalf of a related person (as such term is defined in applicable SEC rules) and accordingly are not related person transactions (as such term is defined in applicable SEC rules). In addition, transactions are not related person transactions under the Related Person Transactions Policy if they are excluded from the SEC disclosure requirements regarding related person transactions.

With the exception of the consulting agreements with Capstone Consulting LLC, the transactions described above under “—Transactions with the Sponsors” and “—Transactions with Management” were not approved in accordance with the Related Person Transactions Policy because these transactions were negotiated by Parent, Blue Sub or Blue Holdings I, L.P., as applicable, prior to the effective date of the Merger.

Independence of the Board of Directors

Though not formally considered by our Board given that our securities are not traded on any national securities exchange, based upon the listing standards of the New York Stock Exchange, the national securities exchange upon which the common stock of Del Monte Foods Company (our former parent) was listed prior to the Merger, none of our directors can be considered independent. Mr. West cannot be considered independent because he is an employee of the Company. The other directors cannot be considered independent because they are employees of or affiliated with the Managers, as described above under the heading “—Transactions with the Sponsors—Monitoring Agreement.”

THE EXCHANGE OFFER

General

The registration rights agreement related to the Notes requires us to file a registration statement under the Securities Act and, upon the effectiveness of the registration statement, to offer to the holders of the Outstanding Notes the opportunity to exchange their Outstanding Notes for a like principal amount of Exchange Notes.

The registration rights agreement provides that we must use our commercially reasonable efforts to (i) prepare and file with the SEC the registration statement of which this prospectus is a part, (ii) keep the exchange offer open for not less than 20 business days (or longer, if required by applicable law) after the date notice of the exchange offer is mailed to holders of the then Outstanding Notes and (iii) consummate the exchange offer on or prior to the 365th calendar day following the original issue date of the Outstanding Notes (or if the 365th calendar day is not a business day, the next succeeding business day).

A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Following the completion of the exchange offer, holders of Outstanding Notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the Outstanding Notes will continue to be subject to certain restrictions on transfer.

Subject to certain conditions, including the representations set forth below, the Exchange Notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. In order to participate in the exchange offer, a holder must represent to us in writing, or be deemed to represent to us in writing, among other things, that:

•

the Exchange Notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such recipient is such holder itself;

•

at the time of the commencement or consummation of the exchange offer, neither such holder nor, to the knowledge of such holder, any other person receiving Exchange Notes from such holder has an arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act;

•	neither the holder nor, to the knowledge of such holder, any other person receiving Exchange Notes from such holder is an “affiliate,” as defined in Rule 405 under the Securities Act, of ours;

•

if such holder is not a broker-dealer, neither such holder nor, to the knowledge of such holder, any other person receiving Exchange Notes from such holder, is engaging in or intends to engage in a distribution of the Exchange Notes; and

•

if such holder is a participating broker-dealer, such holder has acquired the Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities and that it will comply with the applicable provisions of the Securities Act (including, but not limited to, the prospectus delivery requirements thereunder). See “Plan of Distribution.”

Under certain circumstances specified in the registration rights agreements, we may be required to file a “shelf” registration statement covering resales of the Outstanding Notes pursuant to Rule 415 under the Securities Act.

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, the Exchange Notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of Exchange Notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate,” within the meaning of Rule 405 under the Securities Act, of ours;

•	is a broker-dealer who purchased Outstanding Notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

•	acquired the Exchange Notes other than in the ordinary course of the holder’s business;

•	has an arrangement or understanding with any person to engage in the distribution of the Exchange Notes; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offer.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Note. See “Plan of Distribution.” Broker-dealers who acquired Outstanding Notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above, and must comply with the registration and prospectus delivery requirements of the Securities Act in order to sell the Outstanding Notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Outstanding Notes validly tendered and not withdrawn prior to 11:59 p.m., Eastern Time December 12, 2011, or such date and time to which we, in our sole discretion, extend the exchange offer. We will issue $2,000 in principal amount of Exchange Notes in exchange for each $2,000 principal amount of Outstanding Notes accepted in the exchange offer. Holders may tender some or all of their Outstanding Notes pursuant to the exchange offer. Outstanding Notes may be tendered only in denominations of $2,000 and any integral multiples of $1,000 in excess of $2,000.

The Exchange Notes will evidence the same debt as the Outstanding Notes and will be issued under the terms of, and entitled to the benefits of, the indenture governing the Notes (the “Indenture”). As of the date of this prospectus: $1,300.0 million in aggregate principal amount of Outstanding Notes were outstanding, and there was one registered holder, a nominee of DTC. This prospectus, together with the letter of transmittal, is being sent to the registered holders of Outstanding Notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

Holders who tender Outstanding Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Outstanding Notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 11:59 p.m., Eastern Time, on December 12, 2011, unless we, in our sole discretion, extend the exchange offer, in which case the expiration date shall be the latest date and time to which the exchange offer is extended. We reserve the right, in our sole discretion:

•	to extend the exchange offer or, if any of the conditions set forth under “—Conditions to the Exchange Offer” shall not have been satisfied or waived, to terminate the exchange offer, or

•	to amend or modify the terms of the exchange offer in any manner or waive any conditions to the exchange offer.

In the event of a material modification or waiver of a condition to the exchange offer, we will promptly disclose such modification or such waiver in a manner reasonably calculated to inform the holders of Outstanding Notes of such modification or such waiver. In addition we will extend the offer, if necessary, so that at least five business days remain after notice of the amendment and before the expiration date.

In order to extend the exchange offer, we will notify the exchange agent and each registered holder of any extension by written notice prior to 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., Eastern Time on such date.

During any extension of the exchange offer and consent solicitation, all Outstanding Notes previously validly tendered and not validly withdrawn will remain subject to the exchange offer. Any waiver, amendment or modification of the exchange offer will apply to all Outstanding Notes previously validly tendered and not validly withdrawn.

Procedures for Tendering

When the holder of Outstanding Notes tenders, and we accept such Outstanding Notes for exchange pursuant to that tender, a binding agreement between us and the tendering holder is created, subject to the terms and conditions set forth in this prospectus and the accompanying letter of transmittal.

General. If you wish to participate in the exchange offer, you must validly tender (and not validly withdraw) your Outstanding Notes to the exchange agent at or prior to the expiration date in accordance with the procedures described below. In order to meet this deadline, custodians and clearing systems may require you to act on a date prior to the expiration date. Additionally, they may require further information in order to process all requests to tender. Holders are urged to contact their custodians and clearing systems as soon as possible to ensure compliance with their procedures and deadlines.

The method of delivery of the Outstanding Notes, the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holder. Where applicable, holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the exchange agent at or prior to the expiration date. Do not send the letter of transmittal or any Outstanding Notes to anyone other than the exchange agent.

If you have questions regarding tender or consent procedures or require additional copies of this prospectus or the letter of transmittal, please contact the exchange agent. Contact information for the exchange agent are set forth below under the heading “—Exchange Agent.” Holders whose Outstanding Notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee can also contact such custodial entity for assistance in tendering their Outstanding Notes.

Valid Tender of Outstanding Notes. If you are a holder of Outstanding Notes and you wish to tender your Outstanding Notes for exchange pursuant to the exchange offer, on or prior to the expiration date you must:

(i) agree to be bound by the terms of the exchange offer by transmitting either:

•

a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, with all signature guarantees and other documents required by the letter of transmittal, to the exchange agent at the address set forth below under the heading “—The Exchange Agent”; or

•

a computer-generated message transmitted by means of DTC’s ATOP, as described below, and received by the exchange agent in which you acknowledge and agree to be bound by the terms of the letter of transmittal; and

(ii) comply with the guaranteed delivery procedures described below or deliver the Outstanding Notes to the exchange agent by either:

•	transmitting a timely confirmation of book-entry transfer of your Outstanding Notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described below; or

•	if the Outstanding Notes are held in physical form, delivering the Outstanding Notes to the exchange agent as described below.

Delivery of Physical Letter of Transmittal. You may transmit your acceptance of the terms of the exchange offer by delivering a properly completed and duly executed physical letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, with all signature guarantees and other documents required by the letter of transmittal, to the exchange agent at the address set forth below under the heading “—The Exchange Agent”.

Signatures on all letters of transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”), unless the Outstanding Notes tendered thereby are tendered (i) by a holder of Outstanding Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Outstanding Notes) who has not completed the box entitled “Special Delivery Instructions” on the letter of transmittal, or (ii) for the account of a member firm of a registered national securities exchange, a member of FINRA or a commercial bank or trust company having an office or correspondent in the United States.

Delivery of Letter of Transmittal Through ATOP. In lieu of physically completing and executing the letter of transmittal and delivering it to the exchange agent, DTC participants that have the Outstanding Notes credited to their DTC account and held of record by DTC’s nominee may electronically transmit their acceptance of the exchange offer through ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the exchange offer and send an agent’s message to the exchange agent for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the exchange agent, which states that DTC has received an express acknowledgement from you that you have received the exchange offer documents and agree to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against you.

Delivery of documents to DTC does not constitute delivery to the exchange agent. If you desire to tender your Outstanding Notes through DTC, you must allow sufficient time for completion of the ATOP procedures during the normal procedures of DTC. We will have the right, which may be waived, to reject the defective tender of Outstanding Notes as invalid and ineffective.

Holders whose Outstanding Notes are held by DTC should be aware that DTC may have deadlines earlier than the expiration date for the exchange offer. Accordingly, such holders are urged to contact DTC as soon as possible.

Book-Entry Delivery of Outstanding Notes. The exchange agent has or will establish an account with respect to the Outstanding Notes at DTC for purposes of the exchange offer, and any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the record owner of the Outstanding Notes may make book-entry delivery of Outstanding Notes by causing DTC to transfer the Outstanding Notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer.

Delivery of Outstanding Notes Held in Physical Form. We do not believe any Outstanding Notes exist in physical form. If you believe you hold Outstanding Notes in physical form, please contact the exchange agent regarding procedures for participating in the exchange offer. Any Outstanding Notes in physical form must be tendered using a physical letter of transmittal and such Outstanding Notes must be delivered to the exchange agent at its address set forth below under the heading “—Exchange Agent.”

Guaranteed Delivery Procedures. If a holder of Outstanding Notes desires to tender such Outstanding Notes and the holder’s Outstanding Notes are not immediately available, or time will not permit the holder’s Outstanding Notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the holder tenders the Outstanding Notes through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, acceptable to us, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Outstanding Notes tendered, the certificate number or numbers of such Outstanding Notes, if applicable, and the amount of the Outstanding Notes being tendered. The notice of guaranteed delivery must state that the tender is being made and must guarantee that within three New York Stock Exchange trading days after the expiration date the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal (with any required signature guarantees and any other documents required by the letter of transmittal), or agent’s message, as the case may be, will be provided by the eligible institution to the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal (with any required signature guarantees and any other documents required by the letter of transmittal), or agent’s message, as the case may be, within three New York Stock Exchange trading days after the expiration date.

Tendering with Respect to Outstanding Notes Held Through a Custodian. Any holder whose Outstanding Notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Outstanding Notes should contact such custodial entity promptly and instruct such custodial entity to tender the Outstanding Notes and deliver consents on such holder’s behalf.

A custodial entity cannot tender Outstanding Notes on behalf of a holder of Outstanding Notes without such holder’s instructions. Holders whose Outstanding Notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee should be aware that such nominee may have deadlines earlier than the expiration date. Accordingly, such holders are urged to contact any custodial entity such as a broker, dealer, commercial bank, trust company or other nominee through which they hold their Outstanding Notes as soon as possible in order to learn of the applicable deadlines of such nominees.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Outstanding Notes pursuant to any of the procedures described above, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us in our sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. We reserve the absolute right to reject any or all tenders of any Outstanding Notes determined by us not to be in proper form, or if the acceptance of or exchange of such Outstanding Notes may, in the opinion of our counsel, be unlawful or result in a breach of contract. A waiver of any defect or irregularity with respect to the tender of one Outstanding Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Outstanding Note. Notwithstanding the foregoing, we do not expect to treat any holder of Outstanding Notes differently from other holders to the extent they present the same facts or circumstances.

Your tender of Outstanding Notes will not be deemed to have been validly made until all defects or irregularities in your tender have been cured or waived. None of us, the exchange agent or any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any Outstanding Notes, or will incur any liability for failure to give any such notification.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all the conditions to the exchange offer, and assuming we do not otherwise terminate the exchange offer, we will accept, promptly after the expiration date, all Outstanding Notes properly tendered that have not been validly withdrawn and will issue Exchange Notes registered under the Securities Act in exchange for the tendered Outstanding Notes. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered Outstanding Notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter, and complied with the applicable provisions of the registration rights agreement. If any tendered Outstanding Notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted Outstanding Notes will be returned to the tendering holder at our expense promptly after the expiration or termination of the exchange offer. Any withdrawn or unaccepted Outstanding Notes will be credited to the tendering holder’s account at DTC or, if the tendered Outstanding Notes are held in physical form, by delivering the withdrawn or unaccepted Outstanding Notes to the tendering holder. Under no circumstances will we be required to accept Outstanding Notes for exchange that have not been validly tendered in accordance with the procedures set forth in this prospectus. See “—Procedures for Tendering.”

For each Outstanding Note accepted for exchange, the holder will receive an Exchange Note registered under the Securities Act having a principal amount equal to that of the surrendered Outstanding Note. Exchange Notes will be delivered in book-entry form by deposit with DTC. DTC will transmit the Exchange Notes to holders in accordance with its procedures. Registered holders of Exchange Notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from the issue date of the Outstanding Notes. Holders of Exchange Notes will not receive any payment in respect of accrued interest on Outstanding Notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the exchange offer. Under the registration rights agreement, we may be required to make payments of additional interest to the holders of the Outstanding Notes under circumstances relating to the timing of the exchange offer.

Withdrawal of Tenders

Tenders of Outstanding Notes may be validly withdrawn at any time prior to the expiration of the exchange offer and, if not previously accepted for exchange after January 13, 2012. For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal, or a properly transmitted “request message” through ATOP, must be received by the exchange agent prior to the expiration date at its address set forth below under “—Exchange Agent.” Any such written or facsimile-transmitted notice must:

•	specify the name of the tendering holder of Outstanding Notes;

•	bear a description of the Outstanding Notes to be withdrawn;

•	specify, in the case of Outstanding Notes tendered by physical delivery of certificates, the certificate numbers shown on the particular certificates evidencing those Outstanding Notes;

•	specify the aggregate principal amount represented by those Outstanding Notes;

•

specify, in the case of Outstanding Notes tendered by physical delivery of certificates for those Outstanding Notes, the name of the registered holder, if different from that of the tendering holder, or specify, in the case of Outstanding Notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn Outstanding Notes;

•

specify, in the case of Outstanding Notes tendered by physical delivery of certificates for those Outstanding Notes, mailing instructions for the return of such Outstanding Notes to the tendering holder; and

•

be signed by the holder of those Outstanding Notes in the same manner as the original signature on the letter of transmittal and consent, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of those Outstanding Notes.

Any withdrawn Outstanding Notes will be credited to the tendering holder’s account at DTC or, if the withdrawn Outstanding Notes are held in physical form, will be returned to the tendering holder at our expense. Withdrawal of tenders of Outstanding Notes may not be rescinded, and any Outstanding Notes validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the exchange offer. Validly withdrawn Outstanding Notes may, however, be re-tendered by again following the procedures described in “—Procedures for Tendering” on or prior to the expiration of the exchange offer.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any withdrawal of Outstanding Notes pursuant to the procedures described above, and the form and validity (including time of receipt) of all documents will be determined by us in our sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. None of us, the exchange agent or any other person or entity is under any duty to give notification of any defects or irregularities in any withdrawal of any Outstanding Notes, or will incur any liability for failure to give any such notification.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to deliver any Exchange Notes, and we may terminate the exchange offer or, at our option, modify, extend or otherwise amend the exchange offer, if (i) the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC; (ii) an action or proceeding shall have been instituted in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer or a material adverse development shall have occurred in any existing action or proceeding with respect to us; or (iii) all governmental approvals necessary for the consummation of the exchange offer have not been obtained.

The foregoing conditions may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of those rights and each of those rights shall be deemed an ongoing right which may be asserted at any time and from time to time. If we waive any conditions of the exchange offer, we will promptly disclose such waiver in a manner reasonably calculated to inform the holders of Outstanding Notes of such waiver.

In addition, we will not accept for exchange any Outstanding Notes tendered, and no Exchange Notes will be issued in exchange for those Outstanding Notes, if at such time the registration statement of which this prospectus forms a part has not been declared effective by the SEC, or if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every reasonable effort to have the registration statement of which this prospectus forms a part be declared effective by the SEC and obtain the withdrawal of any stop order at the earliest possible time, as applicable.

Consequences of Not Tendering

Outstanding Notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to accrue interest and to be subject to the provisions in the Indenture regarding the transfer and exchange of the Outstanding Notes and the existing restrictions on transfer set forth in the legend on the Outstanding Notes relating to the Outstanding Notes. After the completion of the exchange offer, we will have no further obligation to provide for the registration under the Securities Act of those Outstanding Notes except in limited circumstances with respect to specific types of holders of Outstanding Notes. In general, Outstanding Notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. The Bank of New York Mellon Trust Company, N.A. has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Registered and Certified Mail:

The Bank of New York Mellon Trust Company, N.A. as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations – Reorganization Unit

101 Barclay Street, Floor 7 East

New York, NY 10286

Attn: William Buckley

By Overnight Courier or Regular Mail:

The Bank of New York Mellon Trust Company, N.A. as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations – Reorganization Unit

101 Barclay Street, Floor 7 East

New York, NY 10286

Attn: William Buckley

By Hand Delivery:

The Bank of New York Mellon Trust Company, N.A. as Exchange Agent

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations – Reorganization Unit

101 Barclay Street, Floor 7 East

New York, NY 10286

Attn: William Buckley

Facsimile: (212) 298-1915

Telephone: (212) 815-5788

Fees and Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Accounting Treatment

We will record the Exchange Notes at the same carrying value as the Outstanding Notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as the terms of the Exchange Notes are substantially identical to those of the Outstanding Notes. The expenses of the exchange offer will be amortized over the term of the Exchange Notes.

Transfer Taxes

Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register Exchange Notes in the name of, or request that Outstanding Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those Outstanding Notes.

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Facilities

Overview

In connection with the Transactions, we entered into a senior secured term loan credit agreement (the “Senior Secured Term Loan Credit Agreement”) and a senior secured asset-based credit agreement (the “Senior Secured Asset-Based Revolving Credit Agreement” and, with the Senior Secured Term Loan Credit Agreement, the “Credit Agreements”). JPMorgan Chase Bank, N.A. acts as administrative agent under the Senior Secured Term Loan Credit Agreement and Bank of America, N.A. acts as administrative agent under the Senior Secured Asset-Based Revolving Credit Agreement.

The Credit Agreements provide senior secured financing consisting of:

•	$2,700.0 million in a senior secured term loan B facility (with all related loan documents, and as amended from time to time, the “Term Loan Facility”); and

•

up to $750.0 million in a senior secured asset-based revolving credit facility, subject to borrowing base availability (with all related loan documents, and as amended from time to time, the “ABL Facility” and, with the Term Loan Facility, the “Credit Facilities”).

The borrower under the Credit Facilities is Del Monte Corporation, as successor to Del Monte Foods Company. The ABL Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as “swingline loans.”

Under the ABL Facility, we have the right at any time to request incremental commitments up to an amount as would cause the total commitments not to exceed in the aggregate $1,000.0 million. Under the Term Loan Facility, we have the right at any time to request incremental loans up to $500.0 million plus an additional amount so long as we do not exceed a senior secured leverage ratio and certain other conditions are met. The lenders under these facilities are under no obligation to provide any such incremental commitments or loans, and any such addition of or increase in commitments or loans are subject to certain customary conditions precedent.

The amount from time to time available under the ABL Facility (including in respect of letters of credit) may not exceed the borrowing base. The borrowing base, determined at the time of calculation, is an amount equal to: (i) 85% of eligible accounts receivable and (ii) the lesser of (a) 75% of the book value of eligible inventory and (b) 85% of the net orderly liquidation value of eligible inventory, of the borrowers under the facility at such time, less customary reserves.

Interest Rate and Fees

Borrowings under the Credit Facilities bear interest at a rate equal to an applicable margin plus, at our option, either (a) a LIBOR rate adjusted for certain additional costs (subject to a 1.50% floor in the case of the Term Loan Facility), or (b) a base rate (subject to a 2.50% floor in the case of the Term Loan Facility). Under the ABL Facility, the applicable margin with respect to LIBOR borrowings is currently 2.00% (and may increase to 2.50% depending on average excess availability) and with respect to base rate borrowings is currently 1.00% (and may increase to 1.50% depending on average excess availability). Under the Term Loan Facility, the applicable margin with respect to LIBOR borrowings is 3.00% and with respect to base rate borrowings is 2.00%. See “Note 8. Derivative Financial Instruments” to our interim financial statements contained elsewhere in this prospectus

In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee at an initial rate of 0.500% per annum in respect of the unutilized commitments thereunder. The commitment fee rate may be reduced to 0.375% per annum depending on the amount of excess availability under the ABL Facility. We must also pay customary letter of credit fees and fronting fees for each letter of credit issued under the ABL Facility.

Prepayments

The Term Loan Facility requires us to prepay outstanding term loans, subject to certain exceptions, with, among other things:

•

commencing with our fiscal year ending April 29, 2012, 50% (which percentage will be reduced to 25% if our leverage ratio is 5.5x or less and to 0% if our leverage ratio is 4.5x or less) of our annual excess cash flow, as defined in the Senior Secured Term Loan Credit Agreement;

•	100% of the net cash proceeds of certain casualty events;

•	100% of the net cash proceeds of all of our non-ordinary course asset sales or other dispositions of property, subject to our right to reinvest the proceeds; and

•	100% of the net cash proceeds of any incurrence of debt, other than proceeds from the debt permitted under the Senior Secured Term Loan Credit Agreement.

We are required to prepay the ABL Facility to the extent extensions of credit thereunder exceed the then current borrowing base.

We may voluntarily repay outstanding loans under the Credit Facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

If a change of control as defined in the Credit Agreements occurs, this will cause an event of default under the Credit Agreements. Upon an event of default, indebtedness under the Credit Facilities may be accelerated, in which case we would be required to repay all outstanding loans plus accrued and unpaid interest and all other amounts outstanding under the Credit Facilities.

Letters of Credit

A portion of our ABL Facility is available for letters of credit.

Amortization

The Term Loan Facility requires quarterly scheduled principal payments of 0.25% of the outstanding principal (which is currently $6.75 million) per quarter from September 30, 2011 to December 31, 2017. The balance is due in full on the maturity date of March 8, 2018. Scheduled principal payments with respect to the Term Loan Facility are subject to reduction following any mandatory or voluntary prepayments on terms and conditions set forth in the Senior Secured Term Loan Credit Agreement. As of July 31, 2011, the amount of outstanding loans under the Term Loan Facility was $2,700.0 million and the interest rate payable was 4.50%, or 4.62% after giving effect to our interest rate swaps. See “Note 8. Derivative Financial Instruments” to our interim condensed consolidated financial statements contained elsewhere in this prospectus for a discussion of interest rate swaps.

Principal amounts outstanding under the ABL Facility are due and payable in full at maturity on March 8, 2016, on which day the commitments thereunder will terminate.

Guarantee and Security

All of our obligations under the Credit Facilities are unconditionally guaranteed by our direct parent and by substantially all our existing and future, direct and indirect, wholly-owned material restricted domestic subsidiaries, subject to certain exceptions. Currently, there are no guarantor subsidiaries under any of our debt agreements.

Indebtedness under the Term Loan Facility is generally secured by a first priority lien on substantially all of our assets other than inventories and accounts receivable, and by a second priority lien with respect to inventories and accounts receivable. The ABL Facility is generally secured by a first priority lien on our inventories and accounts receivable and by a second priority lien on substantially all of our other assets.

Certain Covenants and Events of Default

The Credit Agreements contain a number of covenants that, among other things, limit, subject to certain exceptions, our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	create liens;

•	engage in mergers or consolidations;

•	sell or transfer assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans or advances;

•	prepay certain indebtedness;

•	engage in certain transactions with affiliates;

•	amend agreements governing certain subordinated indebtedness adverse to the lenders; and

•	change our lines of business.

The Credit Agreements also contain certain customary affirmative covenants and events of default.

DESCRIPTION OF THE EXCHANGE NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the term “Issuer” or “Del Monte” refers only to Del Monte Corporation (and not any of its Subsidiaries), as the successor obligor to each of Blue Sub and Del Monte Foods Company under the Outstanding Notes and the Indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture (each as defined herein), and as issuer of the Exchange Notes; (ii) the terms “we,” “our” and “us” each refer to the Issuer and its consolidated Subsidiaries; and (iii) the term “Notes” refers, collectively, to the Outstanding Notes and the Exchange Notes.

Blue Sub issued $1,300,000,000 aggregate principal amount of the Outstanding Notes under an indenture dated as of February 16, 2011 (the “Indenture”) between Blue Sub and The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”). Concurrently with the closing of the Merger, Del Monte Foods Company assumed all of the obligations of Blue Sub and Del Monte became a Guarantor under the Outstanding Notes and the Indenture pursuant to a supplemental indenture dated as of March 8, 2011 among Del Monte Foods Company, Del Monte and the Trustee (the “First Supplemental Indenture”). Concurrently with the closing of the Subsequent Merger, Del Monte assumed all of the obligations of Del Monte Foods Company under the Outstanding Notes and the Indenture pursuant to a second supplemental indenture dated as of April 26, 2011 among Del Monte Foods Company, Del Monte and the Trustee (the “Second Supplemental Indenture”). As a result, Del Monte is treated as the issuer, rather than a Guarantor, of the Notes and will be the issuer of the Exchange Notes. In this description, the term “Indenture” refers to the Indenture, as supplemented by each of the First Supplemental Indenture, the Second Supplemental Indenture, and the third supplemental indenture dated as of June 22, 2011 between Del Monte and the Trustee (the “Third Supplemental Indenture”). The Exchange Notes will be issued under the Indenture. Copies of the form of the Indenture may be obtained from the Issuer upon request. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The Exchange Notes will be issued solely in exchange for an equal principal amount of the Outstanding Notes. The Exchange Notes will evidence the same indebtedness as the Outstanding Notes and both classes of Notes will be entitled to the benefits of the Indenture and treated as a single series of debt securities. The terms of the Exchange Notes and the terms of the Outstanding Notes are the same in all material respects except that the Exchange Notes will be registered under the Securities Act and so will no longer be subject to transfer restrictions and certain rights provided by the Registration Rights Agreement, including provisions providing for registration rates and the payment of additional interest in specified circumstances, will be limited or eliminated.

The following description is only a summary of the material provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Notes.

The Notes:

•	are unsecured senior obligations of the Issuer;

•	are pari passu in right of payment with all existing and future Senior Indebtedness (including the Senior Credit Facilities) of the Issuer;

•	are effectively subordinated to all Secured Indebtedness of the Issuer (including the Senior Credit Facilities) to the extent of the value of the assets securing such Indebtedness;

•	are senior in right of payment to any existing or future Subordinated Indebtedness (as defined with respect to the Notes) of the Issuer; and

•	are entitled to the rights provided by the Registration Rights Agreement.

Guarantees

Currently, none of the Issuer’s Subsidiaries guarantee the Notes or the Issuer’s Senior Credit Facilities. Under the Indenture, if in the future any Restricted Subsidiaries guarantee the Senior Credit Facilities, they must also guarantee the Notes. See “—Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.” Any Guarantors, as primary obligors and not merely as sureties, will jointly and severally guarantee, on a senior unsecured basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of or interest on or Special Interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing a supplemental indenture to the Indenture. Each Guarantee will be a general unsecured obligation of the relevant Guarantor and will rank equal in right of payment to all existing and future Senior Indebtedness of such Guarantor and will be effectively subordinated to all Secured Indebtedness of such entity (including any guarantee by such Guarantor of our Indebtedness under the Senior Credit Facilities) to the extent of the value of the assets securing such Indebtedness and will be senior in right of payment to all existing and future Subordinated Indebtedness of such entity. The Notes are structurally subordinated to Indebtedness and other liabilities of each Subsidiary of the Issuer that does not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any non-guarantor Subsidiary, the non-guarantor Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to the Issuer. As of July 31, 2011, our non-guarantor Subsidiaries had approximately $121.5 million of liabilities outstanding (including trade payables) to which the Notes were structurally subordinated.

The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent such Guarantee from constituting a fraudulent conveyance under applicable law and, therefore, are limited to the amount that such Guarantor could guarantee without such Guarantee constituting a fraudulent conveyance; this limitation, however, may not be effective to prevent such Guarantee from constituting a fraudulent conveyance. If a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risk Factors Relating to the Notes—Federal and state fraudulent transfer laws may permit a court to void the Notes or any guarantees, and if that occurs, you may not receive any payments on the Notes.”

Any Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Any Guarantee by a Guarantor of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(i)    (a) any sale, exchange or transfer (by merger or otherwise) of (I) the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or (II) all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture,

(b) the release or discharge of the guarantee by such Guarantor of the Senior Credit Facilities or the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee,

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture,

(d) exercise of the legal defeasance option or covenant defeasance option by the Issuer as described under “Legal Defeasance and Covenant Defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture, or

(e) as described under “Amendment, Supplement and Waiver”; and

(ii) such Guarantor delivering to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

Senior Indebtedness versus Notes

The Indebtedness evidenced by the Notes is unsecured and ranks pari passu in right of payment to all Senior Indebtedness of the Issuer. Secured Indebtedness and other secured obligations of the Issuer (including obligations with respect to the Senior Credit Facilities) is effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.

As of July 31, 2011, the Issuer’s Senior Indebtedness was approximately $4,000.0 million, including $2,700.0 million of secured Indebtedness.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in certain circumstances, such Indebtedness may be secured Indebtedness. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” and “Certain Covenants—Liens.”

Liabilities of Subsidiaries versus Notes

None of our Subsidiaries currently guarantee the Notes, although we may in the future be required to cause one or more of our Restricted Subsidiaries to provide a Guarantee. See “Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.” If any of our Subsidiaries guarantee the Notes in the future, as described above under “Guarantees,” such Guarantees may be released under certain circumstances. In addition, our future Subsidiaries may not be required to guarantee the Notes.

Claims of creditors of our non-guarantor Subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of our creditors, including Holders of the Notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries.

As of July 31, 2011, the total liabilities of our Subsidiaries, none of which are Guarantors, were approximately $121.5 million, including trade payables and excluding intercompany liabilities. Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock by certain of our subsidiaries, such limitation is subject to a number of significant exceptions and qualifications and the Indebtedness incurred and preferred stock issued in compliance with the covenants could be substantial. Moreover, the Indenture does not impose any limitation on the incurrence or issuance by such subsidiaries of liabilities that are not considered Indebtedness or Disqualified Stock under the Indenture. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”.

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the Notes. The initial paying agent for the Notes is the Trustee. The Issuer will also maintain a registrar. The initial registrar is the Trustee. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Principal, Maturity and Interest

As of the date of this prospectus, $1,300.0 million in aggregate principal amount of Notes is outstanding. The Notes will mature on February 15, 2019. The Issuer may issue additional Notes from time to time under the Indenture (“Additional Notes”). Any offering of Additional Notes is subject to the covenant described below under the caption “Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock.” The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the Exchange Notes” include any Additional Notes that are actually issued.

Interest on the Notes accrues at the rate of 7.625% per annum and is payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2011 in the case of the Outstanding Notes and on February 15, 2012 in the case of the Exchange Notes, to Holders of record on the immediately preceding February 1 and August 1, as the case may be. Interest on the Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Exchange Notes will accrue from the most recent date on which interest was paid on the Outstanding Notes. Holders of Outstanding Notes that are accepted for exchange will be deemed to have waived the right to receive any further interest payments with respect to such Outstanding Notes. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Special Interest pursuant to the Registration Rights Agreement. Principal of, premium, if any, and interest on the Notes is payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by The Depository Trust Company or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in New York is the office of the Trustee maintained for such purpose. The Notes are issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the caption “Repurchase at the Option of Holders.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

At any time prior to February 15, 2014, the Issuer may redeem all or a part of the Notes, upon notice as described under the heading “—Selection and Notice,” at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to, but excluding, the date of redemption (the “Redemption Date”), subject to the rights of Holders of record of Notes on the relevant record date to receive interest due on the relevant interest payment date. On and after February 15, 2014, the Issuer may redeem the Notes, in whole or in part, upon notice as described under the heading “—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Special Interest, if any, to, but excluding, the applicable Redemption Date, subject to the right of Holders of record of Notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on February 15 of each of the years indicated below:

Year	Percentage
2014	103.813%
2015	101.906%
2016 and thereafter	100.000%

In addition, until February 15, 2014, the Issuer may, at its option, upon notice as described under the heading “—Selection and Notice,” on one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture at a redemption price equal to 107.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon and Special Interest, if any, to, but excluding, the applicable Redemption Date, subject to the right of Holders of record of Notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings of the Issuer or Holdings or any other direct or indirect parent company of the Issuer to the extent such net cash proceeds are contributed to the Issuer; provided that at least 50% of the sum of the aggregate principal amount of Notes originally issued under the Indenture (including any Additional Notes issued under the Indenture after the Issue Date) remains outstanding immediately after the occurrence of each such redemption; provided, further, that each such redemption occurs within 120 days of the date of closing of each such Equity Offering.

Any redemption or notice of any redemption may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering, other offering or other corporate transaction or event. Notice of any redemption in respect of an Equity Offering may be given prior to the completion thereof.

The Issuer may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Selection and Notice

With respect to any partial redemption or repurchase of Notes made pursuant to the Indenture, if less than all of the Notes are to be redeemed at any given time, selection of such Notes for redemption will be made by the Trustee (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC; provided that no Notes of $2,000 or less shall be redeemed or repurchased in part.

Notices of purchase or redemption shall be delivered electronically or mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes that are subject to purchase or redemption at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption, unless such redemption is conditioned on the happening of a future event. On and after the purchase or redemption date, unless the Issuer defaults in payment of the purchase or redemption price, interest shall cease to accrue on Notes or portions thereof purchased or called for redemption, unless such purchase or redemption is conditioned on the happening of a future event.

Repurchase at the Option of Holders

Change of Control

The Indenture provides that if a Change of Control (as defined below under “— Certain Definitions”) occurs after the Effective Date, unless, prior to the time the Issuer is required to make a Change of Control Offer (as defined below), the Issuer has previously or concurrently mailed a redemption notice with respect to all the then outstanding Notes as described under “Optional Redemption” or “Satisfaction and Discharge,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to, but excluding, the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that, unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided that the paying agent receives, not later than the expiration time of the Change of Control Offer, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that if the Issuer is redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof;

(8) if such notice is delivered prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(9) the other instructions, as determined by us, consistent with the covenant hereunder, that a Holder must follow.

While the Notes are in global form and the Issuer makes an offer to purchase all of the Notes pursuant to the Change of Control Offer, a Holder may exercise its option to elect for the purchase of the Notes through the facilities of DTC, subject to its rules and regulations.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officers’ Certificate stating that all Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities limit, and future credit agreements or other agreements relating to Indebtedness to which the Issuer (or one of its affiliates) becomes a party may prohibit or limit, the Issuer from purchasing any Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when the Issuer is contractually prohibited from purchasing the Notes, the Issuer could seek the consent of its lenders to permit the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, the Issuer will remain contractually prohibited from purchasing the Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute a Default under the Indenture.

The Senior Credit Facilities provide that certain change of control events with respect to the Issuer constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control event that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable. Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases of the Notes.

In the event that we make a Change of Control Payment, the paying agent will promptly mail to each Holder of the Notes the Change of Control Payment for such Notes, and the Trustee will promptly authenticate a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Issuer (or any of its direct or indirect parent companies) and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Issuer and the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all such Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of such Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control, including the definition of “Change of Control,” may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

The Indenture provides that, after the Effective Date, the Issuer will not, and will not permit any Restricted Subsidiary to, consummate, directly or indirectly, an Asset Sale, (as defined below under “— Certain Definitions”) unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s most recent consolidated balance sheet or in the footnotes thereto, or if incurred or accrued subsequent to the date of such balance sheet, such liabilities that would have been shown on the Issuer’s consolidated balance sheet or in the footnotes thereto if such incurrence or accrual had taken place on or prior to the date of such balance sheet, as determined in good faith by the Issuer) of the Issuer, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets (or are otherwise extinguished in connection with the transactions relating to such Asset Sale) and for which the Issuer and all such Restricted Subsidiaries have been validly released by all applicable creditors in writing,

(b) any securities, notes or other obligations or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $150.0 million and (y) 2.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the Issuer’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale (the “Asset Sale Proceeds Application Period”), the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale:

(1) to permanently repay:

(w) Obligations under a Credit Facility to the extent such Obligations were incurred under paragraph (a) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock,” and to correspondingly reduce any outstanding commitments with respect thereto;

(x) Obligations under Senior Secured Indebtedness of the Issuer or a Guarantor, and to correspondingly reduce any outstanding commitments with respect thereto;

(y) Obligations under the Notes or any other Senior Indebtedness of the Issuer or any Restricted Subsidiary (and, in the case of other Senior Indebtedness, to correspondingly reduce any outstanding commitments with respect thereto, if applicable); provided that if the Issuer or any Restricted Subsidiary shall so repay any such other Senior Indebtedness, the Issuer will reduce Obligations under the Notes on a pro rata basis by, at its option, (A) redeeming Notes as described under “Optional Redemption,” (B) making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, thereon up to the principal amount of Notes to be repurchased or (C) purchasing Notes through open market purchases, at a price equal to or higher than 100% of the principal amount thereof, in a manner that complies with the Indenture and applicable securities law; or

(z) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary; or

(2) to make (a) an Investment in any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or a Restricted Subsidiary, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes or continues to constitute a Restricted Subsidiary, (b) capital expenditures or (c) acquisition of other property or assets, in the case of each of (a), (b) and (c), either (i) used or useful in a Similar Business or (ii) that replace the businesses, properties and assets that are the subject of such Asset Sale;

provided that the Issuer and its Restricted Subsidiaries will be deemed to have complied with this clause (2) if and to the extent that, within 450 days after the Asset Sale that generated the Net Proceeds, the Issuer has entered into and not abandoned or rejected a binding agreement to consummate any such investment described in this clause (2), and such investment is thereafter completed within 180 days after the end of such 450-day period.

To the extent of the balance of any Net Proceeds not invested or applied as permitted by clauses (1) and (2) above (any such Net Proceeds, whether from one or more Asset Sales, “Excess Proceeds”), the Issuer shall, prior to the expiration of the Asset Sale Proceeds Application Period, make an offer to all Holders of the Notes, and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of Notes and such Pari Passu Indebtedness, in denominations of $2,000 initial principal amount and multiples of $1,000 thereafter, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, or, in the case of Pari Passu Indebtedness represented by securities sold at a discount, the amount of the accreted value thereof at such time, plus accrued and unpaid interest and Special Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. In the event that the Issuer or a Restricted Subsidiary prepays any Pari Passu Indebtedness that is outstanding under a revolving credit or other committed loan facility pursuant to an Asset Sale Offer, the Issuer or such Restricted Subsidiary shall cause the related loan commitment to be reduced in an amount equal to the principal amount so prepaid.

The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $50.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes and, if applicable, Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds in any manner not prohibited by the Indenture. If the aggregate principal amount of Notes and, if applicable, Pari Passu Indebtedness surrendered in an Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased or repaid on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the Issuer or the applicable Restricted Subsidiary may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The Senior Credit Facilities limit, and future credit agreements or other agreements relating to Indebtedness to which the Issuer (or one of its affiliates) becomes a party may prohibit or limit, the Issuer from purchasing any Notes pursuant to this Asset Sales covenant. In the event the Issuer is contractually prohibited from purchasing the Notes, the Issuer could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it will remain contractually prohibited from purchasing the Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute a Default under the Indenture.

Certain Covenants

Effectiveness of Covenants

Set forth below are summaries of certain covenants contained in the Indenture. During any period of time that: (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Issuer and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

(1)	“—Limitation on Restricted Payments”;

(2)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(3)	“—Transactions with Affiliates”;

(4)	“—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(5)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(6)	“Repurchase at the Option of Holders—Asset Sales”; and

(7)	clause (4) of the first paragraph of “Merger, Consolidation or Sale of All or Substantially All Assets”

(collectively, the “Suspended Covenants”). Upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Net Proceeds shall be set at zero. In addition, the Guarantees of the Guarantors will also be suspended as of such date (the “Suspension Date”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Notes below an Investment Grade Rating or a Default or an Event of Default occurs and is continuing, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Guarantees will be reinstated. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture, the Registration Rights Agreement, the Notes or the Guarantees with respect to the Suspended Covenants, and none of the Issuer or any of its Subsidiaries shall bear any liability for any actions taken or events occurring during the Suspension Period, or any actions taken at any time pursuant to any contractual obligation arising prior to the Reversion Date, as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

On the Reversion Date, all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to the first paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” below or one of the clauses set forth in the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” below (in each case, to the extent such Indebtedness or Disqualified Stock would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock would not be so permitted to be incurred or issued pursuant to the first or second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock,” such Indebtedness or Disqualified Stock will be deemed to have been outstanding on the Effective Date, so that it is classified as permitted under clause (c) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock.” On the Reversion Date, all Liens created, incurred or assumed during the Suspension Period in compliance with the Indenture will be deemed to have been outstanding on the Effective Date, so that they are classified as permitted under clause (7) of the definition of “Permitted Liens.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenant described under “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period; provided that any Subsidiaries designated as Unrestricted Subsidiaries during the Suspension Period shall automatically become Restricted Subsidiaries on the Reversion Date (subject to the Issuer’s right to subsequently designate them as Unrestricted Subsidiaries in compliance with the covenants set forth below).

Limitation on Restricted Payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

(1) declare or pay any dividend or make any payment or distribution on account of the Issuer’s or any Restricted Subsidiary’s Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation, other than:

(A) dividends or distributions by the Issuer payable in Equity Interests (other than Disqualified Stock) of the Issuer or in options, warrants or other rights to purchase such Equity Interests, or

(B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or Holdings or any other direct or indirect parent company of the Issuer, including in connection with any merger or consolidation;

(3) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness of the Issuer or any Restricted Subsidiary, other than

(A) Indebtedness permitted under clauses (g) and (h) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock,” or

(B) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and the Restricted Subsidiaries after the Effective Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof only), (6)(C) and (9) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(1) 50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the first day of the fiscal quarter during which the Effective Date occurs to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit, plus

(2) 100% of the aggregate net cash proceeds and the Fair Market Value of marketable securities or other property received by the Issuer since immediately after the Effective Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (l)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”) from the issue or sale of

(x) Equity Interests of the Issuer, including Retired Capital Stock (as defined below), but excluding cash proceeds and the Fair Market Value of marketable securities or other property received from the sale of

(A) Equity Interests to any employee, director or consultant of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the Effective Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph, and

(B) Designated Preferred Stock

and, to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of Holdings or any other direct or indirect parent company of the Issuer (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph) or

(y) debt securities of the Issuer or a Restricted Subsidiary that have been converted into or exchanged for such Equity Interests of the Issuer or Holdings or any other direct or indirect parent company of the Issuer, provided that this clause (2) shall not include the proceeds from (a) Refunding Capital Stock (as defined below), (b) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary or the Issuer, as the case may be, (c) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (d) Excluded Contributions, plus

(3) 100% of the aggregate amount of cash and the Fair Market Value of marketable securities or other property contributed to the capital of the Issuer following the Effective Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to clause (l)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock,” (ii) are contributed by a Restricted Subsidiary or (iii) constitute Excluded Contributions), plus

(4) to the extent not already included in Consolidated Net Income, 100% of the aggregate amount received in cash and the Fair Market Value of marketable securities or other property received by means of

(A) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer and the Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer and the Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments made by the Issuer or its Restricted Subsidiaries, in each case, after the Effective Date; or

(B) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Effective Date, plus

(5) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Effective Date, the Fair Market Value of the Investment in such Unrestricted Subsidiary at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration thereof or the giving of such irrevocable notice, as applicable, if at the date of declaration or the giving of such notice such payment would have complied with the provisions of the Indenture;

(2) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Issuer, or any Equity Interests of Holdings or any other direct or indirect parent company of the Issuer, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of Holdings or any other direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3) the redemption, defeasance, repurchase or other acquisition or retirement for value of Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer, or a Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” so long as:

(A) the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on the Subordinated Indebtedness being so redeemed, defeased, repurchased, exchanged, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness,

(B) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value,

(C) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, defeased, repurchased, exchanged, acquired or retired, and

(D) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, defeased, repurchased, exchanged, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or Holdings or any other direct or indirect parent company of the Issuer held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries, Holdings or any other direct or indirect parent company of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, or any stock subscription or shareholder agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company of the Issuer in connection with such repurchase, retirement or other acquisition), including any Equity Interests rolled over by management of the Issuer or any direct or indirect parent company of the Issuer in connection with the Transactions; provided that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $40.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $60.0 million in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(A) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, the cash proceeds from the sale of Equity Interests of Holdings or any other direct or indirect parent company of the Issuer, in each case to any future, present or former employees, directors or consultants of the Issuer, any of its Subsidiaries, Holdings or any other direct or indirect parent company of the Issuer that occurs after the Effective Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (c) of the preceding paragraph, plus

(B) the cash proceeds of key man life insurance policies received by the Issuer and the Restricted Subsidiaries after the Effective Date, less

(C) the amount of any Restricted Payments previously made pursuant to clauses (A) and (B) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from any future, present or former employees, directors or consultants of the Issuer, Holdings, any other direct or indirect parent company of the Issuer or any Restricted Subsidiary in connection with a repurchase of Equity Interests of the Issuer, Holdings or any other direct or indirect parent company of the Issuer will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any Restricted Subsidiary or any class or series of preferred stock of any Restricted Subsidiary, in each case, issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” to the extent such dividends are included in the definition of Fixed Charges;

(6) (A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Effective Date;

(B) the declaration and payment of dividends to Holdings or any other direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent company issued after the Effective Date; provided that the amount of dividends paid pursuant to this clause (B) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock, or

(C) the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided that, in the case of each of (A), (B) and (C) of this clause (6), for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and the Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed $100.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) payments made or expected to be made by the Issuer or any Restricted Subsidiary in respect of withholding or similar taxes payable upon exercise of Equity Interests by any future, present or former employee, director or consultant and repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to Holdings or any other direct or indirect parent company of the Issuer to fund a payment of dividends on such company’s common stock), following consummation of the first public offering of the Issuer’s common stock or the common stock of Holdings or any other direct or indirect parent company of the Issuer after the Effective Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments in an amount equal to the amount of Excluded Contributions made since the Effective Date;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause not to exceed $125.0 million at the time made;

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent company of the Issuer to permit payment by such parent of such amount), in each case to the extent permitted by the covenant described under “Certain Covenants—Transactions With Affiliates”;

(14) the repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders of the Notes in connection with a Change of Control Offer or an Asset Sale Offer, as the case may be, have been repurchased, redeemed, defeased or acquired or retired for value;

(15) the declaration and payment of dividends by the Issuer to, or the making of loans to, Holdings or any other direct or indirect parent company of the Issuer in amounts required for such parent company to pay:

(A) franchise and excise taxes and other fees, taxes and expenses required to maintain its corporate existence,

(B) foreign, federal, state and local income and similar taxes, to the extent such income taxes are attributable to the income, revenue, receipts, capital or margin of the Issuer and the Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such direct or indirect parent company of the Issuer,

(C) customary salary, bonus and other benefits payable to officers, employees and directors of Holdings or any other direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and the Restricted Subsidiaries, including the Issuer’s proportionate share of such amount relating to such parent company being a public company,

(D) general corporate operating (including, without limitation, expenses related to auditing or other accounting matters) and overhead costs and expenses of Holdings or any other direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and the Restricted Subsidiaries, including the Issuer’s proportionate share of such amount relating to such parent company being a public company,

(E) amounts required for any direct or indirect parent company of the Issuer to pay fees and expenses incurred by any direct or indirect parent company of the Issuer related to (i) the maintenance by such parent entity of its corporate or other entity existence and (ii) any unsuccessful equity or debt offering of such parent company of the Issuer,

(F) taxes with respect to income of any direct or indirect parent company of the Issuer derived from funding made available to the Issuer and its Restricted Subsidiaries by such direct or indirect parent company and

(G) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer or any such direct or indirect parent company of the Issuer;

(16) the repurchase, redemption or other acquisition for value of Equity Interests of the Issuer deemed to occur in connection with paying cash in lieu of fractional shares of such Equity Interests in connection with a share dividend, distribution, share split, reverse share split, merger, consolidation, amalgamation or other business combination of the Issuer, in each case, permitted under the Indenture;

(17) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents); and

(18) Restricted Payments made in connection with the repurchase, redemption, defeasance or other acquisition of the Existing Notes;

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (17), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the date of this prospectus, all of the Issuer’s Subsidiaries are Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clauses (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries are not subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or preferred stock; provided that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of preferred stock, if, after giving effect thereto, the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries would be at least 2.00 to 1.00; provided, further, that the amount of Indebtedness (other than Acquired Indebtedness), Disqualified Stock and preferred stock that may be incurred pursuant to the foregoing, together with any amounts incurred under clause (n)(x) of the following paragraph, by Restricted Subsidiaries that are not Guarantors shall not exceed $200.0 million at any one time outstanding.

The foregoing limitations will not apply to:

(a) (x) Indebtedness incurred pursuant to the Revolving Credit Facility by the Issuer or any Restricted Subsidiary; provided that immediately after giving effect to any such incurrence, the then- outstanding aggregate principal amount of all Indebtedness incurred under this clause (x) does not exceed the greater of (A) $750.0 million and (B) the Borrowing Base, and (y) Indebtedness incurred pursuant to the Term Loan Facility by the Issuer or any Restricted Subsidiary; provided that after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (y) and then outstanding does not exceed $3,200.0 million;

(b) Indebtedness represented by the Notes (including any Guarantee thereof, but excluding Indebtedness represented by Additional Notes, if any, or guarantees with respect thereto) and Exchange Notes issued in respect of such Notes and any Guarantee thereof;

(c) Existing Indebtedness (other than Indebtedness described in clauses (a) and (b));

(d) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and preferred stock incurred by the Issuer or any Restricted Subsidiary, to finance the purchase, lease, construction, installation or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets and Indebtedness arising from the conversion of the obligations of the Issuer or any Restricted Subsidiary under or pursuant to the “synthetic lease” transactions to on-balance sheet Indebtedness of the Issuer or such Restricted Subsidiary, in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (d) and all Refinancing Indebtedness incurred to Refinance any other Indebtedness, Disqualified Stock and preferred stock incurred pursuant to this clause (d), does not exceed the greater of (x) $175.0 million and (y) 2.25% of Total Assets at the time of incurrence;

(e) Indebtedness incurred by the Issuer or any Restricted Subsidiary constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, performance or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, performance or surety bonds, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(f) Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price, earnout or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that such Indebtedness is not reflected on the balance sheet of the Issuer or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet) will not be deemed to be reflected on such balance sheet for purposes of this clause (f);

(g) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness not permitted by this clause;

(h) Indebtedness of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness not permitted by this clause;

(i) shares of preferred stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of preferred stock (except to the Issuer or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of preferred stock not permitted by this clause;

(j) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock,” exchange rate risk or commodity pricing risk;

(k) obligations in respect of self-insurance, performance, bid, appeal and surety bonds and completion guarantees and similar obligations provided by the Issuer or any Restricted Subsidiary or obligations in respect of letters of credit, bank guarantees or similar instruments related thereto, in each case, in the ordinary course of business;

(l) (a) Indebtedness, Disqualified Stock and preferred stock of the Issuer or any Restricted Subsidiary in an aggregate principal amount or liquidation preference up to 100% of the net cash proceeds received by the Issuer since immediately after the Effective Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (c)(2) and (c)(3) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of

“—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (a) and (c) of the definition thereof) and (b) Indebtedness, Disqualified Stock or preferred stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and preferred stock then outstanding and incurred pursuant to this clause (l)(b), does not at any one time outstanding exceed $225.0 million (it being understood that any Indebtedness, Disqualified Stock or preferred stock incurred pursuant to this clause (l)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (l)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or preferred stock under the first paragraph of this covenant without reliance on this clause (l)(b));

(m) the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or preferred stock which serves to Refinance any Indebtedness, Disqualified Stock or preferred stock incurred as permitted under the first paragraph of this covenant and clauses (b) and (c) above, clause (l)(a) and this clause (m) and clause (n) below or any Indebtedness, Disqualified Stock or preferred stock issued to so Refinance such Indebtedness, Disqualified Stock or preferred stock including additional Indebtedness, Disqualified Stock or preferred stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or preferred stock being Refinanced,

(2) to the extent such Refinancing Indebtedness Refinances (i) Indebtedness subordinated to the Notes or any Guarantee of the Notes, such Refinancing Indebtedness is subordinated to the Notes or such Guarantee at least to the same extent as the Indebtedness being Refinanced or (ii) Disqualified Stock or preferred stock, such Refinancing Indebtedness must be Disqualified Stock or preferred stock, respectively, and

(3) shall not include

(x) Indebtedness, Disqualified Stock or preferred stock of a Subsidiary of the Issuer that is not a Guarantor that Refinances Indebtedness, Disqualified Stock or preferred stock of the Issuer,

(y) Indebtedness, Disqualified Stock or preferred stock of a Subsidiary of the Issuer that is not a Guarantor that Refinances Indebtedness, Disqualified Stock or preferred stock of a Guarantor, or

(z) Indebtedness, Disqualified Stock or preferred stock of the Issuer or a Restricted Subsidiary that Refinances Indebtedness, Disqualified Stock or preferred stock of an Unrestricted Subsidiary;

and provided further that subclause (1) of this clause (m) will not apply to any refunding or Refinancing of any Indebtedness outstanding under the Senior Credit Facilities;

(n) Indebtedness, Disqualified Stock or preferred stock of (x) the Issuer or a Restricted Subsidiary incurred or issued to finance an acquisition; provided that the amount of Indebtedness (other than Acquired Indebtedness), Disqualified Stock and preferred stock that may be incurred pursuant to the foregoing, together with any amounts incurred under the immediately preceding paragraph by Restricted Subsidiaries that are not Guarantors shall not exceed $200.0 million at any one time outstanding, or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into or consolidated with the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either:

(1) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant, or

(2) the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is greater than immediately prior to such acquisition, merger or consolidation;

(o) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(p) Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit issued pursuant to any Credit Facility, in a principal amount not in excess of the stated amount of such letter of credit;

(q) (1) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as, in the case of a guarantee by a Restricted Subsidiary that is not a Guarantor, such Indebtedness could have been incurred directly by the Restricted Subsidiary providing such guarantee, or

(2) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer, provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(r) Indebtedness of Foreign Subsidiaries of the Issuer in an amount not to exceed, in the aggregate, at any one time outstanding 5.0% of the Total Assets of the Foreign Subsidiaries at the time of incurrence;

(s) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take or pay obligations contained in supply arrangements, in each case incurred in the ordinary course of business;

(t) Indebtedness of the Issuer or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture in the ordinary course of business;

(u) Indebtedness consisting of Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to future current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(v) guarantees furnished by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business of Indebtedness of another Person in an aggregate amount not to exceed $50.0 million at any time outstanding; and

(w) Indebtedness incurred in connection with any Sale and Lease-Back Transaction; provided that the aggregate Indebtedness incurred pursuant to this clause shall not exceed $50.0 million at any time outstanding.

For purposes of determining compliance with this covenant:

(a) in the event that an item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or preferred stock described in clauses (a) through (w) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or preferred stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or preferred stock in one of the above clauses or paragraphs; provided that all Indebtedness outstanding under the Senior Credit Facilities on the Issue Date after giving effect to the Transactions will be treated as incurred on the Effective Date under clause (a) of the preceding paragraph; and

(b) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraph above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or preferred stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to Refinance other Indebtedness denominated in a foreign currency, and such Refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such Refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed (i) the principal amount of such Indebtedness being Refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such Refinancing.

The principal amount of any Indebtedness incurred to Refinance other Indebtedness, if incurred in a different currency from the Indebtedness being Refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such Refinancing.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes (or a Guarantee in the case of Liens of a Guarantor) are equally and ratably secured with (or, in the event the Lien relates to Subordinated Indebtedness, are secured on a senior basis to) the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that gave rise to the obligation to secure the Notes.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless

(1) the Issuer is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(A) the Successor Company or the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” or

(B) the Fixed Charge Coverage Ratio for the Successor Company and the Restricted Subsidiaries would be greater than the Fixed Charge Coverage Ratio for the Issuer and the Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (2) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement; and

(6) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for, the Issuer under the Indenture, the Registration Rights Agreement and the Notes. The foregoing clauses (3), (4), (5) and (6) shall not apply to the transaction contemplated by the Merger Agreement. Notwithstanding the foregoing clauses (3) and (4),

(a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Issuer or any Restricted Subsidiary; and

(b) the Issuer may merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in another state of the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and the Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or such Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(A)  (1) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(2) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default exists; and

(4) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(B) the transaction is an Asset Sale that is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (ii) merge with an Affiliate of the Issuer solely for the purpose of reincorporating or reorganizing the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby or (iii) convert into a Person organized or existing under the laws of the jurisdiction of such Guarantor.

Transactions with Affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $15.0 million, unless:

(a) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(b) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $30.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of the Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) (i) the payment of management, consulting, monitoring and advisory fees and related expenses (including indemnification and other similar amounts) to the Investors pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring, advisory and other fees and related expenses (including indemnification and other similar amounts) accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, or in each case as in effect on the Effective Date or any amendment thereto (so long as any such amendment is not materially disadvantageous, in the good faith judgment of the board of directors of the Issuer, to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Effective Date); and (ii) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of the Issuer in good faith;

(4) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements and employment and severance arrangements provided on behalf of, or for the benefit of, former, current or future officers, directors, employees or consultants of the Issuer, Holdings, any other direct or indirect parent company of the Issuer or any Restricted Subsidiary;

(5) transactions in which the Issuer or any Restricted Subsidiary, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement or arrangement as in effect as of the Effective Date, or any amendment thereto (so long as any such amendment is not disadvantageous in any material respect to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Effective Date);

(7) the existence of, or the performance by the Issuer or any Restricted Subsidiary of its obligations under the terms of, any stockholders agreement or the equivalent (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Effective Date and any similar agreements which it may enter into thereafter; provided that the existence of, or the performance by the Issuer or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Effective Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders in any material respect when taken as a whole;

(8) the Transactions and the payment of all fees and expenses related to the Transactions, in each case, as disclosed in the Offering Document;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and the Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance or transfer of Equity Interests (other than Disqualified Stock) of the Issuer to any direct or indirect parent company of the Issuer or to any Permitted Holder or to any director, officer, employee or consultant (or their respective estates, investment funds, investment vehicles, spouses or former spouses) of the Issuer, any of its direct or indirect parent companies or any of its Subsidiaries;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(12) payments by the Issuer or any Restricted Subsidiary to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith;

(13) payments or loans (or cancellation of loans) to employees, directors or consultants of the Issuer, Holdings, any other direct or indirect parent company of the Issuer or any Restricted Subsidiary and employment agreements, stock option plans and other similar arrangements with such employees, directors or consultants which, in each case, are approved by the Issuer in good faith;

(14) investments by the Investors in securities of the Issuer or any Restricted Subsidiary (and payment of reasonable out-of-pocket expenses incurred by such Investors in connection therewith) so long as (i) the investment is being generally offered to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities;

(15) payments to any future, current or former employee, director, officer, manager or consultant of the Issuer, any of its Subsidiaries or any direct or indirect parent company of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement; and any employment agreements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, managers or consultants that are, in each case, approved by the Issuer in good faith;

(16) any transaction with a Person (other than an Unrestricted Subsidiary) which would constitute an Affiliate Transaction solely because the Issuer or a Restricted Subsidiary owns an Equity Interest in or otherwise controls such Person;

(17) payments by the Issuer (and any direct or indirect parent company of the Issuer) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any direct or indirect parent company) and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of the amount received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such direct or indirect parent company of the Issuer;

(18) any lease entered into between the Issuer or any Restricted Subsidiary, as lessee, and any Affiliate of the Issuer, as lessor, which is approved by a majority of the disinterested members of the board of directors of the Issuer; and

(19) intellectual property licenses in the ordinary course of business.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(a) (1) pay dividends or make any other distributions to the Issuer or any Restricted Subsidiary on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits or

(2) pay any Indebtedness owed to the Issuer or any Restricted Subsidiary;

(b) make loans or advances to the Issuer or any Restricted Subsidiary; or

(c) sell, lease or transfer any of its properties or assets to the Issuer or any Restricted

Subsidiary,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions in effect on the Effective Date, including pursuant to the Senior Credit Facilities and the related documentation and related Hedging Obligations;

(2) the Indenture, the Notes and the Guarantees;

(3) purchase money obligations for property acquired in the ordinary course of business and Capitalized Lease Obligations that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(4) applicable law or any applicable rule, regulation or order;

(5) any agreement or other instrument of a Person acquired by or merged or consolidated with or into the Issuer or any Restricted Subsidiary in existence at the time of such acquisition or at the time it merges with or into the Issuer or any Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(6) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(7) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9) other Indebtedness, Disqualified Stock or preferred stock of Restricted Subsidiaries permitted to be incurred subsequent to the Effective Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” and either (A) the provisions relating to such encumbrance or restriction contained in such Indebtedness are no less favorable to the Issuer, taken as a whole, as determined by the board of directors of the Issuer in good faith, than the provisions contained in the Senior Credit Facilities as in effect on the Effective Date or (B) any such encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or an event of default thereunder) the payment of dividends in an amount sufficient, as determined by the board of directors of the Issuer in good faith, to make scheduled payments of cash interest on the Notes when due;

(10) customary provisions in joint venture agreements or arrangements and other similar agreements or arrangements relating solely to such joint venture;

(11) customary provisions contained in leases, sub-leases, licenses, sub-licenses or similar agreements, in each case, entered into in the ordinary course of business;

(12) any encumbrance or restriction with respect to a Subsidiary Guarantor or a Foreign Subsidiary or Securitization Subsidiary which was previously an Unrestricted Subsidiary pursuant to or by reason of an agreement that such Subsidiary is a party to or entered into before the date on which such Subsidiary became a Restricted Subsidiary; provided that such agreement was not entered into in anticipation of an Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction does not extend to any assets or property of the Issuer or any other Restricted Subsidiary other than the assets and property of such Subsidiary;

(13) restrictions created in connection with any Receivables Facility that, in the good faith determination of the board of directors of the Issuer, are necessary or advisable to effect such Receivables Facility; and

(14) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer’s board of directors, no more restrictive in any material respect with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or a Guarantor), other than a Guarantor or a special purpose Restricted Subsidiary formed in connection with a Receivables Facility, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(a) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary; provided that, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee of the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes;

(b) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and

(c) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that

(1) such Guarantee has been duly executed and authorized and

(2) such Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to each Holder, within 15 days after it files them with the SEC):

(a) within 90 days after the end of each fiscal year (120 days for the fiscal year ended May 1, 2011), all financial information that would be required to be contained in an annual report on Form 10-K, or any successor or comparable form, filed with the SEC, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report on the annual financial statements by the Issuer’s independent registered public accounting firm;

(b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year (60 days for the fiscal quarter ended January 30, 2011), all financial information that would be required to be contained in a quarterly report on Form 10-Q, or any successor or comparable form, filed with the SEC;

(c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(d) any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form. Notwithstanding the foregoing, the Issuer shall not be so obligated to file such reports with the SEC (i) if the SEC does not permit such filing or (ii) prior to the consummation of the exchange offer to which this prospectus relates or the effectiveness of a shelf registration statement as required by the Registration Rights Agreement, so long as if clause (i) or (ii) is applicable the Issuer makes available such information to prospective purchasers of Notes (for example, by posting such information on its public website), in addition to providing such information to the Trustee and the Holders of the Notes, in each case, at the Issuer’s expense and by the applicable date the Issuer would be required to file such information pursuant to the immediately preceding sentence. To the extent any such information is not so filed or furnished, as applicable, within the time periods specified above and such information is subsequently filed or furnished, as applicable, the Issuer will be deemed to have satisfied its obligations with respect thereto at such time and any Default with respect thereto shall be deemed to have been cured; provided that such cure shall not otherwise affect the rights of the Holders under “Events of Default and Remedies” if Holders of at least 30% in principal amount of the then total outstanding Notes have declared the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately and such declaration shall not have been rescinded or cancelled prior to such cure. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Issuer guarantees the Notes (which shall be permitted, subject to compliance with the Indenture, at any time, at the Issuer’s sole discretion), the Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and the Restricted Subsidiaries on a standalone basis, on the other hand. Such parent shall not be considered a Guarantor by virtue of providing such guarantee, which may be released at any time.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer to which this prospectus relates or the effectiveness of the shelf registration statement by the filing with the SEC of the exchange offer registration statement or shelf registration statement within the time periods specified in the Registration Rights Agreement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act.

Events of Default and Remedies

The following events constitute Events of Default under the Indenture with respect to the Notes:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes issued under the Indenture;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes issued under the Indenture;

(3) failure by the Issuer or any Restricted Subsidiary for 60 days after the receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of the Notes then outstanding to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any Restricted Subsidiary or the payment of which is guaranteed by the Issuer or any Restricted Subsidiary, other than Indebtedness owed to the Issuer or any Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both

(A) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity, and

(B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary to pay final judgments aggregating in excess of $50.0 million (net of amounts covered by insurance policies issued by reputable insurance companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary; or

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the related Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above with respect to the Issuer) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes issued under the Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes issued under the Indenture to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section with respect to the Issuer, all then outstanding Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture (except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of any such Note held by a non-consenting Holder) and rescind any acceleration and its consequences with respect to the Notes, provided such rescission would not conflict with any judgment of a court of competent jurisdiction. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose,

(x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or

(z) if the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the then outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the then outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee with respect to the Notes. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within ten Business Days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Issuer or any Guarantor, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations with respect to the Notes of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes issued under the Indenture. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes issued under the Indenture and have the Issuer’s and each Guarantor’s obligation discharged with respect to its Guarantee of the Notes (“Legal Defeasance”) and cure all then existing Events of Default except for

(1) the rights of Holders of Notes issued under the Indenture to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Notes issued under the Indenture concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor with respect to the Notes released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes issued under the Indenture:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes issued under the Indenture on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on the Notes and the Issuer must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(A) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling or

(B) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness, and, in each case the granting of Liens in connection therewith) with respect to the Notes shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to the Notes issued thereunder, when either:

(a) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b)   (1) all Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Credit Facilities or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(3) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer, an Asset Sale Offer or other tender offer. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of the Note for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes issued thereunder and any related Guarantee may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding and issued under the Indenture, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes, and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes).

The Indenture provides that, without the consent of each Holder of Notes affected thereby, an amendment or waiver may not, with respect to any Notes issued under the Indenture and held by a non-consenting Holder:

(1) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any such Note or alter or waive the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders” and other than the notice provisions);

(3) reduce the rate of or change the time for payment of interest on any such Note;

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes issued under the Indenture, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any guarantee which cannot be amended or modified without the consent of all Holders of the Notes;

(5) make any such Note payable in money other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of the Notes to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder of the Notes to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(9) make any change to or modify the ranking of any such Note or related Guarantee that would adversely affect the Holders of the Notes;

Notwithstanding the foregoing, without the consent of any Holder of the Notes, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, the Notes and any related Guarantee:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders of Notes or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof;

(9) to provide for the issuance of Exchange Notes or private Exchange Notes, which are identical to Exchange Notes except that they are not freely transferable;

(10) to provide for the issuance of Additional Notes in accordance with the Indenture; (11) to add a Guarantor or a parent guarantee under the Indenture;

(12) to conform the text of the Indenture, Guarantees or the Notes to any provision of the “Description of the Notes” section of the Offering Document to the extent that such provision in the “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or the Notes; or

(13) to amend the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Neither the Issuer nor any of its Restricted Subsidiaries may, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders that are “qualified institutional buyers” within the meaning of Rule 144A of the Securities Act, who, upon request, confirm that they are “qualified institutional buyers,” consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the then outstanding Notes issued thereunder have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person on a consolidated basis in accordance with GAAP, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person. “Acquisition” means the transactions contemplated by the Merger Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”) of such Note at February 15, 2014, plus (ii) all required interest payments due on such Note (excluding accrued but unpaid interest to the Redemption Date) through February 15, 2014, computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Applicable Ratio Calculation Date” means the applicable date of calculation for (y) the Consolidated Secured Debt Ratio or (z) the Fixed Charge Coverage Ratio, as the case may be.

“Applicable Ratio Measurement Period” means the most recently ended four fiscal quarters immediately preceding the Applicable Ratio Calculation Date for which internal financial statements are available.

In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems or issues any item included in the definition of “Consolidated Total Secured Indebtedness,” subsequent to the commencement of the Applicable Ratio Measurement Period for which the Consolidated Secured Debt Ratio is being calculated but prior to or simultaneous with the Applicable Ratio Calculation Date, then the Consolidated Secured Debt Ratio shall be calculated to give pro forma effect to such incurrence, assumption, guarantee, redemption or issuance of the item in question, as if the same had occurred at the beginning of the Applicable Ratio Measurement Period. In addition to the foregoing, any computations or pro forma calculations made pursuant to the “Consolidated Secured Debt Ratio” definition shall be made on a pro forma basis in the same manner as the pro forma adjustments required in determining the Fixed Charge Coverage Ratio.

“Asset Sale” means

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than preferred stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock,” whether in a single transaction or a series of related transactions, in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale or no longer used in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants— Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate Fair Market Value of less than $25.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to another Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

(h) any issuance, sale or pledge of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures, condemnation or any similar action on assets;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Effective Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) any surrender or waiver of contractual rights or the settlement, release or surrender of contractual rights or other litigation claims in the ordinary course of business;

(m) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(n) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long- term basis;

(o) the unwinding of any Hedging Obligations;

(p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer are not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole; and

(r) the issuance of directors’ qualifying shares and shares issued to foreign nationals as required by applicable law.

“Bank Products” means any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer and other cash management arrangements and commercial credit card and merchant card services.

“Board Resolution” means with respect to the Issuer, a duly adopted resolution of the board of directors of the Issuer or any committee thereof.

“Borrowing Base” means 85% of the book value of the receivables and 75% of the book value of the inventory of the Issuer and the Restricted Subsidiaries.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means

(1) in the case of a corporation, corporate stock,

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means

(1) United States dollars,

(2) Canadian dollars,

(3) (a) euro or any national currency of any participating member state in the European Union or,

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business,

(4) securities issued or directly and fully and unconditionally guaranteed or insured by the United States government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition,

(5) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $250.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of foreign banks,

(6) repurchase obligations for underlying securities of the types described in clauses (4) and (5) entered into with any financial institution meeting the qualifications specified in clause (5) above,

(7) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 12 months after the date of creation thereof,

(8) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 12 months after the date of creation thereof,

(9) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (8) above and (10) and (11) below,

(10) readily marketable direct obligations issued by any state, commonwealth or territory of the United States of America or any political subdivision or taxing authority thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition, and

(11) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 12 months or less from the date of acquisition.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) through (3) above; provided that such amounts are converted into any currency listed in clauses (1) through (3) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Cash Management Services” means any of the following to the extent not constituting a line of credit (other than an overnight overdraft facility that is not in default): ACH transactions, treasury and/or cash management services, including, without limitation, controlled disbursement services, overdraft facilities, foreign exchange facilities, deposit and other accounts and merchant services.

“Change of Control” means the occurrence of any of the following after the Effective Date:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) at any time, the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer, Holdings or any other direct or indirect parent company of the Issuer.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees or costs, capitalized expenditures, customer acquisition costs and incentive payments, conversion costs and contract acquisition costs of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount or premium resulting from the issuance of Indebtedness at less than or greater than par, as applicable, other than with respect to Indebtedness issued in connection with the Transactions, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (t) accretion or accrual of discounted liabilities not constituting Indebtedness, (u) interest expense attributable to a parent entity resulting from push- down accounting, (v) any expense resulting from the discounting of Indebtedness in connection with the application of recapitalization or purchase accounting, (w) any Additional Interest and any comparable “additional interest” with respect to other securities, (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, and original issue discount with respect to Indebtedness issued in connection with the Transactions, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, less

(c) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transactions to the extent incurred on or prior to the date that is the one year anniversary of the Issue Date) severance, relocation costs, new product introductions, and one-time compensation charges shall be excluded,

(2) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3) any after-tax effect of income (loss) from disposed, or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the board of directors of the Issuer, shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash or Cash Equivalents) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income

for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless (x) such restriction with respect to the payment of dividends or similar distributions has been legally waived or (y) such restriction is permitted by the covenant described under “Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to the Issuer or a Restricted Subsidiary in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements required or permitted by ASC 805 and ASC 350 (formerly Financial Accounting Standards Board Statement Nos. 141 and 142, respectively) resulting from the application of purchase accounting in relation to the Transactions and any acquisition that is consummated after the Effective Date or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments (including deferred financing costs written off and premiums paid) shall be excluded,

(9) any impairment charge, asset write-off or write-down pursuant to ASC 350 and ASC 360 (formerly Financial Accounting Standards Board Statement Nos. 142 and No. 144, respectively) and the amortization of intangibles arising pursuant to ASC 805 (formerly Financial Accounting Standards Board Statement No. 141) shall be excluded,

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, phantom equity, stock options, restricted stock or other rights to officers, directors or employees shall be excluded,

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, recapitalization, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(12) accruals and reserves that are established or adjusted within twelve months after the Issue Date that are so required to be established as a result of the Transactions in accordance with GAAP, or changes as a result of adoption or modification of accounting policies, shall be excluded,

(13) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), losses and expenses with respect to liability or casualty events or business interruption shall be excluded,

(14) any non-cash SFAS 133 (or such successor provision) income (or loss) related to Hedging Obligations, and

(15) any deferred tax expense associated with tax deductions or net operating losses arising as a result of the Transactions, or the release of any valuation allowance related to such item, shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants— Limitation on Restricted Payments” only (other than clause (c)(4) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any Restricted Subsidiary, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

“Consolidated Secured Debt Ratio” means, for any period, the ratio of (1) Consolidated Total Secured Indebtedness as of the Applicable Ratio Calculation Date minus cash and Cash Equivalents of the Issuer and its Restricted Subsidiaries in an aggregate amount not to exceed $100 million to (2) EBITDA of the Issuer for the Applicable Ratio Measurement Period; provided that, for purposes of the calculation of the Consolidated Secured Debt Ratio, in connection with the Incurrence of any Lien pursuant to clause (20) of the definition of “Permitted Liens,” the Issuer may elect, pursuant to an Officers’ Certificate delivered to the Trustee, to treat all or any portion of the commitment under any Indebtedness which is to be secured by such Lien as being Incurred as of the Applicable Ratio Calculation Date and any subsequent Incurrence of Indebtedness under such commitment that was so treated shall not be deemed, for purposes of this calculation, to be an Incurrence of additional Indebtedness or an additional Lien at such subsequent time, in each case with such pro forma adjustments to Consolidated Total Secured Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all preferred stock of the Restricted Subsidiaries, with the amount of such Disqualified Stock and preferred stock equal to the greater of their respective voluntary or involuntary liquidation preferences and their Maximum Fixed Repurchase Prices, in each case, determined on a consolidated basis in accordance with GAAP.

For purposes hereof, the “Maximum Fixed Repurchase Price” of any Disqualified Stock or preferred stock means the price at which such Disqualified Stock or preferred stock could be redeemed or repurchased by the issuer thereof in accordance with its terms or, if such Disqualified Stock or preferred stock cannot be so redeemed or repurchased, the Fair Market Value of such Disqualified Stock or preferred stock, in each case, determined on any date on which Consolidated Total Indebtedness shall be required to be determined; provided that the amount of any Indebtedness outstanding under the Revolving Credit Facility on any date shall be deemed to be the average daily amount of such Indebtedness thereunder for the most recent twelve month period ending on such date (or, prior to the one year anniversary of the Effective Date, during the period from the Effective Date to such date).

“Consolidated Total Secured Indebtedness” means, as at any date of determination, the amount of Consolidated Total Indebtedness that is Secured Indebtedness as of such date.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(A) for the purchase or payment of any such primary obligation or

(B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Issuer or any Restricted Subsidiary, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities with banks or other institutional lenders or investors or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that Refinance any part of the loans, notes or other securities, other credit facilities or commitments thereunder, including any such Refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, executed by a senior vice president and the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means preferred stock of the Issuer, Holdings or any other direct or indirect parent company of the Issuer (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate executed by a senior vice president and the principal financial officer of the Issuer or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the “Certain Covenants—Limitation on Restricted Payments” covenant.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, other than as a result of a change of control or asset sale, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, other than as a result of a change of control or asset sale, in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Domestic Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person other than a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital, including, without limitation, state, franchise, excise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period deducted, including any penalties and interest relating to any tax examinations (and not added back) in computing Consolidated Net Income, plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses 1(u) through 1(z) thereof, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted in computing Consolidated Net Income, plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes and the Senior Credit Facilities and (ii) any amendment or other modification of the Notes, and, in each case, deducted in computing Consolidated Net Income, plus

(e) the amount of any restructuring charge or reserve or non-recurring integration costs deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Effective Date and costs related to the closure and/or consolidation of facilities, plus

(f) any other non-cash charges, including any write off or write downs, reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period, plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income, plus

(h) the amount of management, monitoring, consulting and advisory fees (including termination fees) and related indemnities and expenses paid or accrued in such period to the Investors or any of their respective Affiliates, plus

(i) expenses consisting of internal software development costs that are expensed during the period but could have been capitalized under alternative accounting policies in accordance with GAAP, plus

(j) costs of surety bonds incurred in such period in connection with financing activities, plus

(k) the amount of net cost savings and synergies projected by the Issuer in good faith to be realized as a result of specified actions taken or to be taken prior to or during such period (which cost savings or synergies shall be subject only to certification by management of the Issuer and shall be calculated on a pro forma basis as though such cost savings or synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided that (A) such cost savings or synergies are reasonably identifiable and factually supportable, (B) such actions have been taken or are to be taken within 12 months after the date of determination to take such action and (C) no cost savings or synergies shall be added pursuant to this clause (k) to the extent duplicative of any expenses or charges relating to such cost savings or revenue enhancements that are included in clause (l) or (r) below with respect to such period, plus

(l) business optimization expenses (including consolidation initiatives, severance costs and other costs relating to initiatives aimed at profitability improvement), plus

(m) restructuring charges or reserves (including restructuring costs related to acquisitions after the Effective Date and to closure and/or consolidation of facilities and to exiting lines of business), plus

(n) the amount of loss or discount on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility, plus

(o) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (c) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments;” and have not been relied on for purposes of any incurrence of Indebtedness pursuant to clause (l)(b) of “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock;” plus

(p) the amount of expenses relating to payments made to option holders of any direct or indirect parent company of the Issuer or any of its direct or indirect parent companies in connection with, or as a result of, any distribution being made to shareholders of such Person or its direct or indirect parent companies, which payments are being made to compensate such option holders as though they were shareholders at the time of, and entitled to share in, such distribution, in each case to the extent permitted under the Indenture; plus

(q) with respect to any joint venture, an amount equal to the proportion of those items described in clauses (a) and (c) above relating to such joint venture corresponding to the Issuer’s and the Restricted Subsidiaries’ proportionate share of such joint venture’s Consolidated Net Income (determined as if such joint venture were a Restricted Subsidiary), plus

(r) the amount of any loss attributable to a new plant or facility until the date that is 12 months after the date of commencement of construction or the date of acquisition thereof, as the case may be; provided that (A) such losses are reasonably identifiable and factually supportable and certified by a responsible officer of the Issuer, (B) losses attributable to such plant or facility after 12 months from the date of commencement of construction or the date of acquisition of such plant or facility, as the case may be, shall not be included in this clause (r) and (C) no amounts shall be added pursuant to this clause (r) to the extent duplicative of any expenses or charges relating to such cost savings or revenue enhancements that are included in clauses (k) or (l) above with respect to such period, and

(2) decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period; and

(3) increased or decreased by (without duplication):

(a) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk and revaluations of intercompany balances), plus or minus, as the case may be

(b) any net gain or loss resulting in such period from Hedging Obligations, and the application of Financial Accounting Standards Codification No. 815—Derivatives and Hedging, plus or minus, as the case may be

(c) without duplication, the Historical Adjustments incurred in such period.

Notwithstanding the foregoing, the aggregate amount of addbacks made pursuant to subclauses (k), (l) and (r) of clause (1) above in any four fiscal quarter period shall not exceed 15% of EBITDA (prior to giving effect to such addbacks) for such four fiscal quarter period.

“Effective Date” means March 8, 2011.

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interest” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or preferred stock of the Issuer, Holdings or any other direct or indirect parent company of the Issuer (excluding Disqualified Stock), other than

(1) public offerings with respect to the Issuer’s or any of its direct or indirect parent company’s (including Holdings) common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, the Fair Market Value of marketable securities or the Fair Market Value of Qualified Proceeds received by the Issuer from

(a) contributions to its common equity capital, and

(b) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an officers’ certificate executed by a senior vice president and the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (c) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Existing Indebtedness” means Indebtedness of the Issuer or any Restricted Subsidiary in existence on the Effective Date, plus interest accruing thereon.

“Existing Notes” means the Issuer’s 6 3/4% Senior Subordinated Notes due 2015 and 7 1/2% Senior Subordinated Notes due 2019.

“Fair Market Value” means, with respect to any Investment, asset or property, the fair market value of such Investment, asset or property, determined in good faith by senior management or the board of directors of the Issuer, whose determination will be conclusive for all purposes under the Indenture and the Notes and, if the Fair Market Value is determined to exceed $15.0 million, will be evidenced by a Board Resolution; provided that, for the purposes of clause (c)(5) under “Certain Covenants—Limitation on Restricted Payments,” if the Fair Market Value of the Investment in the Unrestricted Subsidiary in question is so determined to be in excess of $50.0 million, such determination must be confirmed in writing by an independent investment banking firm of nationally recognized standing.

“Fixed Charge Coverage Ratio” means, with respect to any Person as of any Applicable Ratio Calculation Date, the ratio of (1) EBITDA of such Person for the Applicable Ratio Measurement Period to (2) the Fixed Charges of such Person for such Applicable Ratio Measurement Period. In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees or redeems any Indebtedness or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the Applicable Ratio Measurement Period but prior to or simultaneously with the Applicable Ratio Calculation Date, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Disqualified Stock or preferred stock (in each case, including a pro forma application of the net proceeds therefrom), as if the same had occurred at the beginning of the Applicable Ratio Measurement Period.

For purposes of calculating the Fixed Charge Coverage Ratio, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any Restricted Subsidiary during the Applicable Ratio Measurement Period or subsequent to such Applicable Ratio Measurement Period and on or prior to or simultaneously with the Applicable Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the Applicable Ratio Measurement Period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such Applicable Ratio Measurement Period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the Applicable Ratio Measurement Period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such Investment, acquisition, merger or consolidation which is being given pro forma effect that have been or are expected to be realized). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Applicable Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of

(a) Consolidated Interest Expense of such Person for such period,

(b) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock (including any Designated Preferred Stock) or any Refunding Capital Stock of such Person made during such period, and

(c) all cash dividend payments (excluding items eliminated in consolidation) on any series of Disqualified Stock made during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Effective Date.

“Government Securities” means securities that are

(a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means each Restricted Subsidiary that guarantees the Notes under the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, commodity price or currency risks either generally or under specific contingencies.

“Historical Adjustments” means with respect to any Person, without duplication, the following items to the extent incurred prior to the Effective Date and, in each case, during the applicable period:

(1) gains (losses) from the early extinguishment of Indebtedness;

(2) the cumulative effect of a change in accounting principles;

(3) gains (losses), net of tax, from disposed or discontinued operations;

(4) non-cash adjustments to LIFO reserves;

(5) gains (losses) attributable to the disposition of fixed assets; and

(6) other costs consisting of (i) one-time restructuring charges, (ii) one-time severance costs in connection with former employees, (iii) debt financing costs, (iv) unusual litigation expenses, (v) fees and expenses related to acquisitions and (vi) consulting services in connection with acquisitions.

“Holder” means a holder of the Notes.

“Holdings” means Blue Acquisition Group, Inc., a Delaware corporation.

“Indebtedness” means, with respect to any Person,

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent

(a) in respect of borrowed money,

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without double counting, reimbursement agreements in respect thereof),

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligation that, after 30 days of becoming due and payable, has not been paid and such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP, or

(d) representing any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided that Indebtedness of any direct or indirect parent company appearing upon the balance sheet of the Issuer solely by reason of push down accounting under GAAP shall be excluded,

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of another Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business, and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of another Person secured by a Lien on any asset owned by such Person, whether or not such Indebtedness is assumed by such Person;

provided that notwithstanding the foregoing, Indebtedness shall be deemed not to include (A) Contingent Obligations incurred in the ordinary course of business or (B) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Barclays Capital Inc, J.P. Morgan Securities LLC, KKR Capital Markets LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Mizuho Securities USA Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents),

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries,

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high-quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments,”

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to

(x) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less

(y) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Issuer or a Restricted Subsidiary in respect of such Investment.

“Investors” means Kohlberg Kravis Roberts & Co. L.P., Centerview Capital, L.P., Vestar Capital Partners V, L.P. and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means February 16, 2011.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 24, 2010, among Holdings, Blue Sub and Del Monte Foods Company.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

“Net Proceeds” means the aggregate cash proceeds and the Fair Market Value of any Cash Equivalents, excluding, in an aggregate amount not to exceed $200.0 million, any cash proceeds and the Fair Market Value of any Cash Equivalents received in connection with sales of manufacturing facilities and related assets, in connection with establishing outsourcing arrangements providing substantially similar functionality, received by the Issuer or a Restricted Subsidiary in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness or Indebtedness of any Restricted Subsidiary required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders— Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offering Document” means the confidential offering memorandum dated February 1, 2011 pursuant to which the Outstanding Notes were offered to potential purchasers.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer, the Controller or the Secretary of the Issuer or any other Person, as the case may be.

“Officers’ Certificate” means a certificate signed on behalf of the Issuer by two Officers of the Issuer or on behalf of any other Person, as the case may be, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer or such other Person, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion acceptable to the Trustee from legal counsel. The counsel may be an employee of or counsel to the Issuer.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or a Restricted Subsidiary and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the “Asset Sales” covenant.

“Permitted Holders” means each of (i) the Investors and their respective Affiliates and members of management of the Issuer (or its direct or indirect parent) who are holders of Equity Interests of the Issuer (or its direct or indirect parent company) on the Effective Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors, their respective Affiliates and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer, Holdings or any other direct or indirect parent company of the Issuer and (ii) any Permitted Parent. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(a) any Investment in the Issuer or any Restricted Subsidiary;

(b) any Investment in cash, Cash Equivalents or Investment Grade Securities;

(c) any Investment by the Issuer or any Restricted Subsidiary in a Person that is engaged in a Similar Business if as a result of such Investment

(1) such Person becomes a Restricted Subsidiary or

(2) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(d) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(e) any Investment existing on the Effective Date;

(f) any Investment acquired by the Issuer or any Restricted Subsidiary

(1) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or

(2) as a result of a foreclosure by the Issuer or any Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(g) Hedging Obligations permitted under clause (j) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant;

(h) any Investment in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (h) that are at that time outstanding, not to exceed the greater of (x) $175.0 million and (y) 2.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(i) Investments the payment for which consists of Equity Interests of the Issuer, Holdings or any other direct or indirect parent company of the Issuer (exclusive of Disqualified Stock); provided that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph under the covenant described in “Certain Covenants—Limitation on Restricted Payments”;

(j) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(k) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(l) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(m) additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (m) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $175.0 million and (y) 2.25% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(n) Investments relating to any special purpose Wholly-Owned Subsidiary of the Issuer organized in connection with a Receivables Facility that, in the good faith determination of the board of directors of the Issuer, are necessary or advisable to effect such Receivables Facility;

(o) advances to, or guarantees of Indebtedness of, employees not in excess of $25.0 million outstanding at any one time, in the aggregate; and

(p) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s, materialmen’s, repairmen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP, or for property taxes on property the Issuer or one of its Subsidiaries has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(4) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers’ acceptances issued, and completion guarantees provided for, in each case pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph and telephone and cable television lines, gas and oil pipelines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (a), (d), (l)(b) or (r) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”; provided that, (x) in the case of clause (d), such Lien may not extend to any property or equipment (or assets affixed or appurtenant thereto) other than the property or equipment being financed or Refinanced under such clause (d); and (y) in the case of clause (r), such Lien may not extend to any assets other than the assets owned by the Foreign Subsidiaries incurring such Indebtedness;

(7) Liens existing on the Effective Date (other than Liens incurred in connection with the Senior Credit Facilities);

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(9) Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any Restricted Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, merger or consolidation; provided further that the Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”;

(11) Liens securing Hedging Obligations and Cash Management Services so long as the related Indebtedness is, and is permitted under the Indenture to be, secured by a Lien on the same property securing such Hedging Obligations;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any Restricted Subsidiary and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases or consignments entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(15) Liens in favor of the Issuer or any Guarantor;

(16) Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s client at which such equipment is located;

(17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clauses (6), (7), (8), (9), (10), (11), (15) and (20) of this definition of “Permitted Liens’; provided that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), (9), (10), (11), (15) and (20) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made or other security provided to secure liabilities to insurance carriers under insurance or self-insurance arrangements in the ordinary course of business;

(20) Liens to secure Indebtedness incurred pursuant to the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”; provided that (x) no Default or Event of Default shall have occurred and be continuing at the time of the incurrence of such Indebtedness or after giving effect thereto and (y) the Consolidated Secured Debt Ratio, calculated on a pro forma basis after giving effect to the incurrence of such Lien, the related Indebtedness and the application of net proceeds therefrom, would be no greater than 4.00 to 1.00;

(21) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $50.0 million at any one time outstanding;

(22) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(24) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(26) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(27) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(28) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;

(29) the rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Issuer or any of its Restricted Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(30) restrictive covenants affecting the use to which real property may be put; provided that the covenants are complied with;

(31) security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business;

(32) zoning by-laws and other land use restrictions, including, without limitation, site plan agreements, development agreements and contract zoning agreements;

(33) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(34) Liens on real property located in Topeka, Kansas granted as security for synthetic lease obligations; and

(35) any Lien granted pursuant to a security agreement between the Issuer or any Restricted Subsidiary and a licensee of intellectual property to secure the damages, if any, of such licensee resulting from the rejection of the licensee of such licensee in a bankruptcy, reorganization or similar proceeding with respect to the Issuer or such Restricted Subsidiary; provided that such Liens, in the aggregate, do not encumber any assets of the Issuer or any Restricted Subsidiary other than the assets securing such Liens in existence on the Issue Date.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Permitted Parent” means any direct or indirect parent of the Issuer formed not in connection with, or in contemplation of, a transaction (other than Transactions) that, assuming such parent was not formed, after giving effect thereto would constitute a Change of Control.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“preferred stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Rating Agencies” mean Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer (as certified by a Board Resolution) which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer and the Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any Restricted Subsidiary sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn funds such purchase by purporting to sell its accounts receivable to a Person that is not a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

“Receivables Fee” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities and in each case engages only in activities reasonably related or incidental thereto.

“Refinance” means, in respect of any Indebtedness, Disqualified Stock or preferred stock, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness, Disqualified Stock or preferred stock in exchange or replacement for, such Indebtedness, Disqualified Stock or preferred stock, in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Registration Rights Agreement” means the Registration Rights Agreement related to the Notes dated as of the Effective Date, among the Issuer, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Issuer or the Restricted Subsidiaries in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Issuer.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“Revolving Credit Facility” means the credit facility provided under the ABL Credit Agreement dated as of the Effective Date among the Issuer, the lenders party thereto from time to time in their capacities as lenders thereunder, and Bank of America, N.A., as administrative agent and collateral agent, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, replacements, renewals, restatements, refundings or refinancings thereof and any one or more indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement with any Person providing for the leasing by the Issuer or any Restricted Subsidiary of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to such Person in contemplation of such leasing.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Revolving Credit Facility and the Term Loan Facility.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Effective Date or thereafter incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above in the case of both clauses (1) and (2), to the extent permitted to be incurred under the terms of the Indenture, unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinated in right of payment to the Notes or the Guarantee of such Person, as the case may be; provided that Senior Indebtedness shall not include:

(1) any obligation of such Person to the Issuer or any Subsidiary of the Issuer;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4) any Capital Stock;

(5) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(6) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Senior Secured Indebtedness” means Senior Indebtedness that is Secured Indebtedness.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Effective Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and the Restricted Subsidiaries on the Effective Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Special Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and the Issuer.

“Subordinated Indebtedness” means

(a) with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to the Guarantee of such Guarantor under the Indenture.

“Subsidiary” means, with respect to any Person,

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as the case may be, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tender Offers” means the cash tender offers commenced by Holdings on January 19, 2011 for any and all of the Existing Notes.

“Term Loan Facility” means the credit facility provided under the Term Loan Credit Agreement dated as of the Effective Date among the Issuer, the lenders party thereto from time to time in their capacities as lenders thereunder, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, replacements, renewals, restatements, refundings or refinancings thereof and any one or more indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Total Assets” means the total assets of the Issuer and the Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of the Issuer or such other Person as may be expressly stated, as the case may be.

“Transactions” means the transactions contemplated by the Merger Agreement, the issuance of the Notes and the borrowings under the Senior Credit Facilities.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2014; provided that if the period from the redemption date to February 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trustee” means The Bank of New York Mellon Trust Company, N.A. until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the board of directors of the Issuer, as provided below) and

(2) any Subsidiary of an Unrestricted Subsidiary.

The board of directors of the Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than any Subsidiary of the Subsidiary to be so designated); provided that

(a) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Issuer,

(b) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments” and

(c) each of

(1) the Subsidiary to be so designated and

(2) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The board of directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock” or

(2) the Fixed Charge Coverage Ratio for the Issuer and the Restricted Subsidiaries would be greater than such ratio for the Issuer and the Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the board of directors of the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock, as the case may be, at any date, the quotient obtained by dividing

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or preferred stock multiplied by the amount of such payment, by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

BOOK ENTRY, DELIVERY AND FORM

Except as described below, we will initially issue the Exchange Notes in the form of one or more global notes in registered form without interest coupons (collectively, the “Global Notes”). We will deposit each Global Note on the date of the closing of this exchange offer with the trustee as custodian for DTC, registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants participating in this exchange offer with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in DTC. All interests in a Global Note may be subject to the procedures and requirements of DTC. Interests in a Global Note held through Euroclear or Clearstream may be subject to the procedures and requirements of those systems (as well as to the procedures and requirements of DTC). The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and the ability to transfer beneficial interests in a Global Note to Persons that are subject to those requirements will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge those interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

Except as described below, owners of an interest in Global Notes will not have Notes registered in their names, will not receive physical delivery of definitive Notes in registered certificated form, or Certificated Notes, and will not be considered the registered owners or “Holders” thereof under the indenture governing the Notes (the “Indenture”) for any purpose.

Payments in respect of the principal of and premium, interest and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the Persons in whose names Notes, including Global Notes, are registered as the owners of such Notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor our agent or an agent of the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in Global Notes or for maintaining, supervising or reviewing any of DTC ‘s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on that payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Exchange Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of any Exchange Notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of Exchange Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of the portion of the aggregate principal amount of Exchange Notes as to which that Participant or those Participants has or have given the relevant direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the applicable Global Notes for Certificated Notes, and to distribute those Certificated Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among Participants, they are under no obligation to perform those procedures, and may discontinue or change those procedures at any time. Neither we nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for a Certificated Note if:

•

DTC (1) notifies us that it is unwilling or unable to continue as depositary for the applicable Global Notes or (2) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

•

we, at our option and subject to the procedures of DTC, notify the Trustee in writing that we elect to cause the issuance of Certificated Notes (although Regulation S Temporary Global Notes at our election pursuant to this clause may not be exchanged for Certificated Notes prior to (1) the expiration of the Distribution Compliance Period and (2) the receipt of any certificates required under the provisions of Regulation S); or

•	there has occurred and is continuing a Default or an event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in a Global Note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear any restrictive legend required by applicable law.

Exchange of Certificated Notes for Global Notes

If Certificated Notes are issued in the future, they will not be exchangeable for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that the transfer will comply with the appropriate transfer restrictions applicable to the Notes being transferred.

Same-day Settlement and Payment

We will make payments in respect of Notes represented by Global Notes, including payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the DTC or its nominee. We will make all payments of principal of and premium, if any, and interest on Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no account is specified, by mailing a check to each Holder’s registered address. See “Description of the Exchange Notes-Principal, Maturity and Interest.” Notes represented by Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in Notes represented by Global Notes will, therefore, be required by DTC to be settled in immediately available funds. Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a description of the material U.S. federal income tax consequences relevant to the exchange of the Outstanding Notes for the Exchange Notes pursuant to the exchange offer and the purchase, ownership and disposition of the Outstanding Notes or the Exchange Notes as of the date hereof. This discussion, to the extent it states matters of U.S. federal tax law or legal conclusions is the opinion of Covington & Burling LLP. This discussion applies to you only if you are a beneficial owner of an Outstanding Note or an Exchange Note and except where noted, this discussion deals only with Outstanding Notes and Exchange Notes that are held as capital assets by their beneficial owners.

A “U.S. holder” means a beneficial owner of the Outstanding Notes or the Exchange Notes that is treated for U.S. federal income tax purposes as any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more “United States persons” (as defined for U.S. federal income tax purposes) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S. holder” means a beneficial owner of the Notes (other than a partnership, including an entity or arrangement that is treated as a partnership for U.S., federal income tax purposes) that is not a U.S. holder for U.S. federal income tax purposes.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed or subject to differing interpretations, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This discussion does not address all aspects of U.S. federal income taxes and does not deal with non-U.S., state, local, estate or other tax considerations that may be relevant to beneficial owners of the Notes in light of their personal circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a financial institution, insurance company, securities dealer or trader electing mark-to-market treatment, tax-exempt organization, regulated investment company, real estate investment trust, person that holds the Notes as a position in a “straddle” or as part of a synthetic security or “hedge,” “conversion transaction” or other integrated investment, person that has a “functional currency” other than the U.S. dollar, investor liable for the alternative minimum tax, U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations described herein.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner of a partnership holding Notes, you should consult your tax advisors.

Prospective investors should consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the ownership and disposition of the Notes, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Consequences to U.S. Holders of Notes

Payments of Interest

The Notes were not issued with more than a de minimis amount of original issue discount. Accordingly, interest on the Notes generally will be taxable to a U.S. holder as ordinary income at the time it is paid or accrued, depending on the holder’s method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Retirement, or Other Disposition of Notes

Upon the sale, exchange, retirement or other taxable disposition of a Note, you generally will recognize taxable gain or loss equal to the difference, if any, between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued and unpaid stated interest, which will be taxable as interest income to the extent not previously included) and the adjusted tax basis of such Note. Your adjusted tax basis in a Note will, in general, be your cost of acquiring that Note plus the amount of market discount previously included in income and minus the amount of bond premium previously amortized by you. Except as described in “Market Discount and Bond Premium” below, any gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Treatment of the Exchange Offer

The exchange of the Outstanding Notes for Exchange Notes as described in “The Exchange Offer” will not constitute a taxable event to U.S. holders. Consequently, no gain or loss will be recognized by a U.S. holder upon receipt of an Exchange Note, the holding period of your Outstanding Notes will be included in the holding period of your Exchange Notes, and your basis in the Outstanding Notes immediately before the exchange will be your basis in the Exchange Notes.

Market Discount and Bond Premium

If a U.S. holder has purchased the Notes for an amount less than their adjusted issue price, the difference is treated as market discount. Subject to a de minimis exception, gain realized on the maturity, sale, exchange, redemption, retirement or other taxable disposition of a market discount Note will be treated as ordinary income to the extent of any accrued market discount not previously recognized (including, in the case of an Exchange Note, any market discount accrued on the Outstanding Note for which such Exchange Note was exchanged). Unless a U.S. holder elects to accrue market discount under a constant yield method, any market discount will be considered to accrue ratably during the period from the date of acquisition of a Note (including, in the case of an Exchange Note exchanged for an Outstanding Note, the date of the acquisition of the Outstanding Note) to the maturity date.

A U.S. holder may elect to include market discount in income currently as it accrues, either ratably or on a constant yield method. In that case, such holder’s tax basis in its Notes will increase by such income inclusions. An election to include market discount in income currently, once made, will apply to all market discount obligations acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without consent of the Internal Revenue Service (“IRS”).

If a U.S. holder does not make such an election, in general, all or a portion of its interest expense on any indebtedness incurred or continued in order to purchase or carry Notes (including, in the case of an Exchange Note, the interest expense on any indebtedness incurred or continued in order to purchase or carry the Outstanding Note for which such Exchange Note was exchanged) may be deferred until maturity or certain earlier dispositions.

If a U.S. holder has purchased the Notes for an amount greater than their face value, such holder will have purchased such Notes with amortizable bond premium. Such holder generally may elect to amortize that premium from the purchase date to the maturity date of the Notes under the constant yield method. Amortizable premium generally may be deducted against interest income on the Notes and generally may not be deducted against other income. A U.S. holder’s basis in a Note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by such holder during the taxable year of the election and thereafter, and may not be revoked without IRS consent.

The rules regarding market discount and bond premium are complex. Prospective investors should consult their own tax advisors regarding market discount and bond premium rules.

Medicare Tax

Recently passed legislation may require certain U.S. holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest and capital gains for taxable years beginning after December 31, 2012.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal and interest paid on the Notes and to the proceeds of the sale or other disposition of a Note paid to you. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of Notes

U.S. Federal Withholding Tax

The 30% U.S. federal withholding tax will not apply to any payment of interest on the Notes under the “portfolio interest rule,” provided that:

•	interest paid on the Notes is not effectively connected with your conduct of a trade or business in the United States;

•

you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable United States Treasury regulations;

•	you are not a controlled foreign corporation for U.S. federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership;

•	you are not a bank whose receipt of interest on the Notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your Notes through certain foreign intermediaries and satisfy the certification requirements of applicable United States Treasury regulations. Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under “U.S. Federal Income Tax”).

The 30% U.S. federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement or other disposition of a Note.

U.S. Federal Income Tax

If you are engaged in a trade or business in the United States and interest on the Notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment maintained by you), then you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% U.S. federal withholding tax, provided the certification requirements discussed above in “U.S. Federal Withholding Tax” are satisfied) at the regular graduated rates in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) on earnings and profits that are effectively connected with the conduct of that trade or business, including amounts attributable to such interest, subject to adjustments.

Any gain realized on the disposition of a Note generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment maintained by you); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

Treatment of the Exchange Offer

The exchange of the Outstanding Notes for Exchange Notes as described in “The Exchange Offer” will not constitute a taxable event for U.S. federal income tax purposes to non-U.S. holders. Consequently, for U.S. federal income tax purposes, no gain or loss will be recognized by a non-U.S. holder upon receipt of an Exchange Note, the holding period of your Outstanding Notes will be included in the holding period of your Exchange Notes and, for U.S. federal income tax purposes, your basis in the Outstanding Notes immediately before the exchange will be your basis in the Exchange Notes.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments on the Notes that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person as defined under the Code, and we have received from you the statement described above in the fifth bullet point under “U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify under penalties of perjury that you are a non-U.S. holder (and the payor does not have actual knowledge or reason to know that you are a United States person as defined under the Code), or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition of the Notes by employee benefit plans that are subject to ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other federal, state, local, non-U.S. or other laws, or rules or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such employee benefit plan, plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties.

In considering an investment in the Notes with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code. The acquisition and/or holding of Notes by an ERISA Plan with respect to which we or the initial purchasers are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Included among the exemptions that may apply to the acquisition and holding of the Notes are U.S. Department of Labor prohibited transaction class exemption (“PTCE”) 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. In addition, Section 408(b)(l7) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the Notes should not be acquired or held by any person investing “plan assets” of, any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

Representation

By acceptance of a Note, each holder and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such holder or transferee to acquire or hold the Notes or any interest therein constitutes assets of any Plan or (ii) the acquisition and holding of the Notes or any interest therein by such holder or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering acquiring or holding the Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such transactions and whether an exemption would be applicable to the acquisition and holding of the Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those Exchange Notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of Exchange Notes received in exchange for Outstanding Notes where the broker-dealer acquired Outstanding Notes as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer, we have agreed that for a period ending on the earlier of (i) 180 days after the date on which the registration statement is declared effective and (ii) the date on which broker-dealers are no longer required to deliver a prospectus in connection with market making or other trading activities, we will use our commercially reasonable efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resales, and will, upon request, make available sufficient copies of this prospectus, as amended or supplemented, to any broker-dealer for use in connection with such resales.

We are conducting the exchange offer to satisfy our obligations under the registration rights agreement entered into in connection with the private placement of the Outstanding Notes, and we will not receive any proceeds from the issuance of the Exchange Notes pursuant to the terms of the exchange offer, or from the subsequent sale of the Exchange Notes by any holder thereof. Broker-dealers may sell Exchange Notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to those prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any Exchange Notes.

Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an underwriter within the meaning of the Securities Act. A profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers. We will also indemnify the holders of the Outstanding Notes, including any broker-dealers, against specified liabilities, including any liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Exchange Notes will be passed upon for us by Covington & Burling LLP, New York, New York.

EXPERTS

The consolidated financial statements of DMC as of May 1, 2011 (Successor) and May 2, 2010 (Predecessor) and for the periods from March 8, 2011 to May 1, 2011 (Successor) and May 3, 2010 to March 7, 2011 (Predecessor) and the years ended May 2, 2010 (Predecessor) and May 3, 2009 (Predecessor), have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the Exchange Notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us or the Exchange Notes, we refer you to the registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or matter involved.

We are not currently subject to the informational requirements of the Exchange Act. However, we currently voluntarily file periodic and current reports and other information with the SEC. In addition, as a result of this offering, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will be required to file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov). The registration statement, and our periodic and current reports are also available free of charge on our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on our website and on the SEC’s website is not a part of this prospectus.

Under the terms of the Indenture, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the Notes remain outstanding, we will furnish to the trustee and holders of the Notes the information specified therein in the manner specified therein. See “Description of the Exchange Notes.”

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm—KPMG LLP	F-2
Consolidated Balance Sheets as of May 1, 2011 (Successor) and May 2, 2010 (Predecessor)	F-3

Consolidated Statements of Income (Loss) for the periods from March 8, 2011 to May  1, 2011 (Successor) and May 3, 2010 to March 7, 2011 (Predecessor) and the fiscal years ended May 2, 2010 (Predecessor), and May 3, 2009 (Predecessor)

F-4

Consolidated Statements of Stockholder’s Equity and Comprehensive Income (Loss) for the periods from March 8, 2011 to May 1, 2011 (Successor) and May 3, 2010 to March 7, 2011 (Predecessor) and the fiscal years ended May 2, 2010 (Predecessor), and May 3, 2009 (Predecessor)

F-5

Consolidated Statements of Cash Flows for the periods from March 8, 2011 to May  1, 2011 (Successor) and May 3, 2010 to March 7, 2011 (Predecessor) and the fiscal years ended May 2, 2010 (Predecessor), and May 3, 2009 (Predecessor)

F-7
Notes to the Consolidated Financial Statements	F-8

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of July 31, 2011 (Successor) and May 1, 2011 (Successor)	F-54
Condensed Consolidated Statements of Income (Loss) for the three months ended July 31, 2011 (Successor) and August 1, 2010 (Predecessor)	F-55
Condensed Consolidated Statements of Cash Flows for the three months ended July 31, 2011 (Successor) and August 1, 2010 (Predecessor)	F-56
Notes to the Unaudited Condensed Consolidated Financial Statements	F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder

Del Monte Corporation:

We have audited the accompanying consolidated balance sheets of Del Monte Corporation and subsidiaries (the Company) as of May 1, 2011 (Successor) and May 2, 2010 (Predecessor), and the related consolidated statements of income (loss), stockholder’s equity and comprehensive income (loss), and cash flows for the periods from March 8, 2011 to May 1, 2011 (Successor) and May 3, 2010 to March 7, 2011 (Predecessor) and the years ended May 2, 2010 (Predecessor) and May 3, 2009 (Predecessor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Del Monte Corporation and subsidiaries as of May 1, 2011 (Successor) and May 2, 2010 (Predecessor), and the results of their operations and cash flows for the periods from March 8, 2011 to May 1, 2011 (Successor) and May 3, 2010 to March 7, 2011 (Predecessor) and the years ended May 2, 2010 (Predecessor) and May 3, 2009 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company was acquired through a merger on March 8, 2011. As a result of the merger, the consolidated financial information for the period subsequent to the acquisition is presented on a different cost basis than that for the periods prior to the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

San Francisco, California

July 15, 2011

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)

	Successor	Predecessor
	May 1, 2011	May 2, 2010
ASSETS
Cash and cash equivalents	$205.2	$53.7
Trade accounts receivable, net of allowance	201.5	187.0
Inventories	766.9	726.4
Prepaid expenses and other current assets	165.4	128.5

Total current assets	1,339.0	1,095.6
Property, plant and equipment, net	731.7	658.8
Goodwill	2,124.0	1,337.7
Intangible assets, net	2,828.7	1,162.4
Other assets, net	180.3	34.4

Total assets	$7,203.7	$4,288.9

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable and accrued expenses	$486.7	$469.5
Short-term borrowings	8.6	5.6
Current portion of long-term debt	20.3	30.0

Total current liabilities	515.6	505.1
Long-term debt	3,973.1	1,255.2
Deferred tax liabilities	969.1	441.0
Other non-current liabilities	260.5	260.2

Total liabilities	5,718.3	2,461.5

Stockholder’s equity:
Common stock ($0.01 par value per share, shares authorized:
1,000 at May 1, 2011 and 500,000,000 at May 2, 2010; 10 issued and outstanding at May 1, 2011 and 216,600,000 issued and 199,200,000 outstanding at May 2, 2010)	$—	$2.2
Additional paid-in capital	1,584.4	1,085.0
Treasury stock, at cost	—	(183.1)
Accumulated other comprehensive income (loss)	5.5	(59.8)
Retained earnings (accumulated deficit)	(104.5)	983.1

Total stockholder’s equity	1,485.4	1,827.4

Total liabilities and stockholder’s equity	$7,203.7	$4,288.9

See Accompanying Notes to the Consolidated Financial Statements.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in millions)

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Net sales	$564.8	$3,101.3	$3,739.8	$3,626.9
Cost of products sold	457.0	2,073.6	2,510.6	2,622.7

Gross profit	107.8	1,027.7	1,229.2	1,004.2
Selling, general and administrative expenses	108.9	535.7	721.2	643.3
Transaction and related costs	82.8	68.8	—	—

Operating income (loss)	(83.9)	423.2	508.0	360.9
Interest expense	44.3	66.7	116.3	110.3
Other (income) expense	25.7	(5.2)	9.8	24.1

Income (loss) from continuing operations before income taxes	(153.9)	361.7	381.9	226.5
Provision (benefit) for income taxes	(49.0)	139.8	139.9	78.8

Income (loss) from continuing operations	(104.9)	221.9	242.0	147.7
Income (loss) from discontinued operations before income taxes	0.6	(1.7)	1.4	38.9
Provision (benefit) for income taxes	0.2	(2.6)	(0.9)	14.3

Income from discontinued operations	0.4	0.9	2.3	24.6

Net income (loss)	$(104.5)	$222.8	$244.3	$172.3

See Accompanying Notes to the Consolidated Financial Statements.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY AND

COMPREHENSIVE INCOME (LOSS)

(in millions, except per share data)

	Common Stock [1]		Treasury Stock [1]		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings/ (Accumulated Deficit)	Total Stockholder’s Equity
	Shares	Amount	Shares	Amount
Predecessor balances at April 27, 2008	197.3	$2.1	17.4	$(183.1)	$1,034.7	$8.2	$638.6	$1,500.5
Net income	—	—	—	—	—	—	172.3	172.3
Other comprehensive income/(loss):
Loss on cash flow hedging instruments (net of tax of $9.5)	—	—	—	—	—	(14.7)	—	(14.7)
Currency translation adjustment	—	—	—	—	—	(1.5)	—	(1.5)
Pension liability adjustment (net of tax of $19.6)	—	—	—	—	—	(30.4)	—	(30.4)

Comprehensive income								125.7
Issuance of shares	0.4	—	—	—	2.1	—	—	2.1
Dividends declared ($0.16 per share)	—	—	—	—	—	—	(31.6)	(31.6)
Adoption of new benefit plan guidance (net of tax of $0.5)	—	—	—	—	—	—	(0.9)	(0.9)
Stock option expense	—	—	—	—	8.9	—	—	8.9
Restricted stock units and amortization of unearned compensation	—	—	—	—	1.8	—	—	1.8

Predecessor balances at May 3, 2009	197.7	$2.1	17.4	$(183.1)	$1,047.5	$(38.4)	$778.4	$1,606.5
Net income	—	—	—	—	—	—	244.3	244.3
Other comprehensive income/(loss):
Gain on cash flow hedging instruments (net of tax of $14.5)	—	—	—	—	—	23.7	—	23.7
Currency translation adjustment	—	—	—	—	—	(5.4)	—	(5.4)
Pension liability adjustment (net of tax of $25.6)	—	—	—	—	—	(39.7)	—	(39.7)

Comprehensive income								222.9
Issuance of shares	1.5	0.1	—	—	12.2	—	—	12.3
Dividends declared ($0.20 per share)	—	—	—	—	—	—	(39.6)	(39.6)
Tax benefit from stock options exercised	—	—	—	—	1.7	—	—	1.7
Stock option expense	—	—	—	—	9.9	—	—	9.9
Restricted stock units and amortization of unearned compensation	—	—	—	—	13.7	—	—	13.7

Predecessor balances at May 2, 2010	199.2	$2.2	17.4	$(183.1)	$1,085.0	$(59.8)	$983.1	$1,827.4

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY AND

COMPREHENSIVE INCOME (LOSS)—(CONTINUED)

(in millions, except per share data)

	Common Stock [1]		Treasury Stock [1]		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings/ (Accumulated Deficit)	Total Stockholder’s Equity
	Shares	Amount	Shares	Amount
Predecessor balances at May 2, 2010	199.2	$2.2	17.4	$(183.1)	$1,085.0	$(59.8)	$983.1	$1,827.4
Net income	—	—	—	—	—	—	222.8	222.8
Other comprehensive income/(loss):
Gain on cash flow hedging instruments (net of tax of $1.6)	—	—	—	—	—	1.1	—	1.1
Currency translation adjustment	—	—	—	—	—	0.8	—	0.8
Pension liability adjustment (net of tax of $2.0)	—	—	—	—	—	3.1	—	3.1

Comprehensive income								227.8
Issuance of shares	7.3	0.1	—	—	59.5	—	—	59.6
Repurchase of shares	(7.1)	—	7.1	(100.0)	—	—	—	(100.0)
Dividends declared ($0.27 per share)	—	—	—	—	—	—	(53.0)	(53.0)
Tax benefit from stock options exercised	—	—	—	—	34.4	—	—	34.4
Stock option expense	—	—	—	—	20.3	—	—	20.3
Restricted stock units and amortization of unearned compensation	—	—	—	—	25.0	—	—	25.0
Taxes remitted on behalf of employees for net share settlement of stock awards	—	—	—	—	(5.9)	—	—	(5.9)
Elimination of Predecessor equity in connection with the Merger	(199.4)	(2.3)	(24.5)	283.1	(1,218.3)	54.8	(1,152.9)	(2,035.6)

Predecessor balances subsequent to Merger on March 8, 2011	—	$—	—	$—	$—	$—	$—	$—

Capital contribution, net	—	—	—	—	1,584.0	—	—	1,584.0
Net loss	—	—	—	—	—	—	(104.5)	(104.5)
Other comprehensive income/(loss):
Currency translation adjustment	—	—	—	—	—	0.4	—	0.4
Pension liability adjustment (net of tax of $3.2)	—	—	—	—	—	5.1	—	5.1

Comprehensive income (loss)								(99.0)
Stock option expense	—	—	—	—	0.4	—	—	0.4

Successor balances at May 1, 2011	—	$—	—	$—	$1,584.4	$5.5	$(104.5)	$1,485.4

1	All amounts for common stock and treasury stock prior to the April 26, 2011 merger of DMFC into DMC relate to DMFC’s stock. See Note 1.

See Accompanying Notes to the Consolidated Financial Statements.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Operating activities:
Net income (loss)	$(104.5)	$222.8	$244.3	$172.3
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	20.4	81.3	99.4	104.9
Deferred taxes	(48.9)	97.8	54.4	29.5
Inventory step-up related to Merger	33.8	—	—	—
Write off of debt issuance cost and loss on debt refinancing	—	—	24.8	—
Redemption premium over the fair value of senior subordinated notes tendered/redeemed	15.8	—	—	—
(Gain)/loss on asset disposal	1.8	1.1	2.6	(23.3)
Stock compensation expense	0.4	45.3	21.3	12.2
Discontinuation of hedge accounting for interest rate swap	—	—	13.4	—
Excess tax benefits from stock-based compensation	—	(35.3)	—	—
Impairment loss on pet intangible assets	—	—	3.0	11.7
Unrealized loss (gain) on derivative financial instruments	12.6	0.1	(3.5)	10.1
Changes in operating assets and liabilities:
Trade accounts receivable, net	23.4	(37.4)	(2.4)	89.5
Inventories	113.6	(84.1)	(51.9)	(78.5)
Prepaid expenses and other current assets	(0.4)	11.9	19.7	(58.9)
Other assets, net	(9.2)	(0.9)	(0.5)	2.5
Accounts payable and accrued expenses	17.5	(62.4)	(38.0)	(69.5)
Other non-current liabilities	8.9	14.1	(30.7)	(1.9)

Net cash provided by operating activities	85.2	254.3	355.9	200.6

Investing activities:
Merger, net of cash acquired	(3,856.9)	—	—	—
Capital expenditures	(25.8)	(66.1)	(104.9)	(88.7)
Net proceeds from disposal of assets	—	—	—	365.8

Net cash provided by (used in) investing activities	(3,882.7)	(66.1)	(104.9)	277.1

Financing activities:
Capital contribution, net	1,548.8	—	—	—
Proceeds from short-term borrowings	—	500.7	208.8	517.7
Payments on short-term borrowings	(2.0)	(495.8)	(204.3)	(515.7)
Proceeds from long-term debt	3,993.3	—	1,042.2	—
Principal payments on long-term debt	(1,357.5)	(22.5)	(1,315.7)	(333.8)
Payments of debt-related costs	(180.0)	—	(43.6)	—
Dividends paid	—	(62.9)	(37.6)	(31.6)
Issuance of common stock	—	59.6	12.3	2.1
Purchase of treasury stock	—	(100.0)	—	—
Taxes remitted on behalf of employees for net share settlement of stock awards	—	(5.9)	—	—
Excess tax benefits from stock-based compensation	—	35.3	1.7	—

Net cash provided by (used in) financing activities	4,002.6	(91.5)	(336.2)	(361.3)

Effect of exchange rate changes on cash and cash equivalents	0.1	(2.8)	(3.8)	0.6
Net change in cash and cash equivalents	205.2	93.9	(89.0)	117.0
Cash and cash equivalents at beginning of period	—	53.7	142.7	25.7

Cash and cash equivalents at end of period	$205.2	$147.6	$53.7	$142.7

See Accompanying Notes to the Consolidated Financial Statements.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 1, 2011

Note 1.	Business and Basis of Presentation

On March 8, 2011, Del Monte Foods Company (“DMFC”) was acquired by an investor group led by funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Vestar Capital Partners (“Vestar”) and Centerview Capital, L.P. (“Centerview,” and together with KKR and Vestar, the “Sponsors”). Under the terms of the merger agreement, DMFC’s stockholders received $19.00 per share in cash. The acquisition (also referred to as the “Merger”) was effected by the merger of Blue Merger Sub Inc. (“Blue Sub”) with and into DMFC, with DMFC being the surviving corporation. As a result of the Merger, DMFC became a wholly-owned subsidiary of Blue Acquisition Group, Inc. (“Parent”). DMFC stockholders approved the transaction on March 7, 2011. DMFC’s common stock ceased trading on the New York Stock Exchange before the opening of the market on March 9, 2011.

As a result of the Merger, the Company applied the acquisition method of accounting and established a new basis of accounting on March 8, 2011. Accordingly, the fiscal 2011 periods presented include a 44-week Predecessor period from May 3, 2010 through March 7, 2011 and an 8-week Successor period, reflecting the Merger, from March 8, 2011 through May 1, 2011. Black lines separate the Successor’s financial statements from that of the Predecessor since the financial statements are not comparable as a result of the application of acquisition accounting and changes in the Company’s capital structure resulting from the Merger. The results of operations of Blue Sub, since its inception, were included in the Successor period from March 8, 2011 through May 1, 2011. The Company operates on a 52 or 53-week fiscal year ending on the Sunday closest to April 30. The results of operations for fiscal 2010 and fiscal 2009 contain 52 and 53 weeks, respectively.

Del Monte Corporation (“DMC” and, together with its consolidated subsidiaries, “Del Monte” or the “Company”) was a direct, wholly-owned subsidiary of DMFC. On April 26, 2011, DMFC merged with and into DMC, with DMC being the surviving corporation. As a result of this merger, DMC became a direct wholly-owned subsidiary of Parent.

Del Monte is one of the country’s largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market. The Company’s pet food and pet snacks brands include Meow Mix, Kibbles ‘n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature’s Recipe, Canine Carry Outs, Milo’s Kitchen and other brand names, and leading food brands include Del Monte, Contadina, S&W, College Inn and other brand names. The Company also produces and distributes private label pet products and food products. The majority of its products are sold nationwide in all channels serving retail markets, mass merchandisers, the U.S. military, certain export markets, the foodservice industry and food processors.

On October 6, 2008, pursuant to the Purchase Agreement dated June 29, 2008 among DMC, Dongwon Enterprise Co., Ltd., Dongwon Industries Co., Ltd., Dongwon F&B Co., Ltd., Starkist Co. ( collectively, the “Dongwon Entities”), and StarKist Samoa Co. (“Acquisition Sub”), DMC (i) sold to Starkist Co. all of the outstanding stock of Galapesca S.A., Panapesca Fishing, Inc. and Marine Trading Pacific, Inc., (ii) caused Star-Kist Samoa, Inc. to be merged with and into Acquisition Sub and (iii) sold to Starkist Co. certain assets that are primarily related to the business of manufacturing, marketing, selling and distributing StarKist brand products and private label seafood products (such business, the “StarKist Seafood Business”). Under the terms of the Purchase Agreement, the Dongwon Entities paid a purchase price of approximately $359 million at closing and an additional $23 million related to the final working capital adjustment. The financial results of the StarKist Seafood Business were previously reported within the Consumer Products segment.

For all periods presented, the operating results related to the StarKist Seafood Business have been classified as discontinued operations. The Company has combined cash flows from discontinued operations with cash flows from continuing operations within the operating, investing and financing categories in the Statement of Cash Flows for all periods presented.

For reporting purposes, the Company has two segments: Pet Products and Consumer Products. The Pet Products segment includes the Pet Products operating segment, which manufactures, markets and sells branded and private label dry and wet pet food and pet snacks. The Consumer Products segment includes the Consumer Products operating segment, which manufactures, markets and sells branded and private label shelf-stable products, including fruit, vegetable, tomato and broth products.

All amounts discussed in these Notes to the Consolidated Financial Statements represent continuing operations, unless otherwise noted.

Note 2.	Significant Accounting Policies

Trade Promotions: Accruals for trade promotions are recorded primarily at the time a product is sold to the customer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a customer from amounts otherwise due to the Company. Deductions are offset against related trade promotion accruals. The original estimated costs of trade promotions are reasonably likely to change in the future. Evaluations of the trade promotion liability are performed monthly and adjustments are made where appropriate to reflect changes in the Company’s estimates. Trade spending is recorded as a reduction to net sales.

Goodwill and Intangibles with Indefinite Lives: The Company does not amortize goodwill and intangible assets with indefinite lives, but instead tests for impairment at least annually. Additional impairment tests may be performed between annual tests if circumstances indicate that a potential impairment exists. The Company has designated the first day of the fourth fiscal quarter as the annual impairment testing date, at which time the Company engages third-party valuation experts to assist in the valuation of its intangible assets with indefinite lives and reporting units that have goodwill assigned to them.

When conducting the annual impairment test for goodwill, the Company compares the estimated fair value of a reporting unit containing goodwill to its book value. The estimated fair value is computed using two approaches: the income approach, which is the present value of expected cash flows, discounted at a risk-adjusted weighted-average cost of capital; and the market approach, which is based on using market multiples of companies in similar lines of business. If the fair value of the reporting unit is determined to be more than its book value, no goodwill impairment is recognized.

If the fair value of the reporting unit is determined to be less than its book value, actual goodwill impairment, if any, is computed using a second step of the impairment test. The second step requires the fair value of the reporting unit to be allocated to all the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination at the date of the impairment test. The excess of the fair value of the reporting unit over the fair value of assets less liabilities is the implied value of goodwill and is used to determine the amount of impairment.

For intangible assets with indefinite lives, estimated fair value is determined using the relief from royalty method, which is based upon the estimated rent or royalty the Company would pay for the use of a brand name if the Company did not own it and discounted at a risk-adjusted weighted-average cost of capital.

In estimating discounted future cash flows, management uses historical financial information as well as the Company’s operating plans and projections, which include assumptions regarding sales trends and profitability, as well as macroeconomic factors. Considerable judgment is necessary in estimating future cash flows, market interest rates, discount rates, and other factors used in the income approach, market approach or relief from royalty method used to value goodwill and intangible assets with indefinite lives. Different assumptions regarding future performance, discount rates or other factors could result in future impairment losses.

Retirement Benefits: The Company sponsors a qualified defined benefit pension plan and several unfunded defined benefit postretirement plans, providing certain medical, dental and life insurance and other benefits to eligible retired, salaried, non-union hourly and union employees. Under the direction of the Company, third-party actuaries utilize statistical and other factors to anticipate future events in calculating an estimate of the expense and liabilities related to these plans. The actuarial reports are used by the Company in estimating the expenses and liabilities related to these plans. The factors utilized by the Company’s actuaries include assumptions about the discount rate, expected return on plan assets, the health care cost trend rate, withdrawal and mortality rates and the rate of increase in compensation levels. These assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter mortality of participants. These differences may impact the amount of retirement benefit expense recorded by the Company in future periods. The funded status of the Company’s pension and other postretirement plans is recorded as a liability, and all unrecognized gains or losses, net of tax, are recorded as a component of accumulated other comprehensive income (loss) (“AOCI”) within stockholder’s equity.

Stock-based Compensation: The Company expenses employee stock option grants and other stock-based compensation over the vesting period, based on the fair value on the date the stock-based compensation was granted.

Cash Equivalents: The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents. The book value reported in the balance sheet for cash equivalents approximates its fair value.

Inventories: The cost of finished products inventories includes raw materials, direct labor, certain freight and warehousing costs and indirect production and overhead costs. Inventories are stated at the lower of cost or market. The Company uses the first-in, first-out (“FIFO”) and last-in, first-out (“LIFO”) methods to value its inventories. The determination of FIFO or LIFO depends on the production location of the inventories. Each production facility is designated as either a LIFO or FIFO inventory facility. Generally, the Pet Products locations use the FIFO method and the Consumer Products locations use the LIFO method to value inventories. For the LIFO facilities, the Company has established LIFO pools for containers and finished goods inventories.

For fiscal 2010 there was a liquidation of the LIFO layers which resulted in a net decrease to cost of products sold of $2.0 million. There was no liquidation of the LIFO layers in fiscal 2009.

As the Company manufactures new inventories, new current year costs are developed. The difference between the inventory value based on the current year costs and the inventory value based on historical LIFO costs resulted in a credit balance LIFO reserve of $42.2 million as of May 2, 2010.

As a result of the Merger, inventory was recorded at its estimated fair value which resulted in the elimination of the LIFO reserve on March 8, 2011.

In accordance with acquisition method of accounting, inventories as of March 8, 2011 were recorded at estimated fair value which exceeded book value by $103.5 million. Cost of products sold in the accompanying statements of income (loss) for the period March 8, 2011 through May 1, 2011 included noncash charges of $33.8 million related to the excess of estimated fair value over book value of the inventory sold during this period.

Property, Plant and Equipment and Depreciation: Property, plant and equipment are stated at cost (adjusted to estimated fair value as a result of the Merger) and are depreciated over their estimated useful lives, using the straight-line method. Maintenance and repairs are expensed as incurred. Significant expenditures that increase useful lives are capitalized. The principal estimated useful lives generally are: land improvements—5 to 40 years; buildings and leasehold improvements—10 to 50 years; machinery and equipment—10 to 20 years; and computers and software—3 to 7 years. Depreciation of plant and equipment and leasehold amortization was $9.5 million, $70.4 million, $87.1 million and $90.8 million (including depreciation and amortization related to discontinued operations) for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively.

The Company’s capitalization of software development costs for internal use begins in the application development stage and ends when the asset is placed into service. The Company amortizes such costs using the straight-line method over estimated useful lives. Including costs paid to third-party vendors, the Company capitalized $1.4 million, $10.4 million, $11.2 million and $15.3 million of software development costs for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively, related to systems supporting the Company’s infrastructure.

Included in prepaid expenses and other current assets are certain real properties with a book value of $0.4 million which the Company has classified as assets held for sale as of May 1, 2011. There were no real properties that met the criteria of assets held for sale as of May 2, 2010.

Long-lived Assets: The Company reviews long-lived assets held and used, intangible assets with finite lives and assets held for sale for impairment whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable. If an evaluation of recoverability was required, the estimated undiscounted future cash flows associated with the asset would be compared to the asset’s book value to determine if a write-down was required. If the undiscounted cash flows are less than the book value, an impairment loss is recorded to the extent that the book value exceeds the fair value. If management has committed to a plan to dispose of long-lived assets, the assets to be disposed of are reported at the lower of book value or fair value less estimated costs to sell.

The Company’s intangible assets with estimable lives generally have lives ranging between 5 and 25 years and are amortized on a straight-line basis.

Deferred Debt Issuance Costs: The Company capitalizes costs associated with the issuance of debt instruments and amortizes these costs as interest expense over the term of the debt agreements. Amortization expense for deferred charges for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009 was $3.8 million, $4.6 million, $5.7 million and $6.3 million, respectively (including amortization expense related to discontinued operations). Deferred debt issuance costs are included in other assets in the Consolidated Balance Sheets. In fiscal 2010, the Company wrote off $8.3 million of debt issuance costs in connection with refinancing activities. Refer to Note 7 for a discussion of the debt issuance costs for the periods March 8, 2011 through May 1, 2011 and May 3, 2010 through March 7, 2011.

Derivative Financial Instruments: The Company uses derivative financial instruments for the purpose of managing risks associated with interest rate, currency, commodity, transportation and other price exposures. The Company does not trade or use instruments with the objective of earning financial gains on interest rate, foreign currency, commodity or other fluctuations alone, nor does it use instruments where there are not underlying exposures. All derivative instruments are recorded in the Consolidated Balance Sheet at fair value.

The Company utilizes hedging instruments whose change in fair value acts as an economic hedge but does not meet the requirements to receive hedge accounting treatment (“Economic Hedge”). For derivatives designated as Economic Hedges, all changes in fair value are reported immediately in other (income) expense. In the past, the Company has utilized, and in the future may again utilize, derivative contracts designated as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“Cash Flow Hedge”). The effective portion of the change in the fair value of a derivative that was designated as a Cash Flow Hedge was reported in other comprehensive income (“OCI”). The gain or loss included in OCI was subsequently reclassified into net income on the same line in the Consolidated Statements of Income (Loss) as the hedged item in the same period that the hedge transaction affected net income. The ineffective portion of a change in fair value of a Cash Flow Hedge was reported in other (income) expense. The settlement of a cash flow hedging instrument was classified as an operating activity in the Statement of Cash Flows. Subsequent to the Merger, the Company made a policy decision to no longer seek hedge accounting for its derivative contracts, and thus all derivative contracts as of May 1, 2011 were Economic Hedges.

Fair Value of Financial Instruments: The book value of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The book value of the Company’s floating rate debt instruments approximates fair value. The following table provides the book value and fair value of the Company’s fixed rate notes (in millions):

	Successor		Predecessor
	May 1, 2011		May 2, 2010
	Book value	Fair value	Book value	Fair value
6 3/4% Senior Subordinated Notes	N/A	N/A	$250.0	$257.8
7 1/2% Senior Subordinated Notes	N/A	N/A	$450.0	$474.8
7.625% Senior Notes	$1,300.0	$1,332.5	N/A	N/A

Fair values were estimated based on quoted market prices from the trading desk of a nationally recognized investment bank.

Income Taxes: The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement book values of existing assets and liabilities and their respective tax bases, and for tax losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. An uncertain tax position is recognized if it is determined that it is more likely than not to be sustained upon examination. The tax position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company will file a consolidated return with Parent. The Company allocates current and deferred taxes to each member as if it were a separate taxpayer.

Asset Retirement Obligations: Asset retirement obligations generally apply to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction or development and the normal operation of a long-lived asset. The Company assesses asset retirement obligations on a periodic basis. If a reasonable estimate of fair value can be made, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred or a change in estimate occurs. Associated asset retirement costs are capitalized as part of the book value of the long-lived asset. Over time, the liability increases, reflecting the accretion of the obligation from its present value to the amount the Company will pay to extinguish the liability and the capitalized asset retirement costs are depreciated over the useful lives of the related assets. As of May 1, 2011 and May 2, 2010, the asset retirement obligation totaled $7.4 million and $7.5 million, respectively. In addition, certain of the Company’s production facilities contain asbestos that would have to be removed if such facilities were to be demolished or undergo a major renovation and certain of the Company’s production facilities utilize wastewater ponds that would require closure activities should the ponds’ use be discontinued. The Company cannot reasonably estimate the fair value of the liability for asbestos removal or wastewater pond closure at its production facilities and accordingly has not recorded an asset retirement obligation for these matters.

Environmental Remediation: The Company accrues for losses associated with environmental remediation obligations when such losses are probable and the amounts of such losses are reasonably estimable. Accruals for estimated losses from environmental remediation obligations are recognized no later than the completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change.

Comprehensive Income (Loss): Comprehensive income (loss) is comprised of net income (loss) and OCI. OCI is comprised of pension and other postretirement employee benefit adjustments, net of tax, currency translation adjustments and (prior to the Merger) net unrealized gains or losses on cash flow hedging instruments, net of tax. As of the Merger date, all AOCI accounts were reset to zero.

The components of AOCI, as shown in the Consolidated Balance Sheets, are as follows (in millions):

	Successor	Predecessor
	May 1, 2011	May 2, 2010
Currency translation adjustments	$0.4	$(5.8)
Pension and other postretirement employee benefit adjustments	5.1	(57.9)
Gain on cash flow hedging instruments	—	3.9

Total accumulated other comprehensive income (loss)	$5.5	$(59.8)

Revenue Recognition: The Company recognizes revenue from sales of products, and related costs of products sold, where persuasive evidence of an arrangement exists, delivery has occurred, the seller’s price is fixed or determinable and collectability is reasonably assured. This generally occurs when the customer receives the product or at the time title passes to the customer. Customers generally do not have the right to return product unless damaged or defective. Net sales is comprised of gross sales reduced by customer returns, consumer promotion costs relating to coupon redemption, trade promotions, performance allowances, customer pick-up allowances and discounts.

Concentration of Credit Risk: A relatively limited number of customers account for a large percentage of the Company’s total sales. For the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, one customer accounted for approximately 32%, 34%, 35% and 34% of the Company’s list sales, which approximates gross sales, respectively. This customer accounted for approximately 35% and 37% of trade accounts receivable as of May 1, 2011 and May 2, 2010, respectively. This customer is also the most significant customer of each of the Company’s segments. The top ten customers represented approximately 61%, 63%, 63% and 62% of the Company’s list sales for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively. The Company closely monitors the credit risk associated with its customers.

Coupon Redemption: Coupon redemption costs are accrued in the period in which the coupons are offered, based on estimates of redemption rates that are developed by management. Management estimates are based on recommendations from independent coupon redemption clearing-houses as well as historical information. Should actual redemption rates vary from amounts estimated, adjustments to accruals may be required. Coupon redemption costs are recorded as a reduction to sales.

Cost of Products Sold: Cost of products sold represents expenses incurred that are directly connected with bringing the products to a salable condition. These costs include raw material, packaging, labor, certain transportation and warehousing costs as well as overhead expenses.

Foreign Currency Translation: For the Company’s operations in countries where the functional currency is other than the U.S. dollar, revenue and expense accounts are translated at the average exchange rates during the period, and balance sheet items are translated at period-end exchange rates. Translation adjustments arising from the use of differing exchange rates from period to period are included in AOCI, a component of stockholder’s equity. Gains and losses from foreign currency transactions (transactions denominated in a currency other than the functional currency) are included in earnings. Based upon the three-year cumulative inflation rate, the Company began treating Venezuela as a highly inflationary economy effective with the beginning of the fourth quarter of fiscal 2010. Accordingly, the functional currency for the Company’s Venezuelan subsidiary is the U.S. dollar and beginning in the fourth quarter of fiscal 2010 the impact of Venezuelan currency fluctuations is recorded in earnings.

Advertising Expense: All costs associated with advertising are generally expensed as incurred. Marketing expense, which includes advertising expenses, was $22.0 million, $118.2 million, $216.8 million and $140.6 million for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively, and is included in selling, general and administrative expenses.

Research and Development: Research and development costs are included as a component of selling, general and administrative expenses. Research and development costs were $5.1 million, $25.1 million, $26.8 million and $23.7 million for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation. The Company accounts for its investments in joint ventures under the equity method of accounting, under which the investment in the joint venture is adjusted for the Company’s share of the profit or loss of the joint venture.

Use of Estimates: The preparation of the financial statements, in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 3.	Merger

On March 8, 2011, DMFC was acquired by an investor group led by funds affiliated with KKR, Vestar and Centerview. Under the terms of the merger agreement, DMFC’s stockholders received $19.00 per share in cash. The acquisition was effected by the merger of Blue Sub with and into DMFC, with DMFC being the surviving corporation. As a result of the Merger, DMFC became a wholly-owned subsidiary of Parent. DMFC stockholders approved the transaction on March 7, 2011. DMFC’s common stock ceased trading on the New York Stock Exchange before the opening of the market on March 9, 2011.

The aggregate purchase price was approximately $4.0 billion and was funded primarily through debt financings as described further in Note 7 and equity contributions from affiliates of KKR, Vestar, Centerview and other equity investors.

On January 19, 2011, Blue Sub launched tender offers and consent solicitations for any and all of DMC’s $250.0 million aggregate principal amount of 6 3/4% Senior Subordinated Notes due 2015 (the “6 3/4% Notes”) and $450.0 million aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2019 (the “7 1/2% Notes”). The tender offers expired on March 8, 2011 and the Company redeemed the untendered 6 3/4% Notes and 7 1/2% Notes on April 8, 2011.

The Merger was accounted for under the acquisition method of accounting. Accordingly, the effect of the Merger has been included in the Company’s Consolidated Statement of Income (Loss) subsequent to the Merger, and the respective assets and liabilities have been recorded at their estimated fair values in the Company’s Consolidated Balance Sheet as of the Merger, with the excess purchase price recorded as goodwill. Goodwill of $2,124.0 million is not expected to be deductible for tax purposes.

The following table sets forth the initial allocation of purchase price with respect to the Merger (in millions):

Assets acquired:
Cash and cash equivalents	$147.6
Trade accounts receivable	224.6
Inventories	915.8
Prepaid expenses and other current assets	93.6
Property, plant and equipment	694.7
Goodwill	2,124.0
Intangible assets	2,835.7
Other assets	16.9

Fair value of assets acquired	7,052.9

Liabilities assumed:
Accounts payable and accrued expenses	454.8
Deferred tax liabilities	974.2
Other non-current liabilities	1,584.2

Fair value of liabilities assumed	3,013.2

Purchase price	$4,039.7

As a result of the allocation of the purchase price to the fair value of assets acquired and liabilities assumed, the book value of intangible assets, consisting of trademarks and customer relationships, increased by $1,679.0 million. Trademarks were valued using the relief from royalty method, which is based upon the estimated rent or royalty the Company would pay for the use of a brand name if it did not own it. Customer relationships were valued using the multi-period excess earnings method, which is a specific application of the discounted cash flow method that values an intangible asset based upon the present value of the incremental after-tax cash flows attributable to the intangible asset after deducting contributory asset charges. See Note 6 for further information regarding the Company’s intangible assets.

The Company expects the purchase price allocation to be modified in future periods, primarily with respect to contingencies, goodwill and deferred income taxes.

Fees and expenses related to the Merger were $82.8 million for the period from March 8, 2011 through May 1, 2011, primarily consisting of deal fees, financial advisory fees and legal and other professional services fees. Fees and expenses related to the Merger were $68.8 million for the period from May 3, 2010 through March 7, 2011, primarily consisting of accelerated stock compensation expense, investment banking fees and legal fees. Fees and expenses related to the Merger (whether paid or accrued) are included in the Consolidated Statements of Income (Loss) for the respective periods.

Pro forma Results

The following unaudited pro forma consolidated results of operations have been prepared as if the Merger had occurred on May 4, 2009. The selected unaudited pro forma consolidated results of operations presented have primarily been adjusted for the estimated changes in depreciation and amortization expense on property, plant and equipment and intangible assets and for changes in interest expense resulting from changes in the Company’s capital structure. Income taxes have also been adjusted to reflect an estimated annual effective tax rate. Transaction and related costs are not included in the unaudited pro forma results. The unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Merger had actually occurred on that date, nor of the results that may be obtained in the future.

	Fiscal 2011	Fiscal 2010
	(in millions, unaudited)
Net sales	$3,666.1	$3,739.8
Income from continuing operations	$151.6	$135.0

Note 4.	Discontinued Operations

As described in Note 1, on October 6, 2008 Del Monte completed the divestiture of the StarKist Seafood Business. As a result of the sale, the Company recognized a gain of $42.6 million, included in income from discontinued operations, and taxes of $12.8 million included in provision for income taxes from discontinued operations. At the time of sale, Del Monte entered into a two-year Operating Services Agreement (which was completed in September 2010) pursuant to which the Company provided operational services to Starkist Co. such as warehousing, distribution, transportation, sales, information technology and administration. Del Monte concluded that the continuing cash flows related to the Operating Services Agreement were not direct cash flows because such cash flows were not significant to the StarKist Seafood Business; accordingly, the operating results of the StarKist Seafood Business are appropriately reported as discontinued operations.

Star-Kist Samoa, Inc., which merged with and into Acquisition Sub in connection with the sale of the StarKist Seafood Business as described in Note 1, was party to a 10-year supply agreement with Tri-Marine International, Inc. (“Tri-Marine”) to purchase annual quantities of raw tuna from various vessels owned by or contracted to Tri-Marine. Total purchases by the Company under this agreement were approximately $72.8 million for fiscal 2009 (for the period prior to the sale).

Additionally, in connection with the sale of the StarKist Seafood Business, DMC entered into a Bifurcation and Partial Assignment and Assumption Agreement with Impress Group, B.V. (“Impress”) and Starkist Co. to bifurcate and assign to Starkist Co. specified rights and obligations under the Amended and Restated Supply Agreement between Impress and DMC dated as of January 23, 2008 (the “Supply Agreement”). Total purchases by the Company under the bifurcated and assigned portion of the Supply Agreement (including under its predecessor agreement) were approximately $22.7 million for fiscal 2009 (for the period prior to the sale).

Net sales from discontinued operations were $0.0 million, $0.0 million, $2.0 million and $283.9 million for the periods March 8, 2011 through May 1, 2011, May 3, 2011 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively. Net sales from discontinued operations for fiscal 2010 were primarily related to changes in estimates as the Company performed the wind-down of the StarKist Seafood Business.

In October 2008, the Company applied $305.0 million from the divestiture of the StarKist Seafood Business toward the reduction of term loans. The interest expense allocated to discontinued operations represents the portion of total interest expense related to the debt repaid.

Note 5.	Supplemental Financial Statement Information

	Successor	Predecessor
	May 1, 2011	May 2, 2010
	(in millions)	(in millions)
Trade accounts receivable:
Trade	$201.5	$187.3
Allowance for doubtful accounts	—	(0.3)

Total	$201.5	$187.0

Inventories:
Finished products	$613.4	$616.8
Raw materials and in-process materials	44.3	43.5
Packaging materials and other	109.2	108.3
LIFO reserve	—	(42.2)

Total	$766.9	$726.4

Prepaid expenses and other current assets:
Prepaid expenses	$71.4	$85.0
Other current assets	94.0	43.5

Total	$165.4	$128.5

Property, plant and equipment, net:
Land and land improvements	$44.9	$33.9
Buildings and leasehold improvements	242.3	304.7
Machinery and equipment	363.0	784.4
Computers and software	36.4	112.9
Construction in progress	55.0	50.9

	741.6	1,286.8
Accumulated depreciation	(9.9)	(628.0)

Total	$731.7	$658.8

Accounts payable and accrued expenses:
Accounts payable—trade	$157.3	$172.1
Marketing and advertising	70.4	84.2
Accrued payroll and related costs	51.1	57.3
Accrued interest	30.1	5.6
Income tax payable	0.5	0.5
Current portion of pension liability	29.7	44.5
Other current liabilities	147.6	105.3

Total	$486.7	$469.5

Other non-current liabilities:
Accrued postretirement benefits	$142.7	$137.3
Pension liability	18.6	38.1
Other non-current liabilities	99.2	84.8

Total	$260.5	$260.2

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
	(in millions)	(in millions)
Allowance for doubtful accounts rollforward:
Allowance for doubtful accounts at beginning of period	$—	$(0.3)	$(0.2)	$(0.1)
Additions: charged to costs and expenses	—	—	(0.1)	(0.1)
Deductions: write-offs or reversals	—	0.1	—	—

Allowance for doubtful accounts at end of period	$—	$(0.2)	$(0.3)	$(0.2)

Note 6.	Goodwill and Intangible Assets

The following table presents the Company’s goodwill and intangible assets (in millions):

	Successor	Predecessor
	May 1, 2011	May 2, 2010
Goodwill	$2,124.0	$1,337.7

Non-amortizable intangible assets:
Trademarks	$1,871.6	$1,060.5
Amortizable intangible assets:
Trademarks	82.3	40.7
Customer relationships	881.8	89.0
Other	—	11.0

	964.1	140.7
Accumulated amortization	(7.0)	(38.8)

Amortizable intangible assets, net	957.1	101.9

Intangible assets, net	$2,828.7	$1,162.4

As of May 1, 2011, the Company’s goodwill was comprised of $1,980.2 million related to the Pet Products segment and $143.8 million related to the Consumer Products segment. As of May 2, 2010, the Company’s goodwill was comprised of $1,187.5 million related to the Pet Products segment and $150.2 million related to the Consumer Products segment.

During the second quarter of fiscal 2010, the Company recognized an impairment charge of $3.0 million related to one of its Pet Products non-amortizable intangible assets and moved this brand from non-amortizable intangible assets to amortizable intangible assets. This impairment charge is included in selling, general and administrative expenses in the Consolidated Statements of Income (Loss) for the year ended May 2, 2010.

Amortization expense for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009 was $7.0 million, $5.7 million, $6.1 million and $7.8 million, respectively. The following table presents expected amortization of intangible assets as of May 1, 2011, for each of the five succeeding fiscal years (in millions):

2012	$49.3
2013	49.2
2014	49.1
2015	49.0
2016	48.9

As of May 1, 2011, the weighted-average life of the Company’s amortizable intangible assets was 19.9 years.

Note 7.	Short-Term Borrowings and Long-Term Debt

The Company’s debt consists of the following, as of the dates indicated (in millions):

	Successor	Predecessor
	May 1, 2011	May 2, 2010
Short-term borrowings:
Revolver	$—	$—
Other	8.6	5.6

	$8.6	$5.6

Long-term debt:
Term A Loan	$—	$592.5
Term B Loan	2,700.0	—

Total Term Loans	2,700.0	592.5

6 3/4% Senior Subordinated Notes	—	250.0
7 1/2% Senior Subordinated Notes	—	450.0
7.625% Senior Notes	1,300.0	—

	4,000.0	1,292.5
Less unamortized discount [1]	6.6	7.3
Less current portion	20.3	30.0

	$3,973.1	$1,255.2

1	Unamortized discount on the Term B Loan as was $6.6 million as of May 1, 2011 and $7.3 million on the 7 1/2% Senior Subordinated Notes as of May 2, 2010.

Senior Secured Term Loan Credit Agreement

On March 8, 2011, in connection with the Merger, DMFC entered into a new senior secured term loan credit agreement (the “Senior Secured Term Loan Credit Agreement”) with the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the other agents named therein, that provides for a $2,700.0 million senior secured term loan B facility (with all related loan documents, and as amended from time to time, the “Term Loan Facility”) with a term of seven years. As discussed in Note 1, on April 26, 2011, DMFC merged with and into DMC and DMC assumed all of the obligations of DMFC under the Term Loan Facility.

Interest Rates. Loans under the Term Loan Facility bear interest at a rate equal to an applicable margin, plus, at the Company’s option, either (i) a LIBOR rate (with a floor of 1.50%) or (ii) a base rate (with a floor of 2.50%) equal to the highest of (a) the federal funds rate plus 0.50%, (b) JPMorgan Chase Bank, N.A.’s “prime rate” and (c) the one-month LIBOR rate plus 1.00%. The applicable margin with respect to LIBOR borrowings is 3.00% and with respect to base rate borrowings is 2.00%. See Note 8 for a discussion of the Company’s interest rate swaps.

Principal Payments. The Term Loan Facility requires quarterly scheduled principal payments of 0.25% of the outstanding principal (which is currently $6.75 million) per quarter from September 30, 2011 to December 31, 2017. The balance is due in full on the maturity date of March 8, 2018. Scheduled principal payments with respect to the Term Loan Facility are subject to reduction on a pro rata basis upon mandatory and voluntary prepayments on terms and conditions set forth in the Senior Secured Term Loan Credit Agreement. As of May 1, 2011, the amount of outstanding loans under the Term Loan Facility was $2,700.0 million and the interest rate payable was 4.62%.

The Senior Secured Term Loan Credit Agreement also requires the Company to prepay outstanding loans under the Term Loan Facility, subject to certain exceptions, with, among other things:

•

Commencing with the Company’s fiscal year ending April 29, 2012, 50% (which percentage will be reduced to 25% if the Company’s leverage ratio is 5.5x or less and to 0% if the Company’s leverage ratio is 4.5x or less) of the Company’s annual excess cash flow, as defined in the Senior Secured Term Loan Credit Agreement;

•	100% of the net cash proceeds of certain casualty events;

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property of the Company, subject to the Company’s right to reinvest the proceeds; and

•	100% of the net cash proceeds of any incurrence of debt, other than proceeds from the debt permitted under the Senior Secured Term Loan Credit Agreement.

Ability to Incur Additional Indebtedness. The Company has the right to request an additional $500.0 million plus an additional amount of secured indebtedness under the Term Loan Facility. Lenders under this facility are under no obligation to provide any such additional loans, and any such borrowings will be subject to customary conditions precedent, including satisfaction of a prescribed leverage ratio, subject to the identification of willing lenders and other customary conditions precedent.

Senior Secured Asset-Based Revolving Facility

On March 8, 2011, in connection with the Merger, DMFC entered into a credit agreement (the “Senior Secured Asset-Based Revolving Credit Agreement”) with Bank of America, N.A., as administrative agent, and the other lender and agent parties thereto, that provides for senior secured financing of up to $750.0 million (with all related loan documents, and as amended from time to time, the “ABL Facility”) with a term of five years. As discussed in Note 1, on April 26, 2011, DMFC merged with and into DMC, and DMC, which was already a borrower under the Senior Secured Asset-Based Revolving Credit Agreement, assumed all of the obligations of DMFC under the ABL Facility.

Interest Rates. Borrowings under the ABL Facility bear interest at an initial interest rate equal to an applicable margin, plus, at the Company’s option, either (i) a LIBOR rate, or (ii) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) Bank of America, N.A.’s “prime rate” and (c) the one-month LIBOR rate plus 1.00%. The applicable margin with respect to LIBOR borrowings will initially be 2.25% (and may decrease to 2.00% or increase to 2.50% depending on average excess availability) and with respect to base rate borrowings will initially be 1.25% (and may decrease to 1.00% or increase to 1.50% depending on average excess availability).

Commitment Fees. In addition to paying interest on outstanding principal under the ABL Facility, the Company is required to pay a commitment fee at an initial rate of 0.500% per annum in respect of the unutilized commitments thereunder. The commitment fee rate may be reduced to 0.375% depending on the amount of excess availability under the ABL Facility. The Company must also pay customary letter of credit fees and fronting fees for each letter of credit issued.

Availability under the ABL Facility. Availability under the ABL Facility is subject to a borrowing base. The borrowing base, determined at the time of calculation, is an amount equal to: (a) 85% of eligible accounts receivable and (b) the lesser of (1) 75% of the book value of eligible inventory and (2) 85% of the net orderly liquidation value of eligible inventory, of the borrowers under the facility at such time, less customary reserves. The ABL Facility will mature, and the commitments thereunder will terminate, on March 8, 2016. As of May 1, 2011, there were no loans outstanding under the ABL Facility, the amount of letters of credit issued under the ABL Facility was $35.3 million and the net availability under the ABL Facility was $506.2 million.

The ABL Facility includes a sub-limit for letters of credit and for borrowings on same-day notice, referred to as “swingline loans.” No new letters of credit were issued under the ABL Facility on March 8, 2011 but certain letters of credit outstanding under a prior credit facility were deemed to be outstanding under the ABL Facility. The Company is the lead borrower under the ABL Facility and other domestic subsidiaries of the Company may be designated as borrowers on a joint and several basis.

Ability to Incur Additional Indebtedness. The commitments under the ABL Facility may be increased, subject only to the consent of the new or existing lenders providing such increases, such that the aggregate principal amount of commitments does not exceed $1.0 billion. The lenders under this facility are under no obligation to provide any such additional commitments, and any increase in commitments will be subject to customary conditions precedent. Notwithstanding any such increase in the facility size, the Company’s ability to borrow under the facility will remain limited at all times by the borrowing base (to the extent the borrowing base is less than the commitments).

Guarantee of Obligations under the Senior Secured Term Loan Credit Agreement and Senior Secured Asset-Based Revolving Credit Agreement.

All obligations of the Company under the Senior Secured Term Loan Credit Agreement and Senior Secured Asset-Based Revolving Credit Agreement are unconditionally guaranteed by Parent and by substantially all existing and future, direct and indirect, wholly-owned material restricted domestic subsidiaries of the Company, subject to certain exceptions. Currently, there are no guarantor subsidiaries under any of the Company’s debt agreements.

Senior Notes Due 2019

On February 16, 2011, Blue Sub consummated a private placement offering of senior notes due February 16, 2019 with an aggregate principal amount of $1,300.0 million and a stated interest rate of 7.625% (the “7.625% Notes”). Upon consummation of the Merger, DMFC assumed Blue Sub’s obligations under the 7.625% Notes and related indenture (the indenture hereinafter referred to as the “Senior Notes Indenture”). As discussed in Note 1, on April 26, 2011, DMFC merged with and into DMC, and DMC, which was already a guarantor under the Senior Notes Indenture, assumed all of the obligations of DMFC under the Senior Notes Indenture and all related documents.

Interest Rate. Interest on the 7.625% Notes is payable semi-annually on February 15 and August 15 of each year commencing August 15, 2011.

Guarantee. The 7.625% Notes are fully and unconditionally guaranteed by each of the Company’s existing and future domestic restricted subsidiaries that guarantee its obligations under the Term Loan Facility and ABL Facility.

Redemption Rights. Prior to February 15, 2014, the Company has the option of redeeming (a) all or a part of the 7.625% Notes at 100% of the principal amount plus a “make whole” premium, or, using the proceeds from certain equity offerings and subject to certain conditions, (b) up to 35% of the then-outstanding 7.625% Notes at a premium of 107.625% of the aggregate principal amount and a special interest payment. Beginning on February 15, 2014, the Company may redeem all or a part of the 7.625% Notes at a premium ranging from 103.813% to 101.906% of the aggregate principal amount. Finally, beginning on February 15, 2016, the Company may redeem all or a part of the 7.625% Notes at face value. Any redemption as described above is subject to the concurrent payment of accrued and unpaid interest, if any, upon redemption.

Registration Obligations. Pursuant to the terms of a registration rights agreement, the Company is obligated, among other things, to use its commercially reasonable efforts to file and cause to become effective an exchange offer registration statement with the Securities and Exchange Commission (“SEC”) with respect to a registered offer (the “Exchange Offer”) to exchange the 7.625% Notes for freely tradable notes having substantially identical terms as the 7.625% Notes. Under certain circumstances, in lieu of a registered exchange offer, the Company is obligated to file a shelf registration statement with the SEC with respect to the resale of the 7.625% Notes. In the event that the Exchange Offer is not consummated (or, as applicable the shelf registration statement is not declared effective) on or prior to the 365th day from the issue date of the 7.625% Notes, the annual interest rate borne by the 7.625% Notes will be increased by 0.25%. The annual interest rate on the 7.625% Notes will increase by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.0% per year over the applicable interest rate described above. If the registration default is corrected, the applicable interest rate on such 7.625% Notes will revert to the original level.

Security Interests. Indebtedness under the Term Loan Facility is generally secured by a first priority lien on substantially all of the Company’s assets, and by a second priority lien with respect to inventories and accounts receivable. The ABL Facility is generally secured by a first priority lien on the Company’s inventories and accounts receivable and a second priority lien on substantially all of the Company’s other assets. The 7.625% Notes are the Company’s senior unsecured obligations and rank senior in right of payment to the existing and future indebtedness and other obligations that expressly provide for their subordination to the 7.625% Notes; rank equally in right of payment to all of the existing and future unsecured indebtedness; are effectively subordinated to all of the existing and future secured debt (including obligations under the Term Loan Facility and ABL Facility described above) to the extent of the value of the collateral securing such debt; and are structurally subordinated to all existing and future liabilities, including trade payables, of the non-guarantor subsidiaries, to the extent of the assets of those subsidiaries.

Prior Credit Facility

The Company’s prior credit facility consisted of a $500.0 million five-year revolving credit facility (the “Revolver”) that was scheduled to mature on January 30, 2015 and a $600.0 million five-year Term A facility (the “Term A Facility”) that was scheduled to mature on January 30, 2015 (the “Prior Credit Facility”). The Revolver included a letter of credit subfacility of $150.0 million. The interest rate spread for the Revolver and the Term A Facility was adjusted periodically based on the total debt ratio and was a maximum of 2.75% over the Eurodollar rate or 1.75% over the base rate. To maintain availability of funds under the Revolver, the Company paid a 0.50% commitment fee on the unused portion of the revolving credit facility. The commitment fee had been reduced to 0.375% prior to the termination of the credit facility. The Company borrowed $491.6 million under the Revolver, and repaid a total of $491.6 million for the period May 3, 2010 through March 7, 2011. On March 8, 2011, in connection with the Merger, the Company repaid in full all outstanding loans together with interest and all other amounts due under the Prior Credit Facility and terminated the Prior Credit Facility.

Tender Offer for Senior Subordinated Notes

In connection with the Merger, Blue Sub commenced a cash tender offer for the outstanding 6 3/4% Notes and the outstanding 7 1/2% Notes. Upon consummation of the Merger, DMFC assumed Blue Sub’s obligations in connection with the tender offer. Pursuant to the tender offer, $241.6 million aggregate principal amount of the 6 3/4% Notes and $447.9 million aggregate principal amount of the 7 1/2% Notes were purchased. Aggregate principal amounts of $8.4 million for the 6 3/4% Notes and $2.1 million for the 7 1/2% Notes were not tendered and remained outstanding until April 8, 2011, when DMC redeemed them.

Deferred Debt Issuance and Debt Extinguishment Costs

In connection with entering into the Senior Secured Term Loan Credit Agreement, the Senior Secured Asset-Based Revolving Credit Agreement and the Senior Notes Indenture, the Company capitalized $164.2 million of deferred debt issuance costs; these costs will be amortized as interest expense over the term of the related debt instrument. In connection with the tender offers for the 6 3/4% Notes and 7 1/2% Notes, the Company recognized

$15.8 million of expense (included in other (income) expense for the Successor period) which represents the excess cash consideration paid in connection with the tender offers and redemption of the remaining senior subordinated notes over the fair value of the senior subordinated notes as of the Merger date. In addition, in accordance with the acquisition method of accounting described in Note 3, outstanding debt immediately prior to the Merger was recorded on the opening balance sheet for the Successor period at fair value. Because the Company adjusted the book value of the Prior Credit Facility and senior subordinated notes to fair value, $25.2 million of deferred financing costs and $94.2 million of deferred debt issuance costs (including tender offer premiums) were reflected as a fair value adjustment rather than being written off by the Company.

Maturities

As of May 1, 2011, scheduled maturities of long-term debt for each of the five succeeding fiscal years (representing debt under the Term Loans and 7.625% Notes) are as follows (in millions) 1:

2012	$20.3
2013	27.0
2014	27.0
2015	27.0
2016	27.0
Thereafter	3,871.7

1	Does not include any excess cash flow or other principal prepayments that may be required under the terms of the Senior Secured Term Loan Credit Agreement, as described above.

Restrictive and Financial Covenants

The Term Loan Facility, ABL Facility and the Senior Notes Indenture contain restrictive covenants that limit the Company’s ability and the ability of its subsidiaries to take certain actions.

Term Loan Facility and ABL Facility Restrictive Covenants. The restrictive covenants in the Senior Secured Term Loan Credit Agreement and the Senior Secured Asset-Based Revolving Credit Agreement include covenants limiting the Company’s ability, and the ability of its restricted subsidiaries, to incur additional indebtedness, create liens, engage in mergers or consolidations, sell or transfer assets, pay dividends and distributions or repurchase its capital stock, make investments, loans or advances, prepay certain indebtedness, engage in certain transactions with affiliates, amend agreements governing certain subordinated indebtedness adverse to the lenders, and change its lines of business.

Senior Notes Indenture Restrictive Covenants. The restrictive covenants in the Senior Notes Indenture include covenants limiting the Company’s ability to, among other things, pay dividends or make other payments, incur additional debt, issue stock, create certain liens or encumbrances, enter into transactions with affiliates, sell, lease or transfer substantially all of its assets and to allow its restricted subsidiaries to make payments to DMC or incur indebtedness.

Financial Maintenance Covenants. The Term Loan Facility, ABL Facility and Senior Notes Indenture generally do not require that the Company comply with financial maintenance covenants. The ABL Facility, however, contains a financial covenant that applies if availability under the ABL Facility falls below a certain level.

Effect of Restrictive and Financial Covenants. The restrictive and financial covenants in the Senior Secured Term Loan Credit Agreement, the Senior Secured Asset-Based Revolving Credit Agreement and Senior Notes Indenture may adversely affect the Company’s ability to finance its future operations or capital needs or engage in other business activities that may be in its interest, such as acquisitions.

Supplemental Disclosure of Cash Flow Information

The Company made cash interest payments of $25.8 million, $51.5 million, $98.4 million and $111.0 million for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively. Cash interest paid during the periods March 8, 2011 through May 1, 2011 and May 3, 2010 through March 7, 2011 does not include costs related to the tender offers for the 6 3/4% Notes and 7 1/2% Notes and redemption of the remaining 6 3/4% Notes and 7 1/2% Notes. Cash interest paid in fiscal 2010 does not include cash costs paid in connection with entering into the Prior Credit Facility, refinancing the credit facility that existed before the Prior Credit Facility, the issuance of the 7 1/2% Notes or the tender offer for previously outstanding 8 5/8% senior subordinated notes due 2012, which are included in interest expense in the Consolidated Statements of Income (Loss).

Note 8.	Derivative Financial Instruments

The Company uses interest rate swaps, commodity swaps, futures, option and swaption (an option on a swap) contracts as well as forward foreign currency contracts to hedge market risks relating to possible adverse changes in interest rates, commodity, transportation and other prices and foreign currency exchange rates. As of May 1, 2011 all of the Company’s derivative contracts were economic hedges.

Interest Rates: The Company’s debt primarily consists of floating rate term loans and fixed rate notes. The Company also uses its floating rate revolver to fund seasonal working capital needs and other uses of cash. Interest expense on the Company’s floating rate debt is typically calculated based on a fixed spread over a reference rate, such as LIBOR (also known as the Eurodollar rate). Therefore, fluctuations in market interest rates will cause interest expense increases or decreases on a given amount of floating rate debt.

The Company from time to time manages a portion of its interest rate risk related to floating rate debt by entering into interest rate swaps in which the Company receives floating rate payments and makes fixed rate payments. On April 12, 2011, DMFC entered into interest rate swaps with a total notional amount of $900.0 million, as the fixed rate payer. The interest rate swaps fix LIBOR at 3.029% for the term of the swaps. The swaps have an effective date of September 4, 2012 and a maturity date of September 1, 2015. On August 13, 2010, the Company entered into an interest rate swap, with a notional amount of $300.0 million, as the fixed rate payer. The interest rate swap fixes LIBOR at 1.368% for the term of the swap. The swap has an effective date of February 1, 2011 and a maturity date of February 3, 2014. The fair value of the Company’s interest rate swaps was recorded as a current liability of $3.2 million and a non-current liability of $14.0 million at May 1, 2011.

On September 6, 2007, the Company entered into an interest rate swap, with a notional amount of $400.0 million, as the fixed rate payer. The swap had an effective date of October 26, 2007 and a maturity date of October 29, 2010. A formal cash flow hedge accounting relationship was established between the swap and a portion of the Company’s interest payment on floating rate debt. On January 29, 2010, in conjunction with the repayment of a prior credit facility, the interest rate swap was deemed ineffective due to the repayment of the underlying hedged liability. In fiscal 2010, the $13.4 million loss associated with the swap being deemed ineffective was reclassified from OCI into earnings and is included in other (income) expense in the Consolidated Statements of Income (Loss). The interest rate cash flow hedges had an impact of $12.5 million on interest expense for fiscal 2010. On April 27, 2010, the Company terminated this interest rate swap and made a final payment to the counterparty of $13.4 million.

Swaps are recorded as an asset or liability in the Company’s consolidated balance sheet at fair value. Any gains and losses on economic hedges as well as ineffectiveness of cash flow hedges are recorded as an adjustment to other (income) expense. Derivative gains and losses for cash flow hedges were included in OCI (pre-Merger) and reclassified to interest expense as the underlying transaction occurred.

Commodities: Certain commodities such as soybean meal, corn, wheat, soybean oil, diesel fuel and natural gas (collectively, “commodity contracts”) are used in the production and transportation of the Company’s products.

Generally these commodities are purchased based upon market prices that are established with the vendor as part of the purchase process. The Company uses futures, swaps, swaption or option contracts, as deemed appropriate, to reduce the effect of price fluctuations on anticipated purchases. The Company accounted for these commodities derivatives as either economic or cash flow hedges. Changes in the value of economic hedges are recorded directly in earnings. For cash flow hedges, the effective portion of derivative gains and losses was deferred in equity and recognized as part of cost of products sold in the appropriate period and the ineffective portion was recognized as other (income) expense. These contracts may have a term of up to 24 months.

On May 1, 2011, the fair values of the Company’s commodities hedges were recorded as current assets of $8.0 million and current liabilities of $2.2 million. The fair values of the Company’s commodities hedges were recorded as current assets of $11.1 million and current liabilities of $2.5 million at May 2, 2010.

The notional amounts of the Company’s commodity contracts as of the dates indicated (in millions):

	Successor	Predecessor
	May 1, 2011	May 2, 2010
Commodity contracts	$71.2	$145.2

Foreign Currency: The Company manages its exposure to fluctuations in foreign currency exchange rates by entering into forward contracts to cover a portion of its projected expenditures paid in local currency. The Company accounted for these contracts as either economic hedges or cash flow hedges. Changes in the value of the economic hedges are recorded directly in earnings. For cash flow hedges, the effective portion of derivative gains and losses was deferred in equity (pre-Merger) and recognized as part of cost of products sold in the appropriate period and the ineffective portion was recognized as other (income) expense. As of May 1, 2011, the fair values of the Company’s foreign currency hedges were recorded as current assets of $3.0 million and current liabilities of $1.0 million. As of May 2, 2010, the fair values of the Company’s foreign currency hedges were recorded as current assets of $4.5 million and current liabilities of $0.5 million. These contracts may have a term of up to 24 months.

The notional amounts of the Company’s foreign currency derivative contracts as of May 1, 2011 and May 2, 2010 were as follows (in millions):

	Successor	Predecessor
	May 1, 2011	May 2, 2010
Contract amount (Mexican pesos)	$20.0	$22.5
Contract amount ($CAD)	15.3	29.0

Fair Value of Derivative Instruments:

The fair value of derivative instruments (all of which are not designated as hedging instruments) recorded in the Consolidated Balance Sheet as of May 1, 2011 was as follows:

	Asset derivatives		Liability derivatives
Derivatives in economic hedging relationships	Balance Sheet location	Fair value	Balance Sheet location	Fair value
(in millions)
Interest rate contracts	Other non-current assets	$—	Other non-current liabilities	$14.0
Interest rate contracts	Prepaid expenses and other current assets	—	Accounts payable and accrued expenses	3.2
Commodity and other contracts	Prepaid expenses and other current assets	8.0	Accounts payable and accrued expenses	2.2
Foreign currency exchange contracts	Prepaid expenses and other current assets	3.0	Accounts payable and accrued expenses	1.0

Total		$11.0		$20.4

The fair value of derivative instruments recorded in the Consolidated Balance Sheet as of May 2, 2010 was as follows:

	Asset derivatives			Liability derivatives
Derivatives in cash flow hedging relationships	Balance Sheet location	Fair value		Balance Sheet location	Fair value
(in millions)
Interest rate contracts	Other non-current assets	$—		Other non-current liabilities	$—
Commodity and other contracts	Prepaid expenses and other current assets	11.1	[1]	Accounts payable and accrued expenses	2.5
Foreign currency exchange contracts	Prepaid expenses and other current assets	4.5		Accounts payable and accrued expenses	0.5

Total		$15.6			$3.0

1	Includes $6.4 million of commodity contracts not designated as hedging instruments.

The effect of the Company’s economic hedges on other (income) expense for the period March 8, 2011 through May 1, 2011, in the Consolidated Statements of Income (Loss) was as follows:

(in millions)
Interest rate contracts	$16.9
Commodity and other contracts	(4.8)
Foreign currency exchange contracts	0.4

Total	$12.5

The effect of derivative instruments recorded for the period May 3, 2010 through March 7, 2011, in the Consolidated Statements of Income (Loss) was as follows:

Derivatives in cash flow hedging relationships	Gain (loss) recognized in AOCI	Location of gain (loss) reclassified in AOCI	Gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
(in millions)
Interest rate contracts	$—	Interest expense	$(0.3)	Other income (expense)	$—
Commodity and other contracts	19.3	Cost of products sold	12.0	Other income (expense)	(0.6	) [1]
Foreign currency exchange contracts	(1.8)	Cost of products sold	3.2	Other income (expense)	0.2

Total	$17.5		$14.9		$(0.4)

1	Includes a loss of $0.1 million for commodity contracts not designated as hedging instruments.

The effect of derivative instruments recorded for the fiscal year ended May 2, 2010 in the Consolidated Statements of Income (Loss) was as follows:

Derivatives in cash flow hedging relationships	Gain (loss) recognized in AOCI	Location of gain (loss) reclassified in AOCI	Gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
(in millions)
Interest rate contracts	$12.8	Interest expense	$(12.5)	Other income (expense)	$(13.4)
Commodity and other contracts	1.5	Cost of products sold	(11.5)	Other income (expense)	3.3 [1]
Foreign currency exchange contracts	2.5	Cost of products sold	0.5	Other income (expense)	0.4

Total	$16.8		$(23.5)		$(9.7)

1	Includes a gain of $6.3 million for commodity contracts not designated as hedging instruments.

Note 9.	Fair Value Measurements

A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels are defined as follows:

•	Level 1 Inputs—unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 Inputs—quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; and

•	Level 3 Inputs—unobservable inputs reflecting the Company’s own assumptions in measuring the asset or liability at fair value.

The Company uses interest rate swaps, commodity contracts and forward foreign currency contracts to hedge market risks relating to possible adverse changes in interest rates, commodity prices, diesel fuel prices and foreign exchange rates.

The following table provides the fair values hierarchy for financial assets and liabilities measured on a recurring basis (in millions):

	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	Level 1		Level 2		Level 3
			Fair value
Description	May 1, 2011	May 2, 2010	May 1, 2011	May 2, 2010	May 1, 2011	May 2, 2010
Assets
Interest rate contracts	$—	$—	$—	$—	$—	$—
Commodity contracts	7.5	3.5	0.5	7.6	—	—
Foreign currency contracts	—	—	3.0	4.5	—	—

Total	$7.5	$3.5	$3.5	$12.1	$—	$—

Liabilities
Interest rate contracts	$—	$—	$17.2	$—	$—	$—
Commodity contracts	2.2	2.2	—	0.3	—	—
Foreign currency contracts	—	—	1.0	0.5	—	—

Total	$2.2	$2.2	$18.2	$0.8	$—	$—

The Company’s determination of the fair value of its interest rate swaps was calculated using a discounted cash flow analysis based on the terms of the swap contracts and the observable interest rate curve. The Company’s futures and options contracts are traded on regulated exchanges such as the Chicago Board of Trade, Kansas City Board of Trade and the New York Mercantile Exchange. The Company values these contracts based on the daily settlement prices published by the exchanges on which the contracts are traded. The Company’s commodities swap and swaption contracts are traded over-the-counter and are valued based on the Chicago Board of Trade quoted prices for similar instruments in active markets or corroborated by observable market data available from the Energy Information Administration. The Company measures the fair value of foreign currency forward contracts using an income approach based on forward rates (obtained from market quotes for futures contracts with similar terms) less the contract rate multiplied by the notional amount.

The book value of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The fair values of the senior subordinated notes and senior notes are disclosed in Note 2. The fair values of the retirement plan’s investments are disclosed in Note 11.

Note 10.	Stock Plans

Current Equity Compensation Plans

The 2011 Stock Incentive Plan for Key Employees of Blue Acquisition Group, Inc. and its Affiliates was adopted by the Board of Directors of Parent (the “Parent Board”) effective February 16, 2011 (the “2011 Plan”). The 2011 Plan provides for the grant of stock options and other stock based awards to key service providers of Parent and its affiliates, including the Company. 18,777,653 shares of common stock of Parent were initially reserved for grant under the plan, with such number to be automatically increased in the event the Parent Board and the Company’s Chief Executive Officer (“CEO”) make grant allocations that exceed such amount. As of May 1, 2011, 12,515,981 shares of common stock were available for future grant subject to the automatic increase provision described above. Following the termination of employment of an optionholder, shares received pursuant to the exercise of options generally remain subject to certain put and call rights which vary depending on the nature of the termination.

Certain options granted under the 2011 Plan were issued in exchange for options to purchase DMFC’s common stock granted under the Company’s previous equity plans (the “Rollover Options”). There were a total of 9,385,492 Rollover Options granted with a fair value of $3.75 per share. The Company did not incur any expense in connection with the issuance of the Rollover Options because they were granted in exchange for options of equal value. The Rollover Options are fully vested, and generally remain subject to their original terms under the Company’s previous equity plans, with applicable adjustments to convert the exercise price and number of shares of such options. Further, Rollover Options do not count toward the shares of common stock available for grant under the 2011 Plan.

During the period March 8, 2011 through May 1, 2011, Parent granted 3,130,824 performance-based options with a grant date fair value of $1.40 per share to employees of the Company. Options subject to performance-based vesting generally vest at the end of each of fiscal years 2012 through 2016 if Parent achieves a pre-determined EBITDA- related financial target with respect to such fiscal year. In the event any such annual target is not achieved, those options that would have become vested pursuant to the achievement of such target may nevertheless vest at the end of the subsequent fiscal year if Parent achieves the applicable cumulative EBITDA-related financial target. In addition, upon the occurrence of an event or transaction pursuant to which the Sponsors realize a cash return on their interests in the Parent greater that a predetermined threshold, an additional portion of the performance-based options may vest depending on the extent to which the realized return exceeds such threshold. The term of any performance-based option granted under the 2011 Plan may not be more than ten years from the date of its grant.

The fair value of performance-based options that vest as described above was determined based on an option pricing model. Key inputs were an expected life of 7.5 years, expected volatility of 40% and a risk-free rate of 2.22%.

During the period March 8, 2011 through May 1, 2011, Parent granted 3,130,848 service-based options with a grant date fair value of $2.42 per share to employees of the Company. Generally, options granted under the 2011 Plan that are subject to service-based vesting vest in five equal installments on each of the first five anniversaries of March 8, 2011. The term of any service-based option granted under the 2011 Plan may not be more than ten years from the date of its grant.

Options granted under the 2011 Plan that are subject to service-based vesting are generally subject to partial accelerated vesting upon certain terminations of employment of the optionholder. In the event of the termination of an optionholder’s employment due to death or disability or, in the event of the termination of an optionholder’s employment by the Company without cause or by the optionholder for good reason after March 8, 2013, that portion of the service-based options that would have become vested upon the next annual vesting date will vest as of the employment termination date. Following the termination of employment of an optionholder, shares received pursuant to the exercise of options generally remain subject to certain put and call rights which vary depending on the nature of the termination. In addition, in the event of certain change in control transactions, any outstanding portion of service-based options will become vested and exercisable, and, in the event of a certain change in control transaction pursuant to an event wherein the Sponsors realize a cash return on their interests in Parent greater than a predetermined target, all options subject to performance-based vesting will vest.

The fair value for service-based stock options granted was estimated at the date of grant using a Black-Scholes option-pricing model. The expected term of options granted was based on the “simplified” method. Expected stock price volatility was determined based on the historical volatility of DMFC and implied volatilities of comparable companies over a historical period that matches the expected life of the options. The risk-free interest rate was based on the expected U.S. Treasury rate over the expected life. The dividend yield was based on the expectation that no dividends will be paid. The following table presents the weighted-average assumptions for service-based options granted for the period March 8, 2011 through May 1, 2011:

Successor
March 8, 2011 through May 1, 2011
Expected life (in years)	6.5
Expected volatility	45.0%
Risk-free interest rate	2.8%
Dividend yield	0.0%

The following table represents the stock option activity for the period March 8, 2011 through May 1, 2011:

	Options Outstanding	Weighted- Average Exercise Price	Options Exercisable	Exercisable Weighted- Average Exercise Price
Balance at March 8, 2011	—	N/A	—	N/A
Granted	15,647,164	$2.75	9,385,492	$1.25
Forfeited	—	—
Exercised	—	—

Balance at May 1, 2011	15,647,164	$2.75	9,385,492	$1.25

As of May 1, 2011, all of the options outstanding are equity classified. As of May 1, 2011, there was approximately $11.6 million of unrecognized compensation cost, which is expected to be recognized over a weighted-average period of 4.9 years. As of May 1, 2011, the weighted-average remaining contractual life of options outstanding was 8.7 years.

Prior Equity Compensation Plans

On March 8, 2011, in connection with the closing of the Merger, each outstanding share of DMFC’s common stock, par value $.01 per share, was cancelled and automatically converted into the right to receive $19.00 per share in cash. Also effective as of the closing of the Merger on March 8, 2011, outstanding awards under the Del Monte Foods Company Non-Employee Director and Independent Contractor 1997 Stock Incentive Plan, as amended through November 15, 2000; the Del Monte Foods Company 1997 Stock Incentive Plan, as amended October 21, 1999; the Del Monte Foods Company 1998 Stock Incentive Plan, as amended through November 15, 2000; the Del Monte Foods Company 2002 Stock Incentive Plan, as amended and restated, effective July 28, 2009 and approved by the stockholders September 24, 2009; and the Del Monte Corporation AIP Deferred Compensation Plan (collectively, the “Plans”), vested in full and were converted to either immediate cash payments or fully vested new options to purchase common stock of Parent. No additional shares are available to be granted under any of the above named plans.

The Del Monte Foods Company Non-Employee Director and Independent Contractor 1997 Stock Incentive Plan (“the 1997 Non-Employee Plan”) permitted grants of non-qualified stock options to certain non-employee directors and independent contractors of the Company. The term of any option was limited to ten years from the date of its grant and options generally vested over a four-year period.

The Del Monte Foods Company 1998 Stock Incentive Plan (the “1998 Plan”) permitted grants of incentive and nonqualified stock options (“Options”), stock appreciation rights (“SARs”) and stock bonuses to certain employees, non-employee directors and consultants of Del Monte. The term of any Option or SAR was limited to ten years from the date of its grant. Options generally vested over four or five years.

The Del Monte Foods Company 2002 Stock Incentive Plan (the “2002 Plan”) as amended through July 28, 2009, authorized 42,978,385 shares for grant pursuant to awards of incentive and nonqualified stock options, stock appreciation rights, stock bonuses and other stock-based compensation, including performance units or shares (together with Options, SARs and stock bonuses, “Stock-based Incentive Awards”) to certain employees, non-employee directors and independent contractors. The 2002 Plan also allowed cash awards. The term of any Option or SAR was limited to ten years from the date of its grant, with options generally vesting over a four-year period.

The Del Monte Foods Company Non-Employee Director Compensation Plan, as amended and restated, generally provided, among other things, that each eligible director annually receive $0.11 million worth of restricted DMFC common stock or restricted stock units (“Non-Employee Director RSUs”) under the 2002 Plan. Such

Non-Employee Director RSUs generally were granted promptly after each annual meeting of stockholders, and vested over three years from the date of grant. Non-Employee Directors appointed between annual meetings were granted a prorated award upon appointment. During the period May 3, 2010 through March 7, 2011, the Company granted 69,648 Non-Employee Director RSUs after the 2010 annual meeting based on the average of the high and low price on September 23, 2010 of $12.64 per share.

During the period May 3, 2010 through March 7, 2011, the Company granted up to a maximum of 1,024,050 performance shares (682,700 shares at the target amount) at a grant date fair value of $7.67 per share. Performance shares granted during the period May 3, 2010 through March 7, 2011 were subject to vesting in connection with the attainment of predetermined relative total shareholder return for the period from the beginning of fiscal 2012 to the end of fiscal 2014. Performance shares granted in fiscal 2010 were subject to vesting in connection with the attainment of predetermined relative total shareholder return for the period from the beginning of fiscal 2011 to the end of fiscal 2013. Performance shares granted in fiscal 2009 were subject to vesting in connection with the attainment of predetermined relative total shareholder return for the period from the beginning of fiscal 2010 to the end of fiscal 2012. During the period May 3, 2010 through March 7, 2011, the Company granted 308,300 restricted stock units to employees at a grant date fair value of $11.57 per share. The restricted stock units were designed to vest over a four-year period, with one-quarter of the units vesting on each of the first two anniversaries of the grant date, and the remainder vesting on the fourth anniversary of the grant date. The Company did not grant any performance accelerated restricted stock units (“PARs”) to employees during the period May 3, 2010 through March 7, 2011.

Under the Del Monte Foods Company 2003 Non-Employee Director Deferred Compensation Plan and the 2005 Non-Employee Director Deferred Compensation Plan, non-employee directors could elect to defer 0%, 50% or 100% of their cash compensation, stock-based compensation or both, which amount would instead be converted to deferred stock units each representing one share of DMFC’s common stock. Upon termination from the Board, the deferred stock units are converted to shares of DMFC’s common stock and distributed in shares as a lump sum or installments for up to 15 years, as elected by the non-employee director. These deferred stock units and related distributed shares were issued under the 2002 Plan.

The Del Monte Corporation Annual Incentive Program Deferred Compensation Plan (“the AIP Deferred Compensation Plan”) permitted, through the date it was frozen on October 2, 2009, participants to defer part or all of their annual cash incentive award. The AIP Deferred Compensation Plan provided that such cash deferrals were to be converted into vested deferred stock units, and those participants received an additional Company match grant of deferred stock units that vested over a three-year period. The deferred stock units and related distributed shares of DMFC common stock issued in connection with deferrals under the Old Plan were issued under the 2002 Plan.

The fair value for DMFC’s stock options granted was estimated at the date of grant using a Black-Scholes option-pricing model. The following table presents the weighted-average assumptions for options granted for the period May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009:

	Predecessor
	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Expected life (in years)	6.0	6.0	6.1
Expected volatility	29.4%	28.5%	26.4%
Risk-free interest rate	1.7%	2.7%	3.2%
Dividend yield	2.4%	2.6%	1.8%

The expected life is the average length of time in which the Company expects its employees to exercise their options. Expected stock volatility reflects movements in DMFC’s stock price over a historical period that matches the expected life of the options. The risk-free interest rate is based on the expected U.S. Treasury rate over the expected life. The dividend yield assumption is based on the Company’s expectation regarding the future payment of dividends.

The weighted-average fair value per share of options granted for the period May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009 was $2.90, $2.69 and $2.04, respectively. Except for performance shares that vest based on relative total shareholder return, the fair value of other stock-based compensation was determined by the market value of DMFC’s common stock on the date of grant. Performance shares that vest based on relative total shareholder return are considered to contain a market condition; the fair value of these shares was determined based on a model which considered the estimated probabilities of possible outcomes. For stock awards that are not credited with dividends during the vesting period, the value is reduced by the present value of the expected dividend stream during the vesting period in order to calculate the grant date fair value. The total intrinsic value of options exercised for the period May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009 was $56.5 million, $6.5 million and $0.2 million, respectively.

The Company recognized total stock compensation expense of $45.3 million, $21.3 million and $12.2 million for the period May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively. Because the Merger constituted a change of control, the vesting of all stock awards was accelerated resulting in an incremental $33.2 million of stock compensation expense for the period May 3, 2010 through March 7, 2011. The total income tax benefit recognized in the Consolidated Statements of Income (Loss) for stock-based compensation arrangements was $17.7 million, $8.4 million and $4.3 million for the period May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively. No stock compensation cost was capitalized as part of inventory and fixed assets for the twelve months ended May 1, 2011, fiscal 2010 and fiscal 2009.

Stock option activity and related information during the periods indicated was as follows:

	Options Outstanding	Weighted- Average Exercise Price	Options Exercisable	Exercisable Weighted- Average Exercise Price
Balance at April 27, 2008	16,460,664	$9.72	10,761,811	$9.35
Granted	3,483,800	7.90
Forfeited	(2,323,051)	11.31
Exercised	(236,600)	7.81

Balance at May 3, 2009	17,384,813	9.17	10,993,068	9.23
Granted	3,001,000	11.37
Forfeited	(207,249)	10.12
Exercised	(1,453,058)	8.40

Balance at May 2, 2010	18,725,506	9.57	11,781,956	9.37
Granted	2,161,300	12.64
Forfeited	(71,265)	9.74
Exercised	(6,666,735)	8.91
Options vested due to the Merger	(14,148,806)	10.35

Balance at March 8, 2011	—	N/A	N/A	N/A

As of May 2, 2010, the aggregate intrinsic value of options outstanding was $100.5 million and the aggregate intrinsic value of options exercisable was $65.6 million.

Other stock-based compensation activity and related information during the period indicated was as follows:

	Number of Shares	Weighted- Average Grant-Date Fair Value
Nonvested balance at May 2, 2010	4,644,483	$6.38
Granted	1,710,336	9.75
Forfeited	(34,054)	5.62
Vested	(6,320,765)	7.45

Nonvested balance at March 8, 2011	—	N/A

The total grant date fair value of shares vested for the period May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, was $47.1 million, $4.0 million and $5.3 million, respectively.

For the period May 3, 2010 through March 7, 2011, the Company received cash of $59.6 million and realized a reduction in cash taxes payable of $25.4 million from the exercise of stock options.

Supplemental Disclosure of Non-cash Financing Activities

As described above, in connection with the Merger, certain stock options of the Company’s previous equity plans were exchanged for 9,385,492 Rollover Options for a total value of $35.2 million.

Note 11.	Retirement Benefits

Defined Benefit Plans. Del Monte sponsors a qualified defined benefit pension plan (during the third quarter of fiscal 2010, the Company merged its three qualified defined benefit pension plans into a single plan) and several unfunded defined benefit postretirement plans providing certain medical, dental and life insurance benefits to eligible retired, salaried, non-union hourly and union employees. The details of such plans, including discontinued operations, are as follows (in millions):

	Successor	Predecessor		Successor	Predecessor
	Pension Benefits			Other Benefits
	May 1, 2011	March 7, 2011	May 2, 2010	May 1, 2011	March 7, 2011	May 2, 2010
Change in benefit obligation:
Benefit obligation at beginning of period	$435.7	$441.8	$359.4	$154.6	$144.0	$115.8
Service cost	1.9	11.9	10.9	0.3	1.3	1.6
Interest cost	3.5	19.6	26.7	1.3	7.2	8.5
Actuarial (gain)/loss	6.3	(6.1)	75.6	(6.1)	5.1	21.6
Benefits paid	(7.2)	(31.5)	(31.2)	(0.5)	(3.0)	(3.5)
Plan amendment	—	—	0.4	—	—	—

Benefit obligation at end of period	$440.2	$435.7	$441.8	$149.6	$154.6	$144.0

Accumulated benefit obligation	$421.9	$418.1	$423.8

Change in plan assets:
Fair value of plan assets at beginning of period	$442.5	$399.8	$268.2	$—	$—	$—
Actual gain on plan assets	13.8	34.2	66.1	—	—	—
Employer contributions	—	40.0	96.7	0.5	3.0	3.5
Benefits paid	(7.2)	(31.5)	(31.2)	(0.5)	(3.0)	(3.5)

Fair value of plan assets at end of period	$449.1	$442.5	$399.8	$—	$—	$—

Funded status at end of period	$8.9	$6.8	$(42.0)	$(149.6)	$(154.6)	$(144.0)

Amounts recognized in the Consolidated Balance Sheets consist of:
Other assets, net	$8.9	$6.8	$—	$—	$—	$—
Accounts payable and accrued expenses	—	—	(40.0)	(6.9)	(7.3)	(6.7)
Other non-current liabilities	—	—	(2.0)	(142.7)	(147.3)	(137.3)

Total	$8.9	$6.8	$(42.0)	$(149.6)	$(154.6)	$(144.0)

Amounts recognized in accumulated other comprehensive income/(loss) consist of:
Actuarial net gain/(loss)	$2.6	$(59.4)	$(77.3)	$6.1	$(13.8)	$(8.8)
Net prior service credit/(cost)	—	(6.0)	(6.8)	—	6.5	13.6

Total	$2.6	$(65.4)	$(84.1)	$6.1	$(7.3)	$4.8

The components of net periodic pension cost for the qualified defined benefit pension plan and other benefit plans for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009 are as follows (in millions):

	Successor	Predecessor			Successor	Predecessor
	Pension Benefits				Other Benefits
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Components of net periodic benefit cost
Service cost for benefits earned during the period	$1.9	$11.9	$10.9	$12.2	$0.3	$1.3	$1.6	$1.8
Interest cost on projected benefit obligation	3.5	19.6	26.7	25.1	1.3	7.2	8.5	8.3
Expected return on plan assets	(4.8)	(25.7)	(20.5)	(26.7)	—	—	—	—
Amortization of prior service cost/(credit)	—	3.3	0.9	1.0	—	(7.1)	(8.4)	(8.3)
Amortization of loss/(gain)	—	0.8	1.9	(0.2)	—	—	(0.2)	—
Curtailment loss	—	—	—	0.2	—	—	—	—

Net periodic benefit cost	$0.6	$9.9	$19.9	$11.6	$1.6	$1.4	$1.5	$1.8

Since the defined benefits plan and other benefits liabilities are measured on a discounted basis, the discount rate is a significant assumption. The discount rate was determined based on an analysis of interest rates for high-quality, long-term corporate debt at each measurement date. In order to appropriately match the bond maturities with expected future cash payments, the Company utilizes differing bond portfolios to estimate the discount rates for the defined benefits plan and for the other benefits. The discount rate used to determine the defined benefits plan and other benefits projected benefit obligation as of the balance sheet date is the rate in effect at the measurement date. The same rate is also used to determine the defined benefits plan and other benefits expense for the following fiscal year. The long-term rate of return for the defined benefits plan’s assets is based on the Company’s historical experience, the defined benefits plan’s investment guidelines and the Company’s expectations for long-term rates of return. The defined benefits plan’s investment guidelines are established based upon an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments.

Weighted-average assumptions used in computing the benefit obligations and net periodic benefit costs for the qualified defined benefit pension plan and other benefit plans are as follows:

	Successor	Predecessor	Successor	Predecessor
	Pension Benefits		Other Benefits
	May 1, 2011	May 2, 2010	May 1, 2011	May 2, 2010
Assumptions used to determine projected benefit obligation
Discount rate used in determining projected benefit obligation	5.50%	5.50%	5.75%	6.00%
Rate of increase in compensation levels	4.69%	4.68%

	Successor	Predecessor			Successor	Predecessor
	Pension Benefits				Other Benefits
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Assumptions used to determine periodic benefit cost
Discount rate used in determining periodic benefit cost	5.50%	5.50%	7.90%	6.75%	5.75%	6.00%	7.55%	6.90%
Rate of increase in compensation levels	4.69%	4.69%	4.68%	4.26%
Long-term rate of return on assets	7.50%	7.50%	7.60%	8.00%

No amounts will be amortized from AOCI into net periodic benefit cost over the next fiscal year for both the qualified defined benefit pension plan and other benefit plans.

The Company made contributions to its defined benefit pension plan of $40 million for the period May 3, 2010 through March 7, 2011. No contributions to the Company’s defined benefit pension plan were made for the period March 8, 2011 through May 1, 2011. The Company currently meets and plans to continue to meet the minimum funding levels required under the Pension Protection Act of 2006 (the “Act”). The Act imposes certain consequences on the Company’s defined benefit plan if it does not meet the minimum funding levels. The Company has made contributions in excess of its required minimum amounts for the period May 3, 2010 through March 7, 2011 and during fiscal 2010. Although the Company’s qualified pension plan is overfunded as of May 1, 2011, due to uncertainties of future funding levels as well as plan financial returns, the Company cannot predict whether it will continue to be fully funded. The Company currently expects to make contributions of approximately $15 million in fiscal 2012.

The projected future benefit payments are as follows:

	Pension Benefits	Other Benefits
	(in millions)
2012	$44.4	$6.9
2013	42.6	7.4
2014	42.0	8.0
2015	41.6	8.5
2016	41.0	9.0
Years 2017-2021	198.3	50.8

The weighted-average asset allocation of the pension plan assets as of the measurement date for the twelve months ended May 1, 2011 and fiscal 2010 and weighted-average target allocation are as follows:

	Successor	Predecessor
	May 1, 2011	May 2, 2010	Target Allocation Range
Equity securities	41%	42%	31-51%
Debt securities	54%	49%	47-64%
Other	5%	9%	2-9%

Total	100%	100%

Plan assets: The Company has adopted the fair value provisions (as described in Note 9) for the plan assets of its defined benefit pension plan. As required by the standard, the Company categorized plan assets within a three level fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value at May 1, 2011:

Investments stated at fair value as determined by quoted market prices (Level 1) include:

Interest bearing cash: valued based on cost, which approximates fair value;

Mutual funds: valued at quoted market prices on the last business day of the fiscal year; and

Corporate stock: valued at the last reported sales price on the last business day of the fiscal year.

Investments stated at estimated fair value using significant observable inputs (Level 2) include:

Common collective trust funds: valued based on the net asset value of the fund and is redeemable daily;

Corporate debt securities: valued based on yields currently available on comparable securities of issuers with similar credit ratings;

U.S. government securities: securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the fiscal year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on the last business day of the fiscal year are valued at the average of the last reported bid and ask price; and

Limited partnership interests: valued based on the net asset value of the fund and is redeemable monthly.

Investments stated at estimated fair value using significant unobservable inputs (Level 3) include:

Limited partnership interests: valued at their estimated fair value based on audited financial statements of the partnerships.

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of May 1, 2011:

	Investments at Fair Value
	Level 1	Level 2	Level 3	Total
	(in millions)
Plan investments in Master Trust
Interest bearing cash	$10.4	$—	$—	$10.4
Common collective trust funds:
Fixed income	—	126.5	—	126.5
Equity index funds	—	88.1	—	88.1
Equity fund	—	30.9	—	30.9
Other funds	—	22.5	—	22.5
Mutual funds:
Equity fund	30.4	—	—	30.4
Corporate debt securities	—	43.1	—	43.1
Corporate stock	19.1	—	—	19.1
Government securities	—	58.7	—	58.7
Limited partnership interests	—	10.2	4.9	15.1
Other	—	4.3	—	4.3

Total Investments	$59.9	$384.3	$4.9	$449.1

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of May 2, 2010:

	Investments at Fair Value
	Level 1	Level 2	Level 3	Total
	(in millions)
Plan investments in Master Trust
Interest bearing cash	$61.7	$—	$—	$61.7
Common collective trust funds:
Fixed income	—	129.1	—	129.1
Equity index funds	—	75.0	—	75.0
Equity fund	—	12.8	—	12.8
Other funds	—	11.1	—	11.1
Mutual funds:
Equity fund	14.3	—	—	14.3
Other funds	0.1	—	—	0.1
Corporate debt securities	—	25.1	—	25.1
Corporate stock	24.1	—	—	24.1
Government securities	—	28.8	—	28.8
Limited partnership interests	—	9.1	6.8	15.9
Other	—	1.8	—	1.8

Total Investments	$100.2	$292.8	$6.8	$399.8

The Company’s investment objectives are to ensure that the assets of its qualified defined benefit plan are invested to provide an optimal rate of investment return on the total investment portfolio, consistent with the assumption of a reasonable risk level, and to ensure that pension funds are available to meet the plan’s benefit obligations as they become due. The Company believes that a well-diversified investment portfolio, including both equity and fixed income components, will result in the highest attainable investment return with an acceptable level of overall risk. The Company’s investment policies and procedures are designed to ensure that the plan’s investments are in compliance with the Employment Retirement Income Security Act of 1974.

For measurement purposes, an 8.7%, 9% and 9% annual rate of increase in the per capita cost of covered health care benefits was assumed for the preferred provider organization plan and associated indemnity plans for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011 and fiscal 2010, respectively. The rate of increase is assumed to decline gradually to 4.5%. For health maintenance organization plans, a 9.5%, 10% and 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011 and fiscal 2010, respectively. The rate of increase is assumed to decline gradually to 4.5%. A 5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the dental and vision plans for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011 and fiscal 2010, respectively.

The health care cost trend rate assumption has a significant effect on the amounts reported. An increase in the assumed health care cost trend of 1% in each year would increase the postretirement benefit obligation as of May 1, 2011 by $19.2 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the twelve-month period then ended by $1.8 million. A decrease in the assumed health care cost trend of 1% in each year would decrease the postretirement benefit obligation as of May 1, 2011 by $15.8 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the twelve-month period then ended by $1.4 million.

Defined Contribution Plans. Del Monte participates in two defined contribution plans. Company contributions to these defined contribution plans are based on employee contributions and compensation. Company contributions under these plans totaled $1.0 million, $6.7 million, $7.6 million and $7.4 million for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011 fiscal 2010 and fiscal 2009, respectively.

Multi-employer Plans. Del Monte participates in several multi-employer pension plans, which provide defined benefits to certain union employees. The Company made contributions to multi-employer plans of $0.8 million, $7.3 million, $8.3 million and $7.9 million for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively.

Other Plans. The Company has various other nonqualified retirement plans and supplemental retirement plans for executives, designed to provide benefits in excess of those otherwise permitted under the Company’s qualified retirement plans. These plans are unfunded and comply with IRS rules for nonqualified plans.

Note 12.	Other (Income) Expense

The components of other (income) expense are as follows (in millions):

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
(Gain) loss on hedging contracts	$12.5	$0.4	$(3.7)	$18.9
Foreign currency transaction (gains) losses	(2.2)	(6.1)	(0.3)	3.9
Discontinuation of hedge accounting for interest rate swap	—	—	13.4	—
Redemption premium over the fair value of senior subordinated notes tendered/redeemed	15.8	—	—	—
Other	(0.4)	0.5	0.4	1.3

Other (income) expense	$25.7	$(5.2)	$9.8	$24.1

Note 13.	Provision for Income Taxes

The provision for income taxes from continuing operations consists of the following (in millions):

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Income (loss) from continuing operations before income taxes:
U.S. federal and U.S. possessions	$(152.6)	$349.4	$373.3	$219.7
Foreign	(1.3)	12.3	8.6	6.8

	$(153.9)	$361.7	$381.9	$226.5

Income tax provision (benefit):
Current:
U.S. federal and U.S. possessions	$0.1	$28.1	$70.8	$37.2
State and foreign	0.1	13.3	14.7	12.6

Total current	0.2	41.4	85.5	49.8

Deferred:
U.S. federal and U.S. possessions	$(44.4)	$95.8	$52.1	$33.4
State and foreign	(4.8)	2.6	2.3	(4.4)

Total deferred	(49.2)	98.4	54.4	29.0

Provision (benefit) from income taxes	$(49.0)	$139.8	$139.9	$78.8

The above amounts do not include a tax benefit of $35.3 million and $1.7 million for the period from May 3, 2010 through March 7, 2011 and fiscal 2010, respectively, and a tax expense of $0.1 million in fiscal 2009 from stock-based compensation, which for accounting purposes are recorded in additional paid-in capital.

Significant components of the Company’s deferred tax assets and liabilities are as follows (in millions):

	Successor	Predecessor
	May 1, 2011	May 2, 2010
Deferred tax assets:
Post employment benefits	$57.3	$56.4
Pension liability	17.7	31.8
Workers’ compensation	13.6	13.9
Net operating loss and tax credit carry forwards	55.8	2.6
Stock-based compensation	13.6	23.4
Other	37.4	36.7

Gross deferred tax assets	195.4	164.8
Valuation allowance	—	(1.5)

Net deferred tax assets	195.4	163.3

Deferred tax liabilities:
Depreciation and amortization	129.7	95.5
Intangible assets	956.4	466.4
Inventory	52.0	34.7
Other	10.4	5.7

Gross deferred tax liabilities	1,148.5	602.3

Net deferred tax liability	$(953.1)	$(439.0)

At May 1, 2011, the Company has not provided for any valuation allowance on its deferred tax assets. The net change in valuation allowance for the twelve months ended May 1, 2011 was a decrease of $1.5 million from the release of valuation allowance on Mexico Asset Tax credits. In evaluating the Company’s ability to realize its deferred tax assets, the Company considers all available positive and negative evidence and recognizes a benefit for those deferred tax assets that it believes will more likely than not be realized in the future.

The differences between the expected provision for income taxes and the actual provision for income taxes computed at the statutory U.S. federal income tax rate for continuing operations is explained as follows (in millions):

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Expected income taxes computed at the statutory U.S. federal income tax rate	$(53.8)	$126.6	$133.7	$79.3
State taxes, net of federal benefit	(4.6)	9.6	15.8	9.0
Benefit of state tax law change	—	—	(3.9)	(5.0)
Benefit of law change on U.S. possessions’ subsidiaries	—	—	—	(4.6)
Valuation allowance reversal	—	(1.5)	(1.0)	(0.2)
Non-deductible transaction costs	9.2	6.3	—	—
Other	0.2	(1.2)	(4.7)	0.3

Actual provision for income taxes	$(49.0)	$139.8	$139.9	$78.8

As of May 1, 2011, the Company had federal net operating loss carryforwards of $133.7 million and state net operating loss carryforwards of $81.3 million. The federal net operating loss carryforwards will expire between 2029 and 2030 and the state net operating loss carryforwards will expire between 2014 and 2030. The Company also had $1.2 million of federal tax credits, $5.1 million of state tax credits, and $2.3 million of Mexican Asset Tax credits. The federal tax credits will expire between 2029 and 2030, $1.0 million of state tax credits will expire in 2019 and the remaining has no expiration date, and the Mexican Asset Tax credits will expire between 2011 and 2017. The net operating loss and tax credit carryforwards may be subject to limitations under Section 382 of the Internal Revenue Code.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, were approximately $34.9 million at May 1, 2011. It is not practical to assess the tax amount on the cumulative undistributed earnings because the computation would depend on a number of factors that are not known until a decision to repatriate the earnings is made. The Company intends to reinvest such earnings indefinitely.

The Company had gross unrecognized tax benefits of $10.6 million and $18.0 million as of May 1, 2011 and May 2, 2010 respectively.

Reconciliations of the beginning and ending balance of total unrecognized tax benefits for the twelve months ended May 1, 2011 and fiscal 2010 are as follows:

	May 1, 2011	May 2, 2010
	(in millions)
Balance at beginning of year	$18.0	$15.6
Additions based on tax positions related to the current year	1.3	1.6
Additions based on tax positions of prior years	—	1.1
Reductions for tax positions of prior years	—	—
Settlements	(3.7)	—
Lapse of statute of limitations issues	(5.0)	(0.3)

Balance at end of year	$10.6	$18.0

If recognized, $6.6 million of the Company’s unrecognized tax benefits would impact the effective tax rate on income from continuing operations. The Company’s continuing practice is to recognize interest on uncertain tax positions in income tax expense and penalties in selling, general and administrative expenses. For the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, the amount of interest recorded in the consolidated statement of income (loss) was $0.1 million, $0.3 million, $0.5 million and $0.5 million, respectively. As of May 1, 2011 and May 2, 2010, the amount of accrued interest included in the non-current income tax liability account was $0.8 million and $1.8 million, respectively. The Company has no amounts accrued for penalties.

The Company files income tax returns in the U.S. and in many foreign and state jurisdictions. A number of years may elapse before an uncertain tax position, for which the Company has unrecognized tax benefits, is audited and finally resolved. Favorable resolution would be recognized in the period of effective settlement. The Company believes it is reasonably possible it will close a tax year to audit during the next 12 months. Should this occur, the liability for unrecognized tax benefits would decrease by approximately $2.7 million.

The Company has open tax years from primarily 2006 to 2010 with various significant taxing jurisdictions including the U.S., American Samoa and Canada. These open years contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing or inclusion of revenue and expenses as determined by the various taxing jurisdictions.

Supplemental Disclosure of Cash Flow Information. The Company made income tax payments of $38.0 million, $92.3 million and $70.6 million for the period May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively. The Company received net income tax refunds of $2.5 million for the period March 8, 2011 through May 1, 2011.

Note 14.	Commitments and Contingencies

As part of its ongoing operations, the Company enters into arrangements that obligate it to make future payments to various parties. Some of these contractual and other cash obligations are not reflected on the balance sheet due to their nature. Such obligations include operating leases, grower commitments and purchase commitments.

Lease Commitments. The Company leases certain property, equipment and office and plant facilities. At May 1, 2011, the aggregate minimum rental payments required under non-cancelable operating leases were as follows (in millions):

2012	$50.2
2013	40.5
2014	33.0
2015	30.6
2016	22.3
Thereafter	58.8

Rent expense related to operating leases was comprised of the following (in millions):

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Minimum rentals	$7.2	$49.4	$53.3	$49.9
Contingent rentals	2.4	17.4	20.2	20.2

	$9.6	$66.8	$73.5	$70.1

Supply Agreements. The Company has long-term supply agreements with two suppliers covering the purchase of metal cans and ends. The agreement with Impress was amended and restated January 23, 2008, and as described in Note 4, this agreement was bifurcated in connection with the sale of the StarKist Seafood Business in October 2008. Currently, this agreement grants Impress the exclusive right, subject to certain specified exceptions, to supply metal cans and ends for pet products. The agreement included certain minimum volume purchase requirements and guaranteed a certain minimum financial return to Impress until August 13, 2010. Total expenditures for cans and ends for pet food products under this agreement, were $10.0 million, $68.1 million, $87.1 million and $96.1 million for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively. As of May 1, 2011, the Company has committed to make purchases of approximately $14.0 million in fiscal 2012. The Impress agreement expires December 31, 2015.

The Company is a party to a supply agreement, effective as of January 1, 2010, with Silgan Containers LLC (“Silgan”) which relates to Silgan’s provision of metal cans and ends used for fruit, vegetable, tomato and broth products. Under the agreement and subject to certain specified exceptions, the Company must purchase all of its United States metal food and beverage container requirements for fruit, vegetable, tomato and broth products from Silgan. Total purchases made under this agreement, which expires December 31, 2021, were $14.3 million, $199.7 million, $230.9 million and $249.9 million for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively. As of May 1, 2011, the Company has committed to make purchases of approximately $41.1 million in fiscal 2012.

Pricing under the Impress agreement and Silgan agreement is adjusted up to twice a year to reflect changes in metal costs and annually to reflect changes in the costs of manufacturing.

Grower Commitments. The Company has entered into non-cancelable agreements with growers, with terms ranging from one year to ten years, to purchase certain quantities of raw products, including fruit, vegetables and tomatoes. Total purchases under these agreements were $0.4 million, $153.3 million, $197.8 million and $178.3 million for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively.

At May 1, 2011, aggregate purchase commitments under non-cancelable agreements with growers (priced at May 1, 2011 estimated costs) are estimated as follows (in millions):

2012	$138.8
2013	44.8
2014	31.9
2015	30.0
2016	29.9
Thereafter	73.8

Co-pack and Service Commitments. The Company has entered into non-cancelable agreements with co-packers and other service providers with commitments ranging from one year to five years. Total purchases under these agreements were $50.2 million, $281.1 million, $348.7 million and $323.8 million, for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively.

The Company also has a co-pack and supply agreement to source the majority of its pineapple requirements. The agreement has an indefinite term subject to termination on three years’ notice. Total purchases under this agreement were $4.8 million, $43.2 million, $48.7 million and $46.9 million for the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009, respectively.

At May 1, 2011, aggregate purchase commitments under non-cancelable agreements with co-packers and other service providers (including pineapple requirements) are estimated as follows (in millions):

2012	$251.2
2013	148.4
2014	57.8
2015	38.1
2016	0.3

Ingredients and other. The Company has purchase commitments with vendors for various ingredients and other items. Total commitments under these agreements were approximately $180.7 million as of May 1, 2011.

Union Contracts. As of May 1, 2011, the Company has 16 collective bargaining agreements with 15 union locals covering approximately 72% of its hourly full-time and seasonal employees. Of these employees, approximately 21% are covered under collective bargaining agreements scheduled to expire in fiscal 2012 and approximately 50% are covered under collective bargaining agreements scheduled to expire in fiscal 2013. These agreements are subject to negotiation and renewal.

Legal Proceedings

Shareholder Litigation Involving the Company

On November 25, 2010, Del Monte Foods Company announced that it had signed a definitive agreement (the “Merger Agreement”) under which an investor group led by funds affiliated with Kohlberg Kravis Roberts & Co.

L.P. (“KKR”), Vestar Capital Partners (“Vestar”) and Centerview Capital L.P. (“Centerview”) agreed to acquire all of the outstanding stock of Del Monte Foods Company for $19.00 per share in cash (the “Transaction”), subject to the conditions set forth in the Merger Agreement. Following the announcement of the Transaction, fifteen putative class action lawsuits (the “Shareholder Cases”) relating to the Transaction were filed against Del Monte Foods Company, certain of its now-former officers and directors, and other parties including (in certain cases) Blue Merger Sub. Inc. (“Blue Sub”), the acquisition entity which, upon consummation of the Transaction, merged with and into Del Monte Foods Company, with Del Monte Foods Company continuing as the surviving corporation (the “Merger”).

Two previously disclosed cases, which were among the original fifteen Shareholder Cases arising from the Transaction were voluntarily dismissed on June 6, 2011:

•

Heintz v. Wolford, et al. The Heintz case was filed by Sarah P. Heintz on behalf of herself and a putative class of shareholders against the Directors, Del Monte Foods Company, Parent and Blue Sub on December 20, 2010 in the United States District Court, Northern District of California; and

•

Faulkner v. Wolford, et al. The Faulkner case was filed by Dallas Faulkner on behalf of himself and a putative class of shareholders against the Directors, Del Monte Foods Company, Parent and Blue Sub on January 21, 2011 in the United States District Court, Northern District of California.

In addition, plaintiffs in two previously disclosed cases, which were also among the original fifteen Shareholder Cases arising from the Transaction filed requests for dismissal on March 4, 2011 and June 13, 2011, respectively:

•

Sinor v. Wolford, et al. The Sinor case was filed by James Sinor on behalf of himself and a putative class of shareholders against Del Monte Foods Company, the Directors, KKR, Vestar, Centerview (named as Centerview partners; together with KKR and Vestar, the “Sponsor Defendants”), Parent and Blue Sub on December 1, 2010 in Superior Court in San Francisco, California; and

•

Kaiman v. Del Monte Foods Co., et al. The Kaiman case was filed by Libby Kaiman on behalf of herself and a putative class of shareholders against Del Monte Foods Company, the Directors, the Sponsor Defendants, Parent and Blue Sub on December 1, 2010 in Superior Court in San Francisco, California.

As a result of the voluntary dismissals and orders consolidating other shareholder cases, only two of the original fifteen Shareholder Cases arising from the Transaction remain pending one of which has been stayed:

•

In re Del Monte Foods Company Shareholders Litigation (the “Delaware Shareholder Case”). The Delaware Shareholder Case was filed in the Delaware Court of Chancery and consolidated with other related cases filed in the same court. The latest complaint filed in the case asserts claims on behalf of lead Plaintiff NECA-IBEW Pension Fund and a putative class of shareholders against each of the now-former directors of Del Monte Foods Company (together, the “Directors”), the Company’s former Chief Executive Officer in his capacity as such, Barclays Capital, Inc. (“Barclays”), the Sponsor Defendants, Blue Acquisition Group, Inc. (“Parent”) and Blue Sub; and

•

Franklin v. Del Monte Foods Co., et al. The Franklin case was filed by Elisa J. Franklin on behalf of herself and a putative class of shareholders against the Directors, Del Monte Foods Company and the Sponsor Defendants on December 10, 2010 in Superior Court in San Francisco, California. On February 28, 2011, the Court in the Franklin case granted the motion of Del Monte Foods Company and the Directors to stay the proceeding pending resolution of the Delaware Shareholder Case, and the case remains stayed.

The plaintiff in the Delaware Shareholder Case, which is the only active and pending Shareholder Case, alleges that the Directors breached their fiduciary duties to the stockholders by agreeing to sell Del Monte Foods Company at a price that was unfair and inadequate and by agreeing to certain preclusive deal protection devices in the Merger Agreement. The plaintiff further alleges that the Sponsor Defendants, Parent, Blue Sub and Barclays aided and abetted the Directors’ alleged breaches of fiduciary duties. In addition, the plaintiff asserts a claim for breach of fiduciary duty against the former Chief Executive Officer of Del Monte Foods Company in his capacity as an officer. The plaintiff also alleges that the Sponsor Defendants violated certain Confidentiality Agreements with Del Monte Foods Company, and that Barclays induced the Sponsor Defendants to violate the Confidentiality Agreements, committing tortious interference with contract. The plaintiff in the Franklin case asserts similar claims against the Directors, alleging that they breached their fiduciary duties of care and loyalty by, among other acts, agreeing to sell Del Monte Foods Company at an inadequate price, running an ineffective sale process that relied on conflicted financial advisors, agreeing to preclusive deal protection measures, and pursuing the Transaction for their own financial ends. The plaintiff in the Franklin case also asserts claims against the Sponsor Defendants and Del Monte Foods Company for aiding and abetting these alleged breaches of fiduciary duty.

Each of the complaints seeks injunctive relief, rescission of the Merger Agreement, compensatory damages, and attorneys’ fees. The Company denies the plaintiffs’ allegations and plans, as the successor to Del Monte Foods Company and Blue Sub, to vigorously defend against these claims.

The Company has a continuing obligation to defend and indemnify the Directors and the Company’s former Chief Executive Officer for their legal fees and potential liability in the Shareholder Cases, subject to certain limitations under Delaware law or contract. Similarly, the Company may have contractual obligations to indemnify other parties to the Shareholder Cases and other matters arising out of the Transaction, subject to certain limitations under applicable law or contract. The Company has $50 million of director and officer insurance coverage for itself and the former directors and officers of Del Monte Foods Company. The insurers have reserved their rights with respect to coverage and have not agreed at this point that coverage is available for losses the Company may sustain as a result of the Shareholder Cases. The Company has accrued in the accompanying financial statements an amount equal to the current estimate of the Company’s exposure in this matter. Given the inherent uncertainty associated with legal matters, the actual costs of resolving the Shareholder Cases may be substantially higher or lower than the established accrual. The amount that the Company may ultimately be responsible for in connection with the Shareholder Cases may vary based on a number of factors, including, final settlement or award amounts, the allocation of such amounts among the various parties to the litigation, insurance coverage and resolution with its carriers, indemnification obligations, the discovery of new or additional facts that impact the strength or weakness of the parties’ claims and defenses and other factors.

On February 14, 2011, following expedited discovery and a preliminary injunction hearing in the Delaware Shareholder Case, the Court of Chancery entered an order preliminarily enjoining the shareholder vote on the Merger, which was scheduled to occur at a special meeting on February 15, 2011, for a period of 20 days. In addition, the Court of Chancery enjoined the parties, pending the vote on the Merger, from enforcing various provisions in the Merger Agreement, including the no-solicitation and match right provisions in Sections 6.5(b), 6.5(c), and 6.5(h), and the termination fee provisions relating to topping bids and changes in the board of directors’ recommendations on the Merger in Section 8.5(b). The Court’s order was conditioned upon the lead plaintiff’s posting a bond in the amount of $1.2 million, which was posted on February 15, 2011.

The scheduled special meeting was convened on February 15, 2011. At such meeting, a quorum was determined to be present and, in accordance with the Court’s ruling, the meeting was adjourned until March 7, 2011, without a vote on the Merger proposal. The special meeting was reconvened on March 7, 2011. At such meeting, a quorum was determined to be present and the Merger was approved. The Merger closed on March 8, 2011.

Following the closing of the Merger, on March 25, 2011, the plaintiff in the Delaware Shareholder Case filed an application for an interim attorneys’ fee award in the amount of $12 million. On June 27, 2011, the Court of Chancery awarded the plaintiff’s attorneys an interim fee award in the amount of $2.75 million for the supplemental disclosures that Del Monte Foods Company made in connection with the Merger. The Court of Chancery deferred decision regarding the balance of the fee application, which seeks fees in connection with the preliminary injunction and suspension of deal protections.

SEC Investigation

On February 18, 2011, the SEC directed the Company to preserve documents and records relating to recent potential or actual business combinations and preparation of Del Monte Foods Company’s proxy statement relating to the Transaction. On March 4, 2011 the SEC requested that the Company voluntarily produce certain documents and records, which the Company has done on an ongoing basis. On May 23, 2011, the Company received a subpoena from the SEC requesting the same documents. The Company intends to continue to cooperate with the SEC in its investigation. The Company cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

Commercial Litigation Involving the Company

On December 17, 2010, a putative class action complaint was filed against us by Lydia Littlefield, on behalf of herself and all others similarly situated, in the U.S. District Court for the District of Massachusetts, alleging intentional misrepresentation, fraud, negligent misrepresentation, breach of express warranty, breach of the implied warranty of merchantability and unjust enrichment. Specifically, the complaint alleges that the Company engaged in false and misleading representation of certain of our canned fruit products in representing that these products are safe and healthy, when they allegedly contain substances that are not safe and healthy. The plaintiffs seek certification of the class, injunctive relief, damages in an unspecified amount and attorneys’ fees. The Company intends to deny these allegations and vigorously defend itself. On April 19, 2011, the U.S. Judicial Panel on Multidistrict Litigation issued an order consolidating Littlefield with several similar consumer class actions filed in other jurisdictions (in which the Company is not a defendant) in U.S. District Court for the District of Massachusetts. The Company cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

On September 30, 2010, a putative class action complaint was served against the Company, to be filed in Hennepin County, Minnesota, alleging wage and hour violations of the Fair Labor Standards Act (“FLSA”). The complaint was served on behalf of five named plaintiffs and all others similarly situated at a manufacturing facility in Minnesota. Specifically, the complaint alleges that the Company violated the FLSA and state wage and hour laws by failing to compensate plaintiffs and other similarly situated workers unpaid overtime. The plaintiffs are seeking compensatory and statutory damages. Additionally, the plaintiffs are seeking class certification. On November 5, 2010, in connection with the Company’s removal of this case to the U.S. District Court for the District of Minnesota, the complaint was filed along with the Company’s answer. The Company also filed a motion for partial dismissal on November 5, 2010. On November 30, 2010, the parties jointly stipulated that the causes of action in plaintiff’s complaint for unjust enrichment and quantum meruit would be dismissed without prejudice and further stipulated that the cause of action under the Minnesota minimum wage law would be dismissed without prejudice. The Company denies plaintiffs’ allegations and plans to vigorously defend itself. The Company cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

On October 13, 2009, Kara Moline and Debra Lowe filed a class action complaint against the Company in San Francisco Superior Court, alleging violations of California’s False Advertising Act, Unfair Competition Law, and Consumer Legal Remedies Act. Specifically, the plaintiffs alleged that the Company engaged in false and misleading advertising in the labeling of Nature’s Recipe Farm Stand Selects dog food. The plaintiffs sought injunctive relief, disgorgement of profits in an undisclosed amount, and attorneys’ fees. Additionally, the plaintiffs sought class certification. The parties reached a settlement agreement that was approved by the Court on November 9, 2010. Under the settlement, the Company paid $0.2 million and agreed to modify the labels of the relevant products in the future.

On October 14, 2008, Fresh Del Monte Produce Inc. (“Fresh Del Monte”) filed a complaint against the Company in U.S. District Court for the Southern District of New York. Fresh Del Monte amended its complaint on November 5, 2008. Under a trademark license agreement with the Company, Fresh Del Monte holds the rights to use the Del Monte name and trademark with respect to fresh fruit, vegetables and produce throughout the world (including the United States). Fresh Del Monte alleges that the Company breached the trademark license agreement through the marketing and sale of certain of its products sold in the refrigerated produce section of customers’ stores, including Del Monte Fruit Naturals products and the more recently introduced Del Monte Refrigerated Grapefruit Bowls. Additionally, Fresh Del Monte alleges that it has the exclusive right under the trademark license agreement to sell Del Monte branded pineapple, melon, berry, papaya and banana products in the refrigerated produce section. Fresh Del Monte also alleges that the Company’s advertising for certain of the alleged infringing products was false and misleading. Fresh Del Monte is seeking damages of $10.0 million, treble damages with respect to its false advertising claim, and injunctive relief. On October 14, 2008, Fresh Del Monte filed a motion for a preliminary injunction, asking the Court to enjoin the Company from making certain claims about its refrigerated products. On October 23, 2008, the Court denied that motion. The Company denies Fresh Del Monte’s allegations and is vigorously defending itself. Additionally, on November 21, 2008, the Company filed counter-claims against Fresh Del Monte, alleging that Fresh Del Monte has breached the trademark license agreement. Specifically, the Company alleges, among other things, that Fresh Del Monte’s “medley” products (vegetables with a dipping sauce or fruit with a caramel sauce) violate the trademark license agreement. On November 10, 2010, Fresh Del Monte filed a motion for partial summary judgment. On December 8, 2010, the Company filed an opposition to that motion. The Court has not scheduled a hearing date. The Company cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

Pet Food Products-Related Litigation

Beginning with the pet food recall announced by Menu Foods, Inc. in March 2007, many major pet food manufacturers, including the Company, announced recalls of select products. The Company believes there have been over 90 class actions and purported class actions relating to these pet food recalls. The Company was named as a defendant in seven class actions or purported class actions related to its pet food and pet snack recall, which it initiated March 31, 2007.

The Company was a defendant in the following cases:

•	Carver v. Del Monte filed on April 4, 2007 in the U.S. District Court for the Eastern District of California;

•	Ford v. Del Monte filed on April 7, 2007 in the U.S. District Court for the Southern District of California;

•	Hart v. Del Monte filed on April 10, 2007 in state court in Los Angeles, California;

•	Picus v. Del Monte filed on April 30, 2007 in state court in Las Vegas, Nevada;

•	Blaszkowski v. Del Monte filed on May 9, 2007 in the U.S. District Court for the Southern District of Florida;

•	Schwinger v. Del Monte filed on May 15, 2007 in the U.S. District Court for the Western District of Missouri; and

•	Tompkins v. Del Monte filed on July 13, 2007 in the U.S. District Court for the District of Colorado.

The named plaintiffs in these seven cases alleged that their pets suffered injury and/or death as a result of ingesting the Company’s and other defendants’ allegedly contaminated pet food and pet snack products. The Picus and Blaszkowski cases also contained allegations of false and misleading advertising by the Company.

By order dated June 28, 2007, the Carver, Ford, Hart, Schwinger, and Tompkins cases were transferred to the U.S. District Court for the District of New Jersey and consolidated with other purported pet food class actions under the federal rules for multi-district litigation. The Blaszkowski and Picus cases were not consolidated.

The Multi-District Litigation Cases. The plaintiffs and defendants in the multi-district litigation cases, including the five consolidated cases in which we were a defendant, tentatively agreed to a settlement that was submitted to the U.S. District Court for the District of New Jersey on May 22, 2008. On May 30, 2008, the Court granted preliminary approval to the settlement. Pursuant to the Court’s order, notice of the settlement was disseminated to the public by mail and publication beginning June 16, 2008. Members of the class were allowed to opt-out of the settlement until August 15, 2008. On November 19, 2008, the Court entered orders approving the settlement, certifying the class and dismissing the complaints against the defendants, including the Company. The total settlement was $24.0 million. The portion of the Company’s contribution to this settlement was $0.25 million, net of insurance recovery, which the Company has paid. Four class members have filed objections to the settlement, which objections have been denied by the Court. On December 3, 2008 and December 12, 2008, these class members filed Notices of Appeal. After the Court of Appeals granted the appeal in part, denied the appeal in part and remanded the matter for further proceedings, the District Court approved the settlement on April 5, 2011.

The Blaszkowski Case. On April 11, 2008, the plaintiffs in the Blaszkowski case filed their fourth amended complaint. On September 12, 2008 and October 9, 2008, plaintiffs filed stipulations of dismissal with respect to their complaint against certain of the defendants, including the Company. The U.S. District Court for the Southern District of Florida entered such requested dismissals on such dates, resulting in the dismissal of all claims against the Company.

The Picus Case. The plaintiffs in the Picus case sought certification of a class action as well as unspecified damages and injunctive relief against further distribution of the allegedly defective products. On October 12, 2007, the Company filed a motion to dismiss in the Picus case. The state court in Las Vegas, Nevada granted the Company’s motion in part and denied the Company’s motion in part. On December 14, 2007, other defendants in the case filed a motion to deny class certification. On March 16, 2009, the Court granted the motion to deny class certification. On March 25, 2009, the plaintiffs filed an appeal of the Court’s decision. On June 30, 2009, the Court of Appeals denied plaintiffs’ appeal. By order dated February 1, 2011, the Company was dismissed from this lawsuit.

Other

Del Monte is also involved from time to time in various legal proceedings incidental to its business, including proceedings involving product liability claims, workers’ compensation and other employee claims, tort claims and other general liability claims, for which the Company carries insurance, as well as trademark, copyright, patent infringement and related litigation. Additionally, Del Monte is involved from time to time in claims relating to environmental remediation and similar events. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of these legal proceedings will have a material adverse effect on its financial position.

Note 15. Segment Information

The Company has the following reportable segments:

•	The Pet Products reportable segment includes the Pet Products operating segment, which manufactures, markets and sells branded and private label dry and wet pet food and pet snacks.

•

The Consumer Products reportable segment includes the Consumer Products operating segment, which manufactures, markets and sells branded and private label shelf-stable products, including fruit, vegetable, tomato and broth products.

The Company’s chief operating decision-maker, its CEO or Interim CEO, reviews financial information presented on a consolidated basis accompanied by disaggregated information on net sales and operating income, by operating segment, for purposes of making decisions about resources to be allocated and assessing financial performance. The chief operating decision-maker reviews assets of the Company on a consolidated basis only. The accounting policies of the individual operating segments are the same as those of the Company.

The following table presents financial information about the Company’s reportable segments (in millions):

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Net sales:
Pet Products	$271.0	$1,513.2	$1,750.0	$1,673.4
Consumer Products	293.8	1,588.1	1,989.8	1,953.5

Total	$564.8	$3,101.3	$3,739.8	$3,626.9

Operating income (loss):
Pet Products	$26.2	$351.5	$355.5	$219.9
Consumer Products	9.1	170.9	222.6	195.1
Corporate (a)	(119.2)	(99.2)	(70.1)	(54.1)

Total	(83.9)	423.2	508.0	360.9
Reconciliation to income (loss) from continuing operations before income taxes:
Interest expense	44.3	66.7	116.3	110.3
Other (income) expense	25.7	(5.2)	9.8	24.1

Income (loss) from continuing operations before income taxes	$(153.9)	$361.7	$381.9	$226.5

(a)	Corporate represents expenses not directly attributable to reportable segments. For the periods March 8, 2011 through May 1, 2011, May 3, 2010 through March 7, 2011, fiscal 2010 and fiscal 2009 Corporate includes $82.8 and $68.8, $0.0 and $0.0 of transaction and related costs, respectively.

See Note 6 for goodwill detailed by reportable segment.

Geographic Information

The following table presents domestic and foreign sales (in millions, except percentages):

	Successor	Predecessor
	March 8, 2011 through May 1, 2011	May 3, 2010 through March 7, 2011	Fiscal 2010	Fiscal 2009
Net sales—domestic	$531.2	$2,917.2	$3,514.2	$3,420.0
Net sales—foreign	33.6	184.1	225.6	206.9

Total	$564.8	$3,101.3	$3,739.8	$3,626.9

Percentage of sales:
Domestic	94.1%	94.1%	94.0%	94.3%
Foreign	5.9%	5.9%	6.0%	5.7%

The following table presents domestic and foreign property, plant and equipment (in millions, except percentages):

	Successor	Predecessor
	May 1, 2011	Fiscal 2010	Fiscal 2009
Net property, plant and equipment—domestic	$694.6	$629.7	$613.5
Net property, plant and equipment—foreign	37.1	29.1	29.1

Total	$731.7	$658.8	$642.6

Percentage of long-lived assets:
Domestic	94.9%	95.6%	95.5%
Foreign	5.1%	4.4%	4.5%

Note 16.	Related Party Transactions

As described in Note 1, on March 8, 2011, DMFC completed the Merger with Blue Sub pursuant to the terms of the Merger Agreement and consequently became a direct wholly-owned subsidiary of Parent. As is also described in Note 1, on April 26, 2011, DMC merged with and into DMFC with DMC as the surviving entity, and as a result, DMC is now directly wholly-owned by Parent. Substantially all of Parent’s outstanding common stock is held by Blue Holdings I, L.P., a partnership that is controlled by funds affiliated with the Sponsors. Blue Holdings GP, LLC is the general partner of Blue Holdings I, L.P. Funds affiliated with the Sponsors control Blue Holdings GP, LLC. The following provides a summary of material transactions that involve DMFC, DMC, the management of DMFC and DMC, the Sponsors and entities affiliated with the Sponsors, Blue Sub, Parent, Blue Holdings I, L.P. and Blue Holdings GP, LLC.

Transactions with the Sponsors

Monitoring Agreement

On March 8, 2011, in connection with the Merger, entities affiliated with the Sponsors and an entity affiliated with AlpInvest Partners (the “AlpInvest Manager,” together with the affiliates of the Sponsors, collectively, the “Managers”) entered into a monitoring agreement (the “Monitoring Agreement”) with DMC, Parent and Blue Holdings I, L.P., pursuant to which the Managers provide management, consulting, financial and other advisory services to DMC and to its divisions, subsidiaries, parent entities and controlled affiliates. Pursuant to the Monitoring Agreement, the Managers, other than the AlpInvest Manager, are entitled to receive an aggregate annual advisory fee to be allocated among the Sponsors in accordance with their respective equity holdings in Blue Holdings I, L.P. in an amount equal to the greater of (i) $6.5 million and (ii) 1.00% of DMC’s “Adjusted EBITDA” (as defined in the Senior Notes Indenture) less an annual advisory fee of approximately $0.25 million paid to the AlpInvest Manager. As of May 1, 2011, there was a payable of $1.1 million due to the Managers related to the Monitoring Agreement, which amount is included in accounts payable and accrued expenses on the Consolidated Balance Sheets.

The Managers also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with the provision of services pursuant to the Monitoring Agreement. The Monitoring Agreement will continue indefinitely unless terminated by the consent of all the parties thereto. In addition, the Monitoring Agreement will terminate automatically upon an initial public offering of Parent, unless the Company elects by prior written notice to continue the Monitoring Agreement. Upon a change of control of Parent, the Company may terminate the Monitoring Agreement.

Consulting Arrangements with Capstone Consulting LLC

The Company has engaged Capstone Consulting LLC (“Capstone”) to provide consulting services with respect to the Company’s operations. These engagements may be terminated at any time at the discretion of management of the Company. For the period March 8, 2011 through May 1, 2011, the total fees payable to Capstone under these arrangements were approximately $0.4 million. One of the Company’s directors holds an equity interest in Capstone. Neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone. Capstone provides dedicated consulting services to KKR and its affiliated funds’ portfolio companies. As of May 1, 2011, there was a payable of $0.3 million due to Capstone, which amount is included in accounts payable and accrued expenses on the Consolidated Balance Sheets.

Indemnification Agreement

On March 8, 2011, DMFC, Parent, Blue Holdings I, L.P. and Blue Holdings GP, LLC, entered into an indemnification agreement with the Managers. This indemnification agreement contains customary exculpation and indemnification provisions in favor of the Managers and their affiliates.

Transaction Fee Arrangements

Pursuant to transaction fee letters entered into with each respective Sponsor, each dated March 8, 2011, Blue Sub agreed to pay each of the Sponsors one-time fees aggregating to $46.85 million in consideration of the structuring, financial and consultation services that the Sponsors provided to Blue Sub in connection with the Merger. Blue Sub also paid for the reasonable out-of-pocket expenses of the Sponsors. In connection with these agreements, and concurrently with the consummation of the Merger, Blue Sub paid fees of $28.9 million, $3.1 million and $14.85 million, to KKR, Centerview and Vestar, respectively. As of May 1, 2011, there was a payable of $0.2 million due to Centerview for transaction-related out-of-pocket expenses, which amount is included in accounts payable and accrued expenses on the Consolidated Balance Sheets.

Pursuant to an engagement letter dated March 8, 2011, Blue Sub engaged KKR Capital Markets LLC, an affiliate of KKR (“KCM”), to act as syndication agent in connection with the placement of equity securities to persons who were not affiliated with the Sponsors. For such syndication services, Blue Sub paid KCM a one-time syndication fee of $9.2 million upon the completion of the Merger in addition to reasonable out-of-pocket expenses.

Pursuant to a facilitation fee letter agreement and an M&A fee letter agreement, each dated March 8, 2011, Blue Sub agreed to pay to Centerview (i) a one-time fee of $5.0 million for services provided to Blue Sub by Centerview and its affiliates, including services in connection with the placement of equity securities to persons who were not affiliated with the Sponsors and assistance in the due diligence process to facilitate the acceptance by Parent of certain investments and (ii) a one-time fee of $8.0 million for services provided to Blue Sub by Centerview and its affiliates, including financial advisory services in connection with the structuring, negotiation and consummation of the Merger and the preparation, negotiation and finalization of the Agreement and Plan of Merger, dated as of November 24, 2010 (“Merger Agreement”) and other documents executed in connection therewith. Both of these payments were made concurrently with the consummation of the Merger.

Financing Arrangements

KCM and certain of its capital markets affiliates played a number of roles in connection with the arrangement of financing related to the Merger, including providing financing commitments to Blue Sub, acting as a joint manager and arranger of the Term Loan Facility, an initial purchaser in the initial offering of 7.625% Notes and as dealer-manager in connection with our tender offer for outstanding 6 3/4% Notes and 7 1/2 % Notes. KCM received approximately $10.2 million for these services.

Transactions with Management

Equity Contributions

Pursuant to an equity contribution agreement dated March 8, 2011, and an equity contribution and subscription agreement, dated February 16, 2011, Blue Holdings I, L.P. contributed to Parent the sum of approximately

$1,564.2 million and received from Parent 312,829,237 shares of common stock of Parent. The Company’s Executive Vice President and Chief Financial Officer and Chief Operating Officer, contributed approximately $0.6 million in the aggregate in cash to Parent and received 125,644 shares of common stock of Parent. Parent then contributed to Blue Sub the sum of approximately $1,550.7 million and paid $14.2 million in expenses on behalf of Blue Sub, and received from Blue Sub 10 shares of common stock of Blue Sub, which represented 100% of Blue Sub’s outstanding common stock.

Note 17.	Quarterly Results of Operations (unaudited)

	Predecessor				Successor
				January 31, 2011 through March 7, 2011	March 8, 2011 through May 1, 2011
	First (1)	Second	Third	Fourth	Fourth
	(in millions)				(in millions)
Twelve months ended May 1, 2011
Net sales	$804.6	$940.9	$969.4	$386.4	$564.8
Operating income (loss)	119.4	148.0	145.4	10.4	(83.9)
Net income (loss)	59.4	81.1	87.1	(4.8)	(104.5)

	First (1)	Second	Third	Fourth
	(in millions)
Fiscal 2010
Net sales	$813.7	$958.9	$1,013.2	$954.0
Operating income	120.9	140.6	138.4	108.1
Net income	58.6	62.6	59.4	63.7

(1)	The Company’s net sales have exhibited seasonality, with the first fiscal quarter typically having the lowest net sales. Lower levels of promotional activity, the availability of fresh produce, the timing of price increases and other factors have historically affected net sales in the first quarter.

Note 18.	Share Repurchases

On June 10, 2010, DMFC announced that its board had authorized the repurchase of up to $350.0 million of DMFC’s common stock over the next 36 months. The new authorization superseded and replaced DMFC’s previous $200.0 million share repurchase authorization that was scheduled to expire in September 2010. On June 22, 2010, DMFC entered into an accelerated stock buyback agreement (“ASB”) with Goldman, Sachs & Co. (“Goldman Sachs”). Under the ASB, DMFC paid $100 million to Goldman Sachs on June 25, 2010 from available cash on hand to purchase outstanding shares of its common stock, and it received 6,215,470 shares of its common stock from Goldman Sachs on that date. Final settlement of the ASB occurred on August 2, 2010, resulting in DMFC receiving an additional 885,413 shares of its common stock. The total number of shares that DMFC ultimately repurchased under the ASB was based generally on the average of the daily volume-weighted average share price of DMFC’s common stock over the duration of the transaction.

Note 19.	Supplemental Disclosures

The following information is intended to comply with the requirements in the Wisconsin Agriculture Producer Security Statute 126 and Agriculture, Trade and Consumer Protection Chapter 101.

Financial Ratios

The following table represents the Company’s current ratio and debt to equity ratio as of May 1, 2011 (in millions, except ratios):

Current Ratio:
Current assets\ Current liabilities	$1,339.0	=	2.60

	$515.6
Debt to Equity Ratio:
Total liabilities \ Total stockholder’s equity	$5,718.3	=	3.85

	$1,485.4

Allowance for Doubtful Accounts

The Company has an allowance for doubtful accounts at May 1, 2011 of $0.0 million. The method for determining the allowance is “specific identification” such that the Company reviews the accounts receivable balances and the aging and reserves for any balances that are determined to be uncollectible. Such balances may include those due from companies that are having financial trouble or filing bankruptcy, balances older than a year or balances that the Company has determined to be uncollectible for another reason. The Company does not have any accounts receivable balances that are older than a year that are not covered by the allowance for doubtful accounts. The Company does not have any non-trade notes or accounts receivables from an officer, director, employee, partner, or stockholder, or from a member of the family of any of those individuals. The Company does not have any notes or accounts receivables from a parent organization, a subsidiary, or affiliates.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)

	Successor	Successor
	July 31, 2011	May 1, 2011
	(unaudited)	(derived from audited financial statements)
ASSETS
Cash and cash equivalents	$246.4	$205.2
Trade accounts receivable, net of allowance	184.8	201.5
Inventories	873.9	766.9
Prepaid expenses and other current assets	132.8	165.4

Total current assets	1,437.9	1,339.0

Property, plant and equipment, net	726.3	731.7
Goodwill	2,140.0	2,124.0
Intangible assets, net	2,811.4	2,828.7
Other assets, net	174.2	180.3

Total assets	$7,289.8	$7,203.7

LIABILITIES AND STOCKHOLDER’S EQUITY

Accounts payable and accrued expenses	$578.8	$486.7
Short-term borrowings	4.0	8.6
Current portion of long-term debt	27.0	20.3

Total current liabilities	609.8	515.6

Long-term debt	3,966.6	3,973.1
Deferred tax liabilities	952.7	969.1
Other non-current liabilities	305.2	260.5

Total liabilities	5,834.3	5,718.3

Stockholder’s equity:
Common stock ($0.01 par value per share, shares authorized:
1,000; 10 issued and outstanding)	$—	$—
Additional paid-in capital	1,586.6	1,584.4
Accumulated other comprehensive income	1.0	5.5
Retained earnings (accumulated deficit)	(132.1)	(104.5)

Total stockholder’s equity	1,455.5	1,485.4

Total liabilities and stockholder’s equity	$7,289.8	$7,203.7

See Accompanying Notes to the Condensed Consolidated Financial Statements.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) (unaudited)

(in millions)

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010
Net sales	$776.2	$804.6
Cost of products sold	554.4	537.9

Gross profit	221.8	266.7
Selling, general and administrative expense	172.5	147.3

Operating income	49.3	119.4
Interest expense	62.6	19.7
Other expense	30.3	3.6

Income (loss) from continuing operations before income taxes	(43.6)	96.1
Provision (benefit) for income taxes	(16.0)	36.2

Income (loss) from continuing operations	(27.6)	59.9

Loss from discontinued operations before income taxes	—	(0.2)
Provision for income taxes	—	0.3

Loss from discontinued operations	—	(0.5)

Net income (loss)	$(27.6)	$59.4

See Accompanying Notes to the Condensed Consolidated Financial Statements.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in millions)

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010
Operating activities:
Net income (loss)	$(27.6)	$59.4
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	36.6	23.5
Deferred taxes	(16.8)	7.4
Loss on asset disposals	1.2	0.2
Stock compensation expense	1.2	3.4
Excess tax benefits from stock-based compensation	—	(2.5)
Unrealized loss on derivative financial instruments	29.5	4.7
Changes in operating assets and liabilities	42.0	(46.2)

Net cash provided by operating activities	66.1	49.9

Investing activities:
Capital expenditures	(22.7)	(18.6)

Net cash used in investing activities	(22.7)	(18.6)

Financing activities:
Proceeds from short-term borrowings	—	79.3
Payments on short-term borrowings	(4.6)	(29.2)
Principal payments on long-term debt	—	(7.5)
Dividends paid	—	(10.0)
Issuance of common stock	—	9.6
Capital contribution, net	1.0	—
Purchase of treasury stock	—	(100.0)
Excess tax benefits from stock-based compensation	—	2.5

Net cash used in financing activities	(3.6)	(55.3)

Effect of exchange rate changes on cash and cash equivalents	1.4	(0.8)
Net change in cash and cash equivalents	41.2	(24.8)
Cash and cash equivalents at beginning of period	205.2	53.7

Cash and cash equivalents at end of period	$246.4	$28.9

See Accompanying Notes to the Condensed Consolidated Financial Statements.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended July 31, 2011

(unaudited)

Note 1. Business and Basis of Presentation

On March 8, 2011, Del Monte Foods Company (“DMFC”) was acquired by an investor group led by funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (“KKR”), Vestar Capital Partners (“Vestar”) and Centerview Capital, L.P. (“Centerview,” and together with KKR and Vestar, the “Sponsors”). Under the terms of the merger agreement, DMFC’s stockholders received $19.00 per share in cash. The acquisition (also referred to as the “Merger”) was effected by the merger of Blue Merger Sub Inc. (“Blue Sub”) with and into DMFC, with DMFC being the surviving corporation. As a result of the Merger, DMFC became a wholly-owned subsidiary of Blue Acquisition Group, Inc. (“Parent”). DMFC stockholders approved the transaction on March 7, 2011. DMFC’s common stock ceased trading on the New York Stock Exchange before the opening of the market on March 9, 2011.

As a result of the Merger, the Company applied the acquisition method of accounting and established a new basis of accounting on March 8, 2011. Periods presented prior to March 8, 2011 represent the operations of the predecessor company (“Predecessor”) and periods presented after March 8, 2011 represent the operations of the successor company (“Successor”). Black lines separate the Successor’s financial statements from that of the Predecessor since the financial statements are not comparable as a result of the application of acquisition accounting and changes in the Company’s capital structure resulting from the Merger. The Company operates on a 52 or 53-week fiscal year ending on the Sunday closest to April 30. The results of operations for the three months ended July 31, 2011 and August 1, 2010 each reflect periods that contain 13 weeks.

Del Monte Corporation (“DMC” and, together with its consolidated subsidiaries, “Del Monte” or the “Company”) was a direct, wholly-owned subsidiary of DMFC. On April 26, 2011, DMFC merged with and into DMC, with DMC being the surviving corporation. As a result of this merger, DMC became a direct wholly-owned subsidiary of Parent.

Del Monte is one of the country’s largest producers, distributors and marketers of premium quality, branded pet products and food products for the U.S. retail market. The Company’s pet food and pet snacks brands include Meow Mix, Kibbles ‘n Bits, Milk-Bone, 9Lives, Pup-Peroni, Gravy Train, Nature’s Recipe, Canine Carry Outs, Milo’s Kitchen and other brand names, and leading food brands include Del Monte, Contadina, S&W, College Inn and other brand names. The Company also produces and distributes private label pet products and food products. The majority of its products are sold nationwide in all channels serving retail markets, mass merchandisers, the U.S. military, certain export markets, the foodservice industry and food processors.

For reporting purposes, the Company has two segments: Pet Products and Consumer Products. The Pet Products segment includes the Pet Products operating segment, which manufactures, markets and sells branded and private label dry and wet pet food and pet snacks. The Consumer Products segment includes the Consumer Products operating segment, which manufactures, markets and sells branded and private label shelf-stable products, including fruit, vegetable, tomato and broth products.

The accompanying unaudited condensed consolidated financial statements of Del Monte as of July 31, 2011 and for the three months ended July 31, 2011 and August 1, 2010 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. In the opinion of management, all adjustments consisting of normal and recurring entries considered necessary for a fair presentation of the results for the interim periods presented have been included. All significant intercompany balances and transactions

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the unaudited condensed consolidated financial statements. Therefore, actual results could differ from those estimates. Furthermore, operating results for the three months ended July 31, 2011 are not necessarily indicative of the results expected for the fiscal year ending April 29, 2012. These unaudited condensed consolidated financial statements should be read in conjunction with the notes to the financial statements contained in the Company’s 2011 Annual Report on Form 10-K (“2011 Annual Report”).

Note 2. Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an amendment to revise fair value measurements and disclosures. This standard provides clarification about the application of existing fair value measurement and disclosure requirements and expands certain other disclosure requirements. The guidance is effective for the Company beginning in the fourth quarter of fiscal 2012. The adoption of this standard will require expanded disclosures in the notes to the Company’s consolidated financial statements but will not impact its financial results.

In June 2011, the FASB amended its guidance on the presentation of comprehensive income. The new accounting guidance requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. This new accounting pronouncement is effective for the Company beginning in the first quarter of fiscal 2013. The adoption of this standard will not impact the Company’s financial results. The Company is assessing the potential impact of this new standard on the disclosure in the Company’s future financial statements.

In September 2011, the FASB issued an Accounting Standards Update that permits companies to assess qualitative factors to determine if it is more likely than not that goodwill is impaired before performing the two-step goodwill impairment test required under current accounting standards. The guidance is effective for the Company beginning in fiscal 2013, with early adoption permitted. The adoption of this standard will not impact the Company’s financial results.

In September 2011, FASB issued an Accounting Standards Update which will require additional qualitative and quantitative disclosures for multiemployer pension plans, including the plan’s funded status if it is readily available. This new accounting pronouncement is effective for the Company beginning in the fourth quarter of fiscal 2012. The adoption of this standard will require expanded disclosures in the notes to the Company’s consolidated financial statements but will not impact its financial results.

Note 3. Employee Stock Plans

See Note 10 of the 2011 Annual Report for a description of the 2011 Stock Incentive Plan for Key Employees of Blue Acquisition Group, Inc. and its Affiliates (the “2011 Plan”). The 2011 Plan provides for the grant of stock options and other stock based awards to key service providers of Parent and its affiliates, including the Company.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

The fair value for service-based stock options granted was estimated at the date of grant using a Black-Scholes option-pricing model. The following table presents the weighted average assumptions for service-based options granted during the three months ended July 31, 2011 and August 1, 2010:

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010
Expected life (in years)	6.5	6.0
Expected volatility	45.0%	28.0%
Risk-free interest rate	2.1%	2.3%
Dividend yield	0.0%	2.1%

The fair value of performance-based options granted during the three months ended July 31, 2011 was based on an option pricing model. Weighted average key inputs are an expected life of 7.5 years, expected volatility of 40% and a risk-free rate of 2.04%.

Stock option activity and related information during the period indicated was as follows:

	Options Outstanding	Outstanding Weighted Average Exercise Price	Options Exercisable	Exercisable Weighted Average Exercise Price
Balance at May 1, 2011	15,647,164	$2.75	9,385,492	$1.25
Granted	7,600,000	6.32
Forfeited	(345,218)	5.00
Exercised	—	—

Balance at July 31, 2011	22,901,946	$3.90	9,385,492	$1.25

As of July 31, 2011, the weighted average remaining contractual life of options outstanding was 8.9 years.

During the first quarter of fiscal 2012, Parent also granted 1,366,199 shares of restricted common stock with a fair value and purchase price of $5.00 per share. The restricted shares generally vest over three years from the anniversary date of hire of the employee. During the first quarter of fiscal 2012, the Company also granted 200,000 shares of restricted common stock with a fair value and purchase price of $5.00 per share which were immediately vested.

Note 4. Inventories

The Company’s inventories consist of the following (in millions):

	Successor	Successor
	July 31, 2011	May 1, 2011
Inventories:
Finished products	$668.5	$613.4
Raw materials and in-process materials	48.2	44.3
Packaging materials and other	154.2	109.2
LIFO reserve	3.0	—

Total inventories	$873.9	$766.9

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

Note 5. Goodwill and Intangible Assets

The following table presents the Company’s goodwill and intangible assets (in millions):

	Successor	Successor
	July 31, 2011	May 1, 2011
Goodwill	$2,140.0	$2,124.0

Non-amortizable intangible assets:
Trademarks	$1,871.6	$1,871.6

Amortizable intangible assets:
Trademarks	82.3	82.3
Customer relationships	876.7	881.8

	959.0	964.1
Accumulated amortization	(19.2)	(7.0)

Amortizable intangible assets, net	939.8	957.1

Intangible assets, net	$2,811.4	$2,828.7

As of July 31, 2011, the Company’s goodwill was comprised of $1,995.1 million related to the Pet Products segment and $144.9 million related to the Consumer Products segment. As of May 1, 2011, the Company’s goodwill was comprised of $1,980.2 million related to the Pet Products segment and $143.8 million related to the Consumer Products segment.

Amortization expense for the three months ended July 31, 2011 and August 1, 2010 was $12.2 million and $1.3 million, respectively. The Company expects to recognize $36.8 million of amortization expense during the remainder of fiscal 2012. The following table presents expected amortization of intangible assets as of July 31, 2011, for each of the five succeeding fiscal years (in millions):

2013	$49.0
2014	48.8
2015	48.8
2016	48.6
2017	48.2

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

Note 6. Accounts Payable and Accrued Expenses

The Company’s accounts payable and accrued expenses consist of the following (in millions):

	Successor	Successor
	July 31, 2011	May 1, 2011
Accounts payable and accrued expenses:
Accounts payable—trade	$239.5	$157.3
Marketing and advertising	64.2	70.4
Accrued payroll and related costs	27.4	51.1
Accrued interest	53.7	30.1
Current portion of pension liability	29.2	29.7
Other current liabilities	164.8	148.1

Total accounts payable and accrued expenses	$578.8	$486.7

Note 7. Short-Term Borrowings and Long-Term Debt

The Company’s debt consists of the following, as of the dates indicated (in millions):

	Successor	Successor
	July 31, 2011	May 1, 2011
Short-term borrowings:
Revolver	$—	$—
Other	4.0	8.6

Total short-term borrowings	$4.0	$8.6

Long-term debt:
Term B Loans	2,700.0	2,700.0
7.625% Senior Notes	1,300.0	1,300.0

	4,000.0	4,000.0
Less unamortized discount	6.4	6.6
Less current portion	27.0	20.3

Total long-term debt	$3,966.6	$3,973.1

During the three months ended July 31, 2011, the Company did not borrow or repay any amount under its senior secured asset-based revolving facility (“ABL Facility”). As of July 31, 2011, there were no loans outstanding under the ABL Facility, the amount of letters of credit issued under the ABL Facility was $38.2 million and the net availability under the ABL Facility was $521.9 million. The Company is required to pay a commitment fee at an initial rate of 0.500% per annum in respect of the unutilized commitments thereunder. The commitment fee rate may be reduced to 0.375% depending on the amount of excess availability under the ABL Facility. The Company must also pay customary letter of credit fees and fronting fees for each letter of credit issued.

As of July 31, 2011 and May 1, 2011 the fair values of the Company’s 7.625% Senior Notes were $1,335.8 million and $1,332.5 million, respectively. The book value of the Company’s floating rate debt instruments approximates fair value.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

Maturities

The Company is scheduled to pay $20.2 million of its long-term debt during the remainder of fiscal 2012. As of July 31, 2011, scheduled maturities of long-term debt for each of the five succeeding fiscal years (representing debt under the Term B Loans and 7.625% Senior Notes) are as follows (in millions) 1:

2013	$27.0
2014	27.0
2015	27.0
2016	27.0
2017	27.0
Thereafter	3,844.8

1	Does not include any excess cash flow or other principal prepayments that may be required under the terms of the Senior Secured Term Loan Agreement, as described in the 2011 Annual Report.

Restrictive and Financial Covenants

The Senior Secured Term Loan Credit Facility, ABL Facility and the indenture related to the 7.625% Senior Notes contain restrictive covenants that limit the Company’s ability and the ability of its subsidiaries to take certain actions. See Note 6 of the 2011 Annual Report for additional information regarding the covenants.

Note 8. Derivative Financial Instruments

The Company uses interest rate swaps, commodity swaps, futures, option and swaption (an option on a swap) contracts as well as forward foreign currency contracts to hedge market risks relating to possible adverse changes in interest rates, commodity, transportation and other prices and foreign currency exchange rates. As of July 31, 2011 all of the Company’s derivative contracts were economic hedges.

Interest Rates: The Company’s debt primarily consists of floating rate term loans and fixed rate notes. The Company also uses its floating rate revolver to fund seasonal working capital needs and other uses of cash. Interest expense on the Company’s floating rate debt is typically calculated based on a fixed spread over a reference rate, such as LIBOR (also known as the Eurodollar rate). Therefore, fluctuations in market interest rates will cause interest expense increases or decreases on a given amount of floating rate debt.

The Company from time to time manages a portion of its interest rate risk related to floating rate debt by entering into interest rate swaps in which the Company receives floating rate payments and makes fixed rate payments. On April 12, 2011, DMFC entered into interest rate swaps with a total notional amount of $900.0 million, as the fixed rate payer. The interest rate swaps fix LIBOR at 3.029% for the term of the swaps. The swaps have an effective date of September 4, 2012 and a maturity date of September 1, 2015. On August 13, 2010, the Company entered into an interest rate swap, with a notional amount of $300.0 million, as the fixed rate payer. The interest rate swap fixes LIBOR at 1.368% for the term of the swap. The swap has an effective date of February 1, 2011 and a maturity date of February 3, 2014. The fair value of the Company’s interest rate swaps was recorded as a current liability of $3.0 million and a non-current liability of $42.5 million at July 31, 2011. The fair value of the Company’s interest rate swaps was recorded as a current liability of $3.2 million and a non-current liability of $14.0 million at May 1, 2011.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

Swaps are recorded as an asset or liability in the Company’s consolidated balance sheet at fair value. Any gains and losses on economic hedges as well as ineffectiveness of cash flow hedges are recorded as an adjustment to other (income) expense. Derivative gains and losses for cash flow hedges were included in other comprehensive income (pre-Merger) and reclassified to interest expense as the underlying transaction occurred.

Commodities: Certain commodities such as soybean meal, corn, wheat, soybean oil, diesel fuel and natural gas (collectively, “commodity contracts”) are used in the production and transportation of the Company’s products. Generally these commodities are purchased based upon market prices that are established with the vendor as part of the purchase process. The Company uses futures, swaps, swaption or option contracts, as deemed appropriate, to reduce the effect of price fluctuations on anticipated purchases. These contracts may have a term of up to 24 months. The Company accounted for these commodities derivatives as either economic or cash flow hedges. Changes in the value of economic hedges are recorded directly in earnings. For cash flow hedges, the effective portion of derivative gains and losses was deferred in equity (pre-Merger) and recognized as part of cost of products sold in the appropriate period and the ineffective portion was recognized as other (income) expense. On July 31, 2011, the fair values of the Company’s commodities hedges were recorded as current assets of $6.1 million and current liabilities of $3.1 million. The fair values of the Company’s commodities hedges were recorded as current assets of $8.0 million and current liabilities of $2.2 million at May 1, 2011.

The notional amounts of the Company’s commodity contracts as of the dates indicated (in millions):

	Successor	Successor
	July 31, 2011	May 1, 2011
Commodity contracts	$92.0	$71.2

Foreign Currency: The Company manages its exposure to fluctuations in foreign currency exchange rates by entering into forward contracts to cover a portion of its projected expenditures paid in local currency. These contracts may have a term of up to 24 months. The Company accounted for these contracts as either economic hedges or cash flow hedges. Changes in the value of the economic hedges are recorded directly in earnings. For cash flow hedges, the effective portion of derivative gains and losses was deferred in equity (pre-Merger) and recognized as part of cost of products sold in the appropriate period and the ineffective portion was recognized as other (income) expense. As of July 31, 2011 the fair values of the Company’s foreign currency hedges were recorded as current assets of $2.1 million and current liabilities of $0.7 million. As of May 1, 2011, the fair values of the Company’s foreign currency hedges were recorded as current assets of $3.0 million and current liabilities of $1.0 million.

The notional amounts of the Company’s foreign currency derivative contracts as of the dates indicated (in millions):

	Successor	Successor
	July 31, 2011	May 1, 2011
Contract amount (Mexican pesos)	$14.8	$20.0
Contract amount ($CAD)	11.0	15.3

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

Fair Value of Derivative Instruments:

The fair value of derivative instruments (all of which are not designated as hedging instruments) recorded in the Condensed Consolidated Balance Sheet as of July 31, 2011 was as follows (in millions):

	Asset derivatives		Liability derivatives
Derivatives in economic hedging relationships	Balance Sheet location	Fair value	Balance Sheet location	Fair value
Interest rate contracts	Other non-current assets	$—	Other non-current liabilities	$42.5
Interest rate contracts	Prepaid expenses and other current assets	—	Accounts payable and accrued expenses	3.0
Commodity and other contracts	Prepaid expenses and other current assets	6.1	Accounts payable and accrued expenses	3.1
Foreign currency exchange contracts	Prepaid expenses and other current assets	2.1	Accounts payable and accrued expenses	0.7

Total		$8.2		$49.3

The fair value of derivative instruments (all of which are not designated as hedging instruments) recorded in the Condensed Consolidated Balance Sheet as of May 1, 2011 was as follows (in millions):

	Asset derivatives		Liability derivatives
Derivatives in economic hedging relationships	Balance Sheet location	Fair value	Balance Sheet location	Fair value
Interest rate contracts	Other non-current assets	$—	Other non-current liabilities	$14.0
Interest rate contracts	Prepaid expenses and other current assets	—	Accounts payable and accrued expenses	3.2
Commodity and other contracts	Prepaid expenses and other current assets	8.0	Accounts payable and accrued expenses	2.2
Foreign currency exchange contracts	Prepaid expenses and other current assets	3.0	Accounts payable and accrued expenses	1.0

Total		$11.0		$20.4

The effect of the Company’s economic hedges on other (income) expense for the three months ended July 31, 2011, in the Condensed Consolidated Statements of Income (Loss) was as follows (in millions):

Interest rate contracts	$29.1
Commodity and other contracts	0.6
Foreign currency exchange contracts	(0.1)

$29.6

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

The effect of derivative instruments recorded for the three months ended August 1, 2010 in the Condensed Consolidated Statements of Income (Loss) was as follows (in millions):

Derivatives in cash flow hedging relationships	Gain (loss) recognized in AOCI	Location of gain (loss) reclassified from AOCI	Gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
Interest rate contracts	$—	Interest expense	$—	N/A	$—
Commodity and other contracts	2.7	Cost of products sold	0.4	Other income (expense)	(4.7	) [1]
Foreign currency exchange contracts	(1.1)	Cost of products sold	0.7	Other income (expense)	—

Total	$1.6		$1.1		$(4.7)

1	Includes a loss of $4.9 million for commodity contracts not designated as hedging instruments.

Note 9. Fair Value Measurements

A three-tier fair value hierarchy is used to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels are defined as follows:

•	Level 1 Inputs—unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 Inputs—quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument; and

•	Level 3 Inputs—unobservable inputs reflecting the Company’s own assumptions in measuring the asset or liability at fair value.

The Company uses interest rate swaps, commodity contracts and forward foreign currency contracts to hedge market risks relating to possible adverse changes in interest rates, commodity prices, diesel fuel prices and foreign exchange rates.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

The following table provides the fair values hierarchy for financial assets and liabilities measured on a recurring basis (in millions):

	Successor
	Level 1		Level 2		Level 3
Description	July 31, 2011	May 1, 2011	July 31, 2011	May 1, 2011	July 31, 2011	May 1, 2011
Assets
Interest rate contracts	$—	$—	$—	$—	$—	$—
Commodity and other contracts	6.1	7.5	—	0.5	—	—
Foreign currency contracts	—	—	2.1	3.0	—	—

Total	$6.1	$7.5	$2.1	$3.5	$—	$—

Liabilities
Interest rate contracts	$—	$—	$45.5	$17.2	$—	$—
Commodity and other contracts	1.2	2.2	1.9	—	—	—
Foreign currency contracts	—	—	0.7	1.0	—	—

Total	$1.2	$2.2	$48.1	$18.2	$—	$—

The Company’s determination of the fair value of its interest rate swaps was calculated using a discounted cash flow analysis based on the terms of the swap contracts and the observable interest rate curve. The Company’s futures and options contracts are traded on regulated exchanges such as the Chicago Board of Trade, Kansas City Board of Trade and the New York Mercantile Exchange. The Company values these contracts based on the daily settlement prices published by the exchanges on which the contracts are traded. The Company’s commodities swap and swaption contracts are traded over-the-counter and are valued based on the Chicago Board of Trade quoted prices for similar instruments in active markets or corroborated by observable market data available from the Energy Information Administration. The Company measures the fair value of foreign currency forward contracts using an income approach based on forward rates (obtained from market quotes for futures contracts with similar terms) less the contract rate multiplied by the notional amount.

The book value of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. The fair values of the Company’s senior notes and long-term debt are discussed in Note 7.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

Note 10. Comprehensive Income (Loss)

The following table reconciles net income (loss) to comprehensive income (loss) (in millions):

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010
Net income (loss)	$(27.6)	$59.4

Other comprehensive income (loss):
Foreign currency translation adjustments	(0.1)	(0.3)
Pension and other postretirement employee benefit adjustments	(4.4)	—
Income on cash flow hedging instruments, net of tax	—	0.2

Total other comprehensive income (loss)	(4.5)	(0.1)

Comprehensive income (loss)	$(32.1)	$59.3

Note 11. Other Expense

The components of other expense are as follows (in millions):

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010
Loss on hedging contracts	$29.6	$4.7
Foreign currency transaction (gain) loss	0.4	(1.3)
Other	0.3	0.2

Other expense	$30.3	$3.6

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

Note 12. Retirement Benefits

Del Monte sponsors a qualified defined benefit pension plan and several unfunded defined benefit postretirement plans providing certain medical, dental and life insurance benefits to eligible retired, salaried, non-union hourly and union employees. See Note 11 of the 2011 Annual Report for information about these plans. The components of net periodic benefit cost of such plans for the three months ended July 31, 2011 and August 1, 2010, respectively, are as follows (in millions):

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010	July 31, 2011	August 1, 2010
Components of net periodic benefit cost
Service cost for benefits earned during the period	$3.4	$3.5	$0.4	$0.4
Interest cost on projected benefit obligation	5.8	5.8	2.1	2.1
Expected return on plan assets	(8.2)	(7.5)	—	—
Amortization of prior service cost/(credit)	—	0.2	—	(2.1)
Amortization of loss	—	0.9	—	—

Net periodic benefit cost	$1.0	$2.9	$2.5	$0.4

As of July 31, 2011, the Company has not made any contributions to the qualified pension plan for fiscal 2012 and currently expects to make contributions of approximately $15 million in fiscal 2012.

Note 13. Legal Proceedings

Shareholder Litigation Involving the Company

Following the announcement of the Merger, fifteen putative class action lawsuits (the “Shareholder Cases”) relating to the Transactions were filed against DMFC, certain of its now-former officers and directors, and other parties including (in certain cases) Blue Sub.

Two previously disclosed cases, which were among the original fifteen Shareholder Cases arising from the Transactions, were voluntarily dismissed on June 6, 2011:

•

Heintz v. Wolford, et al. The Heintz case was filed by Sarah P. Heintz on behalf of herself and a putative class of shareholders against each of the now-former directors of DMFC (together, the “Directors”), DMFC, Parent and Blue Sub on December 20, 2010 in the United States District Court, Northern District of California; and

•

Faulkner v. Wolford, et al. The Faulkner case was filed by Dallas Faulkner on behalf of himself and a putative class of shareholders against the Directors, DMFC, Parent and Blue Sub on January 21, 2011 in the United States District Court, Northern District of California.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

In addition, plaintiffs in two other previously disclosed cases, which were also among the original fifteen Shareholder Cases arising from the Transactions, filed requests for dismissal on March 4, 2011 and June 13, 2011, respectively:

•

Sinor v. Wolford, et al. The Sinor case was filed by James Sinor on behalf of himself and a putative class of shareholders against DMFC, the Directors, KKR, Vestar, Centerview (named as Centerview Partners; together with KKR and Vestar, the “Sponsor Defendants”), Parent and Blue Sub on December 1, 2010 in Superior Court in San Francisco, California; and

•

Kaiman v. Del Monte Foods Co., et al. The Kaiman case was filed by Libby Kaiman on behalf of herself and a putative class of shareholders against DMFC, the Directors, the Sponsor Defendants, Parent and Blue Sub on December 1, 2010 in Superior Court in San Francisco, California.

As a result of the voluntary dismissals and orders consolidating other shareholder cases, only two of the original fifteen Shareholder Cases arising from the Transactions remain pending, one of which has been stayed:

•

In re Del Monte Foods Company Shareholders Litigation (the “Delaware Shareholder Case”). The Delaware Shareholder Case was filed in the Delaware Court of Chancery and consolidated with other related cases filed in the same court. The latest complaint filed in the case asserts claims on behalf of lead Plaintiff NECA-IBEW Pension Fund and a putative class of shareholders against the Directors, DMFC’s former Chief Executive Officer in his capacity as such, Barclays Capital, Inc. (“Barclays”), the Sponsor Defendants, Parent, Blue Sub and DMC, which was joined as a defendant in the litigation as successor in interest to DMFC (together, the “Defendants”); and

•

Franklin v. Del Monte Foods Co., et al. The Franklin case was filed by Elisa J. Franklin on behalf of herself and a putative class of shareholders against the Directors, DMFC and the Sponsor Defendants on December 10, 2010 in Superior Court in San Francisco, California. On February 28, 2011, the Court in the Franklin case granted the motion of DMFC and the Directors to stay the proceeding pending resolution of the Delaware Shareholder Case, and the case remains stayed.

The plaintiff in the Delaware Shareholder Case, which is the only active and pending Shareholder Case, alleges that the Directors breached their fiduciary duties to the stockholders by agreeing to sell DMFC at a price that was unfair and inadequate and by agreeing to certain preclusive deal protection devices in the Merger Agreement. The plaintiff further alleges that the Sponsor Defendants, Parent, Blue Sub and Barclays aided and abetted the Directors’ alleged breaches of fiduciary duties. In addition, the plaintiff asserts a claim for breach of fiduciary duty against the former Chief Executive Officer of DMFC in his capacity as an officer. The plaintiff also alleges that the Sponsor Defendants violated certain Confidentiality Agreements with DMFC, and that Barclays induced the Sponsor Defendants to violate the Confidentiality Agreements, committing tortious interference with contract. The plaintiff in the Franklin case asserts similar claims against the Directors, alleging that they breached their fiduciary duties of care and loyalty by, among other acts, agreeing to sell DMFC at an inadequate price, running an ineffective sale process that relied on conflicted financial advisors, agreeing to preclusive deal protection measures, and pursuing the transaction for their own financial ends. The plaintiff in the Franklin case also asserts claims against the Sponsor Defendants and DMFC for aiding and abetting these alleged breaches of fiduciary duty.

Each of the complaints seeks injunctive relief, rescission of the Merger Agreement, compensatory damages, and attorneys’ fees.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

The Company has a continuing obligation to defend and indemnify the Directors and DMFC’s former Chief Executive Officer for their legal fees and potential liability in the Shareholder Cases, subject to certain limitations under Delaware law or contract. Similarly, the Company may have contractual obligations to indemnify other parties to the Shareholder Cases and other matters arising out of the Merger, subject to certain limitations under applicable law or contract. The Company has $50 million of director and officer insurance coverage for itself and the former directors and officers of DMFC. The insurers have reserved their rights with respect to coverage and have not agreed at this point that coverage is available for losses the Company may sustain as a result of the Shareholder Cases.

On February 14, 2011, following expedited discovery and a preliminary injunction hearing in the Delaware Shareholder Case, the Court of Chancery entered an order preliminarily enjoining the shareholder vote on the Merger, which was scheduled to occur at a special meeting on February 15, 2011, for a period of 20 days. In addition, the Court of Chancery enjoined the parties, pending the vote on the Merger, from enforcing various provisions in the Merger Agreement, including the no-solicitation and match right provisions in Sections 6.5(b), 6.5(c), and 6.5(h), and the termination fee provisions relating to topping bids and changes in the board of directors’ recommendations on the Merger in Section 8.5(b). The Court’s order was conditioned upon the lead plaintiff’s posting a bond in the amount of $1.2 million, which was posted on February 15, 2011.

The scheduled special meeting was convened on February 15, 2011. At such meeting, a quorum was determined to be present and, in accordance with the Court’s ruling, the meeting was adjourned until March 7, 2011, without a vote on the Merger proposal. The special meeting was reconvened on March 7, 2011. At such meeting, a quorum was determined to be present and the Merger was approved. The Merger closed on March 8, 2011.

Following the closing of the Merger, on March 25, 2011, the plaintiff in the Delaware Shareholder Case filed an application for an interim attorneys’ fee award in the amount of $12 million. On June 27, 2011, the Court of Chancery awarded the plaintiff’s attorneys an interim fee award in the amount of $2.75 million for the supplemental disclosures that DMFC made in connection with the Merger. The Court of Chancery deferred decision regarding the balance of the fee application, which seeks fees in connection with the preliminary injunction and suspension of deal protections.

On July 27, 2011, the Court of Chancery issued an order adding the Company as a defendant to the Delaware Shareholder Case and ordering the Company to pay the $2.75 million interim attorney fee award.

On October 6, 2011, the lead plaintiff in the Delaware Shareholder Case and the Defendants submitted a Stipulation and Agreement of Compromise and Settlement to the Delaware Court of Chancery (the “Proposed Settlement”) which, if approved, would settle the Delaware Shareholder Case. The total settlement amount under the Proposed Settlement is $89.4 million, including any additional fees and expenses awarded to plaintiffs’ counsel by the Court of Chancery and costs of notifying the settlement class and administering claims. In connection with the Proposed Settlement, if approved, the Company expects to pay $65.7 million into an escrow account, consisting of (1) the Company’s financial contribution to the settlement and (2) the payment of previously unpaid merger-related fees being contributed to the settlement. The Company has entered into the Proposed Settlement to eliminate the uncertainties, burden, and expense of further litigation. In the Proposed Settlement, the Defendants deny all allegations of wrongdoing.

The Proposed Settlement is subject to customary conditions, including certification of a mandatory, non-opt out class for settlement purposes; Court of Chancery approval of the settlement following notice to settlement class members and a hearing; and entry of a judgment identical in all material respects to the judgment proposed by the

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

parties in the Proposed Settlement. Under the terms of a scheduling order submitted to the Court of Chancery in connection with the Proposed Settlement, members of the settlement class have been given notice of the Proposed Settlement and will have an opportunity to file written objections to the settlement. The Court of Chancery has scheduled a fairness hearing on the Proposed Settlement for December 1, 2011. The parties have the right to terminate the Proposed Settlement if the Court of Chancery declines to enter the proposed judgment in any material respect or if the judgment is modified or reversed in any material respect on appeal. There can be no guarantee that the Proposed Settlement will be approved or, if approved, that it will not be modified or reversed upon appeal.

As of July 31, 2011, the Company had accrued all but $2.2 million of the $65.7 million the Company expects to pay in connection with the Proposed Settlement. If the Proposed Settlement is approved, the Company expects that the class-wide release included in the Proposed Settlement will release the claims in the Franklin case. As a result, the Company has not accrued any additional amounts related to that case. If the Proposed Settlement is not approved, or is modified or reversed upon appeal, the actual costs of resolving the Shareholder Cases may be substantially higher or lower than the established accrual, given the inherent uncertainty associated with legal matters. In such case, the amount that the Company may ultimately be responsible for in connection with the Shareholder Cases may vary based on a number of factors, including, final settlement or award amounts, the allocation of such amounts among the various parties to the litigation, insurance coverage and resolution with its carriers, indemnification obligations, the discovery of new or additional facts that impact the strength or weakness of the parties’ claims and defenses and other factors. The Company cannot at this time reasonably estimate a range of exposure, if any, of the potential liability in such case.

SEC Investigation

On February 18, 2011, the SEC directed the Company to preserve documents and records relating to recent potential or actual business combinations and preparation of DMFC’s proxy statement relating to the Transactions. On March 4, 2011 the SEC requested that the Company voluntarily produce certain documents and records, which the Company has done on an ongoing basis. On May 23, 2011, the Company received a subpoena from the SEC requesting the same documents. The Company is continuing to cooperate with the SEC in its investigation. The Company cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

Commercial Litigation Involving the Company

On September 28, 2011, a complaint was filed against the Company by the Environmental Law Foundation in California Superior Court for the County of Alameda alleging violations of California Health and Safety Code sections 25249.6, et seq. (commonly known as “Proposition 65”). Specifically, the plaintiff alleges that the Company violated Proposition 65 by distributing certain pear, peach and fruit cocktail products without providing warnings required by Proposition 65. The plaintiff seeks injunctive relief, damages in an unspecified amount and attorneys’ fees. The Company intends to deny these allegations and vigorously defend itself. The Company cannot at this time estimate a range of exposure, if any, of the potential liability.

On December 17, 2010, a putative class action complaint was filed against the Company by Lydia Littlefield, on behalf of herself and all others similarly situated, in the U.S. District Court for the District of Massachusetts, alleging intentional misrepresentation, fraud, negligent misrepresentation, breach of express warranty, breach of the implied warranty of merchantability and unjust enrichment. Specifically, the complaint alleges that the Company engaged in false and misleading representation of certain of the Company’s canned fruit products in representing that these products are safe and healthy, when they allegedly contain substances that are not safe and

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

healthy. The plaintiffs seek certification of the class, injunctive relief, damages in an unspecified amount and attorneys’ fees. The Company intends to deny these allegations and vigorously defend itself. On April 19, 2011, the U.S. Judicial Panel on Multidistrict Litigation issued an order consolidating Littlefield with several similar consumer class actions filed in other jurisdictions (in which the Company is not a defendant) in U.S. District Court for the District of Massachusetts. On July 29, 2011, the Company filed a motion to dismiss plaintiff’s complaint. A hearing on this motion has been scheduled for November 18, 2011. The Company cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

On September 30, 2010, a putative class action complaint was served against the Company, to be filed in Hennepin County, Minnesota, alleging wage and hour violations of the Fair Labor Standards Act (“FLSA”). The complaint was served on behalf of five named plaintiffs and all others similarly situated at a manufacturing facility in Minnesota. Specifically, the complaint alleges that the Company violated the FLSA and state wage and hour laws by failing to compensate plaintiffs and other similarly situated workers unpaid overtime. The plaintiffs are seeking compensatory and statutory damages. Additionally, the plaintiffs sought class certification. On November 5, 2010, in connection with the Company’s removal of this case to the U.S. District Court for the District of Minnesota, the complaint was filed along with the Company’s answer. The Company also filed a motion for partial dismissal on November 5, 2010. The parties jointly stipulated that the causes of action in plaintiff’s complaint for unjust enrichment and quantum meruit would be dismissed without prejudice and further stipulated that the cause of action under the Minnesota minimum wage law would be dismissed without prejudice. The court signed an order dismissing those claims on December 28, 2010. The Company and the plaintiffs jointly stipulated to a conditional certification of the class on April 28, 2011. The plaintiffs sent out notices to the potential class on April 28, 2011. The notice period is now closed, and 53 plaintiffs have opted in to the lawsuit. The Company denies plaintiffs’ allegations and plans to vigorously defend itself. The Company cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

On October 14, 2008, Fresh Del Monte filed a complaint against the Company in U.S. District Court for the Southern District of New York. Fresh Del Monte amended its complaint on November 5, 2008. Under a trademark license agreement with the Company, Fresh Del Monte holds the rights to use the Del Monte name and trademark with respect to fresh fruit, vegetables and produce throughout the world (including the United States). Fresh Del Monte alleges that the Company breached the trademark license agreement through the marketing and sale of certain of the Company’s products sold in the refrigerated produce section of customers’ stores, including Del Monte Fruit Naturals products and the more recently introduced Del Monte Refrigerated Grapefruit Bowls. Additionally, Fresh Del Monte alleges that it has the exclusive right under the trademark license agreement to sell Del Monte branded pineapple, melon, berry, papaya and banana products in the refrigerated produce section. Fresh Del Monte also alleges that the Company’s advertising for certain of the alleged infringing products was false and misleading. Fresh Del Monte is seeking damages of $10.0 million, treble damages with respect to its false advertising claim, and injunctive relief. On October 14, 2008, Fresh Del Monte filed a motion for a preliminary injunction, asking the Court to enjoin the Company from making certain claims about the Company’s refrigerated products. On October 23, 2008, the Court denied that motion. The Company denies Fresh Del Monte’s allegations and is vigorously defending itself. Additionally, on November 21, 2008, the Company filed counter-claims against Fresh Del Monte, alleging that Fresh Del Monte has breached the trademark license agreement. Specifically, the Company alleges, among other things, that Fresh Del Monte’s “medley” products (vegetables with a dipping sauce or fruit with a caramel sauce) violate the trademark license agreement. On November 10, 2010, Fresh Del Monte filed a motion for partial summary judgment. On December 8, 2010, the Company filed an opposition to that motion. At a hearing on August 11,

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

2011, the Court denied Fresh Del Monte’s motion for partial summary judgment. A trial date has been tentatively scheduled for March 26, 2012. The Company cannot at this time reasonably estimate a range of exposure, if any, of the potential liability.

Other

The Company is also involved from time to time in various legal proceedings incidental to the Company’s business, including proceedings involving product liability claims, workers’ compensation and other employee claims, tort claims and other general liability claims, for which the Company caries insurance, as well as trademark, copyright, patent infringement and related litigation. Additionally, the Company is involved from time to time in claims relating to environmental remediation and similar events. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of these legal proceedings will have a material adverse effect on its financial position.

Note 14. Segment Information

The Company has the following reportable segments:

•	The Pet Products reportable segment includes the Pet Products operating segment, which manufactures, markets and sells branded and private label dry and wet pet food and pet snacks.

•

The Consumer Products reportable segment includes the Consumer Products operating segment, which manufactures, markets and sells branded and private label shelf-stable products, including fruit, vegetable, tomato and broth products.

The Company’s chief operating decision-maker, its CEO or Interim CEO, reviews financial information presented on a consolidated basis accompanied by disaggregated information on net sales and operating income, by operating segment, for purposes of making decisions about resources to be allocated and assessing financial performance. The chief operating decision-maker reviews assets of the Company on a consolidated basis only. The accounting policies of the individual operating segments are the same as those of the Company.

DEL MONTE CORPORATION AND SUBSIDIARIES

(previously reported as DEL MONTE FOODS COMPANY AND SUBSIDIARIES)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

For the three months ended July 31, 2011

(unaudited)

The following table presents financial information about the Company’s reportable segments (in millions):

	Successor	Predecessor
	Three Months Ended
	July 31, 2011	August 1, 2010
Net sales:
Pet Products	$422.0	$427.3
Consumer Products	354.2	377.3

Total	$776.2	$804.6

Operating income:
Pet Products	$56.2	$98.7
Consumer Products	14.4	34.3
Corporate (1)	(21.3)	(13.6)

Total	49.3	119.4
Reconciliation to income (loss) from continuing operations before income taxes:
Interest expense	62.6	19.7
Other expense	30.3	3.6

Income (loss) from continuing operations before income taxes	$(43.6)	$96.1

(1)	Corporate represents expenses not directly attributable to reportable segments.

Note 15. Related Party Transactions

See Note 16 of the 2011 Annual Report for a description of the Company’s related party transactions. As of July 31, 2011, there was a payable of $2.7 million due to the managers related to the monitoring agreement, a payable of $0.3 million to Capstone Consulting LLC for consulting services and a payable of $0.2 million due to Centerview for transaction-related out-of-pocket expenses, which amounts are included in accounts payable and accrued expenses on the Condensed Consolidated Balance Sheets.

Del Monte Corporation

Offer to Exchange

$1,300,000,000 aggregate principal amount of its 7.625% Senior Notes due 2019, the issuance of each of which has been registered under the Securities Act of 1933, as amended for

any and all of its outstanding 7.625% Senior Notes due 2019

Until the date that is 40 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS